Form 20-F
period 2002-12-31
ROGERS WIRELESS INC
filed 2003-05-16
CIK 879763

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549
FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(A) OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended                      December 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 333-13504

ROGERS WIRELESS INC.

(Exact Name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name Into English)

Canada

(Jurisdiction of incorporation or organization)

One Mount Pleasant Road, 6th Floor
Toronto, Ontario, Canada M4Y 2Y5
Tel. 416-935-1100

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Not applicable	Not applicable

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Not applicable

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d)
of the Act:

10 1/2% Senior Secured Notes due 2006, 8.30% Senior Secured Notes due 2007 9 3/8% Senior Secured Debentures due 2008, 9.625% Senior (Secured) Notes due 2011, 9 3/4% Senior Secured Debentures due 2016, 8.80% Senior Subordinated Notes due 2007

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

1,603,618 Class A Common shares

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceeding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes	☐ No

Indicate by check mark which financial statement item the registrant has elected to follow.

☒	Item 17	☐	Item 18

Unless otherwise noted, all references to dollar amounts in this Form 20-F are stated in Canadian dollars. On December 31, 2002, the inverse of the noon buying rate in New York City for cable transfers of Canadian funds as certified for customs purposes by the Federal Reserve Bank of New York was Cdn$1.00 = US$0.6329.

For the purposes of this Form 20-F, references to “Wireless” are to Rogers Wireless Inc. and its subsidiaries and references to “RWCI” are to Wireless’ parent company, Rogers Wireless Communications Inc. References to “RCI” are to Rogers Communications Inc. and references to “Rogers” and the “Rogers group of companies” are to RCI together with its subsidiaries. References to “AWE” are to AT&T Wireless Services, Inc.

Rogers™ is a trademark of Rogers Communications Inc. This document also makes reference to other trademarks of RCI and its subsidiaries. AT&T® is a trademark of AT&T Corp. which is used under license. This document also makes reference to trademarks of other companies, some of which are used by Wireless under license.

Documents Incorporated by Reference

Important business and financial information relating to Wireless is incorporated by reference in this Form 20-F from Wireless’ Management’s Discussion and Analysis for the year ended December 31, 2002, which was filed with the Securities and Exchange Commission (“SEC”) under cover of a Form 6-K dated February 21, 2003. Certain additional business and financial information relating to Wireless is incorporated by reference in this Form 20-F from Wireless’ Form 20-F for the year ended December 31, 2001, which was filed with the SEC on June 28, 2002.

Cautionary Statement Regarding Forward-Looking Information

This Form 20-F contains forward-looking statements concerning the business, operations and financial performance and condition of Wireless.

When used in this Form 20-F, the words “believe”, “anticipate”, “intend”, “estimate”, “expect”, “project” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such words. These forward-looking statements are based on current expectations and are naturally subject to uncertainty and changes in circumstances that may cause actual results to differ materially from those expressed or implied by such forward-looking statements. Factors that may cause such differences include but are not limited to economic, business, technological, competitive and regulatory factors. More detailed information about these and other factors is included in this Form 20-F under the section entitled “Item 3 – Key Information — Risk Factors”. Wireless is under no obligation to update or alter its forward-looking statements whether as a result of new information, future events or otherwise.

PART I

ITEM 1 – IDENTITY OF DIRECTORS, SENIOR MANAGERS AND ADVISORS

Not applicable.

ITEM 2 – OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3 – KEY INFORMATION

Selected Consolidated Financial Data

The following data should be read in conjunction with Wireless’ audited consolidated financial statements, the notes related to those financial statements and the section entitled “Item 5 – Operating and Financial Review – Management’s Discussion and Analysis”. The selected data for and as of each of the five years ended December 31, 2002 is derived from Wireless’ audited consolidated financial statements which have been audited by KPMG LLP, independent chartered accountants, whose report on the audited consolidated financial statements is included in this annual report.

Wireless’ consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principals (GAAP). For a discussion of the principal differences between Canadian and U.S. GAAP, see Note 19 to Wireless’ consolidated financial statements.

	Year Ended December 31,

	1998	1999	2000	2001	2002

	(in thousands of dollars)
Amounts Under Canadian GAAP (1) Statement of Income Data:
Revenue:
Wireless voice	$1,090,037	$1,188,522	$1,376,819	$1,515,301	$1,699,180
Messaging and data	46,898	51,790	60,691	56,542	60,083

Network revenue	1,136,935	1,240,312	1,437,510	1,571,843	1,759,263
Equipment sales	150,639	178,267	201,594	181,302	206,664

Total revenue	1,287,574	1,418,579	1,639,104	1,753,145	1,965,927
Operating, general and administrative expenses	892,427	996,245	1,228,180	1,341,200	1,438,240
Management fees (2)	9,520	9,851	10,374	10,684	11,006

Operating profit (3)	385,627	412,483	400,550	401,261	516,681
Change in estimate of sales tax and CRTC contribution liabilities (4)	—	—	—	—	(12,331)
Depreciation and amortization (11)	265,722	280,900	330,545	382,608	457,133

Operating income (loss)	119,905	131,583	70,005	18,653	71,879
Interest expense	186,942	161,804	128,040	184,330	195,150
Foreign exchange loss (gain) (5)	88,891	(54,210)	22,992	35,086	(6,410)
Other expense (income), net (6)	(42)	69,473	577	(2,147)	(31,221)

Loss before income taxes	(155,886)	(45,484)	(81,604)	(198,616)	(85,640)
Income taxes (7)	4,524	(69,946)	4,524	6,945	5,258

Net income (loss) for the year (5)	$(160,410)	$24,462	$(86,128)	$(205,561)	$(90,898)

	Year Ended December 31,

	1998	1999	2000	2001	2002

	(in thousands of dollars)
Amounts Under Canadian GAAP (1)
Balance Sheet Data (at year end):
Fixed assets, net	$1,643,881	$1,778,545	$1,972,110	$2,252,328	$2,371,133
Goodwill (11)	—	12,040	9,549	7,058	7,058
Total assets (5)	1,911,673	2,157,370	2,386,822	3,048,556	3,176,663
Senior debt	1,627,079	1,112,201	1,131,097	1,976,791	2,077,200
Total debt (excluding inter-company deeply subordinated debt) (8)	2,386,599	1,562,255	1,879,865	2,369,200	2,410,075
Inter-company deeply subordinated debt (9)	—	963,889	963,889	—	—
Shareholder’s equity (deficiency) (8)	(886,184)	(771,974)	(864,590)	302,226	211,328
Other Data:
Capital expenditures (10)	$301,287	$400,959	$525,993	$654,457	$564,552
Amounts Under U.S. GAAP (1)
Statement of Income Data:
Revenue	$1,287,574	$1,418,579	$1,639,104	$1,753,145	$1,965,927

Operating income (loss)	$1,326	$169,891	$27,540	$(1,006)	$72,607
Interest expense	186,942	161,804	124,785	169,084	188,689
Other expense (income), net (6)	(42)	41,403	577	14,388	(125,752)

Income (loss) before income taxes	(185,574)	(33,316)	(97,822)	(184,478)	9,670
Income taxes (7)	4,524	4,518	4,524	6,945	5,258

Net income (loss) for the year	$(190,098)	$(37,834)	$(102,346)	$(191,423)	$4,412

Other Data:
Operating profit (4)	$376,026	$412,483	$396,639	$395,309	$519,657
Balance Sheet Data (at year end):
Fixed assets, net	$1,634,783	$1,772,814	$1,972,173	$2,267,223	$2,390,241
Goodwill (11)	579,674	572,445	550,685	528,925	528,925
Total assets	2,474,044	2,713,924	2,972,028	3,793,375	3,963,545
Senior debt	1,627,079	1,112,201	1,131,097	2,168,872	2,213,435
Total debt (excluding inter-company deeply subordinated debt) (8)	2,386,599	1,562,255	1,879,865	2,561,281	2,546,310
Inter-company deeply subordinated debt (9)	—	963,889	963,889	—	—
Shareholder’s equity (deficiency) (8)	(323,813)	(215,420)	(324,384)	857,563	861,975

(1)	In certain respects, Canadian GAAP differs from U.S. GAAP. Accordingly, certain line items with respect to Statement of Income Data and Balance Sheet Data differ as a result of the application of U.S. GAAP. For a discussion of the principal differences between Canadian GAAP and U.S. GAAP, see Note 19 to the audited consolidated financial statements. The most significant differences are (1) the U.S. GAAP requirement of “push-down” accounting, which requires goodwill arising from purchase transactions to be “pushed-down” to the balance sheet of the acquired company and required the amortization of such goodwill over a period not exceeding 40 years until December 31, 2001; (2) the U.S. GAAP requirement of recording the consideration received from RCI in 1999 on the utilization of income tax loss carry forwards as a capital contribution within shareholder’s equity; (3) for the years ended December 31, 2001 and 2002, the U.S. GAAP requirement to record the changes in the fair values of Wireless’ cross-currency interest exchange agreements as adjustments to net income; and (4) other expense (income) in 1999 and 2002 include a $41.3 million loss on the early repayment of long term debt and a $31.0 million gain on repurchase of long term debt, respectively.

(2)	Wireless is party to a management services agreement with RCI and RWCI, under which RCI provides finance, treasury, legal, regulatory, administrative and strategic planning services to Wireless in exchange for a fee. The fee per year is the greater of $8.0 million per year (adjusted for changes in the Canadian consumer price index from January 1, 1991) and an amount agreed to by RCI and the independent directors serving on the audit committee of

RWCI under guidelines specified in the management services agreement. In addition, for services not specifically covered under the management services agreement, the fee is generally equal to RCI’s cost. For a more complete discussion, see the section entitled “Item 7 — Certain Relationships and Related Party Transactions”.

(3)	Wireless believes that operating income before depreciation and amortization, provision for restructuring, interest, income taxes, and other non-recurring and non-operating items, which it refers to as “operating profit”, is a standard measure that is commonly reported and widely used by analysts, investors and other interested parties in the wireless communications industry. Accordingly, this information has been disclosed herein to permit a more complete comparative analysis of Wireless’ operating performance relative to other companies in its industry. Operating profit is not a defined term within either Canadian or U.S. GAAP and may not be similar to other measures used by other companies and this measure should not be considered as a substitute or alternative for net income or cash flow in accordance with Canadian or U.S. GAAP or other measures of performance under Canadian or U.S. GAAP.

Operating profit in 2000 declined 2.9%, or $12.0 million, from 1999 due to increased customer care and collection costs and higher sales and marketing expenditures. Customer care costs increased in 2000 to reflect outsourced services that were employed to improve service levels impacted after the implementation of Wireless’ new customer care and billing system in 2000. Collection costs increased as a result of billing delays associated with this implementation. Sales and marketing expenditures increased in 2000 due to higher cost acquisition and retention offers necessary to respond to competitive market pressures. Operating profit in 2001 increased 0.2%, or $0.7 million, from 2000 due to increased revenue offset by increased sales and marketing expenditures and higher customer care costs. Operating profit in 2002 increased 28.8% or $115.4 million due to increased revenue, relatively flat operating expenses before sales, marketing and retention costs due to the decrease in CRTC contribution expense, offset by increased sales and marketing expenditures. For a more complete discussion, see “Item 5 – Operating and Financial Review — Management’s Discussion and Analysis - Year Ended December 31, 2002 Compared to Year Ended December 31, 2001 and - Year Ended December 31, 2001 Compared to Year Ended December 31, 2000”.

(4)	In 2002, Wireless received clarification of a provincial sales tax liability for a matter common to the Wireless industry. As a result, Wireless revised its estimate with respect to this liability and released a provision of $19.2 million which had been established in previous years associated with this matter. Wireless is required to make payments equal to a percentage of adjusted revenues in accordance with the revenue-based contribution scheme implemented by the Canadian Radio-television and Telecommunications Commission (“CRTC”). Prior to 2002, the calculation of the amount payable was subject to a number of matters of interpretation between the CRTC and Wireless. These matters of interpretation were clarified in April 2002 by the CRTC, resulting in an additional amount of $6.8 million in respect of 2001 being payable by Wireless. This additional amount was recorded in 2002.

(5)	Effective January 1, 2002, Wireless adopted the amendments to Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1650 on foreign currency translation. As a result of this adoption, Wireless’ results for the years ended December 31, 1998, 1999, 2000 and 2001 was increased (decreased) by ($80.3 million), $58.8 million, ($18.9 million) and ($25.7 million), respectively. For a more complete discussion, see Note 2(e) “Significant Accounting Policies – Foreign Currency Translation” to Wireless’ audited consolidated financial statements.

(6)	Other expense (income) for 2002 and 2001 for U.S. GAAP purposes also includes the change in fair values of Wireless’ cross-currency interest rate exchange agreements.

(7)	During 1999, Wireless completed a transaction with RCI which resulted in Wireless realizing a gain for income tax purposes and the utilization of a portion of Wireless’ income tax loss carry forwards to offset this gain. As consideration for the utilization of Wireless’ income tax loss carry forwards, RCI paid $74.5 million to Wireless, which was recorded as a reduction of income tax expense under Canadian GAAP. For U.S. GAAP purposes, the amount received was recorded as a capital contribution within shareholder’s equity. This transaction was reviewed and approved by an independent committee of Wireless’ Board of Directors.

(8)	Total debt includes long term debt, operating bank loans and bank advances and all inter-company subordinated debt but does not include inter-company deeply subordinated debt. The following table sets forth, for the periods indicated, Wireless’ outstanding inter-company subordinated debt owing to RCI and RWCI:

	December 31,

	1998	1999	2000	2001	2002

		(in thousands of dollars)
Inter-company subordinated debt owing to RCI	$287,000	$—	$284,450	$—	$—
Inter-company subordinated debt owing to RWCI	143,462	139,744	141,775	50,000	50,000

Total inter-company subordinated debt	$430,462	$139,744	$426,225	$50,000	$50,000

Wireless’ inter-company deeply subordinated debt, all of which was owed to RWCI, is excluded from total debt because under the terms of Wireless’ outstanding indebtedness, all payments on inter-company deeply subordinated debt are restricted payments treated in the same manner as dividends on Wireless’ common shares. For a more complete discussion, see Note 10 to the audited consolidated financial statements.

(9)	On August 16, 1999, Wireless issued to RWCI inter-company deeply subordinated debt in the principal amount of $963.9 million in exchange for RWCI advancing to Wireless $963.9 million, representing the net proceeds received by RWCI from the investment in RWCI by JVII in August 1999. This amount was repaid by Wireless during 2001 using the proceeds from the issuance of Class A Common shares of Wireless to RWCI. See Note 10 to the audited consolidated financial statements.

(10)	The increase in capital expenditures in 1999 and 2000, compared to 1998, resulted from increased spending for expanded capacity and improved quality of existing network facilities, new network coverage, the costs of Wireless’ new customer care and billing system and the expansion and upgrading of Wireless’ Mobitex network, a second-generation packet-switched network for carrying data. The increase in capital expenditures in 2001 compared to 2000 is primarily due to the commencement of the rollout of Wireless’ GSM/GPRS network overlay. Capital expenditures for 2001 excludes $396.8 million of expenditures pertaining to the acquisition of spectrum licenses. The 13.7% or $89.9 million decline in capital expenditures in 2002 was primarily due to lower network related expenditures.

(11)	Effective January 1, 2002, Wireless adopted the new accounting standards under Canadian and U.S. GAAP relating to goodwill and intangible assets with indefinite useful lives which are no longer amortized. For a more complete discussion, see Note 2(d) “Significant Accounting Policies – Business Combinations, Goodwill and Other Intangible Assets” to the audited consolidated financial statements.

Dividends

     During each of the years ended December 31, 2000 and 2001, RWI declared and paid cash dividends of $6.6 million and $0.8 million, respectively, on its Class A Preferred Shares, which were entirely held by RWCI. RWI redeemed its Class A Preferred shares during 2001 and RWI paid no dividends in the year ended December 31, 2002. Any future determination as to the payment of dividends will be at the discretion of the Board of Directors of RWI and will depend on Wireless’ operating results, financial condition and capital requirements, general business conditions and such other factors as the Board of Directors of RWI deems relevant. RWI is party to various credit agreements that restrict RWI’s ability to declare dividends.

Exchange Rate Data

The following table sets forth, for the periods indicated, the average, high, low and end of period noon buying rates in the City of New York for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York. Such rates are set forth as U.S. dollars per Cdn$1.00 and are the inverse of rates quoted by the Federal Reserve Bank of New York for Canadian dollars per U.S.$1.00. On April 30, 2003, the inverse of the noon buying rate was Cdn$1.00 equals US$0.6975.

Year ended	Average (1)	High	Low	Period End

December 31, 2002	0.6368	0.6619	0.6217	0.6329
December 31, 2001	0.6446	0.6697	0.6241	0.6279
December 31, 2000	0.6727	0.6969	0.6410	0.6669
December 31, 1999	0.6746	0.6925	0.6535	0.6925
December 31, 1998	0.6722	0.7105	0.6341	0.6504

Month Ended	Average (2)	High	Low	Period End

April 30, 2003	0.6858	0.6975	0.6737	0.6975
March 31, 2003	0.6775	0.6822	0.6709	0.6805
February 28, 2003	0.6613	0.6720	0.6530	0.6720
January 31, 2003	0.6487	0.6570	0.6349	0.6542
December 31, 2002	0.6413	0.6461	0.6329	0.6329
November 30, 2002	0.6364	0.6440	0.6288	0.6387

(1)	The average of the exchange rates on the last day of each month during the applicable year.

(2)	The average of the exchange rates for all days during the applicable month.

Risk Factors

This section is incorporated herein by reference to the “Operating Risks and Uncertainties” section contained on pages 19-20 of Wireless’ Management’s Discussion and Analysis for the year ended December 31, 2002.

ITEM 4 – INFORMATION ON THE COMPANY

Name and Incorporation Rogers Wireless Inc. is wholly owned by Rogers Wireless Communications Inc. (“RWCI”) and is the principal operating subsidiary of RWCI. Wireless is incorporated under the Canada Business Corporations Act pursuant to Articles of Amalgamation dated January 1, 1997.

Wireless’ executive offices are located at One Mount Pleasant Road, 6th Floor, Toronto, Ontario, Canada M4Y 2Y5. Wireless’ telephone number is 416-935-1100. Wireless’ agent for service in the United States is CT Corporation System, 111 Eighth Avenue, 13th Floor, New York City, NY, U.S.A. 10011. CT Corporation’s telephone number is 212-894-8400.

Three Year History

2002 Highlights

•	Completed the installation of the 1.9 GHz GSM/GPRS network to fully match the coast-to-coast analog footprint, covering approximately 93% of the Canadian population, and began deployment of GSM/GPRS service at 850 MHz late in 2002;

•	Commenced cross-border GSM roaming into the U.S. with AWE and Cingular Wireless LLC, and into 54 other countries around the world;

•	Repurchased US$45.9 million aggregate principal amount of U.S. dollar-denominated long term debt, resulting in a gain of $31.0 million.

2001 Highlights

•	Successfully participated in Industry Canada’s spectrum licensing auction in January 2001, which resulted in the acquisition of 23 licenses of 10 MHz each of spectrum in various regions across Canada;

•	Launched GSM/GPRS wireless voice and data services to 85% of the Canadian population (reached 93% in 2002);

•	Completed the implementation of the new AMDOCS billing and customer care system with the integration of data and messaging customers;

•	Completed three financing transactions:

1.	On April 12, 2001, RWI amended its bank credit facility to provide it with a revolving credit facility of $700 million with no reduction until April 30, 2006 and a final maturity on April 30, 2008;

2.	On April 18, 2001, RWI completed an equity rights offering, yielding approximately $419.9 million, net of costs; and

3.	On May 2, 2001, RWI completed a debt issue in an aggregate amount of US$500 million (approximately Cdn$770 million) of 9.625% Senior Secured Notes due May 1, 2011, the full amount of which has been hedged with respect to foreign exchange.

2000 Highlights

•	In January 2000, Rogers launched a new logo and brand identity for the Rogers group of companies. As a result, Rogers Cantel Inc. changed its name to Rogers Wireless Inc. and now operates under the co-brand Rogers AT&T Wireless. In addition, Rogers AT&T Wireless, Rogers Cable and Rogers Media share a common brand identity to reflect the Rogers group of companies’ ability to offer a variety of communications, information and entertainment services.

•	In November 2000, in response to the expected increased demand for wireless data services, Wireless, together with its partner AWE, announced a three-phase approach to deploy a third generation wireless network capable of offering high-speed integrated wireless voice and data transmission services.

Organizational Structure

Refer to Item 7.

Business Overview

This section is incorporated herein by reference to the “Company Overview”, “Strategy”, “Seasonality”, “Recent Wireless Industry Trends”, “Overview of Government Regulation”, “Regulatory Developments”, “Competition” and “Intercompany and Related Party Transactions” sections contained on pages 2,3 and 6-12 of Wireless’ Management’s Discussion and Analysis for the year ended December 31, 2002.

Properties, Trademarks and Other Matters

     In most instances, Wireless owns the assets essential to its operations. The major fixed assets of Wireless are transmitters, microwave systems, antennae, buildings and electronic transmission receiving and processing accessories and other cellular network equipment (including switches, radio channels, base station equipment, microwave facilities and cell equipment). Wireless also leases land and space on buildings for the placement of antenna towers and generally leases the premises on which its switches are located, principally under long term leases. Wireless owns a Toronto office complex in which its executive offices are located. Wireless is also leasing some of this office space to RCI and certain of its affiliates. In addition, Wireless owns service vehicles, data processing facilities and test equipment. The operating systems and software related to these assets are either owned by Wireless or are used under license. Most of Wireless’ assets are subject to various security interests in favour of lenders.

     Wireless’ wireless network reaches approximately 93% of the Canadian population and is located in all ten provinces.

     Wireless owns or has licensed various brands and trademarks used in its businesses. Wireless entered into an amended brand license agreement with AT&T Canada Enterprises under which it was granted a license to use the AT&T brand on a co-branded basis in connection with the marketing of Wireless’ wireless services. In January 2000, the Rogers group of companies launched a new logo and brand identity to reflect the Rogers group of companies’ ability to offer a variety of communications, information and entertainment services. Wireless maintains customer lists for its businesses. Various of Wireless’ trade names are protected by trademark and/or copyright. Wireless’ intellectual property, including its trade names, brands, properties and customer lists, is important to its operations.

     Environmental protection requirements applicable to Wireless’ operations are not expected to have a significant effect on its capital expenditures, earnings or its competitive position in the current or future fiscal years.

ITEM 5 – OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of financial condition and results of operations should be read in conjunction with Wireless’ audited consolidated financial statements and the notes related to those financial statements, which are included in this Form 20-F. This section incorporates herein by reference the “Critical Accounting Policies and Estimates”, “Recent Accounting Developments” and “Cautionary Statement Regarding Forward-Looking Information” sections contained on pages 3-6 of Wireless’ Management’s Discussion and Analysis for the year ended December 31, 2002.

Operating Results

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

This section is incorporated herein by reference to the “Operating and Financial Results” section contained on pages 12-19 of Wireless’ Management’s Discussion and Analysis for the year ended December 31, 2002.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

This section is incorporated herein by reference to the “Year Ended December 31, 2001 Compared to Year Ended December 31, 2000” and the “Capital Expenditures” sections contained on pages 14-19 and page 23, respectively, of Wireless’ Form 20-F for the year ended December 31, 2001.

Financial Position — Liquidity and Capital Resources

This section is incorporated herein by reference to the “Financial Position - Liquidity and Capital Resources” and “Financing” sections contained on pages 20-22 of Wireless’ Management’s Discussion and Analysis for the year ended December 31, 2002.

Contractual Obligations and Commitments

Contractual Obligations

Wireless’ material obligations under firm contractual arrangements, including commitments for future payments under long-term debt arrangements, capital lease obligations and operating lease arrangements are summarized below as at December 31, 2002 and are fully disclosed in Notes 8, 17 and 18 of Wireless’ audited consolidated financial statements.

	Payments Due by Period

		1	2 - 3	4-5	After 5
	Total	Year	Years	Years	Years

	(in thousands of dollars)
Long-term debt	$2,352,285	$359	$806	$774,869	$1,576,251
Capital lease obligations	7,790	4,804	2,477	509	0
Operating leases	117,417	25,942	43,625	24,587	23,263

Total contractual cash obligations	$2,477,492	$31,105	$46,908	$799,965	$1,599,514

Other Commercial Commitments

Wireless’ most significant commitment is commissions paid to its dealers. Wireless’ dealers, which generate in excess of 50% of Wireless’ gross subscriber additions, are paid a residual commission based on a percentage of certain monthly revenues generated by these subscribers. The total commission obligation is estimated to be approximately $57 million in 2003. In addition, dealers are paid commissions for activating new subscribers based on the number of activations generated. This amount varies depending on the level of activations and commission rates determined by Wireless from time to time.

Another significant commitment of Wireless relates to the terms of its licences issued by Industry Canada. The terms of these licenses require Wireless to spend 2% of certain revenues earned in each year on research and development activities. Wireless’ total obligation for research and development spending in 2003 is estimated to be approximately $19 million.

In December 2002, Wireless and Ericsson Canada Inc. entered into a renewed three year supply agreement. While there is no volume commitment, Wireless is required to purchase its requirements for GSM/GPRS/EDGE/WCDMA network equipment and related software from Ericsson in consideration of certain pricing and other concessions from Ericsson.

Canadian and United States Accounting Policy Differences

This section is incorporated herein by reference to “Note 19 – Canadian and United States accounting policy differences” contained on pages F-40 to F-46 of the notes to Wireless’ audited consolidated financial statements.

ITEM 6 – DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Set forth below is a listing of Wireless’ directors and principal executive officers as of December 31, 2002.

Name	Position

Edward S. Rogers, O.C. (2)(4)	Director and Chairman
H. Garfield Emerson, Q.C. (1)(2)	Director and Deputy Chairman
Nadir H. Mohamed (2)	Director and President and Chief Executive Officer
Douglas C. Cotton (5)	President, Ontario Region
The Hon. Francis Fox, P.C., Q.C	President, Strategic Relations
Jean Laporte	President, Eastern Region
Daryl E. Levy	President, Midwest Region
Arnold J. Stephens	President, Western Canada
Robert F. Berner	Executive Vice President and Chief Technology Officer
Robert W. Bruce	Executive Vice President, Chief Marketing Officer and President, Wireless Data Services
James S. Lovie	Executive Vice President, Sales, Service and Distribution
Bruce Burgetz	Senior Vice President and Chief Information Officer
John R. Gossling	Senior Vice President and Chief Financial Officer
M. Lorraine Daly	Vice President, Treasurer
Alan D. Horn	Director and Vice President
Donna McNicol	Vice President, Human Resources
Graeme H. McPhail	Vice President, Associate General Counsel
David P. Miller	Vice President, General Counsel and Secretary
Lewis M. Chakrin (1)(2)(3)	Director
George A. Fierheller (1)	Director and Honourary Chairman
Timothy Finnegan (3)	Director
Albert Gnat, Q.C	Director
James C. Grant	Director
Thomas I. Hull (2)	Director
Pierre L. Morrissette (1)	Director
The Hon. David R. Peterson, P.C., Q.C. (1)	Director
John F. Ricketts (1)	Director
Jordan M. Roderick (2)(3)	Director
Edward Rogers (2)(4)	Director

(1)	Member of the Audit Committee.

(2)	Member of the Executive Committee.

(3)	In 1999, RWCI, RCI and JVI1 entered into a number of agreements, including a shareholders’ agreement which provides for, among other things, the grant by RCI of certain governance rights in favour of JVII with respect to RWCI so long as JVII holds at least 20% of the equity shares of RWCI, including the ability to nominate four directors to RWCI’s board of directors. Messrs. Chakrin, Finnegan and Roderick serve as directors of RWI pursuant to the shareholders’ agreement.

(4)	Edward Rogers is the son of Edward S. Rogers, O.C. Effective February 7, 2003 Edward Rogers was appointed President and Co-Chief Executive Officer of Rogers Cable Inc.

(5)	Mr. Cotton resigned from Wireless effective December 31, 2002. Mr. Joseph B. Chesham was appointed Acting President, Ontario Region and Vice President, National Corporate Sales effective January 1, 2003. In April 2003, Mr. Chesham was appointed President, Ontario Region.

Edward S. Rogers, O.C., 69, resides in Toronto, Ontario and has been Chairman of Wireless and RWCI since May 1991. Mr. Rogers is also President and Chief Executive Officer of Rogers Communications Inc. He also serves as a director of Rogers Communications Inc., Rogers Cable Inc., Rogers Media Inc., Rogers Telecommunications Limited, the Toronto Dominion Bank, Cable Television Laboratories, Inc. and the Canadian Cable Television Association. Mr. Rogers holds a B.A., University of Toronto, LL.B., Osgoode Hall Law School, and was called to the Bar of Ontario in 1962. Mr. Rogers was appointed an Officer of the Order of Canada in 1990 and inducted into the Canadian Business Hall of Fame in 1994. In 2002, Mr. Rogers was inducted into the U.S. Cable Hall of Fame.

H. Garfield Emerson, Q.C., 62, resides in Toronto, Ontario and has been a director of Wireless and RWCI since April 1992 and Deputy Chairman of the Board since May 2002. Mr. Emerson is also a director of the Canada Deposit Insurance Corporation, CAE Inc., Wittington Investments, Limited, Rogers Communications Inc., Rogers Cable Inc., Rogers Media Inc., Rogers Telecommunications Limited and Sunnybrook & Women’s Health Sciences Centre. Mr. Emerson is also Chair of the Sunnybrook & Women’s Foundation. Mr. Emerson joined Fasken Martineau DuMoulin, LLP in August 2001 as senior partner and National Chairman of the firm and leader of the firm’s mergers and acquisitions practice. Mr. Emerson joined the Rothschild International Investment Bank in 1990 and, from 1990 to 2001, served as President and Chief Executive Officer of NM Rothschild & Sons Canada Limited. Prior to this, Mr. Emerson served as a senior partner with Davies, Ward & Beck from 1969 to 1990. Mr. Emerson holds an Honours B.A. (History) and LL.B., University of Toronto, was called to the Bar of Ontario in 1968 and appointed Queen’s Counsel in 1980.

Nadir H. Mohamed, 47, resides in Toronto, Ontario, and has been a director of Wireless and RWCI since June 2001. Mr. Mohamed is President and Chief Executive Officer of Wireless and RWCI. Prior to joining Wireless, Mr. Mohamed served as Senior Vice-President, Marketing and Sales, Telus Communications Inc., held several senior financial, strategic business development and operational management positions at both BC Tel and BC Tel Mobility and served as President and Chief Operating Officer, BC Tel Mobility. Mr. Mohamed is a director of Sierra Wireless, Inc. Mr. Mohamed holds an undergraduate degree from the University of British Columbia and received his Chartered Accountant designation in 1980.

Douglas C. Cotton, a resident of Toronto, Ontario, served as President, Ontario Region from May 2000 until his resignation from Wireless in December 2002. Prior to his appointment at Wireless, Mr. Cotton held various management positions with Sprint PCS from 1996 to 2000, most recently serving as Area Vice President for Sprint PCS in Pittsburgh, Pennsylvania.

The Hon. Francis Fox, P.C., Q.C., a resident of Verdun, Quebec, was appointed President, Strategic Relations in 2002 and has served as President, Eastern Canada from 1999 to 2002 and as President, Quebec and Eastern Canada from 1997 to 1999. From 1991 to 1997, Mr. Fox served as Chairman and as a Director of Wireless. From 1985 to 1997, Mr. Fox was a partner in the law firm of Martineau Walker.

Jean Laporte, a resident of Montreal, Quebec, was appointed President, Eastern Region in 2002. Prior to his appointment, Mr. Laporte served as a senior officer of Microcell Solutions, most recently as National Vice President, Sales, Fido Stores from 2001 to 2002 and as Vice President and General Manager, Eastern Canada from 1997 to 2001. From 1987 to 1996, Mr. Laporte served in various capacities with Apple Canada.

Daryl E. Levy, a resident of Winnipeg, Manitoba, was appointed President, Midwest Region in August 2000. From 1994 to 2000, Mr. Levy served as General Manager, Midwest Region.

Arnold J. Stephens, a resident of Calgary, Alberta, was appointed President, Western Canada in September 2000. Prior to his appointment, Mr. Stephens held various senior management positions at Telus Mobility from 1989 to 2000, most recently as Acting President of Telus Mobility and Acting Executive Vice President of Telus.

Robert F. Berner, a resident of Unionville, Ontario, was appointed Senior Vice President and Chief Technology Officer in 1997, prior to which Mr. Berner served as Vice President and Chief Technology Officer from 1996 to 1997. Mr. Berner has been associated with Wireless since 1985. Mr. Berner currently serves as a director of Tropian Inc., a privately held company, and is the founding member and director of the board of governors of the Universal Wireless Communications Consortium.

Robert W. Bruce, a resident of Toronto, Ontario, was appointed Executive Vice President, Chief Marketing Officer and President, Wireless Data Services in 2001. Prior to his appointment with Wireless, Mr. Bruce served as Senior Vice President of Marketing for Bell Mobility, prior to which Mr. Bruce held senior operating and marketing positions with Oshawa Foods Limited, Pepsi-Cola Canada Beverages Inc. and Warner Lambert.

James S. Lovie, a resident of Aurora, Ontario, was appointed Executive Vice President, Sales, Distribution and Service for Wireless in 2001. Prior to his appointment with Wireless, Mr. Lovie served As President and Chief Operating Officer of Axxent Corporation (a CLEC company), prior to which Mr. Lovie served as President and Chief Executive Officer of cMeRun Corp. (Internet company). From 1998 to 2000, Mr. Lovie served as President and Chief Executive Officer of Bell Distribution Inc. (Bell Canada’s retail distribution company) and, from 1996 to 1998, as Senior Vice President, Sales, Marketing and Distribution for Bell Mobility.

Bruce Burgetz, a resident of Toronto, Ontario was appointed Senior Vice President and Chief Information Officer in April 2002. Prior to joining Wireless, Mr. Burgetz served as Senior Vice President of Information Technology and Chief Information Officer for Shoppers Drug Mart. Mr. Burgetz was associated with Shoppers Drug Mart from 1992 to 2002.

John R. Gossling, a resident of Toronto, Ontario, was appointed Senior Vice President and Chief Financial Officer in July 2000. From 1985 to 2000, Mr. Gossling held various positions with KPMG, LLP, most recently as a partner in KPMG’s US Capital Markets Group based in New York City and London, England. Mr. Gossling received his Chartered Accountant designation in 1989.

M. Lorraine Daly, a resident of Toronto, Ontario, has served as Vice President, Treasurer of Wireless since 1991. Ms. Daly has also served as Vice President, Treasurer of RCI since 1989 and has been associated with RCI since 1987.

Alan D. Horn a resident of Toronto, Ontario, has served as a Director of Wireless since October 1999 and as a Vice President of Wireless since 1996. Mr. Horn has served as Vice President, Finance and Chief Financial Officer of RCI since 1996, prior to which Mr. Horn served as Vice President, Administration of RCI.

Donna McNicol, a resident of Toronto, Ontario, was appointed as Vice President, Human Resources of Wireless in 2002.

Graeme H. McPhail, a resident of Toronto, Ontario, was appointed as Vice President, Associate General Counsel of Wireless in 1996. Mr. McPhail has also served as Vice President, Associate General Counsel of RCI since 1997 and has been associated with RCI since 1991.

David P. Miller, a resident of Toronto, Ontario, was appointed as Vice President, General Counsel and Secretary of Wireless in 1991. Mr. Miller has also served as Vice President, General Counsel of RCI since 1987. Mr. Miller also served as a Director of Wireless in 2000 and 2001.

Lewis M. Chakrin, 55, resides in Mendham, New Jersey, and has been a director of Wireless and RWCI since October 2001. Mr. Chakrin is Executive Vice-President, Corporate Strategy and Business Development, AT&T Wireless Services, Inc. Mr. Chakrin joined Bell Labs in 1969 and served as a supervisor in the Operations Research Group and the Network Architecture Planning Group. He joined AT&T Corporate Headquarters in 1982 and served in various capacities including Vice-President, Business Sales Division; Strategic Planning Vice-President, International Communications Services; Vice-President, Personal Communications Services; Vice-President Business Development and Corporate Strategy and Vice-President, Consumer Product Management. Mr. Chakrin holds a M.Sc. in Operations Research, Columbia University, and an M.B.A. and Ph.D. in Finance, New York University’s Graduate School of Business.

George A. Fierheller, 69, resides in Toronto, Ontario, and has been a director of Wireless and RWCI since 1984. Mr. Fierheller is President, Four Halls Inc. (investment and consulting) and served with IBM prior to founding Systems Dimensions Limited in 1968. Mr. Fierheller was appointed President and Chief Executive Officer, Premier Cablesystems Limited in 1979; Vice-Chairman of the merged Rogers Cablesystems Inc. in 1980 and Chairman and Chief Executive Officer of Rogers Wireless Mobile Communications Inc. in 1989. Mr. Fierheller serves as a director of Ontario Exports Inc., The Canadian Institute for Advanced Research, Extendicare Inc., GBC North America Growth Fund Inc., Sierra Systems Group Inc., Telesystem International Wireless Inc. and is an Honourary Director of Smart Toronto. Mr. Fierheller holds an Honours Degree (Political Science and Economics), University of Toronto, 1955. Mr. Fierheller was appointed a Member of The Order of Canada in 2000.

Timothy Finnegan, 47, resides in Huntington, Long Island, and has been a director of Wireless and RWCI since October 2001. Mr. Finnegan is Vice-President, Partnership Marketing, AT&T Wireless Services, Inc. and has served in various capacities with that company, including Vice President, Business Sales. Prior to joining AT&T Wireless Services, Inc., Mr. Finnegan served with AT&T and Manufacturers Hanover Trust Company, New York, in a variety of sales, marketing and operations positions. Mr. Finnegan holds a B.A. (Economics), Fairfield University, and an M.B.A., Fordham University.

Albert Gnat, Q.C., 64, resides in Caledon, Ontario and has been a director of Wireless and RWCI since 1990. Mr. Gnat is a senior partner in the law firm of Lang Michener. Mr. Gnat is also a director of Rogers Communications Inc., Rogers Cable Inc., AXA Insurance Group of Companies, CCL Industries Inc., Enghouse Systems Limited, IKEA Limited, Leitch Technology Corporation, SCOR Canada Reinsurance Company, Slater Steel Inc. and Vitran Corporation Inc. Mr. Gnat holds an Honours B.A. (Political Science and Economics), and an LL.B., University of Toronto. He was called to the Bar of Ontario in 1967 and appointed Queen’s Counsel in 1984.

James C. Grant, 66, resides in Oakville, Ontario, and has been a director of Wireless and RWCI since April 1992. Mr. Grant is President, C.G. James & Associates. Previously, Mr. Grant held senior positions with the Royal Bank of Canada, including Deputy Head of the Retail Division responsible for Strategic Planning and Executive Vice-President, Systems and Technology. Mr. Grant serves as a director of Canadian Information Productivity Awards Ltd. (Canada), Object Resources Inc. (U.S.A.) and Secure Electrans Limited (U.K.). Mr. Grant represented Canada in a number of international associations including the Business Industry Advisory Committee to the O.E.C.D.; the International Chamber of Commerce on Information Systems and the Telecommunications and Computer Services Sectoral Advisory group on International Trade, Government of Canada (NAFTA). Mr. Grant holds a B. Eng., Technical University of Nova Scotia.

Thomas I. Hull, 71, resides in Toronto, Ontario and has been a director of Wireless since 1998 and RWCI since 1991. Mr. Hull is Chairman and Chief Executive Officer of The Hull Group of Companies. Mr. Hull is also a director of Rogers Communications Inc., Rogers Media Inc. and Rogers Telecommunications Limited. Mr. Hull is a graduate of Upper Canada College and the Insurance Co. of North America College of Insurance and Risk Management. Mr. Hull is a life member of the Canadian Association of Insurance and Financial Advisors and past president of the Life Underwriters’ Association of Toronto.

Pierre L. Morrissette, 56, resides in Oakville, Ontario and has been a director of Wireless and RWCI since 1989. Mr. Morrissette serves as Chairman, President and Chief Executive Officer of Pelmorex Inc. Mr. Morrissette previously served as President and Chief Executive Officer, Canadian Satellite Communications Inc.; Chairman and Chief Executive Officer, CI Cable Systems; Senior Vice-President and Chief Financial Officer, Telemedia Communications Inc.; President, Gasbeau Investments and President, Telemedia Enterprises. Mr. Morrissette serves on the Advisory Boards of the Richard Ivey School of Business and Meteorological Services of Canada. Mr. Morrissette holds a B.A. (Economics), Loyola of Montreal, and an M.B.A., University of Western Ontario.

The Hon. David R. Peterson, P.C., Q.C., 59, resides in Toronto, Ontario and has been a director of Wireless and RWCI since May 1991. Mr. Peterson is a senior partner and Chairman of Cassels Brock & Blackwell LLP, Chairman of Cassels•Pouliot•Noriega, an international affiliation of Toronto, Montreal and Mexico City law firms and an adjunct professor at York University. Mr. Peterson was elected as a Member of the Ontario Legislature in 1975 and became the Leader of the Ontario Liberal party in 1982. He served as Premier of Ontario between 1985 and 1990. Mr. Peterson is also a director of a number of boards that includes Ivanhoe Cambridge Shopping Centres Limited, Rogers Communications Inc. and BNP Paribas. Mr. Peterson holds a B.A. and LL.B., University of Toronto, was called to the Bar of Ontario in 1969, appointed Queen’s Counsel in 1980, and summoned by Her Majesty to the Privy Council in 1992.

John F. Ricketts, 65, resides in Toronto, Ontario and has served as a Director of Wireless and RWCI since 1986.

Jordan Roderick, 45, resides in Redmond, Washington and has been a director of Wireless and RWCI since April 2000. Mr. Roderick is President, International, AT&T Wireless Services, Inc. Prior to his current position, Mr. Roderick was Executive Vice-President Wireless Technology and Products and served in a variety of roles with LIN, McCaw Cellular and AT&T Wireless Services, Inc., including Executive Vice-President, Cellular One in New York and Vice-President, Products Development, AT&T Wireless Services, Inc. Mr. Roderick serves as a director of Rohn Industries, Far EasTone Telecommunications, Ltd. (Taipei, Taiwan) and PrairieComm, Inc. Mr. Roderick holds a B.A. and M.B.A. from Dartmouth.

Edward Rogers, 33, resides in Toronto and has been a director of Wireless and RWCI since September 1999. Mr. Rogers also serves as a director of Rogers Communications Inc., Rogers Media Inc. and Futureway Communications Inc. Mr. Rogers is President and Co-Chief Executive Officer of Rogers Cable Inc. From 1993 to 1996 he worked for Comcast Corporation, Philadelphia and has served as Vice-President and General Manager, Paging, Data and Emerging Technologies, Rogers Wireless Inc., Vice-President and General Manager, GTA, Rogers Cable Inc. and Senior Vice-President, Planning and Strategy, RCI. Mr. Rogers holds a B.A., University of Western Ontario.

Wireless’ Board of Directors is comprised of 15 directors. Each director is elected by RWCI, Wireless’ sole shareholder, to serve until a successor director is elected or appointed. Executive officers are appointed annually and serve at the discretion of the Board of Directors.

Wireless’ Board of Directors has established an Executive Committee and an Audit Committee. The Executive Committee consists of seven directors who are appointed annually by Wireless’ Board of Directors. A majority of the members of the Executive Committee must be Canadian residents. The Executive Committee may exercise all powers of the Board of Directors in connection with the management and direction of Wireless’ business and affairs between meetings of Wireless’ Board of Directors. The exercise of these powers is subject to restrictions under applicable laws.

The Audit Committee consists of seven directors. The Audit Committee is responsible for the engagement of Wireless’ independent auditors and reviews with them the scope and timing of their audit services and any other services they are asked to perform, their report on Wireless’ accounts following the completion of the audit and Wireless’ policies and procedures with respect to internal accounting and financial controls noted in the context of their audit.

Wireless’ Board of Directors may establish other committees from time to time to assist in the discharge of its responsibilities.

As Wireless is a wholly owned subsidiary of RWCI, Wireless’ executive compensation programme is administered on behalf of Wireless by the RWCI Management Compensation Committee, comprised of six members of the Board of Directors of RWCI, none of whom are members of Wireless’ or RWCI’s management and all of whom are directors of Wireless. The RWCI Management Compensation Committee reviews and approves executive compensation policies and the compensation paid to Wireless’ Chief Executive Officer and Wireless’ other officers. The RWCI Management Compensation Committee also reviews the design and competitiveness of Wireless’ compensation and benefit programmes generally. The RWCI Management Compensation Committee met three times in 2002.

Compensation of Directors and Executive Officers

     The following table shows the aggregate amount of cash compensation paid to Wireless’ directors and executive officers as a group for services in all capacities to Wireless for the year ended December 31, 2002. The Board of Directors for Wireless is substantially the same as the Board of Directors of RWCI. The directors are compensated by RWCI for service as directors of RWCI and no compensation is paid by Wireless to the directors.

	Directors’	Salaries &
	Fees	Bonuses	Total

Executive officers (including 1 director)	—	$7,167,619	$7,167,619
Directors (not employees)	$73,187	—	73,187

Total	$73,187	$7,167,619	$7,240,806

     In the year ended December 31, 2002, directors were compensated by RWCI for their services with a retainer of $15,000 per annum and $1,000 per meeting attended, $1,250 per meeting attended for directors travelling more than 100 km but less than 1,000 km to the meeting and $2,000 for directors travelling more than 1,000 km to the meeting. Directors fees are not paid to directors who are also Executive Officers of RWCI. Directors who are also directors of RCI are paid only $1,000 per meeting attended. A director who acts as Chairman of a Committee of the Board is paid an additional $5,000 per annum and receives $1,500 per meeting of such Committee attended.

     To encourage the directors to align their interests with shareholders, RWCI implemented a Directors’ Deferred Share Unit Plan (the “DDSU Plan”) in December 1999 applicable to the fiscal year commencing January 1, 2000 and subsequent fiscal years. Under the DDSU Plan, non-employee directors may receive all or a percentage of their total directors’ fees in the form of Directors’ Deferred Share Units (“DDSUs”), each of which has a value equal to the market value of a Class B Restricted Voting Share at the commencement of the relevant fiscal quarter. A DDSU is a bookkeeping entry credited to the account of an individual director, which cannot be converted to cash until the director ceases to be a member of the board of directors of RWCI and its subsidiaries. The value of a DDSU, when converted to cash, will be equivalent to the market value of a Class B Restricted Voting Share at the time the conversion takes place. DDSUs will attract dividends in the form of additional DDSUs at the same rate as dividends on Class B Restricted Voting Shares.

     In October, 2002, the Board of Directors passed a resolution requiring each non-employee director to acquire direct or indirect beneficial ownership of 4,000 of any combination of Class A Multiple Voting Shares, Class B Restricted Voting Shares and DDSUs during his or her term of service as a director of RWCI, RCI, Rogers Media Inc. or Rogers Cable Inc., as the case may be.

     From time to time, the directors are granted options to participate in the stock option plans of RWCI. Non-employee directors may receive all or a percentage of such stock options in the form of DDSUs.

     All directors are entitled, after ten years of service, to a retiring allowance on retirement from the Board in an amount equal to $20,000 plus $2,000 per year of service as a director.

     The services of Edward S. Rogers, O.C., H. Garfield Emerson, Q.C., M. Lorraine Daly, Alan D. Horn, Graeme H. McPhail and David P. Miller, in their capacities as officers of Wireless and of Edward S. Rogers, O.C., H. Garfield Emerson, Q.C., Alan D. Horn and Edward Rogers, in their capacities as directors of Wireless, are not paid for by Wireless. Their services are provided pursuant to the management services agreement among RCI, RWCI and Wireless. See “Item 7 — Certain Relationships and Related Party Transactions” below.

     Wireless or one of its affiliates provided all of its executive officers with the use of a car or a car allowance and related expenses for the year ended December 31, 2002. Wireless or one of its affiliates also provided club memberships for a number of executive officers for the year ended December 31, 2002.

Directors’ and Officers’ Liability Insurance

     Through coverage obtained by RCI, Wireless has the benefit of insurance policies for itself and its directors and officers against liability incurred by them in the performance of their duties as directors and officers of Wireless. The approximate amount of the premiums allocated to Wireless in respect of these policies on account of directors’ and officers’ liability was $242,542 for the year ended December 31, 2002. The aggregate amount of coverage under the policies in 2002 is the sum of US$50,000,000 in respect of any one policy period. By the current terms of the policy, in circumstances where a director or officer has a claim against Wireless in respect of a loss covered by the policies, arising out of a suit(s) brought in Canada, Wireless may claim for

100% of the loss over and above US$500,000 and in circumstances where a director or officer has a claim against Wireless in respect of a loss covered by the policy arising out of a suit(s) brought in the United States of America, Wireless may claim for 100% of the loss over and above US$1,000,000. In addition, where a director or officer has a claim against the insurers in respect of a loss covered by the policies, the director or officer may claim on the policy for 100% of the loss with no deductible applicable under the policies.

Executive Compensation

     The following table sets forth all compensation earned during the last three fiscal years by the Chief Executive Officer and Wireless’ four most highly compensated executive officers (“Named Executive Officers”) other than the Chief Executive Officer, who served as executive officers at the end of 2002.

Summary Compensation Table

					Long-Term
					Compensation
		Annual Compensation			Awards
					Securities
				Other	Under
				Annual	Options/SARs	All Other
		Salary	Bonus	Compensation	Granted	Compensation
Name and Principal Position	Year	($)	($)	($)(1)	(#)(2)	($)(3)

N.H. MOHAMED(4)	2002	600,000	683,200	11,175	—	2,041
President and Chief Executive Officer	2001	522,000	328,100	27,479	500,000	1,531
	2000	165,000	76,000	11,475	350,000	638
R.W. BRUCE(5)	2002	350,000	558,900	8,493	—	1,191
Executive Vice President, Chief Marketing	2001	94,231	200,000	—	100,000	397
Officer and President, Wireless Data Services	2000	—	—	—	—	—
D.C. COTTON(6)	2002	412,555	377,520	2,877	—	1,404
Former President, Ontario Region	2001	412,317	142,272	51,223	—	1,404
	2000	224,700	383,714	26,221	100,000	1,278
F. FOX	2002	360,000	256,600	5,468	—	1,225
President, Strategic Relations	2001	360,000	102,600	11,486	25,700	1,225
	2000	342,592	49,704	10,450	25,700	1,277
J.S. LOVIE(7)	2002	300,000	266,200	—	—	1,020
Executive Vice President, Sales, Service	2001	126,923	51,938	—	100,000	510
and Distribution	2000	—	—	—	—	—

(1)	The value of perquisites and benefits for each Named Executive Officer does not exceed the lesser of $50,000 and 10% of the total of the annual salary and bonus and is not reported herein. The amounts quoted in this column represent the taxable benefits on interest free loans.

(2)	The stock options granted to Messrs. Mohamed, Bruce and Lovie in 2001 and Mr. Cotton in 2000 are for Class B Non-Voting Shares of RCI. The stock options granted to Messrs. Mohamed and Fox in 2000 are for Class B Restricted Voting Shares of RWCI. Wireless has not granted any Stock Appreciation Rights (SARs).

(3)	The amounts quoted in this column represent premiums paid by Wireless for group term life insurance for each officer.

(4)	Mr. Mohamed joined Wireless on August 14, 2000 and was appointed President and Chief Executive Officer of Wireless on July 1, 2001.

(5)	Mr. Bruce joined Wireless on September 17, 2001. The bonus paid to Mr. Bruce in 2002 includes the forgiveness of certain indebtedness in furtherance of Wireless’ retention arrangements.

(6)	The salary and bonus amounts for Mr. Cotton represents the Canadian dollar equivalents of U.S. dollar amounts. A portion of Mr. Cotton’s bonus in 2000 was paid to him upon the commencement of his employment with Wireless. Mr. Cotton resigned from Wireless at the end of 2002.

(7)	Mr. Lovie joined Wireless on July 23, 2001.

Option/SAR Grants during the Year Ended December 31, 2002

     Wireless did not grant any stock options or stock appreciation rights to the Named Executive Officers during the last financial year.

     The following table sets forth each exercise of options during the last financial year by the Named Executive Officers.

Aggregated Option/SAR Exercises during the Year Ended December 31, 2002 and Financial Year-End Option/SAR Values

					Value of Unexercised
			Unexercised		In-the-Money
			Options/SARs at		Options/SARs at
	Securities Acquired	Aggregate	December 31, 2002		December 31, 2002
	on Exercise	Value Realized	(#)		($)(3)
Name	(#)	($)	Exercisable/Unexercisable		Exercisable/Unexercisable

N.H. MOHAMED	NIL	NIL	262,500/87,500	(1)	NIL/NIL
			100,000/400,000	(2)	NIL/NIL
R.W. BRUCE	NIL	NIL	25,000/75,000	(1)	NIL/NIL
D.C. COTTON	NIL	NIL	50,000/50,000	(2)	NIL/NIL
F. FOX	NIL	NIL	78,000/34,700	(1)	NIL/NIL
J.S. LOVIE	NIL	NIL	25,000/75,000	(1)	NIL/NIL

NOTES:

(1)	Options for Class B Restricted Voting Shares of RWCI were issued to Messrs. Mohamed, Bruce, Fox and Lovie from 1994 to 2001 at prices ranging from $15.61 to $51.51 per share.

(2)	Options for Class B Non-Voting Shares of RCI were issued to Mr. Mohamed in 2001 at a price of $22.80 per share, and to Mr. Cotton in 2000 at a price of $37.19 per share.

(3)	The closing price of Class B Restricted Voting Shares of RWCI on the Toronto Stock Exchange on December 31, 2002 was $14.14. The closing price of Class B Non-Voting Shares of RCI on the Toronto Stock Exchange on December 31, 2002 was $14.66.

Pension Benefits

     The Named Executive Officers are members of a defined benefit plan which credits annual pension, payable at age 65, of 2% of career average earnings, except that earnings for years before 1997 are replaced by 1997 earnings. The pension benefits, for all officers other than Messrs. Mohamed and Fox, are limited to maximum amounts of $1,722.22 per annum multiplied by years of credited service.

     Mr. Mohamed has a supplemental retirement plan which provides for a pension based on 2% of his average salary and bonus during the 36 consecutive months in which his earnings are highest. Mr. Mohamed’s plan provides that the Rogers Pension Plan will be supplemented to match the terms and conditions of his previous employer’s pension plans.

     Mr. Fox has a supplemental retirement plan which is based on 2% of his final five-year average base salary.

     The pensions are payable monthly for the lifetime of the Named Executive Officers and a minimum of 60 monthly payments are guaranteed.

     The individuals covered by these arrangements, their expected years of service to normal retirement date, and the estimated annual pension at retirement (based on the levels of remuneration as at December 31, 2002), including the benefits under the supplemental retirement plans described above, are:

	Projected	Estimated
Named Executive Officer	Service	Annual Benefit

N.H. MOHAMED	21 years	$372,600
R.W. BRUCE	19 years	$32,700
D. C. COTTON	N/A	N/A
F. FOX	11 years	$75,600
J.S. LOVIE	16 years	$27,600

Employment Contracts

     The employment contract for each of the Named Executive Officers includes the compensation and pension arrangements noted above. Mr. Mohamed’s contract provides that if his employment is terminated by Wireless, other than for cause, he will be entitled to a lump sum equal to 24 months base salary and bonus and continued participation in RCI’s pension and benefits programs (except short term and long term disability coverage) . Stock options of Wireless and of RCI which, in accordance with their terms, would have become exercisable by Mr. Mohamed during the 24 months following termination of employment shall immediately become exercisable and, together with those stock options which have already become exercisable in accordance with their terms, shall remain exercisable for a period of 10 years from the date of grant. If there is a change of control of Wireless or of RCI, Mr. Mohamed may elect to resign and would be entitled to the same compensation, pension and benefits as if his employment had been terminated by Wireless.

     Mr. Bruce’s contract provides that if his employment is terminated by Wireless, other than for cause, he will be paid a lump sum equal to his base salary and bonus for 24 months. He will also be entitled to exercise certain stock options of Wireless during the 24 month period following termination of employment.

     Mr. Cotton’s contract provided that in the event of termination of employment, other than for cause, his salary, bonus and benefits would continue for a period of 12 months. Mr. Cotton resigned as of the end of December 2002.

     If Mr. Fox’s employment is terminated by Wireless, other than for cause, he is entitled to salary and benefits for a period equal to the lesser of 24 months or the number of months remaining to his 65th birthday.

     Mr. Lovie’s contract provides that upon termination of employment by Wireless, other than for cause, his salary would continue for up to 12 months.

COMPOSITION OF THE COMPENSATION COMMITTEE

     During the year ended December 31, 2002, the Compensation Committee of RWCI carried out the duties of the Compensation Committee. The Committee consisted of Richard D. Roberts (Chairman), H. Garfield Emerson, Q.C., George A. Fierheller, Albert Gnat, Q.C., Thomas I. Hull and Jordan M. Roderick. Mr. Emerson is Deputy Chairman of Wireless and RWCI.

Report on Executive Compensation by the Compensation Committee

     As Wireless is a wholly owned subsidiary of RWCI, Wireless’ executive compensation programme is administered on behalf of Wireless by the RWCI Compensation Committee, comprised of six members of the Board of Directors of RWCI, none of whom are members of Wireless’ management. The Compensation Committee reviews and approves Wireless’ executive compensation policies and the compensation paid to the Chief Executive Officer and other officers of Wireless. The Compensation Committee also reviews the design and competitiveness of Wireless’ compensation and benefit programmes generally. The Compensation Committee met three times in 2002.

Compensation Philosophy

     Wireless’ executive compensation programme is designed to provide incentives for the enhancement of shareholder value, the successful implementation of Wireless’ business plans and improvement in corporate and personal performance. The programme is based on a pay-for-performance philosophy and consists of several components: base salary, annual incentive (bonus) paid in cash, long-term equity based incentive and other employee benefits including the provision, in the past, of loans to employees.

     Its overall objectives are:

(1)	to attract and retain qualified executives critical to the success of Wireless,

(2)	to provide fair and competitive compensation,

(3)	to integrate compensation with Wireless’ business plans,

(4)	to align the interests of management with those of shareholders, and

(5)	to reward both business and individual performance.

     The Compensation Committee annually reviews with the Chief Executive Officer the compensation packages and the performances of all senior executives of Wireless and its principal business units. The Compensation Committee recommends to the Board for approval the salary levels, bonus potential and entitlement and participation in equity based long-term incentives of all senior executives.

Base Salary

     An executive’s base salary is determined by an assessment of his/her sustained performance and consideration of competitive compensation levels for the markets in which Wireless operates.

Annual Incentives

     Wireless’ executive officers are eligible for annual cash bonuses. Annual bonus awards are based on attainment of specified performance levels, principally related to Wireless’ achievement of targeted operating income levels and specific individual and corporate objectives identified at the beginning of the fiscal year. This establishes a direct link between executive compensation and Wireless’ operating performance. Specific additional bonus opportunities for exceptional individual or business unit success are also provided and are set by the Compensation Committee at the beginning of the fiscal year. Targeted operating income levels for Wireless overall and each operating division for each fiscal year are based on the budgeted operating income, approved by the Board at the beginning of that financial year.

     An individual executive’s annual incentive opportunity is established at the beginning of a financial year. Actual bonuses are determined principally by applying a formula based on Wireless or division performance to each individual’s bonus opportunity. Applying this formula results in payments at the targeted opportunity level when budgeted operating income is achieved, payments below the targeted level when operating income is below budget and payments above the targeted level when operating income is over budget.

     Special bonuses may be paid in furtherance of retention arrangements for key employees.

Long-Term Incentives

     Wireless provides a stock option plan to key employees and officers. In prior years Wireless, in conjunction with RCI, has provided a management share purchase plan to permit senior executives to acquire preferred shares convertible into Class B Non-Voting Shares of RCI. Certain officers participated in the RCI Stock Option Plan.

     An important objective of these plans is to encourage executives to acquire a meaningful direct or indirect ownership interest in Wireless over a period of time and as a result focus executives’ attention on the long-term interests of Wireless and its shareholders.

     The share purchases under the share purchase plan are financed by the provision of non-interest bearing loans repayable in required annual instalments by the executive over ten years. The shares held under the Plan are released to the executive only at such time and in such proportions as the executive repays the loan. Should the executive leave Wireless prior to the end of the ten year period, a proportional number of the shares are redeemed and cancelled. All stock options granted under the stock option plans are awarded at exercise prices equal to the market price of the shares under option at the date the option was awarded.

     In addition, Wireless has in the past provided loans to key employees.

Chief Executive Officer’s Compensation

     Mr. Mohamed’s compensation arrangements were substantially settled prior to his commencement of employment with Wireless. The terms of the arrangements were established having regard to the prevailing competitive market situation. The terms of Mr. Mohamed’s salary and target bonus were increased on his promotion to the position of Chief Executive Officer.

     Mr. Mohamed’s annual incentive was based on Wireless’ performance against its budgeted operating income level and specific individual and corporate objectives identified at the beginning of the fiscal year.

Submitted on behalf of the RWCI Management Compensation Committee

RICHARD D. ROBERTS, Chairman
H. GARFIELD EMERSON, Q.C.
GEORGE A. FIERHELLER
ALBERT GNAT, Q.C.
THOMAS I. HULL
JORDAN M. RODERICK

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

     All indebtedness described below was incurred prior to July 30, 2002, the date the United States Sarbanes-Oxley Act of 2002 came into effect. In compliance with that legislation, no new personal loans to directors or executive officers were made or arranged, and no existing personal loans were renewed or modified, after July 30, 2002.

     As of April 1, 2003, the aggregate indebtedness to Wireless of all present or former directors, officers and employees in connection with the purchase of securities totalled approximately $1,420,000.

     The following table sets forth the particulars of the loans made by or outstanding to Wireless during the year ended December 31, 2002 to present or former directors, executive officers or senior officers of Wireless, proposed nominees for election as directors and associates of such persons in connection with the purchase of securities of RCI.

Table of Indebtedness of Directors, Executive Officers
and Senior Officers Under Securities Purchase Programs

		Largest Amount		Financially
		Outstanding		Assisted Securities
		During the	Amount	Purchases During
		Financial Year	Outstanding	the Financial
	Involvement	Ended	as at	Year Ended
Name and Principal	of Corporation	December 31, 2002	April 1, 2003	December 31, 2002	Security for
Position	or Subsidiary	($)	($)	(#)	Indebtedness

R.F. BERNER	Loan from	72,580	28,112	Nil	RCI Convertible
Executive Vice President and Chief Technology Officer	Corporation (1)				Preferred Shares

NOTE:

(1)	The above loan is non-interest bearing. The loan is repayable over ten years with mandatory repayments of 5% on the first to sixth anniversaries of the loan, 10% on the seventh and eighth anniversaries, 15% on the ninth anniversary and 35% on the tenth anniversary. At any time the borrower may prepay an amount equal to 10% of the principal amount for each complete year the loan has been outstanding less any mandatory repayments.

     As of April 1, 2003 the aggregate indebtedness to Wireless of all present or former officers, directors and employees that was not entered into in connection with the purchase of securities was approximately $2,529,000.

     The following table sets forth the particulars of loans made by or outstanding to Wireless that were not provided in connection with a purchase of securities, during the year ended December 31, 2002, to present or former directors, executive officers or senior officers of Wireless, proposed nominees for election as directors and associates of such persons.

Table of Indebtedness of Directors, Executive Officers and Senior Officers
Other Than Under Securities Purchase Programs

Largest Amount
		Outstanding During	Amount
		the	Outstanding
		Financial Year Ended	as at
	Involvement of	December 31, 2002	April 1, 2003
Name and Principal Position	Corporation or Subsidiary	($)	($)

R. W. BRUCE	Loan from Corporation (1)	500,000	250,000
Executive Vice President, Chief Marketing Officer and President, Wireless Data Services

NOTE:

(1)	Mr. Bruce’s loan is non-interest bearing, secured by a pledge of the assets in an investment account, was advanced on March 11, 2002, is forgivable as to $250,000 on September 1, 2002 and as to $125,000 for subsequent anniversary dates and is due September 1, 2004.

Employees

This section is incorporated herein by reference to the “Employees” section contained on page 18 of Wireless’ Management’s Discussion and Analysis for the year ended December 31, 2002.

ITEM 7 – CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Ownership Structure The following organization chart illustrates, as of December 31, 2002, the ownership structure of Wireless and indicates the jurisdiction of incorporation of each entity shown.

AT&T Wireless Services, Inc. Rogers Communications Inc. Public Shareholders (Delaware) (British Columbia) 34.3% (1)55.8% (1)9.9% (1) Rogers Wireless Communications Inc. (Canada) 100% Rogers Wireless Inc. (Canada) 100% Rogers Wireless Alberta Inc. (Alberta)

(1)	Undiluted. The ownership interest held by AWE is held indirectly. Voting power for RCI, AWE and the public shareholders at December 31, 2002 was approximately 67.4%, 31.1% and 1.5%, respectively.

Related Party Transactions Refer to Item 6 – Indebtedness of Directors, Executive Officers and Senior Officers. This section also incorporates by reference herein the “Intercompany and Related Party Transactions” section contained on pages 8-12 of Wireless’ Management’s Discussion and Analysis for the year ended December 31, 2002.

ITEM 8 – FINANCIAL STATEMENTS AND OTHER INFORMATION

Consolidated Financial Statements

Refer to Item 17.

Litigation

There exist certain claims and potential claims against Wireless, none of which is expected to have a material adverse effect on the consolidated financial position of Wireless.

Significant Changes

There has been no significant change in the financial position of Wireless since December 31, 2002 and as reflected in the audited consolidated financial statements as at and for the year ended December 31, 2002.

ITEM 9 – LISTING DETAILS

Wireless’ common shares are wholly-owned by RWCI and are not listed on any securities exchange. In addition, Wireless’ public debt securities are not listed on any securities exchange.

ITEM 10 –ADDITIONAL INFORMATION

Material Contracts

For information regarding Wireless’ material contracts, see Item 7 above.

Exchange Controls

Canada has no system of exchange controls. There are no exchange restrictions on borrowing from foreign countries nor on the remittance of dividends, interest, royalties and similar payments, management fees, loan repayments, settlements of trade debts or the repatriation of capital.

The Investment Canada Act, Canada’s general foreign investment screening legislation, imposes notification and review obligations on non-Canadians who acquire control of an existing Canadian business. Depending on the nature and size of the intended transaction, a non-Canadian may be required to either notify the statutory agency established under the Investment Canada Act or obtain approval from the applicable Minister charged with administering the legislation. The statutory gross asset thresholds for Ministerial review of direct and indirect acquisitions of control of an existing Canadian business are Cdn$5 million and Cdn$50 million, depending upon the nature of the transaction. The gross asset threshold for Ministerial review of direct acquisition of control of Canadian businesses by a World Trade Organization Investor is currently Cdn$223 million. Indirect acquisitions by a World Trade Organization Investor are generally no longer reviewable. However, the non-review provisions and the higher threshold for direct acquisitions of a Canadian business by a World Trade Organization Investor do not apply if the acquired business is involved in certain specified industries such as uranium production, financial services, transportation services and cultural businesses (including book, video and film production and distribution, radio, television and cable television undertakings, satellite programming and broadcast network services). Moreover, even if the acquisition falls below the threshold, if it is in respect of a business activity that is related to Canada’s cultural heritage or national identity, it may be reviewed by the Minister whatever the size of the business. A non-Canadian may be ordered to divest itself of any investment completed without prior approval if the transaction implementing the investment was reviewable under the Investment Canada Act and, on review, the Minister is not satisfied that such investment is likely to be of net benefit to Canada. Under the Investment Canada Act, factors relevant to the determination of net benefit to Canada include the effect of the acquisition on employment, resource processing, sourcing, participation by Canadians in the business to be acquired, productivity, industrial efficiency, competition and the compatibility of the acquisition with national industrial economic policies.

For other limitations, see “Overview of Government Regulation – Restrictions on Non-Canadian Ownership and Control” contained on page 7 of Wireless’ Management’s Discussion and Analysis for the year ended December 31, 2002, which is incorporated herein by reference.

Taxation

The following summary describes the material Canadian federal income tax consequences to a holder of Wireless’ public debt securities (the securities) who is a non-resident of Canada. The summary is based on the current provisions of the Income Tax Act (Canada) (the “Tax Act”) and the regulations thereunder, all specific proposals to amend the Tax Act and the regulations announced prior to the date hereof and the company’s understanding of the published administrative practices of Canada Customs and Revenue Agency. This summary does not take into account or anticipate any other changes in the law, whether by judicial, governmental or legislative decision or action, nor does it take into account tax legislation or considerations of any province or territory of Canada or any jurisdiction other than Canada.

This summary is of a general nature only and is not intended to be, and should not be interpreted as, legal or tax advice to any particular holder of the securities or any other party.

The payment by Wireless of interest, principal or premium on the securities to a holder who is a non-resident of Canada and with whom Wireless deals at arm’s length within the meaning of the Tax Act at the time of making the payment will be exempt from Canadian withholding tax. For the purposes of the Tax Act, related persons (as defined therein) are deemed not to deal at arm’s length and it is a question of fact whether persons not related to each other deal at arm’s length.

No other taxes on income (including taxable capital gains) will be payable under the Tax Act in respect of the holding, redemption or disposition of the securities or the receipt of interest or premium thereon by holders who are neither residents nor deemed to be residents of Canada for the purposes of the Tax Act and who do not use or hold and are not deemed to use or hold the Securities in carrying on business in Canada for the purposes of the Tax Act, except that in certain circumstances holders who are non-resident insurers carrying on an insurance business in Canada and elsewhere may be subject to such taxes.

ITEM 11 – QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

This section is incorporated herein by reference to the “Financing – Interest Rate and Foreign Exchange Management” section contained on pages 21-22 of Wireless’ Management’s Discussion and Analysis for the year ended December 31, 2002.

ITEM 12 – DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13 –DEFAULTS, DIVIDENDS ARREARAGES AND DELINQUENCIES

None.

ITEM 14 –MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITIES HOLDERS AND USE OF PROCEEDS

None.

ITEM 15 – CONTROLS AND PROCEDURES

Wireless’ management, including the Chief Executive Officer and Chief Financial Officer, have conducted an evaluation of the effectiveness of disclosure controls and procedures pursuant to Exchange Act Rule 13a-15. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures are effective in ensuring that all material information required to be filed in this report has been made known to them in a timely fashion. There have been no significant changes in internal controls, or in factors that could significantly affect internal controls, subsequent to the date the Chief Executive Officer and Chief Financial Officer completed their evaluation.

ITEM 16 – RESERVED

PART III

ITEM 17 – FINANCIAL STATEMENTS

This section is attached following the signature page of this Form 20-F as pages F-1 through F-46 and is incorporated herein by reference.

ITEM 18 – FINANCIAL STATEMENTS

Not applicable.

ITEM 19 – EXHIBITS

Exhibit
Number		Description

† 1.1	-	Certificate of Amalgamation & Articles of Amalgamation of Rogers Wireless Inc.
† 1.2	-	By-laws of Rogers Wireless Inc.
2.1	-	Rogers Wireless Inc. agrees to furnish to the Commission on request a copy of any instrument defining the rights of holders of long-term debt of Rogers Wireless Inc. and of any subsidiary for which consolidated or unconsolidated financial statements are required to be filed.
** 4.1	-	Management Services Agreement dated as of January 1, 1991, and as amended as of December 31, 1991, among Rogers Communications Inc., Rogers Wireless Communications Inc. and Rogers Wireless Inc.
* 4.2	-	Form of Business Areas and Transfer Agreement between Rogers Communications Inc. and Rogers Wireless Communications Inc.
* 4.3	-	Form of Minority Shareholder Protection Agreement between Rogers Communications Inc. and Rogers Wireless Communications Inc.
* 4.4	-	Form of Trust Agreement dated as of July 25, 1991, among Rogers Communications Inc., Rogers Wireless Inc. and National Trust Company, as Trustee
† 4.5	-	Shareholders’ Agreement dated as of August 16, 1999, between Rogers Communications Inc., JVII Partnership and Rogers Wireless Communications Inc.
*** 4.6	-	Amended and Restated Credit Agreement dated as of March 15, 1997, among Rogers Wireless Inc., the lenders named therein and The Bank of Nova Scotia, as Agent, and exhibits thereto
†4.7	-	First Amendment Agreement to the Amended and Restated Credit Agreement dated as of April 12, 2001, between Rogers Wireless Inc., the lenders named therein and The Bank of Nova Scotia, as Agent
† 4.8	-	Indenture dated as of May 2, 2001 between Rogers Wireless Inc. and The Chase Manhattan Bank, as Trustee, relating to 9.625% Senior (Secured) Notes due 2011 of Rogers Wireless Inc.
** 4.9	-	Form of Indenture for 10 1/2% Senior Secured Notes due 2006 of Rogers Wireless Inc.
**4.10	-	Form of Indenture for 9 3/8% Senior Secured Debentures due 2008 of Rogers Wireless Inc.
** 4.11	-	Form of Indenture for 9 3/4% Senior Secured Debentures due 2016 of Rogers Wireless inc. Senior Secured Note Indenture dated September 30, 1997 among Rogers Wireless Inc., The Chase Manhattan Bank, as U.S. Trustee, and CIBC Mellon Trust Company, as Canadian
*** 4.12	-	Trustee
*** 4.13	-	Senior Subordinated Note Indenture dated September 30, 1997 among Rogers Wireless Inc., The Chase Manhattan Bank, as U.S. Trustee, and CIBC Mellon Trust Company, as Canadian Trustee
† 4.14	-	Master Purchase Agreement dated January 1, 1998 between Rogers Wireless Inc. and Ericsson Communications, Inc.
† 8.1	-	Subsidiaries of Rogers Wireless Inc.
11.1	-	Section 302 Certification
11.2	-	Section 906 Certification

†	Filed as an exhibit to Registration Statement No. 333-13504 and incorporated herein by reference thereto

*	Filed as an exhibit to Registration Statement No. 33-41233 and incorporated herein by reference thereto

**	Filed as an exhibit to Registration Statement No. 333-3154 and incorporated herein by reference thereto

***	Filed as an exhibit to Registration Statement No. 333-7714 and incorporated herein by reference thereto

SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ROGERS WIRELESS INC. (Registrant)

May 14, 2003 (Date)	/s/ M. lorraine Daly M. Lorraine Daly Vice President, Treasurer

May 14, 2003 (Date)	/s/ John R. Gossling John R. Gossling Senior Vice President and Chief Financial Officer

Consolidated Financial Statements of

ROGERS WIRELESS INC

Years ended December 31, 2000, 2001 and 2002

KPMG LLP
Chartered Accountants	Telephone (416) 228-7000
Yonge Corporate Centre	Telefax (416) 228-7123
4100 Yonge Street Suite 200	www.kpmg.ca
Toronto ON M2P 2H3

AUDITORS’ REPORT

To the Board of Directors of Rogers Wireless Inc.

We have audited the consolidated balance sheets of Rogers Wireless Inc. as at December 31, 2001 and 2002 and the consolidated statements of income, deficit and cash flows for each of the years in the three-year period ended December 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2002 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2002 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

Toronto, Canada
January 31, 2003

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA-U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the Company’s consolidated financial statements, such as the changes to the consolidated financial statements relating to the adoption by the Company of Goodwill and Other Intangible Assets (note 2(d)), Foreign Currency Translation (note 2(e)) and Stock-based Compensation and Other Stock-based Payments (note 2(m)). Our report to the Board of Directors of Rogers Wireless Inc. dated January 31, 2003 is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles in the auditors’ report when the change is properly accounted for and adequately disclosed in the consolidated financial statements.

Chartered Accountants

Toronto, Canada
January 31, 2003

ROGERS WIRELESS INC.

Consolidated Balance Sheets
(In thousands of dollars)

As at December 31, 2001 and 2002

	2001	2002

Assets
Property, plant and equipment (note 3)	$2,252,328	$2,371,133
Spectrum and brand licences (note 4)	421,814	419,294
Goodwill	7,058	7,058
Cash and cash equivalents	–	1,727
Accounts receivable, net of allowance for doubtful accounts of $51,235 at December 31, 2001 and $45,165 at December 31, 2002	250,954	289,907
Deferred charges (notes 2(e) and 5)	60,747	51,145
Other assets (note 6)	55,655	36,399

	$3,048,556	$3,176,663

Liabilities and Shareholder’s Equity
Liabilities:
Bank advances, arising from outstanding cheques	$13,517	$–
Long-term debt (note 8)	2,305,683	2,360,075
Notes payable to parent (note 9)	50,000	50,000
Accounts payable and accrued liabilities	319,325	450,510
Due to parent and affiliated companies (note 15(a))	20,627	34,828
Unearned revenue	37,178	48,075
Deferred gain (note 8(h))	–	21,847

	2,746,330	2,965,335
Shareholder’s equity (notes 2(e) and 10)	302,226	211,328

	$3,048,556	$3,176,663

Commitments (note 17)
Contingent liabilities (note 18)
Canadian and United States accounting policy differences (note 19)

See accompanying notes to consolidated financial statements.

ROGERS WIRELESS INC.

Consolidated Statements of Income
(In thousands of dollars)

Years ended December 31, 2000, 2001 and 2002

	2000	2001	2002

Operating revenue (note 11)	$1,639,104	$1,753,145	$1,965,927
Operating, general and administrative expenses	1,228,180	1,341,200	1,438,240
Management fees (note 15(b)(i))	10,374	10,684	11,006

Operating income before the following	400,550	401,261	516,681
Changes in estimates of sales tax and CRTC contribution liabilities (note 12)	–	–	(12,331)
Depreciation and amortization	330,545	382,608	457,133

Operating income	70,005	18,653	71,879
Interest expense (income):
Long-term debt	128,483	183,047	195,150
Notes payable to Rogers Communications Inc.	4,107	2,092	–
Note receivable from parent	(4,550)	(809)	–

	128,040	184,330	195,150

	(58,035)	(165,677)	(123,271)
Gain on repayment of long-term debt (note 8(h))	–	–	30,997
Foreign exchange gain (loss)	(22,992)	(35,086)	6,410
Investment and other income (expense)	(577)	2,147	224

Loss before income taxes	(81,604)	(198,616)	(85,640)
Income taxes (note 14)	4,524	6,945	5,258

Loss for the year	$(86,128)	$(205,561)	$(90,898)

See accompanying notes to consolidated financial statements.

ROGERS WIRELESS INC.

Consolidated Statements of Deficit
(In thousands of dollars)

Years ended December 31, 2000, 2001 and 2002

	2000	2001	2002

Deficit, beginning of year:
As previously reported	$(1,118,047)	$(1,191,875)	$(1,372,529)
Adjustment for change in accounting for foreign currency translation (note 2(e))	(36,250)	(55,168)	(80,889)

As restated	(1,154,297)	(1,247,043)	(1,453,418)
Loss for the year	(86,128)	(205,561)	(90,898)
Dividends	(6,618)	(814)	–

Deficit, end of year	$(1,247,043)	$(1,453,418)	$(1,544,316)

See accompanying notes to consolidated financial statements.

ROGERS WIRELESS INC.

Consolidated Statements of Cash Flows
(In thousands of dollars)

Years ended December 31, 2000, 2001 and 2002

	2000	2001	2002

Cash provided by (used in):
Operating activities:
Loss for the year	$(86,128)	$(205,561)	$(90,898)
Adjustments to reconcile loss to net cash flows from operating activities:
Depreciation and amortization	330,545	382,608	457,133
Gain on repayment of long-term debt (note 8(h))	–	–	(30,997)
Change in estimate of sales tax liability (note 12)	–	–	(19,157)
Unrealized foreign exchange loss (gain)	22,992	34,952	(5,633)

	267,409	211,999	310,448
Change in non-cash working capital items (note 7)	(27,385)	(76,678)	155,088

	240,024	135,321	465,536
Financing activities:
Issue of long-term debt	121,255	1,361,929	427,000
Repayment of long-term debt	(114,283)	(537,339)	(377,093)
Proceeds on termination of cross-currency interest rate exchange agreements (note 8(h))	–	–	64,353
Issue of notes payable to Rogers Communications Inc.	396,900	90,250	–
Repayment of notes payable to Rogers Communications Inc.	(112,450)	(374,700)	–
Financing costs incurred	–	(20,519)	–
Proceeds from issuance of capital stock	–	393,520	–
Dividends paid	(6,618)	(814)	–

	284,804	912,327	114,260
Investing activities:
Additions to property, plant and equipment	(525,993)	(654,457)	(564,552)
Acquisition of spectrum licences	–	(396,824)	–

	(525,993)	(1,051,281)	(564,552)

Increase (decrease) in cash and cash equivalents	(1,165)	(3,633)	15,244
Cash and cash equivalents (deficiency), beginning of year	(8,719)	(9,884)	(13,517)

Cash and cash equivalents (deficiency), end of year	$(9,884)	$(13,517)	$1,727

Supplemental cash flow information:
Interest paid	$127,160	$170,977	$195,755
Income taxes paid	3,944	4,825	7,710
Supplemental disclosure of non-cash transactions:
Class A Common Shares issued as consideration for the repayment of loans payable to parent company	–	1,055,664	–
Note payable to parent company issued as consideration for the redemption of Class A Preferred Shares	–	75,000	–
Set-off of note receivable from parent company against note payable to parent company	–	75,000	–

Cash and cash equivalents (deficiency) are defined as cash and short-term deposits, which have an original maturity of less than 90 days, less bank advances.

See accompanying notes to consolidated financial statements.

ROGERS WIRELESS INC.

Notes to Consolidated Financial Statements
(Tabular amounts in thousands of dollars)

Years ended December 31, 2000, 2001 and 2002

1.	Nature of the business:

Rogers Wireless Inc. (“RWI”) is a wholly owned subsidiary of Rogers Wireless Communications Inc. (“RWCI”). RWCI is a public company, and was 51.3%, 52.4% and 55.8% owned by Rogers Communications Inc. (“RCI”) at December 31, 2000, 2001 and 2002, respectively, and was 16.8%, 34.3% and 34.3% owned indirectly by AT&T Wireless Services, Inc. (“AWE”) at December 31, 2000, 2001 and 2002, respectively. RWI and its subsidiary companies are collectively referred to herein as the “Company”.

The Company operates in a single business segment as a provider of wireless voice, messaging and data services nationwide in Canada, under licences issued by Industry Canada.

2.	Significant accounting policies:

(a)	Basis of presentation:

The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and, except as outlined in note 19, are in all material respects in accordance with United States GAAP. The consolidated financial statements include the accounts of Rogers Wireless Inc. and its subsidiary companies. Intercompany transactions and balances are eliminated on consolidation.

(b)	Property, plant and equipment:

Property, plant and equipment (“PP&E”) are recorded at purchase cost. During construction of new assets, direct costs plus a portion of applicable overhead costs are capitalized. Repairs and maintenance expenditures are charged to operating expense as incurred.

The Company reviews the recoverability of PP&E annually or more frequently, if events or circumstances indicate that the carrying amount may not be recoverable. Recoverability is measured by comparing the carrying amounts of a group of assets to future undiscounted net cash flows expected to be generated by that group of assets. As at December 31, 2001 and 2002, no impairment in the carrying amount had occurred.

ROGERS WIRELESS INC.

Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars)

Years ended December 31, 2000, 2001 and 2002

2.	Significant accounting policies (continued):

(c)	Depreciation:

PP&E are depreciated annually over their estimated useful lives as follows:

Asset	Basis	Rate

Buildings	Diminishing balance	5%
Network equipment	Straight line	6-2/3% to 25%
Network radio base station equipment	Straight line	12-1/2 to 14-1/3%
Computer equipment and software	Straight line	14-1/3% to 33-1/3%
Furniture, fixtures and office equipment	Diminishing balance	20%
Leasehold improvements	Straight line	Over term of lease
Other equipment	Mainly diminishing balance	30% to 33-1/3%

As a result of the introduction of new network technology in 2001, the Company changed the estimated useful lives of certain network equipment effective January 1, 2001. As a result, depreciation expense in 2001 increased by $20,800,000.

(d)	Business combinations, goodwill and other intangible assets:

In 2001, The Canadian Institute of Chartered Accountants (“CICA”) issued Handbook Sections 1581, “Business Combinations”, and 3062, “Goodwill and Other Intangible Assets”. The new standards mandate the purchase method of accounting for business combinations initiated on or after July 1, 2001 and also establish criteria for identifying and measuring intangible assets acquired in business combinations that are recorded and reported apart from goodwill. Goodwill and intangible assets with indefinite useful lives are no longer amortized, but instead are tested for impairment at least annually by comparing their fair values with their book values. The new standards do not change the accounting for intangible assets with determinable lives, which continue to be amortized over their estimated useful lives and are tested for impairment by comparing their book values with the undiscounted cash flow expected to be received from their use.

ROGERS WIRELESS INC.

Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars)

Years ended December 31, 2000, 2001 and 2002

2.	Significant accounting policies (continued):

On January 1, 2002, the Company discontinued amortization of existing goodwill on a prospective basis and evaluated existing intangible assets to determine whether necessary reclassifications were required in order to conform to the new criteria for recognition of intangible assets apart from goodwill and test for impairment in accordance with the new standards. The Company evaluated its spectrum licences and brand licence and concluded that they should continue to be accounted for apart from goodwill. The Company also determined that there are no other intangible assets that should be recognized apart from goodwill, as a result of adoption of these standards.

The Company determined that spectrum licences are intangible assets having indefinite lives under the new standards and, as a result, these licences are not being amortized but instead are tested for impairment on an annual or more frequent basis by comparing their fair values with their book values. Upon adoption of the new standards, the Company tested its intangible assets for impairment and determined that no impairment had occurred as at January 1, 2002. The Company further determined that no impairment in the carrying value of its intangible assets had occurred as at December 31, 2002 as part of its annual test.

Under the new standards, as of January 1, 2002, goodwill was tested to determine if there was any indication that this goodwill was impaired. To accomplish this, the Company determined it had one “reporting unit” and determined the book value of the reporting unit by assigning assets and liabilities, including the existing goodwill and intangible assets, to that reporting unit. Had the reporting unit’s book value exceeded its fair value, the Company would have been required to perform the second step of the impairment test, by calculating the “implied fair value” of the reporting unit’s goodwill, and comparing it to the book value of the goodwill. The Company determined that no impairment existed in the carrying value of the goodwill in its reporting unit as at January 1, 2002.

In accordance with the new standards, the Company has calculated the fair value of its reporting unit as at December 31, 2002 and compared this amount to the reporting unit’s book value and determined that no impairment of the goodwill exists in the Company’s reporting unit as at December 31, 2002.

ROGERS WIRELESS INC.

Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars)

Years ended December 31, 2000, 2001 and 2002

2.	Significant accounting policies (continued):

The following presents the effect on the consolidated statements of income for 2000 and 2001 as though the Company had retroactively adopted the change in accounting policy of not amortizing goodwill:

	2000	2001

Loss for the year, as reported	$(86,128)	$(205,561)
Amortization of goodwill	2,491	2,491

Loss for the year before amortization of goodwill	$(83,637)	$(203,070)

For the years ended December 31, 2000 and 2001, goodwill acquired prior to July 1, 2001 and licences were amortized over periods of up to 15 years on a straight-line basis from the date of acquisition. As at December 31, 2001, no amount of the cost of the spectrum licences had been amortized as the services utilizing the acquired spectrum had not been commercially launched.

(e)	Foreign currency translation:

Long-term debt denominated in U.S. dollars is translated into Canadian dollars at the year-end rate of exchange or at the hedge rate of exchange when cross-currency interest rate exchange agreements are in effect. Effective January 1, 2002, exchange gains or losses on translating this long-term debt are recognized in the consolidated statements of income as a result of adoption of the amendment to CICA Handbook Section 1650, “Foreign Currency Translation”. Previously, foreign exchange gains and losses on long-term monetary items had been deferred and amortized over the life of the item.

Upon adoption of the amended accounting standard on January 1, 2002, the 2001 consolidated balance sheet and consolidated statements of income for each of 2000 and 2001 were restated by the following amounts.

ROGERS WIRELESS INC.

Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars)

Years ended December 31, 2000, 2001 and 2002

2.	Significant accounting policies (continued):

Consolidated balance sheet:

Total assets, as previously reported	$3,129,445
Reduction in deferred foreign exchange	(80,889)

Total assets, as restated	$3,048,556

Total liabilities and shareholder’s equity, as previously reported	$3,129,445
Increase in deficit	(80,889)

Total liabilities and shareholder’s equity, as restated	$3,048,556

Consolidated statements of income:

	2000	2001

Loss for the year, as previously reported	$(67,210)	$(179,840)
Decrease in amortization expense	4,074	9,231
Increase in foreign exchange loss	(22,992)	(34,952)

Loss for the year, as restated	$(86,128)	$(205,561)

The effect of the adoption of the amended standard was to increase the Company’s loss for 2000 by approximately $18,918,000, increase the loss for 2001 by approximately $25,721,000 and to decrease the loss for 2002 by approximately $14,600,000.

(f)	Deferred charges:

The costs of obtaining bank and other debt financing are deferred and amortized on a straight-line basis over the effective life of the debt to which they relate.

During the development and pre-operating phases of new products and businesses, related incremental costs are deferred and amortized on a straight-line basis over two years.

ROGERS WIRELESS INC.

Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars)

Years ended December 31, 2000, 2001 and 2002

2.	Significant accounting policies (continued):

(g)	Inventories:

Inventories, consisting principally of wireless phones and accessories, are valued at the lower of cost on a first-in, first-out basis, and net realizable value.

(h)	Pension benefits:

Substantially all of the Company’s employees are provided defined benefit pensions through the RCI Pension Plan. The Company accounts for its participation in the RCI Pension Plan as a defined contribution plan and, accordingly, pension expense for the year is recognized for the contributions required to be made to the RCI Pension Plan in the year. No contributions were required in the years ended December 31, 2000, 2001 and 2002 and, accordingly, no pension expense was recorded for any of these years. The Company does not provide its employees with post-retirement benefits other than pensions.

(i)	Income taxes:

Future income tax assets and liabilities are recognized for the future income tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is recorded against any future income tax asset if it is more likely than not that the asset will not be realized. Income tax expense is the sum of the Company’s provision for current income taxes and the difference between opening and ending balances of future income tax assets and liabilities.

ROGERS WIRELESS INC.

Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars)

Years ended December 31, 2000, 2001 and 2002

2.	Significant accounting policies (continued):

(j)	Financial instruments:

The Company uses derivative financial instruments to manage risks from fluctuations in exchange rates and interest rates. These instruments include cross-currency interest rate exchange agreements, interest rate exchange agreements and, from time to time, foreign exchange option agreements and foreign exchange forward contracts. All such instruments are only used for risk management purposes and are designated as hedges of specific debt instruments. The Company accounts for these financial instruments as hedges and, as a result, the carrying values of the financial instruments are not adjusted to reflect their current market value. The net receipts or payments arising from financial instruments relating to interest are recognized in interest expense on an accrual basis. Upon redesignation or amendment of a derivative financial instrument, the carrying value of the instrument is adjusted to fair value. If the related debt instrument that was hedged has been repaid, then the gain or loss is recorded as a component of the gain or loss on repayment of the debt. Otherwise, the gain or loss is deferred and amortized over the remaining life of the original debt instrument.

These instruments, that have been entered into by the Company to hedge exposure to interest rate and foreign exchange risks, are periodically examined by the Company to ensure that the instruments are highly effective at reducing or modifying interest rate or foreign exchange risk associated with the hedged item.

(k)	Revenue recognition:

The Company earns revenue from subscribers for monthly fees for wireless services and equipment, the use of wireless voice or data in excess of that included with the monthly fee, long-distance calls, calls initiated or received outside of Canada by the Company’s subscribers, referred to as “roaming”, calls initiated or received on the Company’s network by other carriers’ subscribers, and fees for optional services, such as voicemail.

ROGERS WIRELESS INC.

Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars)

Years ended December 31, 2000, 2001 and 2002

2.	Significant accounting policies (continued):

Effective January 1, 2001, the Company retroactively changed the income statement characterization of expenses incurred by the Company for the provisioning of wireless communications services to subscribers when they travel outside Canada, in accordance with industry practice and recent accounting guidance. Subscriber roaming expenses are now reported as operating expenses. Previously, these expenses and the associated revenue generated from such roaming services were netted against one another and recorded in revenue. As a result, revenue for the years ended December 31, 2000 and 2001 has been increased by $107,041,000 and $109,379,000, respectively, and operating, general and administrative expenses have been increased by the same amounts. Operating income for 2000 and 2001 was unaffected by the change.

Monthly fees are recognized as revenue on a pro rata basis over the month. Wireless airtime, long-distance, roaming and optional services fees are recognized as revenue as the services are provided.

Revenue from the sale of equipment is recorded when the equipment is delivered and accepted by the independent dealer or customer.

Unearned revenue represents amounts received from subscribers related to services to be provided in future periods, and includes subscriber deposits.

(l)	Subscriber acquisition costs:

The Company expenses commissions and equipment subsidies related to the acquisition of new subscribers upon activation.

Sales and marketing and other associated costs related to the acquisition of new subscribers are expensed as incurred.

(m)	Stock-based compensation:

The Company has a stock option plan for employees and officers. All stock options issued under this plan relate to capital stock of RWCI and have an exercise price equal to the fair market value of the underlying Class B Restricted Voting Shares of RWCI on the date of grant.

ROGERS WIRELESS INC.

Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars)

Years ended December 31, 2000, 2001 and 2002

2.	Significant accounting policies (continued):

Effective January 1, 2002, the Company adopted CICA Handbook Section 3870, “Stock-based Compensation and Other Stock-based Payments”, which establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services provided by employees and non-employees. The standard requires that a fair value-based method of accounting be applied to all stock-based payments to non-employees and to employee awards that are direct awards of stock that call for settlement in cash or other assets or are stock appreciation rights that call for settlement by the issuance of equity instruments. However, the new standard permits the Company to continue its existing policy of recording no compensation cost on the grant of stock options to employees. Accordingly, no restatement of prior periods was required as a result of the adoption of the new standard. See note 13 for the pro forma disclosure as required by this standard.

RWCI also has an employee share purchase plan in which the Company participates. Under the terms of the plan, participating employees with the Company at the end of the term of the plan, which is usually one year, receive a bonus based on a percentage of their purchase. Compensation expense is recognized in connection with the employee share purchase plan to the extent of the bonus provided to employees from the market price of the underlying Class B Restricted Voting Shares of RWCI on the date of issue. Consideration paid by employees on the exercise of stock options on the purchase of shares is recorded as share capital in RWCI. The stock option plan and share purchase plan are more fully described in note 10(d) and (e).

(n)	Use of estimates:

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

The Company has estimated the useful lives of all depreciable assets and the recoverability of PP&E, goodwill and intangible assets using estimates of future cash flows. Significant changes in the assumptions with respect to future business plans could result in impairment of PP&E, goodwill or intangible assets.

ROGERS WIRELESS INC.

Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars)

Years ended December 31, 2000, 2001 and 2002

2.	Significant accounting policies (continued):

(o)	Recent Canadian accounting pronouncements:

(i)	Hedging relationships:

In November 2001, the CICA issued Accounting Guideline 13, “Hedging Relationships” (“AcG 13”), and in November 2002, the CICA amended the effective date of the guideline. AcG 13 establishes new criteria for hedge accounting and will apply to all hedging relationships in effect on or after January 1, 2004. Effective January 1, 2004, the Company will reassess all hedging relationships to determine whether the criteria are met or not and will apply the new guidance on a prospective basis. To qualify for hedge accounting, the hedging relationship must be appropriately documented at the inception of the hedge and there must be reasonable assurance, both at the inception and throughout the term of the hedge, that the hedging relationship will be effective. Effectiveness requires a high correlation of changes in fair values or cash flows between the hedged item and the hedging item. The Company plans to comply with the requirements of AcG 13, such that all of its current hedging relationships will continue to qualify for hedge accounting when AcG 13 becomes effective.

ROGERS WIRELESS INC.

Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars)

Years ended December 31, 2000, 2001 and 2002

2.	Significant accounting policies (continued):

(ii)	Impairment or disposal of long-lived assets:

In December 2002, the CICA issued Handbook Section 3063, “Impairment of Long-Lived Assets”, and revised Section 3475, “Disposal of Long-Lived Assets and Discontinued Operations”. Together, these two Sections supersede the write-down and disposal provisions of Section 3061, “Property, Plant and Equipment”, as well as Section 3475, “Discontinued Operations”. These new standards are consistent with the U.S. Financial Accounting Standards Board’s Statement No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, which the Company adopted for U.S. GAAP purposes effective January 1, 2002. Section 3063 amends existing guidance on long-lived asset impairment measurement and establishes standards for the recognition, measurement and disclosure of the impairment of long-lived assets held for use by the Company. It requires that an impairment loss be recognized when the carrying amount of an asset to be held and used exceeds the sum of the undiscounted cash flows expected from its use and disposal; the impairment recognized is measured as the amount by which the carrying amount of the asset exceeds its fair value. Revised Section 3475 provides a single accounting model for long-lived assets to be disposed of by sale. Revised Section 3475 provides specified criteria for classifying an asset as held-for-sale and requires assets classified as held-for-sale to be measured at the lower of their carrying amounts or fair value, less costs to sell. Revised Section 3475 also broadens the scope of businesses that qualify for reporting as discontinued operations to include any disposals of a component of an entity, which comprises operations and cash flows that can be clearly distinguished from the remainder of the Company, and changes the timing of recognizing losses on such operations. The new standards contained in Section 3063 on the impairment of long-lived assets held for use are applicable for years beginning on or after April 1, 2003; however, early application is permitted. The revised standards contained in Section 3475 on disposal of long-lived assets and discontinued operations are applicable to disposal activities initiated by the Company’s commitment to a plan on or after May 1, 2003; however, early application is permitted. The Company intends to adopt these standards as of January 1, 2003. The Company expects the adoption of these standards will have no material impact on its financial position, results of operations or cash flows.

ROGERS WIRELESS INC.

Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars)

Years ended December 31, 2000, 2001 and 2002

2.	Significant accounting policies (continued):

(iii)	Disclosure of guarantees:

In February 2003, the CICA issued Accounting Guideline 14, “Disclosure of Guarantees” (“AcG 14”). AcG 14 requires certain disclosures be made by a guarantor in its interim and annual financial statements for periods beginning on or after January 1, 2003. The Company is currently determining the impact this new requirement will have on its consolidated financial statements.

3.	Property, plant and equipment:

Details of PP&E are as follows:

	2001		2002

		Net book		Net book
	Cost	value	Cost	value

Land and buildings	$143,963	$122,401	$187,992	$162,013
Network equipment	2,193,187	1,277,826	2,427,517	1,363,028
Network radio base station equipment	1,217,560	494,939	1,354,290	489,992
Computer equipment and software	560,114	300,488	653,919	301,700
Furniture, fixtures and office equipment	57,608	23,873	61,200	22,236
Leasehold improvements	36,840	28,427	38,884	26,808
Other equipment	14,815	4,374	17,929	5,356

	$4,224,087	$2,252,328	$4,741,731	$2,371,133

Depreciation expense for the years ended December 31, 2000, 2001 and 2002 was $321,909,000, $374,239,000 and $445,747,000, respectively.

PP&E not yet in service and therefore not depreciated at December 31, 2001 and 2002 amounted to $398,768,000 and $247,987,000, respectively.

The Company has a significant ongoing PP&E expenditure program for the expansion and improvement of its network. The Company estimates that its PP&E expenditure program for 2003 will be in the range of approximately $400,000,000 to $425,000,000.

ROGERS WIRELESS INC.

Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars)

Years ended December 31, 2000, 2001 and 2002

4.	Spectrum and brand licences:

	2001		2002

		Net book		Net book
	Cost	value	Cost	value

Spectrum licences	$396,824	$396,824	$396,824	$396,824
AT&T brand licence, less accumulated amortization of $12,810 for 2001 and $15,330 for 2002	37,800	24,990	37,800	22,470

	$434,624	$421,814	$434,624	$419,294

The Company’s 23 spectrum licences provide for the use of 10 megahertz (“MHz”) or 20 MHz of radio frequency spectrum, depending on the region in Canada, in the 1.9 gigahertz (“GHz”) band. The licences were purchased in a spectrum auction conducted by Industry Canada in February 2001 at an aggregate cost of $396,824,000, including costs of acquisition, and are renewable in 2011. The Company has determined that these licences have indefinite lives for accounting purposes (note 2(d)).

The AT&T brand licence, acquired in 1996 at an aggregate cost of $37,800,000, provides the Company with, among other things, the right to use the AT&T brand name. The cost of the brand licence was deferred and is being amortized on a straight-line basis over the 15-year term of the brand licence agreement. Amortization expense of the brand licence cost was $2,520,000 for each of the years ended December 31, 2000, 2001 and 2002.

5.	Deferred charges:

	2001	2002

Financing costs	$38,759	$32,487
Pre-operating costs	5,952	2,976
Other	16,036	15,682

	$60,747	$51,145

ROGERS WIRELESS INC.

Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars)

Years ended December 31, 2000, 2001 and 2002

5.	Deferred charges (continued):

Amortization of deferred charges for the years ended December 31, 2000, 2001 and 2002 was $3,625,000, $3,358,000 and $8,866,000, respectively. Accumulated amortization of deferred charges at December 31, 2001 and 2002 amounted to $18,559,000 and $26,525,000, respectively.

In connection with the repayment of certain long-term debt during 2002, the Company recorded a gain of $30,997,000, which included a write-off of deferred financing costs of $736,000 (note 8(h)).

6.	Other assets:

	2001	2002

Prepaid expenses	$21,766	$20,519
Inventories	25,811	12,430
Notes and loans receivable from employees	7,285	2,752
Other	793	698

	$55,655	$36,399

7.	Change in non-cash working capital items:

	2000	2001	2002

Increase in accounts receivable	$(36,651)	$(35,258)	$(38,953)
Decrease (increase) in other assets	(7,742)	(12,546)	18,601
Increase (decrease) in accounts payable and accrued liabilities	35,998	(31,468)	150,342
Increase (decrease) in unearned revenue	(31,526)	7,445	10,897
Increase (decrease) in amounts due to parent and affiliated companies, net	12,536	(4,851)	14,201

	$(27,385)	$(76,678)	$155,088

ROGERS WIRELESS INC.

Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars)

Years ended December 31, 2000, 2001 and 2002

8.	Long-term debt:

	Interest rate	2001	2002

Bank credit facility	Floating	$52,000	$149,000
Senior Secured Notes, due 2006	10-1/2%	160,000	160,000
Senior Secured Notes, due 2007	8.30%	280,110	309,775
Senior Secured Debentures, due 2008	9-3/8%	433,121	433,121
Senior Secured Notes, due 2011	9-5/8%	770,400	764,143
Senior Secured Debentures, due 2016	9-3/4%	231,528	229,987
Senior Subordinated Notes, due 2007	8.80%	342,409	282,875
Mortgage payable and capital leases	Various	36,115	31,174

		$2,305,683	$2,360,075

Further details of long-term debt are as follows:

(a)	Bank credit facility:

At December 31, 2001 and 2002, $52,000,000 and $149,000,000, respectively, of debt was outstanding under the bank credit facility, which provides the Company with, among other things, up to $700,000,000 from a consortium of Canadian financial institutions.

Under the credit facility, the Company may borrow at various rates, including the bank prime rate to the bank prime rate plus 1-3/4% per annum, the bankers’ acceptance rate plus 1% to 2-3/4% per annum and the London Inter-Bank Offered Rate (“LIBOR”) plus 1% to 2-3/4% per annum. The Company’s bank credit facility requires, among other things, that the Company satisfy certain financial covenants, including the maintenance of certain financial ratios.

ROGERS WIRELESS INC.

Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars)

Years ended December 31, 2000, 2001 and 2002

8.	Long-term debt (continued):

Subject to the paragraph below, this credit facility is available on a fully revolving basis until the first date specified below, at which time, the facility becomes a revolving/reducing facility and the aggregate amount of credit available under the facility will be reduced as follows:

Date of reduction (*)	Reduction at each date

On April 30:
2006	$140,000
2007	140,000
2008	420,000

*	The bank credit facility will mature on May 31, 2006, if the Company’s Senior Secured Notes due 2006 are not repaid (by refinancing or otherwise) on or prior to December 31, 2005. If these notes are repaid, then the bank credit facility will mature on September 30, 2007, if the Company’s Senior Secured Notes due 2007 are not repaid (by refinancing or otherwise) on or prior to April 30, 2007.

The credit facility requires that any additional senior debt (other than the bank credit facility described above) that is denominated in a foreign currency be hedged against foreign exchange fluctuations on a minimum of 50% of such additional senior borrowings in excess of the Canadian equivalent of U.S. $25,000,000.

Borrowings under the credit facility are secured by the pledge of a senior bond issued under a deed of trust, which is secured by substantially all the assets of the Company and certain of its subsidiaries, subject to certain exceptions and prior liens.

(b)	Senior Secured Notes, due 2006:

The Company’s $160,000,000 Senior Secured Notes mature on June 1, 2006. These notes are redeemable in whole or in part, at the Company’s option, at any time, subject to a certain prepayment premium.

(c)	Senior Secured Notes, due 2007:

The Company’s U.S. $196,110,000 Senior Secured Notes mature on October 1, 2007. These notes are redeemable in whole or in part, at the Company’s option, on or after October 1, 2002, at 104.15% of the principal amount, declining ratably to 100% of the principal amount on or after October 1, 2005, plus, in each case, interest accrued to the redemption date.

ROGERS WIRELESS INC.

Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars)

Years ended December 31, 2000, 2001 and 2002

8.	Long-term debt (continued):

(d)	Senior Secured Debentures, due 2008:

The Company’s U.S. $333,170,000 Senior Secured Debentures mature on June 1, 2008. These debentures are redeemable in whole or in part, at the Company’s option, at any time, on or after June 1, 2003, at 104.688% of the principal amount, declining ratably to 100% of the principal amount on or after June 1, 2006, plus, in each case, interest accrued to the redemption date.

(e)	Senior Secured Notes, due 2011:

The Company’s U.S. $500,000,000 at December 31, 2001 and U.S. $490,000,000 at December 31, 2002 Senior Secured Notes mature on May 1, 2011. During 2002, the Company repurchased U.S. $10,000,000 principal amount of these notes (note 8(h)). These notes are redeemable in whole or in part, at the Company’s option, at any time, subject to a certain prepayment premium.

(f)	Senior Secured Debentures, due 2016:

The Company’s U.S. $154,900,000 Senior Secured Debentures mature on June 1, 2016. These debentures are redeemable, in whole or in part, at the Company’s option, at any time, subject to a certain prepayment premium.

Each of the Company’s senior secured notes and debentures described above is secured by the pledge of a senior bond that is secured by the same security as the security for the bank credit facility described in (a) above and ranks equally with the bank credit facility.

(g)	Senior Subordinated Notes, due 2007:

The Company’s U.S. $215,000,000 at December 31, 2001 and U.S. $179,080,000 at December 31, 2002 Senior Subordinated Notes mature on October 1, 2007. During 2002, the Company repurchased an aggregate U.S. $35,920,000 principal amount of these notes (note 8(h)). These notes are redeemable, in whole or in part, at the Company’s option, on or after October 1, 2002 at 104.40% of the principal amount, declining ratably to 100% of the principal amount on or after October 1, 2005, plus, in each case, interest accrued to the redemption date. The subordinated notes are subordinated to all existing and future senior obligations of the Company (including the bank credit facility and the senior secured notes and debentures). The subordinated notes are not secured by the pledge of a senior bond.

ROGERS WIRELESS INC.

Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars)

Years ended December 31, 2000, 2001 and 2002

8.	Long-term debt (continued):

Interest is payable semi-annually on all of the notes and debentures.

(h)	Repayment of long-term debt:

During 2002, an aggregate of U.S. $335,100,000 notional amount of cross-currency interest rate exchange agreements were terminated either by unwinding or maturity, resulting in aggregate net cash proceeds of $64,353,000. The Company used a portion of the total proceeds of these transactions to repurchase in total U.S. $45,920,000 principal amount of Senior Secured Notes and Senior Subordinated Notes as reflected in the reduction of outstanding debt in note 8(e) and (g). As a result, the Company recorded a gain of $30,687,000 on the debt repurchased, a gain of $1,046,000 from the unwinding of the cross-currency interest rate exchange agreements, and wrote off $736,000 in deferred financing costs, for a net gain of $30,997,000. In addition, the Company has deferred a gain of $22,502,000 on the unwinding of the cross-currency interest rate exchange agreements, which is being amortized to interest expense over the remaining life of the related debt.

(i)	Interest exchange agreements:

(i)	At December 31, 2001 and 2002, the Company had U.S. dollar-denominated long-term debt of U.S. $1,399,180,000 and $1,353,260,000, respectively. The Company has entered into several cross-currency interest rate exchange agreements in order to reduce the Company’s exposure to changes in the exchange rate of the U.S. dollar as compared to the Canadian dollar. At December 31, 2001 and 2002, U.S. $995,100,000 and $885,000,000 or 71.1% and 65.4%, respectively, are hedged through cross-currency interest rate exchange agreements at an average exchange rate at December 31, 2001 and 2002 of Canadian $1.4210 to U.S. $1.00 and $1.4466 to U.S. $1.00, respectively.

ROGERS WIRELESS INC.

Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars)

Years ended December 31, 2000, 2001 and 2002

8.	Long-term debt (continued):

(ii)	The cross-currency interest rate exchange agreements have the effect of converting the interest rate on U.S. $500,000,000 of long-term debt from an average U.S. dollar fixed interest rate of 9.625% per annum to an average Canadian dollar fixed interest rate of 10.292% per annum on $779,738,000 (i.e., with an exchange rate of Canadian $1.5595 to U.S. $1.00). The interest rate on an additional U.S. $385,000,000 has been converted from an average U.S. dollar fixed interest rate of 9.375% per annum to an average Canadian dollar floating interest rate equal to the bankers’ acceptances rate plus 2.353% per annum, which at December 31, 2001 and 2002 totalled 4.495% and 5.220%, respectively, on $500,500,000 (i.e., with an exchange rate of Canadian $1.3000 to U.S. $1.00).

The obligations of the Company to the counterparties under these cross-currency interest rate exchange agreements are secured by substantially all of the assets of the Company and generally rank equally with the other secured indebtedness of the Company.

Total long-term debt at fixed interest rates at December 31, 2001 and 2002 was $1,753,182,000 and $1,710,575,000 or 76.0% and 72.5%, respectively, of total long-term debt. The Company’s effective weighted average interest rate on all long-term debt as at December 31, 2001 and 2002, including the effect of the interest rate and cross-currency exchange agreements, was 8.19% and 8.42%, respectively.

(j)	Principal repayments:

At December 31, 2002, principal repayments due within each of the next five years and in total thereafter on all long-term debt are as follows:

Year ending December 31:
2003	$5,163
2004	2,390
2005	893
2006	182,728
2007	592,650

783,824
Thereafter	1,576,251

$2,360,075

ROGERS WIRELESS INC.

Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars)

Years ended December 31, 2000, 2001 and 2002

8.	Long-term debt (continued):

The provisions of the long-term debt agreements described above impose, in most instances, restrictions on the operations and activities of the Company. Generally, the most significant of those restrictions are debt incurrence and maintenance tests, restrictions upon additional investments, sales of assets, payment of dividends and the payment of principal or interest on certain subordinated debt. At December 31, 2002, the Company is in compliance with all terms of the long-term debt agreements. In addition, the repayment dates of certain debt agreements may be accelerated if there is a change in control of the Company.

9.	Notes payable to parent:

	2001	2002

Notes payable to RWCI, unsecured and subordinated, payable on demand, non-interest bearing	$50,000	$50,000

In February 2001, the Company repaid notes payable to RCI using proceeds from its bank credit facility. The Company also repaid certain deeply subordinated notes payable to RWCI in the amount of $963,889,000, and $91,775,000 of the subordinated notes payable to RWCI through the issuance of 439,860 Class A Common Shares to RWCI (note 10(c)).

10.	Shareholder’s equity:

	2001	2002

Capital stock:
Issued and outstanding:
1,603,618 Class A Common Shares	$1,755,644	$1,755,644
Deficit	(1,453,418)	(1,544,316)

	$302,226	$211,328

(a)	Capital stock:

There is an unlimited number of authorized Class A Preferred Shares, Class B Preferred Shares and Class A Common Shares.

ROGERS WIRELESS INC.

Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars)

Years ended December 31, 2000, 2001 and 2002

10.	Shareholder’s equity (continued):

(b)	Rights and conditions:

(i)	Preferred Shares:

The Class A Preferred Shares are non-voting, redeemable at the option of the Company at $1,000 per share, and carry the right to cumulative dividends at a fixed rate of 8.8% per annum of the redemption price, payable quarterly. The Class A Preferred Shares rank, with respect to both dividends and return of capital of the Company, in priority to the Class B Preferred Shares and Class A Common Shares of the Company. As at December 31, 2001 and 2002, there were no Class A Preferred Shares outstanding.

The Class B Preferred Shares are non-voting, redeemable at the option of the Company at $1,000 per share, retractable at the option of the holder at $1,000 per share, and carry the right to cumulative dividends at a fixed rate of 6.0% per annum of the redemption price, payable quarterly. The Class B Preferred Shares rank, with respect to both dividends and return of capital of the Company, subordinate to the Class A Preferred Shares, and in priority to the Class A Common Shares of the Company. As at December 31, 2001 and 2002, there were no Class B Preferred Shares outstanding.

(ii)	Common Shares:

The Class A Common Shares carry a voting entitlement, and are without par value.

(c)	Capital stock changes:

(i)	During 2001, the Company issued to RWCI 439,860 Class A Common Shares as partial repayment of the outstanding subordinated and deeply subordinated notes payable to RWCI totalling $1,055,664,000 (note 9).

During 2001, the Company redeemed the 75,000 Class A Preferred Shares outstanding by issue of a subordinated promissory note in the amount of $75,000,000, payable to RWCI on demand. This subordinated promissory note payable to RWCI was repaid by the set-off and cancellation against the note receivable from RWCI.

ROGERS WIRELESS INC.

Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars)

Years ended December 31, 2000, 2001 and 2002

10.	Shareholder’s equity (continued):

(ii)	During 2001, the Company issued a total of 163,758 Class A Common Shares to RWCI in exchange for total cash proceeds of $393,520,000, which was the cost of the spectrum licences acquired in the Industry Canada auction (note 4).

(d)	Stock option plan:

RWCI’s stock option plan provides senior employee participants of the Company an incentive to acquire a meaningful equity ownership interest in RWCI over a period of time and, as a result, reinforces executives’ attention on the long-term interest of the Company, RWCI and RWCI’s shareholders. Under the plan, options to purchase Class B Restricted Voting Shares of RWCI may be granted to employees, directors and officers of the Company by the Board of Directors of RWCI or by RWCI’s Management Compensation Committee. There are 4,750,000 options authorized under the 2000 plan. The term of each option is 10 years; the vesting period is generally four years but may be adjusted by the Management Compensation Committee on the date of grant. The exercise price for options is equal to the fair market value of the Class B Restricted Voting Shares of RWCI, as quoted on The Toronto Stock Exchange on the grant date.

Details of the stock option plan are as follows:

	2001		2002

		Weighted		Weighted
		average		average
	Number	exercise	Number	exercise
	of shares	price	of shares	price

Options outstanding, beginning of year	3,013,501	$26.72	3,641,613	$25.57
Granted	998,300	22.00	269,800	16.58
Exercised	(60,456)	18.43	(19,759)	17.62
Forfeited/expired	(309,732)	26.63	(420,637)	24.50

Options outstanding, end of year	3,641,613	$25.57	3,471,017	$25.04

Exercisable, end of year	1,194,970	$26.01	1,869,442	$26.72

ROGERS WIRELESS INC.

Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars)

Years ended December 31, 2000, 2001 and 2002

10.	Shareholder’s equity (continued):

At December 31, 2002, the range of exercise prices, the weighted average exercise price and the weighted average remaining contractual life are as follows:

	Options outstanding			Options exercisable

		Weighted
		average	Weighted		Weighted
		remaining	average		average
Range of	Number	contractual	exercise	Number	exercise
exercise prices	outstanding	life (years)	price	exercisable	price

$11.82 - 16.42	583,292	6.2	$15.58	508,292	$16.07
18.15 - 22.00	2,121,925	8.5	21.09	745,900	21.13
26.27 - 32.75	169,600	3.0	29.91	167,100	29.92
37.74 - 53.51	596,200	7.3	46.93	448,150	46.91

Total	3,471,017	7.6	$25.04	1,869,442	$26.72

There was no compensation expense related to stock options for 2000, 2001 and 2002.

Certain of the Company’s executives are also eligible to participate in RCI’s stock option plan.

(e)	Employee share purchase plan:

The employee share purchase plan is provided to enable employees of the Company an opportunity to obtain an equity interest in RWCI by permitting them to acquire Class B Restricted Voting Shares of RWCI. A total of 400,000 in 2001, and 800,000 in 2002, Class B Restricted Voting Shares of RWCI have been set aside and reserved for allotment and issuance pursuant to the employee share purchase plan.

Under the terms of the employee share purchase plan, participating employees of the Company receive a bonus at the end of the term of the plan. The bonus is calculated as the difference between the RWCI share price at the date the employee receives the loan and the lesser of 85% of the closing price at which the shares traded on The Toronto Stock Exchange on the trading day immediately prior to the purchase date or the closing price on a date that is approximately one year subsequent to the original issue date.

ROGERS WIRELESS INC.

Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars)

Years ended December 31, 2000, 2001 and 2002

10.	Shareholder’s equity (continued):

During the years ended December 31, 2001 and 2002, 258,996 and 135,325 Class B Restricted Voting Shares of RWCI were issued under the Company’s employee share purchase plan for cash of $5,487,000 and $1,901,000, respectively. No shares were issued in 2000 under the Company’s employee share purchase plan. Compensation expense recorded for the employee share purchase plan for the years ended December 31, 2000, 2001 and 2002 was $452,000, $897,000 and $962,000, respectively.

11.	Revenue:

Revenue comprises the following:

	2000	2001	2002

Wireless voice	$1,376,819	$1,515,301	$1,699,180
Messaging and data	60,691	56,542	60,083

	1,437,510	1,571,843	1,759,263
Equipment sales	201,594	181,302	206,664

	$1,639,104	$1,753,145	$1,965,927

12.     Changes in estimates of sales tax and CRTC contribution liabilities:

(a)	Sales tax liability:

During 2002, the Company received clarification of a provincial sales tax matter common to the wireless industry. As a result, the Company revised its estimate with respect to this liability and released a provision of $19,157,000, which had been established in previous years, associated with this matter.

ROGERS WIRELESS INC.

Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars)

Years ended December 31, 2000, 2001 and 2002

12.	Changes in estimates of sales tax and CRTC contribution liabilities (continued):

(b)	CRTC contribution liabilities:

The Company is required to make payments equal to a percentage of adjusted revenues in accordance with the revenue-based contribution scheme implemented by the Canadian Radio-television and Telecommunications Commission (“CRTC”). Prior to 2002, the calculation of the amount payable was subject to a number of matters of interpretation between the CRTC and the Company. These matters of interpretation were clarified in April 2002 by the CRTC, resulting in an additional amount of $6,826,000 in respect of 2001 being payable by the Company. This additional amount was recorded in 2002.

13.	Stock-based compensation:

For stock options granted to employees by RWCI and RCI, had the Company determined compensation expense based on the “fair value” method at the grant date of such stock option awards consistent with the method prescribed under CICA Handbook Section 3870, the Company’s net loss for the year would have been reported as the pro forma amounts indicated below. This compensation takes into account all options, including those granted prior to January 1, 2002. The fair value of the options is amortized on a straight-line basis over the vesting period.

	2000	2001	2002

Loss for the year, as reported	$(86,128)	$(205,561)	$(90,898)
Stock-based compensation expense	(6,002)	(9,929)	(13,708)

Pro forma loss for the year	$(92,130)	$(215,490)	$(104,606)

Under the transitional rules, CICA Handbook Section 3870 allows companies to only include options issued subsequent to December 31, 2001 in the pro forma calculation of net income (loss) for the year. Based on stock options issued subsequent to December 31, 2001, stock-based compensation expense for 2002 would have been $1,028,000 and the pro forma loss for 2002 would have been $91,926,000.

The weighted average estimated fair value at the date of the grant for options granted by RWCI in each of the years ended December 31, 2000, 2001 and 2002 was $11.58 per share, $10.77 per share and $8.35 per share, respectively. The weighted average fair value at the date of grant for options granted by RCI to the Company’s employees in 2000 and 2001 was $17.91 and $10.88, respectively. No options were granted by RCI to the Company’s employees in 2002.

ROGERS WIRELESS INC.

Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars)

Years ended December 31, 2000, 2001 and 2002

13.	Stock-based compensation (continued):

The fair value of each option granted was estimated on the date of the grant using the Black-Scholes fair value option pricing model with the following assumptions:

	2000	2001	2002

Risk-free interest rate	5.67%	5.10%	4.81%
Dividend yield	–	–	–
Volatility factor of the future expected market price of RWCI’s Class B Restricted Voting Shares	42.14%	49.49%	51.95%
Volatility factor of the future expected market price of RCI’s Class B Non-Voting Shares	47.05%	49.25%	–
Weighted average expected life of the options	5 years	5 years	5 years

14.	Income taxes:

The income tax effects of temporary differences that give rise to significant portions of future income tax assets and liabilities are as follows:

	2001	2002

Future income tax assets:
Non-capital income tax losses carried forward and income tax credits	$300,233	$325,446
Deductions relating to long-term debt and other transactions denominated in United States dollars	60,001	63,424
Future income tax deductions relating to accounting accruals and goodwill	7,244	4,493
Other	5,261	4,116

Total future income tax assets	372,739	397,479
Less valuation allowance	(251,599)	(289,077)

	121,140	108,402
Future income tax liabilities:
PP&E and licences	(91,734)	(90,605)
Deferred foreign exchange losses and financing costs	(26,996)	(13,843)
Other	(2,410)	(3,954)

Total future income tax liabilities	(121,140)	(108,402)

Net future income tax assets	$–	$–

ROGERS WIRELESS INC.

Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars)

Years ended December 31, 2000, 2001 and 2002

14.	Income taxes (continued):

In assessing the realizability of future income tax assets, management considers whether it is more likely than not that some portion or all of the future income tax assets will be realized. The ultimate realization of future income tax assets is dependent upon the generation of future taxable income during the years in which the temporary differences are deductible. Management considers the scheduled reversals of future income tax liabilities, the character of the income tax assets and the tax planning strategies in place in making this assessment.

As at December 31, 2002, the Company has determined that the realization of its net future income tax asset of $289,077,000 does not meet the criteria of realization being “more likely than not”. Therefore, a valuation allowance has been recorded against this future income tax asset.

Total income tax expense varies from the amounts that would be computed by applying the statutory income tax rate to the loss before income taxes for the following reasons:

	2000	2001	2002

Statutory income tax rate	43.4%	41.5%	38.4%

Income tax recovery on the loss before income taxes	$(35,416)	$(82,426)	$(32,877)
Decrease (increase) in income tax recovery resulting from:
Change in the valuation allowance for future income tax assets	(13,791)	18,842	34,690
Adjustments to future income tax assets and liabilities for changes in substantively enacted tax rates	46,971	61,216	4,108
Non-deductible amortization and write-off of deferred foreign exchange	884	1,596	68
Non-taxable portion of foreign exchange gain on repayment of long-term debt	–	–	(6,020)
Other items	1,352	772	31
Large Corporations Tax	4,524	6,945	5,258

Income tax expense	$4,524	$6,945	$5,258

ROGERS WIRELESS INC.

Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars)

Years ended December 31, 2000, 2001 and 2002

14.	Income taxes (continued):

As at December 31, 2002, the Company has the following non-capital income tax losses available to reduce future years’ income for income tax purposes:

Income tax losses expiring in the year ending December 31:
2004	$251,800
2005	75,000
2007	251,600
2008	265,700
2009	107,300

Total	$951,400

15.	Related party transactions:

The Company entered into the following related party transactions:

(a)	The amount due to (from) RWCI and other affiliated companies, and AWE is comprised of the following:

	2001	2002

RWCI	$27,966	$30,787
RCI	(77)	3,588
Rogers Cable Inc. (“Cable”)	(105)	28
AWE	(7,157)	425

	$20,627	$34,828

The above amounts, excluding RWCI, reflect intercompany charges for capital and operating expenditures and are short-term in nature. The amounts owing to RWCI arise from cash advances.

(b)	The Company has entered into certain transactions and agreements in the normal course of business with RCI, RCI’s subsidiaries and AWE as follows:

ROGERS WIRELESS INC.

Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars)

Years ended December 31, 2000, 2001 and 2002

15.	Related party transactions (continued):

(i)	Management fees:

The Company has entered into a management agreement under which RCI provides executive, administrative, financial and various additional services to the Company. Interest is charged by RCI on unpaid management fees. The management agreement is subject to termination by either party at the end of any calendar year on 12 months’ notice.

(ii)	Cost-sharing arrangements:

The Company has entered into agreements with Cable to share, on a pro rata basis, the cost of certain microwave and fibre-optic transmission facilities. In addition, long-term service arrangements exist with Cable for transmission services on fibre-optic facilities owned by Cable.

The Company also leases certain office space it owns to RCI and RCI’s subsidiaries.

(iii)	Wireless products and services:

The Company has entered into an agreement with Cable for the sale of its products and services through Cable’s retail outlets. The Company pays Cable for services provided in respect of subscriber activation and customer care.

In addition, the Company provides wireless services to RCI and RCI’s subsidiaries.

(iv)	Advertising:

The Company pays Rogers Media Inc. (“Media”), a subsidiary of RCI, for various advertising on its radio and television broadcasting stations and in its publications.

(v)	Roaming agreement:

The Company maintains a reciprocal agreement, whereby AWE provides wireless communications services to the Company’s subscribers when they travel to the United States, and the Company provides the same services to AWE subscribers when they travel to Canada.

ROGERS WIRELESS INC.

Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars)

Years ended December 31, 2000, 2001 and 2002

15.	Related party transactions (continued):

(vi)	Over-the-air activation:

The Company utilizes the services of AWE for automated, “over-the-air” programming of both newly activated and reactivated handsets of subscribers.

A summary of all significant charges from (to) related parties, which have been accounted for at exchange amounts, is as follows:

	2000	2001	2002

RCI:
Management fees	$10,374	$10,684	$11,006
Rent income	(5,458)	(4,972)	(8,144)
Interest on notes payable	4,107	2,092	–
Wireless products and services	(51)	(68)	(79)

	8,972	7,736	2,783
Cable:
Wireless products and services for resale	–	(3,800)	(10,116)
Subscriber activation commissions and customer service	–	1,122	8,817
Rent income	(3,487)	(3,552)	(3,587)
Wireless services	(2,053)	(2,131)	(2,214)
Transmission facilities usage	266	442	440

	(5,274)	(7,919)	(6,660)
Media:
Advertising	1,597	1,673	2,940
Rent income	–	(1,864)	(1,881)
Wireless services	(196)	(205)	(181)

	1,401	(396)	878
RWCI:
Interest expense on notes payable	2,031	–	–
Interest income on notes receivable	(6,581)	(809)	–

	(4,550)	(809)	–
AWE:
Roaming revenue	(20,438)	(12,397)	(13,910)
Roaming expense	20,636	18,867	18,028
Over-the-air activation	–	–	680

	198	6,470	4,798

	$747	$5,082	$1,799

ROGERS WIRELESS INC.

Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars)

Years ended December 31, 2000, 2001 and 2002

15.	Related party transactions (continued):

(c)	The Company has entered into certain transactions with companies, the partners or senior officers of which are directors of the Company and RCI. During the years ended December 31, 2000, 2001 and 2002, total amounts paid by the Company to these related parties aggregated $1,244,000, $1,128,000 and $1,734,000, respectively, and included charges for legal services, brokerage and investment advisory fees related to financing transactions and services for insurance coverage.

16.	Financial instruments:

(a)	Fair values:

The Company has determined the fair values of its financial instruments as follows:

(i)	Cash and cash equivalents, accounts receivable, notes and loans receivable from employees, bank advances, accounts payable and accrued liabilities, and due to parent and affiliated companies:

The carrying amounts in the consolidated balance sheets approximate fair values because of the short-term nature of these instruments.

(ii)	Long-term debt:

The fair values of each of the Company’s long-term debt instruments are based on the year-end trading values.

(iii)	Interest exchange agreements:

The fair values of the Company’s cross-currency interest rate exchange agreements are based on values quoted by the counterparties to the agreements.

(iv)	Notes payable to RWCI:

The fair value of the subordinated, unsecured, demand, non-interest bearing promissory notes owing to RWCI has not been determined as there are no set terms of repayment. The fair value is less than the carrying value due to the non-interest bearing terms of the notes.

ROGERS WIRELESS INC.

Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars)

Years ended December 31, 2000, 2001 and 2002

16.	Financial instruments (continued):

The estimated fair values of the Company’s long-term debt and related cross-currency interest rate exchange agreements as at December 31, 2001 and 2002 are as follows:

	2001		2002

	Carrying	Estimated	Carrying	Estimated
	amount	fair value	amount	fair value

Liability (asset):
Long-term debt	$2,476,449	$2,494,930	$2,477,783	$2,332,673
Cross-currency interest rate exchange agreements	(170,766)	(230,045)	(117,708)	(240,707)

	$2,305,683	$2,264,885	$2,360,075	$2,091,966

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

(b)	Other disclosures:

(i)	The credit risk of the cross-currency interest rate exchange agreements arises from the possibility that the counterparties to the agreements may default on their obligations under the agreements in instances where these agreements have positive fair value to the Company. The Company assesses the creditworthiness of the counterparties in order to minimize the risk of counterparty default under the agreements. All of the portfolio is held by financial institutions with a Standard & Poors rating (or the equivalent) ranging from A+ to AA. The Company has not required collateral or other security to support the cross-currency interest rate exchange agreements due to the Company’s favourable assessment of the creditworthiness of the counterparties.

(ii)	The Company does not have any significant concentrations of credit risk.

ROGERS WIRELESS INC.

Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars)

Years ended December 31, 2000, 2001 and 2002

17.	Commitments:

(a)	The Company is committed, under the terms of its licences issued by Industry Canada, to spend 2% of certain revenues earned in each year on research and development activities.

(b)	The future minimum lease payments under operating leases, primarily for the rental of premises for the placement of towers, radio base station and transmission equipment, as well as for administrative and distribution facilities, at December 31, 2002, are as follows:

Year ending December 31:
2003	$25,942
2004	23,217
2005	20,408
2006	15,438
2007	9,149
2008 and thereafter	23,263

$117,417

Rent expense for the years ended December 31, 2000, 2001 and 2002 amounted to $29,948,000, $30,622,000 and $31,461,000, respectively.

18.	Contingent liabilities:

There exist certain claims and potential claims against the Company, none of which is expected to have a material adverse effect on the consolidated financial position of the Company.

ROGERS WIRELESS INC.

Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars)

Years ended December 31, 2000, 2001 and 2002

19.	Canadian and United States accounting policy differences:

The consolidated financial statements of the Company have been prepared in accordance with GAAP as applied in Canada. In the following respects, GAAP as applied in the United States differs from that applied in Canada.

If United States GAAP were employed, the loss in each year would be adjusted as follows:

	2000	2001	2002

Loss for the year based on Canadian GAAP	$(86,128)	$(205,561)	$(90,898)
Amortization of goodwill (b)	(19,269)	(19,269)	–
Interest capitalized (c)	3,255	15,834	6,461
Pre-operating costs capitalized, net (d)	1,168	(5,952)	2,976
Conversion costs (e)	(3,911)	–	–
Depreciation expense (f)	(639)	(1,002)	(2,248)
Financial instruments (g)	–	24,527	88,121
Year 2000 costs capitalized (h)	5,416	–	–
Other	(2,238)	–	–

Net income (loss) based on United States GAAP	$(102,346)	$(191,423)	$4,412

The cumulative effect of these adjustments on the consolidated shareholder’s equity of the Company is as follows:

	2001	2002

Shareholder’s equity based on Canadian GAAP	$302,226	$211,328
“Pushed down” goodwill (a)	770,757	770,757
Amortization of goodwill (b)	(248,890)	(248,890)
Interest capitalized (c)	25,226	25,550
Pre-operating costs, net (d)	(5,952)	(2,976)
Conversion costs (e)	(3,911)	(3,911)
Accumulated depreciation (f)	(6,420)	(2,531)
Financial instruments (g)	24,527	112,648

Shareholder’s equity based on United States GAAP	$857,563	$861,975

ROGERS WIRELESS INC.

Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars)

Years ended December 31, 2000, 2001 and 2002

19.	Canadian and United States accounting policy differences (continued):

The areas of material differences between Canadian and United States GAAP and their impact on the consolidated financial statements of the Company are described below:

(a)	“Push-down” accounting:

Under United States GAAP, purchase transactions that result in an entity becoming a wholly owned subsidiary establish a new basis of accounting for the entity purchased and its assets and liabilities. As a result of RCI’s acquisition of 100% of the Company in 1989 for United States GAAP purposes, the Company must record as an asset in its consolidated financial statements the amount of goodwill that was recorded on the consolidated financial statements of RCI. As this acquisition was financed principally by the parent company with proceeds from other asset sales, the corresponding adjustment for the assets recorded was an increase in shareholder’s equity.

At the time of the acquisition by RCI, Canadian GAAP did not permit a subsidiary company to alter the historical costs of its assets or liabilities upon it being acquired.

(b)	Amortization of goodwill:

As a result of the “push-down” accounting described in (a) above, the Company was required until 2001 to amortize the amount recorded as goodwill under United States GAAP. The Company had been amortizing this amount under United States GAAP over 40 years on a straight-line basis.

(c)	Interest capitalization:

United States GAAP requires capitalization of interest costs as part of the historical cost of acquiring certain qualifying assets that require a period of time to prepare for their intended use. This is not required under Canadian GAAP.

(d)	Pre-operating costs:

Under Canadian GAAP, the Company defers the incremental costs relating to the development and pre-operating phases of new business, and amortizes these costs on a straight-line basis over two years. Under United States GAAP, these costs are expensed as incurred.

ROGERS WIRELESS INC.

Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars)

Years ended December 31, 2000, 2001 and 2002

19.	Canadian and United States accounting policy differences (continued):

(e)	Conversion costs:

Under Canadian GAAP, the Company capitalized certain costs incurred to convert data to its new customer care and billing system. United States GAAP requires these costs to be expensed as incurred.

(f)	Accumulated depreciation:

As a result of the capitalization of interest to PP&E required under United States GAAP described in (c) above, additional depreciation on the interest capitalized is recorded under United States GAAP in subsequent periods. As a result of conversion costs being expensed under United States GAAP, as described in (e) above, depreciation expense is reduced under United States GAAP in subsequent periods.

(g)	Financial instruments:

Under Canadian GAAP, the Company accounts for its cross-currency interest rate exchange agreements as hedges of specific debt instruments. Under United States GAAP, these instruments are not accounted for as hedges as a result of adopting the new pronouncement entitled “Accounting for Derivative Instruments and Hedging Activities (“SFAS 133”), effective January 1, 2001. Changes in the fair value of the derivative financial instruments, reflecting primarily market changes in foreign exchange rates, interest rates, as well as the level of short-term variable versus long-term fixed interest rates, are recognized in income immediately. These gains and losses are recognized, together with foreign exchange translation gains and losses arising from changes in period-end foreign exchange rates, on the respective long-term debt. Under United States GAAP, effective January 1, 2001, the Company recorded an increase of $29,233,000 in the carrying value of the derivative financial instruments, to a total of $139,848,000, and a corresponding increase in the carrying value of long-term debt. This increase in long-term debt has been recorded for United States GAAP purposes as a cumulative transition adjustment that is being amortized to net income over the remaining life of the respective long-term debt.

ROGERS WIRELESS INC.

Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars)

Years ended December 31, 2000, 2001 and 2002

19.	Canadian and United States accounting policy differences (continued):

(h)	Year 2000 costs capitalized:

Under Canadian GAAP, the Company capitalized certain costs incurred prior to 2000 to modify its computer systems to ensure these systems continued to operate beyond the year 1999. Under United States GAAP, certain of these costs were expensed as incurred. As a result, under United States GAAP, depreciation expense in subsequent periods is reduced due to the Company expensing the Year 2000 costs under United States GAAP.

(i)	Operating income before depreciation and amortization:

United States GAAP requires that depreciation and amortization and the change in estimates of sales tax and CRTC contribution liabilities be included in the determination of operating income and does not permit the disclosure of a subtotal of the amount of operating income before these items. Canadian GAAP permits the disclosure of a subtotal of the amount of operating income before these items.

(j)	Consolidated statements of cash flows:

(i)	Canadian GAAP permits the disclosure of a subtotal of the amount of funds provided by operations before changes in non-cash working capital items in the consolidated statements of cash flows. United States GAAP does not permit this subtotal to be included.

(ii)	Canadian GAAP permits bank advances to be included in the determination of cash or cash equivalents in the consolidated statements of cash flows. United States GAAP requires that bank advances be reported as financing cash flows. As a result, under United States GAAP, the decrease in cash and cash equivalents in the years ended December 31, 2000 and 2001 of $1,165,000 and $3,633,000, respectively, and the increase in cash and cash equivalents of $15,244,000 in the year ended December 31, 2002 reflected in the consolidated statements of cash flows would be decreased by $1,165,000 and $3,633,000 in the years ended December 31, 2000 and 2001, respectively, and would be decreased by $13,517,000 in the year ended December 31, 2002, and cash flows under the heading “Financing Activities” in the years ended December 31, 2000 and 2001 would be increased by $1,165,000 and $3,633,000, respectively, and would be decreased in the year ended December 31, 2002 by $13,517,000.

ROGERS WIRELESS INC.

Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars)

Years ended December 31, 2000, 2001 and 2002

19.	Canadian and United States accounting policy differences (continued):

(k)	Statement of comprehensive income:

United States GAAP requires the disclosure of a statement of comprehensive income. Comprehensive income generally encompasses all changes in shareholder’s equity, except those arising from transactions with shareholders. The income (loss) for the year under United States GAAP, as reported is the same as the comprehensive income (loss) for the year under United States GAAP.

(l)	Other disclosures:

United States GAAP requires the Company to disclose accrued liabilities, which is not required under Canadian GAAP. Accrued liabilities included in accounts payable and accrued liabilities as at December 31, 2001 and 2002 were $232,332,000 and $407,058,000, respectively. At December 31, 2001 and 2002, there were no accrued liabilities that individually exceeded 5% of current liabilities.

Effective January 1, 2002, the Company adopted the Financial Accounting Standard Board’s (“FASB”) Statement of Financing Accounting Standard (“SFAS”) No. 145, which rescinded SFAS No. 4. Accordingly, gains and losses from the extinguishment of debt are no longer classified as extraordinary items under United States GAAP.

(m)	Stock-based compensation disclosures:

For options granted to employees, had the Company determined compensation costs based on the fair value at grant dates of the stock option consistent with the method prescribed under FASB SFAS No. 123, the Company’s net loss for the year would have been reported as the pro forma amounts indicated below:

	2000	2001	2002

Net income (loss) in accordance with United States GAAP as reported	$(102,346)	$(191,423)	$4,412
Stock-based compensation expense	(6,002)	(9,929)	(13,708)

Pro forma loss for the year	$(108,348)	$(201,352)	$(9,296)

See note 13 for further details of stock-based compensation.

ROGERS WIRELESS INC.

Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars)

Years ended December 31, 2000, 2001 and 2002

19.	Canadian and United States accounting policy differences (continued):

(n)	Recent United States accounting pronouncements:

In June 2001, the FASB issued SFAS 143, “Accounting for Asset Retirement Obligations” (“FAS 143”), which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS 143 requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of the assets. The fair value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. If the obligation is settled for other than the carrying amount of the liability, the Company will recognize a gain or loss on settlement. The Company is required and plans to adopt the provisions of SFAS 143 for the year ending December 31, 2003. To accomplish this, the Company must identify all legal obligations for asset retirement obligations, if any, and determine the fair value of these obligations on the date of adoption. The determination of fair value is complex and will require the Company to gather market information and develop cash flow models. Additionally, the Company will be required to develop processes to track and monitor these obligations. Because of the effort necessary to comply with the adoption of SFAS 143, it is not practicable for management to estimate the impact of adopting this Statement at the date of this report.

In July 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS 146”), which is effective for exit or disposal activities that are initiated after December 31, 2002. SFAS 146 requires that a liability be recognized for exit or disposal costs only when the liability is incurred, as defined in the FASB’s conceptual framework rather than when a company commits to an exit plan, and that the liability be initially measured at fair value. The Company expects the adoption of this standard will affect the timing of recognizing liabilities and the amount recognized in respect of future exit activities, if any.

ROGERS WIRELESS INC.

Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars)

Years ended December 31, 2000, 2001 and 2002

19.	Canadian and United States accounting policy differences (continued):

In November 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”). FIN 45 requires the recognition of a liability by a guarantor at the inception of certain guarantees entered into or modified after December 31, 2002. FIN 45 requires the guarantor to recognize a liability for the non-contingent component of certain guarantees; that is, it requires the recognition of a liability for the obligation to stand ready to perform in the event that specified triggering events or conditions occur. The initial measurement of this liability is the fair value of the guarantee at inception. The Company is currently estimating the impact of adopting the recognition requirements of FIN 45.

In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”). Its consolidation provisions are applicable for all newly created entities created after January 31, 2003, and is applicable to existing entities as of the beginning of the Company’s third quarter, beginning July 1, 2003. With respect to entities that do not qualify to be assessed for consolidation based on voting interests, FIN 46 generally requires a company that has a variable interest(s) that will absorb a majority of the variable interest entity’s expected losses if they occur, receive a majority of the entity’s expected residual returns if they occur, or both to consolidate that variable interest entity. For periods prior to FIN 46’s effective date, certain disclosures will be required if it is reasonably possible that the Company will have a significant variable interest in or be the primary beneficiary of a variable interest entity when FIN 46 guidance is effective. The Company is currently estimating the impact of adopting the requirements of FIN 46.

In November 2002, the Emerging Issues Task Force (“EITF”) reached a consensus regarding EITF Issue 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables”. The consensus addresses not only when and how an arrangement involving multiple deliverables should be divided into separate units of accounting but also how the arrangement’s consideration should be allocated among separate units. The pronouncement is effective for the Company commencing with its 2003 fiscal year. The Company is currently estimating the impact of adopting EITF 00-21.

EXHIBIT INDEX

Exhibit
Number		Description

† 1.1	-	Certificate of Amalgamation & Articles of Amalgamation of Rogers Wireless Inc.

† 1.2	-	By-laws of Rogers Wireless Inc.

2.1	-	Rogers Wireless Inc. agrees to furnish to the Commission on request a copy of any instrument defining the rights of holders of long-term debt of Rogers Wireless Inc. and of any subsidiary for which consolidated or unconsolidated financial statements are required to be filed.

** 4.1	-	Management Services Agreement dated as of January 1, 1991, and as amended as of December 31, 1991, among Rogers Communications Inc., Rogers Wireless Communications Inc. and Rogers Wireless Inc.

* 4.2	-	Form of Business Areas and Transfer Agreement between Rogers Communications Inc. and Rogers Wireless Communications Inc.

* 4.3	-	Form of Minority Shareholder Protection Agreement between Rogers Communications Inc. and Rogers Wireless Communications Inc.

* 4.4	-	Form of Trust Agreement dated as of July 25, 1991, among Rogers Communications Inc., Rogers Wireless Inc. and National Trust Company, as Trustee

† 4.5	-	Shareholders’ Agreement dated as of August 16, 1999, between Rogers Communications Inc., JVII Partnership and Rogers Wireless Communications Inc.

*** 4.6	-	Amended and Restated Credit Agreement dated as of March 15, 1997, among Rogers Wireless Inc., the lenders named therein and The Bank of Nova Scotia, as Agent, and exhibits thereto

† 4.7	-	First Amendment Agreement to the Amended and Restated Credit Agreement dated as of April 12, 2001, between Rogers Wireless Inc., the lenders named therein and The Bank of Nova Scotia, as Agent

† 4.8	-	Indenture dated as of May 2, 2001 between Rogers Wireless Inc. and The Chase Manhattan Bank, as Trustee, relating to 9.625% Senior (Secured) Notes due 2011 of Rogers Wireless Inc.

** 4.9	-	Form of Indenture for 101/2% Senior Secured Notes due 2006 of Rogers Wireless Inc.

**4.10	-	Form of Indenture for 9 3/8% Senior Secured Debentures due 2008 of Rogers Wireless Inc.

** 4.11	-	Form of Indenture for 93/4% Senior Secured Debentures due 2016 of Rogers Wireless inc.

*** 4.12	-	Senior Secured Note Indenture dated September 30, 1997 among Rogers Wireless Inc., The Chase Manhattan Bank, as U.S. Trustee, and CIBC Mellon Trust Company, as Canadian Trustee

*** 4.13	-	Senior Subordinated Note Indenture dated September 30, 1997 among Rogers Wireless Inc., The Chase Manhattan Bank, as U.S. Trustee, and CIBC Mellon Trust Company, as Canadian Trustee

† 4.14	-	Master Purchase Agreement dated January 1, 1998 between Rogers Wireless Inc. and Ericsson Communications, Inc.

† 8.1	-	Subsidiaries of Rogers Wireless Inc.

11.1	-	Section 302 Certification

11.2	-	Section 906 Certification

†	Filed as an exhibit to Registration Statement No. 333-13504 and incorporated herein by reference thereto

*	Filed as an exhibit to Registration Statement No. 33-41233 and incorporated herein by reference thereto

**	Filed as an exhibit to Registration Statement No. 333-3154 and incorporated herein by reference thereto

***	Filed as an exhibit to Registration Statement No. 333-7714 and incorporated herein by reference thereto