Form 20-F/A
period 2002-12-31
ROGERS WIRELESS INC
filed 2004-03-16
CIK 879763

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549
FORM 20-F/A
AMENDMENT NO. 1

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

Commission file number 1-14394

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

Explanatory Note

Wireless is filing this amended annual report on Form 20-F/A (“Amendment No. 1”) to (i) correct the commission file number provided on the front cover of the annual report on Form 20-F filed with the SEC on May 16, 2003 (the “Original Annual Report”) and (ii) to file as exhibits certain reports and portions of reports that are incorporated by reference into the Original Annual Report and this Amendment No. 1. This Amendment No. 1 does not reflect events occuring after the filing of the Original Annual Report.

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

ITEM 18 – FINANCIAL STATEMENTS

Not applicable.

ITEM 19 – EXHIBITS

Exhibit
Number		Description

† 1.1	-	Certificate of Amalgamation & Articles of Amalgamation of Rogers Wireless Inc.
† 1.2	-	By-laws of Rogers Wireless Inc.
2.1	-	Rogers Wireless Inc. agrees to furnish to the Commission on request a copy of any instrument defining the rights of holders of long-term debt of Rogers Wireless Inc. and of any subsidiary for which consolidated or unconsolidated financial statements are required to be filed.
** 4.1	-	Management Services Agreement dated as of January 1, 1991, and as amended as of December 31, 1991, among Rogers Communications Inc., Rogers Wireless Communications Inc. and Rogers Wireless Inc.
* 4.2	-	Form of Business Areas and Transfer Agreement between Rogers Communications Inc. and Rogers Wireless Communications Inc.
* 4.3	-	Form of Minority Shareholder Protection Agreement between Rogers Communications Inc. and Rogers Wireless Communications Inc.
* 4.4	-	Form of Trust Agreement dated as of July 25, 1991, among Rogers Communications Inc., Rogers Wireless Inc. and National Trust Company, as Trustee
† 4.5	-	Shareholders’ Agreement dated as of August 16, 1999, between Rogers Communications Inc., JVII Partnership and Rogers Wireless Communications Inc.
*** 4.6	-	Amended and Restated Credit Agreement dated as of March 15, 1997, among Rogers Wireless Inc., the lenders named therein and The Bank of Nova Scotia, as Agent, and exhibits thereto
†4.7	-	First Amendment Agreement to the Amended and Restated Credit Agreement dated as of April 12, 2001, between Rogers Wireless Inc., the lenders named therein and The Bank of Nova Scotia, as Agent
† 4.8	-	Indenture dated as of May 2, 2001 between Rogers Wireless Inc. and The Chase Manhattan Bank, as Trustee, relating to 9.625% Senior (Secured) Notes due 2011 of Rogers Wireless Inc.
** 4.9	-	Form of Indenture for 10 1/2% Senior Secured Notes due 2006 of Rogers Wireless Inc.
**4.10	-	Form of Indenture for 9 3/8% Senior Secured Debentures due 2008 of Rogers Wireless Inc.
** 4.11	-	Form of Indenture for 9 3/4% Senior Secured Debentures due 2016 of Rogers Wireless Inc. Senior Secured Note Indenture dated September 30, 1997 among Rogers Wireless Inc., The Chase Manhattan Bank, as U.S. Trustee, and CIBC Mellon Trust Company, as Canadian
*** 4.12	-	Trustee
*** 4.13	-	Senior Subordinated Note Indenture dated September 30, 1997 among Rogers Wireless Inc., The Chase Manhattan Bank, as U.S. Trustee, and CIBC Mellon Trust Company, as Canadian Trustee
† 4.14	-	Master Purchase Agreement dated January 1, 1998 between Rogers Wireless Inc. and Ericsson Communications, Inc.
† 8.1	-	Subsidiaries of Rogers Wireless Inc.
11.1	-	Section 302 Certification
11.2	-	Section 906 Certification
99.1	-	Report on Form 6-K, which was filed with the SEC by Rogers Wireless Inc. on February 21, 2003
99.2	-	Portions of the Report on Form 20-F, which was filed with the SEC by Rogers Wireless Inc. on June 28, 2002

†	Filed as an exhibit to Registration Statement No. 333-13504 and incorporated herein by reference thereto

*	Filed as an exhibit to Registration Statement No. 33-41233 and incorporated herein by reference thereto

**	Filed as an exhibit to Registration Statement No. 333-3154 and incorporated herein by reference thereto

***	Filed as an exhibit to Registration Statement No. 333-7714 and incorporated herein by reference thereto

SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ROGERS WIRELESS INC. (Registrant)

March 16, 2004 (Date)	/s/ M. Lorraine Daly M. Lorraine Daly Vice President, Treasurer

March 16, 2004 (Date)	/s/ John R. Gossling John R. Gossling Senior Vice President and Chief Financial Officer

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

EXHIBIT INDEX

Exhibit
Number		Description

† 1.1	-	Certificate of Amalgamation & Articles of Amalgamation of Rogers Wireless Inc.

† 1.2	-	By-laws of Rogers Wireless Inc.

2.1	-	Rogers Wireless Inc. agrees to furnish to the Commission on request a copy of any instrument defining the rights of holders of long-term debt of Rogers Wireless Inc. and of any subsidiary for which consolidated or unconsolidated financial statements are required to be filed.

** 4.1	-	Management Services Agreement dated as of January 1, 1991, and as amended as of December 31, 1991, among Rogers Communications Inc., Rogers Wireless Communications Inc. and Rogers Wireless Inc.

* 4.2	-	Form of Business Areas and Transfer Agreement between Rogers Communications Inc. and Rogers Wireless Communications Inc.

* 4.3	-	Form of Minority Shareholder Protection Agreement between Rogers Communications Inc. and Rogers Wireless Communications Inc.

* 4.4	-	Form of Trust Agreement dated as of July 25, 1991, among Rogers Communications Inc., Rogers Wireless Inc. and National Trust Company, as Trustee

† 4.5	-	Shareholders’ Agreement dated as of August 16, 1999, between Rogers Communications Inc., JVII Partnership and Rogers Wireless Communications Inc.

*** 4.6	-	Amended and Restated Credit Agreement dated as of March 15, 1997, among Rogers Wireless Inc., the lenders named therein and The Bank of Nova Scotia, as Agent, and exhibits thereto

† 4.7	-	First Amendment Agreement to the Amended and Restated Credit Agreement dated as of April 12, 2001, between Rogers Wireless Inc., the lenders named therein and The Bank of Nova Scotia, as Agent

† 4.8	-	Indenture dated as of May 2, 2001 between Rogers Wireless Inc. and The Chase Manhattan Bank, as Trustee, relating to 9.625% Senior (Secured) Notes due 2011 of Rogers Wireless Inc.

** 4.9	-	Form of Indenture for 101/2% Senior Secured Notes due 2006 of Rogers Wireless Inc.

**4.10	-	Form of Indenture for 9 3/8% Senior Secured Debentures due 2008 of Rogers Wireless Inc.

** 4.11	-	Form of Indenture for 93/4% Senior Secured Debentures due 2016 of Rogers Wireless Inc.

*** 4.12	-	Senior Secured Note Indenture dated September 30, 1997 among Rogers Wireless Inc., The Chase Manhattan Bank, as U.S. Trustee, and CIBC Mellon Trust Company, as Canadian Trustee

*** 4.13	-	Senior Subordinated Note Indenture dated September 30, 1997 among Rogers Wireless Inc., The Chase Manhattan Bank, as U.S. Trustee, and CIBC Mellon Trust Company, as Canadian Trustee

† 4.14	-	Master Purchase Agreement dated January 1, 1998 between Rogers Wireless Inc. and Ericsson Communications, Inc.

† 8.1	-	Subsidiaries of Rogers Wireless Inc.

11.1	-	Section 302 Certification

11.2	-	Section 906 Certification

99.1	-	Report on Form 6-K, which was filed with the SEC by Rogers Wireless Inc. on February 21, 2003

99.2	-	Portions of the Report on Form 20-F, which was filed with the SEC by Rogers Wireless Inc. on June 28, 2002

†	Filed as an exhibit to Registration Statement No. 333-13504 and incorporated herein by reference thereto

*	Filed as an exhibit to Registration Statement No. 33-41233 and incorporated herein by reference thereto

**	Filed as an exhibit to Registration Statement No. 333-3154 and incorporated herein by reference thereto

***	Filed as an exhibit to Registration Statement No. 333-7714 and incorporated herein by reference thereto