Form 20-F
period 2003-12-31
ROGERS WIRELESS INC
filed 2004-05-19
CIK 879763

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549
FORM 20-F

(Mark One)

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13(A) OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2003

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to .

Commission file number 333-13504

ROGERS WIRELESS INC.

(Exact Name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name Into English)

Canada

(Jurisdiction of incorporation or organization)

One Mount Pleasant Road, 16th Floor
Toronto, Ontario, Canada M4Y 2Y5

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

10 ½% Senior Secured Notes due 2006,
9.625% Senior (Secured) Notes due 2011
9 ¾% Senior Secured Debentures due 2016,

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

1,603,628 Class A Common shares

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceeding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

[X] Yes [ ] No

Indicate by check mark which financial statement item the registrant has elected to follow.

[ ] Item 17 [X] Item 18

Unless otherwise noted, all references to dollar amounts in this Form 20-F are stated in Canadian dollars. On December 31, 2003, the inverse of the noon buying rate in New York City for cable transfers of Canadian funds as certified for customs purposes by the Federal Reserve Bank of New York was Cdn$1.00 = US$0.7738.

For the purposes of this Form 20-F, references to “we”, “us”, “our”, “Wireless”, the “Company” and “RWI” are to Rogers Wireless Inc. and its subsidiaries; references to “RWCI” are to Wireless’ parent company, Rogers Wireless Communications Inc.; references to “RCI” are to Rogers Communications Inc.; and, references to “Rogers” and the “Rogers group of companies” are to RCI together with its subsidiaries. References to “AWE” are to AT&T Wireless Services, Inc.

Rogers™ is a trademark of Rogers Communications Inc. This document also makes reference to other trademarks of RCI and its subsidiaries. AT&T® is a trademark of AT&T Corp. This document also makes reference to trademarks of other companies, some of which are used by Wireless under license. RogersTM and Rogers VIP ProgramTM are trademarks of Rogers Communications Inc. Rogers PlusTM, Corporate BestTM, Family PlanTM, Mobile MessagingTM, and Mobile Message PagingTM, are trademarks of Rogers Wireless Inc. The Shopping ChannelTM is a trademark of Rogers Broadcasting Limited. AT&T®, Canadian One RateTM, Digital One RateTM and One RateTM are trademarks of AT&T Corp.

Documents Incorporated by Reference

Our important business and financial information is incorporated by reference from our Management’s Discussion and Analysis for the year ended December 31, 2003, which was furnished to the Securities and Exchange Commission (“SEC”) under cover of a Form 6-K/A dated March 16, 2004.

Cautionary Statement Regarding Forward-Looking Information

This Form 20-F contains forward-looking statements concerning business, operations and financial performance and condition.

When used in this Form 20-F, the words “believe”, “anticipate”, “intend”, “estimate”, “expect”, “project” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such words. These forward-looking statements are based on current expectations and are naturally subject to uncertainty and changes in circumstances that may cause actual results to differ materially from those expressed or implied by such forward-looking statements. Factors that may cause such differences include but are not limited to economic, business, technological, competitive and regulatory factors. More detailed information about these and other factors is included in this Form 20-F under the section entitled “Item 3 – Key Information – Risk Factors”. We are under no obligation to update or alter our forward-looking statements whether as a result of new information, future events or otherwise.

PART I

ITEM 1 – IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2 – OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3 – KEY INFORMATION

Selected Financial Data

The following data should be read in conjunction with our audited consolidated financial statements, the notes related to those financial statements and the section entitled “Item 5 – Operating and Financial Review – Management’s Discussion and Analysis”. The selected data for and as of each of the five years ended December 31, 2003 is derived from our audited consolidated financial statements which have been audited by KPMG LLP, Chartered Accountants.

	Year Ended December 31,
	1999	2000	2001	2002	2003
	(in thousands of dollars, except per share amounts)
AMOUNTS UNDER CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“GAAP”) (1)
Statement of Income Data:
Operating revenue(2)
Postpaid (voice and data)	$1,164,670	$1,338,988	$1,457,143	$1,632,874	$1,920,993
Prepaid	23,849	42,530	71,068	91,151	91,255
One-way messaging	51,793	55,992	43,632	35,238	27,565

Network revenue	1,240,312	1,437,510	1,571,843	1,759,263	2,039,813
Equipment sales	178,267	201,594	181,302	206,664	242,390

Total	1,418,579	1,639,104	1,753,145	1,965,927	2,282,203
Cost of equipment sales	182,181	202,827	181,017	209,948	244,479
Sales and marketing expenses	302,531	367,460	399,855	462,784	522,716
Operating, general and administrative expenses	511,533	657,893	760,328	765,508	787,383
Management fees(3)	9,851	10,374	10,684	11,006	11,336
Other(4)	—	—	—	(12,331)	—
Depreciation and amortization	280,900	330,545	382,608	457,133	518,599

Operating income	131,583	70,005	18,653	71,879	197,690
Interest expense, net	161,804	128,040	184,330	195,150	193,607
Foreign exchange loss (gain)	(44,411)	22,992	35,086	(6,410)	(135,242)
Other expense (income), net	74,031	577	(2,147)	(31,221)	(932)

Income (loss) before income taxes	(59,841)	(81,604)	(198,616)	(85,640)	140,257
Income taxes (recovery)(5)	(69,946)	4,524	6,945	5,258	2,374

Net income (loss) for the period	$10,105	$(86,128)	$(205,561)	$(90,898)	$137,883

Basic and diluted earnings (loss) per share	$6.87	$(92.75)	$(128.66)	$(56.67)	$85.96

	Year Ended December 31
	1999	2000	2001	2002	2003
	(in thousands of dollars, except per share amounts)
Balance Sheet Data (at year end):
Property, plant and equipment, net	$1,778,545	$1,972,110	$2,252,328	$2,371,133	$2,299,919
Goodwill	12,040	9,549	7,058	7,058	7,058
Total assets	2,156,507	2,385,829	3,048,556	3,176,663	3,107,343
Senior debt(6)	1,103,482	1,121,213	1,963,274	2,077,200	1,978,160
Total debt (6)	1,553,536	1,869,981	2,355,683	2,410,075	2,209,603
Inter-company deeply subordinated debt(8)	963,889	963,889	—	—	—
Capital Stock	381,460	381,460	1,755,644	1,755,644	1,846,885
Shareholder’s equity (deficiency)	(772,832)	(865,583)	302,226	211,328	440,452
Other Data:
Property, plant and equipment expenditures	400,959	525,993	654,457	564,552	411,933
AMOUNTS UNDER U.S. GAAP(1)
Statement of Income Data:
Revenue	$1,418,579	$1,639,104	$1,753,145	$1,965,927	$2,282,203

Operating income (loss)	$115,681	$52,770	$(7,570)	$72,607	$197,698
Interest expense, net	161,804	124,785	168,496	188,689	187,914
Other expense (income), net	(12,807)	25,807	8,412	(125,752)	(33,387)

Income (loss) before income taxes	(33,316)	(97,822)	(184,478)	9,670	43,171
Income taxes(5)	4,518	4,524	6,945	5,258	2,374

Net income (loss) for the period	$(37,834)	$(102,346)	$(191,423)	$4,412	$40,797

Basic and diluted earnings (loss) per share	$(34.59)	$(95.72)	$(119,85)	$2.75	$25.43
Balance Sheet Data (at year end):
Property, plant and equipment, net	$1,773,319	$1,972,173	$2,267,223	$2,390,241	$2,321,752
Goodwill	572,445	550,685	528,925	528,925	528,925
Total assets	2,711,606	2,927,028	3,603,893	3,827,310	3,660,904
Senior debt(7)	1,173,980	1,220,332	2,134,040	2,194,908	1,841,696
Total debt(7)	1,624,034	1,969,100	2,526,449	2,527,783	2,073,139
Inter-company deeply subordinated debt(8)	963,889	963,889	—	—	—
Shareholder’s equity (deficiency)	$(215,420)	$(324,384)	$857,563	$861,975	$994,013

(1)	In certain respects, Canadian GAAP differs from U.S. GAAP. Accordingly, certain line items with respect to Statement of Income Data and Balance Sheet Data differ as a result of the application of U.S. GAAP. For a discussion of the principal differences between Canadian GAAP and U.S. GAAP, see Note 19 to our audited consolidated financial statements.

(2)	In 2001, revenue was restated to record gross roaming revenue in accordance with recent accounting guidance and industry practice. Subscriber roaming expenses are now reported as operating expenses. Previously, these expenses and the associated revenue generated from such roaming services were netted against one another and recorded in revenue. As a result, revenue for the years ended December 31, 1999, 2000 and 2001 was increased by approximately $66.8 million, $107.0 million and $109.4 million, respectively, and operating, general and administrative expenses have increased by the same amounts. Operating income for all periods presented is unaffected by the change. All references to revenue and operating, general and administrative expenses reflect this change. In the first quarter of 2003, we introduced enhanced reporting classification for stratifying subscriber and revenue categories, which more clearly reflects the emergence of data products and integrated voice and data devices. Concurrently, we changed our classification of subscribers of certain resale two-way messaging arrangements for reporting purposes. The previous periods’ subscriber and revenue categories have been reclassified to conform to this current presentation. We now report subscribers and revenues in three categories: postpaid, prepaid and one-way messaging. Postpaid includes voice-only and data-only subscribers, as well as subscribers with service plans integrating both voice and data.

(3)	We are a party to a management services agreement with RCI and RWCI, under which RCI provides finance, treasury, legal, regulatory, administrative and strategic planning services to us in exchange for a fee. The fee per year is the greater of $8.0 million per year (adjusted for changes in the Canadian consumer price index from January 1, 1991) and an amount agreed to by RCI and the independent directors serving on the Audit Committee of RWCI under guidelines specified in the management services agreement. In addition, for services not specifically covered under the management services agreement, the fee is generally equal to RCI’s cost.

(4)	During 2002, we recorded a recovery related to the change in estimates of sales tax and CRTC contribution liabilities.

(5)	During 1999, we completed a transaction with RCI which resulted in our realizing a gain for income tax purposes and the utilization of a number of our income tax loss carry forwards to offset this gain. As consideration for the utilization of our tax loss carry forwards, RCI paid us $74.5 million, which was recorded as a reduction of income tax expense under Canadian GAAP. For U.S. GAAP purposes, the amount received was recorded as a capital contribution within shareholder’s equity. This transaction was reviewed and approved by an independent committee of our Board of Directors.

(6)	Total debt includes long-term debt and all inter-company subordinated debt but does not include inter-company deeply subordinated debt. The following table sets forth, for the periods indicated, our outstanding inter-company subordinated debt owing to RCI and RWCI:

	Year Ended December 31,
	1999	2000	2001	2002	2003
	(in thousands of dollars)
Inter-company subordinated debt owing to RCI	$—	$284,450	$—	$—	$—
Inter-company subordinated debt owing to RWCI	139,744	141,775	50,000	50,000	—

Total inter-company subordinated debt	$139,744	$426,225	$50,000	$50,000	$—

In July 2003, we issued 10 Class A Common Shares to RWCI for consideration of $91.2 million, comprised of the set-off of the $50.0 million inter-company subordinated debt owing to RWCI, the set-off of an aggregate $32.9 million of inter-company amounts payable to RWCI and $8.3 million paid in cash.

Our inter-company deeply subordinated debt, all of which was owed to RWCI, is excluded from total debt because under the terms of our outstanding indebtedness all payments on inter-company deeply subordinated debt are restricted payments, treated in the same manner as dividends on our common shares.

Reconciliation of Long-Term Debt to Total and Senior Debt

	Year Ended December 31,
	1999	2000	2001	2002	2003
	(in thousands of dollars)
Long-term debt as per consolidated financial statements	$1,413,792	$1,443,756	$2,305,683	$2,360,075	$2,209,603
Inter-company subordinated debt as shown above	139,744	426,225	50,000	50,000	—

Total debt	1,553,536	1,869,981	2,355,683	2,410,075	2,209,603
Inter-company subordinated debt	(139,744)	(426,225)	(50,000)	(50,000)	—
Senior subordinated notes	(310,310)	(322,543)	(342,409)	(282,875)	(231,443)

Senior debt	$1,103,482	$1,121,213	$1,963,274	$2,077,200	$1,978,160

(7)	Under U.S. GAAP, the derivative financial instruments, which are used for risk management purposes and include cross-currency interest rate exchange agreements, are recorded at their fair value. Accordingly, for U.S. GAAP purposes, long-term debt balances are recorded at the balance sheet date rate of exchange.

(8)	On August 16, 1999 we issued to RWCI inter-company deeply subordinated debt in the principal amount of $963.9 million in exchange for RWCI advancing to us $963.9 million, representing the net proceeds received by RWCI from the investment in RWCI by JVII in August 1999. This amount was repaid in 2001 using the proceeds from the issuance of our Class A Common Shares to RWCI.

Dividends

We did not pay dividends in 2003 or 2002. We paid dividends in 2001, 2000 and 1999 of $0.8 million, $6.6 million and $3.2 million (US$0.5 million, US$4.4 million and US$2.2 million) respectively. Any future determination as to the payment of dividends will be at the discretion of our Board of Directors and will depend on our operating results, financial condition and capital requirements, general business conditions and such other factors as our Board of Directors deems relevant. We are party to various credit agreements that restrict our ability to declare dividends.

Exchange Rate Data

The following table sets forth, for the periods indicated, the average, high, low and end of period noon buying rates in the City of New York for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York. Such rates are set forth as U.S. dollars per Cdn$1.00 and are the inverse of rates quoted by the Federal Reserve Bank of New York for Canadian dollars per U.S.$1.00. On April 30, 2004, the inverse of the noon buying rate was Cdn$1.00 equals US$0.7293.

Year ended	Average (1)	High	Low	Period End
December 31, 2003	0.7186	0.7738	0.6349	0.7738
December 31, 2002	0.6368	0.6619	0.6200	0.6329
December 31, 2001	0.6444	0.6697	0.6241	0.6279
December 31, 2000	0.6725	0.6969	0.6410	0.6669
December 31, 1999	0.6744	0.6925	0.6535	0.6925

Month Ended	Average (2)	High	Low	Period End
April 30, 2004	0.7453	0.7637	0.7293	0.7293
March 31, 2004	0.7527	0.7645	0.7418	0.7634
February 29, 2004	0.7519	0.7629	0.7439	0.7460
January 31, 2004	0.7718	0.7880	0.7496	0.7539
December 31, 2003	0.7618	0.7738	0.7460	0.7738
November 30, 2003	0.7616	0.7708	0.7484	0.7708

(1)	The average of the exchange rates on the last day of each month during the applicable year.

(2)	The average of the exchange rates for all days during the applicable month.

Risk Factors

This section is incorporated by reference to the “Operating Risks and Uncertainties” section contained on pages 36-38 of our Management’s Discussion and Analysis for the year ended December 31, 2003.

ITEM 4 – INFORMATION ON THE COMPANY

History and Development of the Company:

Name and Incorporation

We are a wholly owned by RWCI and are the principal operating subsidiary of RWCI. We are incorporated under the Canada Business Corporations Act pursuant to Articles of Amalgamation dated January 1, 1997.

Our executive offices are located at One Mount Pleasant Road, 16th Floor, Toronto, Ontario, Canada M4Y 2Y5. Our telephone number is 416-935-1100. Wireless’ agent for service in the United States is CT Corporation System, 111 Eighth Avenue, 13th Floor, New York City, NY, U.S.A. 10011. CT Corporation’s telephone number is 212-894-8400.

Recent Developments

On April 28, 2004, RCI received notice from AT&T Wireless Services Inc. (“AWE”) of its intent to explore options to monetize its stake in RWCI. AWE’s stake consists of 48.6 million Class A Multiple Voting shares and Class B Restricted Voting shares of RWCI that are held through JVII Partnership (“JVII”). The letter received by RCI states AWE’s interest in negotiating with RCI for a period of 21 days to attempt to reach an agreement on a private sale to RCI.

On February 20, 2004, we completed an offering of an aggregate principal amount of US$750.0 million 6.375% Senior Secured Notes due 2014. Approximately US$734.7 million of the approximately US$741.9 million net proceeds received by us were used, on March 26, 2004, to redeem the US$196.1 million principal amount of our 8.30% Senior Secured Notes due 2007, the US$179.1 million principal amount 8.80% Senior Subordinated Notes due 2007, and the US$333.2 million principal amount of our 9 3/8% Senior Secured Debentures due 2008, together with related redemption premiums of US$26.3 million. The balance of approximately US$7.2 million was used for general corporate purposes.

2003 Highlights

We completed the deployment of GSM/GPRS technology operating in the 850 MHz spectrum range across the national footprint, expanding the capacity and also enhancing the quality of the GSM/GPRS network and began trials of EDGE technology in the Vancouver market at the end of 2003 which, accomplished by the installation of a network software upgrade, more than triples the wireless data transmission speeds available on its network.

In 2003, we announced we would begin to transition the branding to Rogers Wireless from Rogers AT&T Wireless. On March 8, 2004, we began the transition, bringing greater clarity to the Rogers brand in Canada. As a result, a non-cash charge in 2003 of approximately $20.0 million was recorded to reflect the accelerated amortization of the associated brand licence costs as the decision to terminate the licence was made in 2003.

Property, Plant and Equipment Expenditures

PP&E expenditures totalled $411.9 million, $564.6 million and $654.5 million in 2003, 2002 and 2001 respectively.

PP&E expenditures in 2003 of $411.9 million include network related PP&E expenditures of $338.2 million, which include $251.3 million for capacity expansion of the GSM/GPRS network and transmission infrastructure and $66.1 million for expanded coverage as well as construction of new sites, with the remaining network expenditures related to technical upgrade projects, operational support systems and new services. Other non-network PP&E expenditures consisted of $51.1 million for information technology initiatives; $8.7 million for the completion of the Company’s headquarter facilities and $13.9 million for call centres and other facilities and equipment.

PP&E expenditures in 2002 of $564.6 million include network related PP&E expenditures of $411.5 million, which include $65.3 million for the completion of the 1.9 GHz GSM/GPRS network overlay, $152.1 million for capacity expansion of the GSM/GPRS network and transmission infrastructure and $128.5 million for expanded coverage as well as construction of new sites, and $37.1 million on the deployment of GSM/GPRS equipment in the 850 MHz frequency band, with the remaining network expenditures related to technical upgrade projects, operational support systems and new services. Other non-network PP&E expenditures consisted of $71.8 million for information technology initiatives; $47.9 million for the completion of the Company’s headquarter facilities and $33.4 million for call centres and other facilities and equipment.

PP&E expenditures in 2001 of $654.5 million include network related PP&E expenditures of $518.1 million, which include $272.3 million related to the GSM/GPRS network, $58.9 million for capacity expansion of the TDMA digital network GSM/GPRS network and transmission infrastructure and $80.0 million for expanded coverage as well as construction of new sites, with the remaining network expenditures related to technical upgrade projects, operational support systems and new services. Other non-network PP&E expenditures consisted of $85.9 million for information technology initiatives and $50.5 million for call centres and other facilities and equipment.

Total property, plant and equipment expenditures in 2004 are expected to be between $400 million and $425 million.

Business Overview

This section is incorporated herein by reference to the “Overview”, “Strategy”, “Company”, “Seasonality”, “Recent Wireless Industry Trends”, “Overview of Government Regulation and Regulatory Development” and “Key Performance Indicators”, “Competition” and “Intercompany and Related Party Transactions” sections contained on pages 1-8 of our Management’s Discussion and Analysis for the year ended December 31, 2003.

Refer to Item 3 – “Key Information – Selected Consolidated Financial Data” for a breakdown of revenue by category.

Organizational Structure

Refer to Item 7.

Property, Plants and Equipment

In most instances, we own the assets essential to our operations. Our major fixed assets are transmitters, microwave systems, antennae, buildings and electronic transmission, receiving and processing accessories and other wireless network equipment including switches, radio channels, base station equipment, microwave facilities and cell equipment. We also lease land and space on buildings for the placement of antenna towers and generally lease the premises on which our switches are located, principally under long term leases. We own a Toronto office complex in which our executive offices are located. We are also leasing a majority of this office space to RCI and other subsidiaries of RCI. See “Intercompany and Related Party Transactions – RCI Arrangements – Real Estate” section contained on page 32 of the Management’s Discussion and Analysis for 2003. In addition, we own service vehicles, data processing facilities and test equipment. The operating systems and software related to these assets are either owned by us or are used under license. Most of our assets are subject to various security interests in favour of lenders.

We own or have licensed various brands and trademarks used in our businesses. Various of our trade names are protected by trademark. Our intellectual property, including our trade names, brands, properties and customer lists, are important to our operations.

Our wireless network reaches approximately 93% of the Canadian population and is located in all ten provinces.

Environmental protection requirements applicable to our operations are not expected to have a significant effect on our additions to PP&E earnings or our competitive position in the current or future fiscal years.

ITEM 5 – OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The discussion and analysis of financial condition and results of operations should be read in conjunction with our audited consolidated financial statements and the notes related to those financial statements which are incorporated herein by reference. This section incorporates herein by reference the “Caution Regarding Forward-Looking Statements” section contained on page 1 of our Management’s Discussion and Analysis for the year ended December 31, 2003 and the “Critical Accounting Policies”, “New Accounting Standards”, “Recent Accounting Developments”, “Alternative Acceptable Accounting Policies” and “U.S. GAAP Differences” sections contained on pages 8-14 of our Management’s Discussion and Analysis for the year ended December 31, 2003.

Operating and Financial Results

Year Ended December 31, 2003 compared to Year Ended December 31, 2002

This section is incorporated herein by reference to the “Operating and Financial Results” section contained on pages 14-20 of our Management’s Discussion and Analysis for the year ended December 31, 2003.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

This section is incorporated herein by reference to the “Operating and Financial Results — Year ended December 31, 2002 Compared to Year Ended December 31, 2001” section contained on pages 21-26 of our Management’s Discussion and Analysis for the year ended December 31, 2003.

Liquidity and Capital Resources

This section is incorporated herein by reference to the “Liquidity and Capital Resources” section contained on pages 26-28 of our Management’s Discussion and Analysis for the year ended December 31, 2003.

Trend information

This section is incorporated herein by reference to “Recent Wireless Industry Trends”, section contained on pages 5-6 of our Management’s Discussion and Analysis for the year ended December 31, 2003.

Off-balance sheet arrangements

We do not have any off-balance sheet arrangements other than the cross-currency interest rate exchange agreements described under the heading “Liquidity and Capital Resource – Interest Rate and Foreign Exchange Management” on pages 23 and 24 of the “Management’s Discussion and Analysis” and incorporated by reference herein.

Contractual obligations

This section is incorporated herein by reference to “Commitments and Contractual Obligations”, section contained on page 35 of our Management’s Discussion and Analysis for the year ended December 31, 2003.

Safe Harbor

Refer to page 2 – “Cautionary Statement Regarding Forward Looking - Information”.

U.S. GAAP Reconciliation

This section is incorporated herein by reference to Note 19 of our Consolidated Financial Statements for the year ended December 31, 2003, and to “U.S. GAAP Differences” section on page 13 of our Management’s Discussion and Analysis for the year ended December 31, 2003.

ITEM 6 – DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

     Following is a list of our directors and officers of prepared as of December 31, 2003, indicating their municipality of residence and their principal occupation during the five preceding years. Each director is elected by RWCI, our sole shareholder, to serve until a successor is elected or appointed. Executive officers are appointed annually and serve at the discretion of the Board of Directors.

Name	Position
Edward S. Rogers, O.C.(2)(4)	Director and Chairman
H. Garfield Emerson, Q.C.(1)(2)	Director and Deputy Chairman
Nadir H. Mohamed(2)	Director and President and Chief Executive Officer
Joseph B. Chesham	President, Ontario Region
Jean Laporte	President, Eastern Region
Darryl E. Levy	President, Midwest Region
Arnold J. Stephens	President, Western Canada
Robert F. Berner	Executive Vice President and Chief Technology Officer
Robert W. Bruce	Executive Vice President, Chief Marketing Officer and President, Wireless Data Services
James S. Lovie	Executive Vice President, Sales, Service and Distribution
Bruce Burgetz	Senior Vice President and Chief Information Officer
John R. Gossling	Senior Vice President and Chief Financial Officer
M. Lorraine Daly	Vice President, Treasurer
Alan D. Horn	Vice President
Donna McNicol	Vice President, Human Resources
Graeme H. McPhail	Vice President, Associate General Counsel
David P. Miller	Vice President, General Counsel and Secretary
Lewis M. Chakrin(2)(3)	Director
George A. Fierheller(1)	Director and Honourary Chairman
Albert Gnat, Q.C(5)	Director
James C. Grant(1)	Director
Thomas I. Hull(2)	Director
Kent Mathy(3)	Director
Pierre L. Morrissette(1)	Director
The Hon. David R. Peterson, P.C., Q.C.(1)	Director
Jordan M. Roderick(2)(3)	Director
Edward Rogers(2)(4)	Director
Loretta A. Rogers(4)	Director
J. Christopher C. Wansbrough(1)(2)	Director

(1)	Member of the Audit Committee.

(2)	Member of the Executive Committee.

(3)	In 1999, RWCI, RCI and JVII entered into a number of agreements, including a shareholders’ agreement which provides for, among other things, the grant by RCI of certain governance rights in favor of JVII with respect to RWCI so long as JVII holds at least 20% of the equity shares of RWCI, including the ability to nominate four directors to RWCI’s board of directors. Messrs. Chakrin, Mathy and Roderick serve as our directors pursuant to the shareholders’ agreement.

(4)	Loretta A. Rogers is the wife of Edward S. Rogers, O.C. Edward Rogers is the son of Edward S. Rogers, O.C. and Loretta A. Rogers.

(5)	Mr. Gnat died on April 15, 2004.

     Edward S. Rogers, O.C., 70, resident of Toronto, Ontario and has been Chairman of the Corporation since May, 1991. Mr. Rogers is also President and Chief Executive Officer of Rogers Communications Inc. He also serves as a director of Rogers Communications Inc., Rogers Cable Inc., Rogers Media Inc., Rogers Telecommunications Limited, Cable Television Laboratories, Inc. and the Canadian Cable Television Association. Mr. Rogers holds a B.A., University of Toronto, LL.B., Osgoode Hall Law School, and was called to the Bar of Ontario in 1962. Mr. Rogers was appointed an Officer of the Order of Canada in 1990 and inducted into the Canadian Business Hall of Fame in 1994. In 2002, Mr. Rogers was inducted into the U.S. Cable Hall of Fame.

     H. Garfield Emerson, Q.C., 63, resident of Toronto, Ontario and has been a director of the Corporation since April, 1992 and Deputy Chairman of the Board since May, 2002. Mr. Emerson is also a director of CAE Inc., Canada Deposit Insurance Corporation, Wittington Investments, Limited, Rogers Communications Inc., Rogers Cable Inc., Rogers Media Inc., Rogers Telecommunications Limited and Sunnybrook & Women’s Health Sciences Centre. Mr. Emerson is the past Chair of the Sunnybrook & Women’s Foundation and past Chair of the Campaign for Victoria University in the University of Toronto. He is a former director of the University of Toronto Asset Management Corporation and member of the Business Board of the University of Toronto. Mr. Emerson joined Fasken Martineau DuMoulin LLP, a national law firm, in August, 2001 as National Chair and a senior partner and leader of the firm’s mergers and acquisitions practice. In 1990, Mr. Emerson established NM Rothschild & Sons Canada Limited, an investment banking firm affiliated with the Rothschild international investment and merchant bank and, from 1990 to 2001, served as its President and Chief Executive Officer. Prior to this, Mr. Emerson practiced law as a senior partner with Davies, Ward & Beck Toronto, from 1970 to 1990. Mr. Emerson holds an Honours B.A. (History) and LL.B., University of Toronto, was called to the Bar of Ontario in 1968 and appointed Queen’s Counsel in 1980.

     Nadir H. Mohamed, 48, resident of Toronto, Ontario, and has been a director of the Corporation since June, 2001. Mr. Mohamed is President and Chief Executive Officer of the Corporation. Prior to joining the Corporation, Mr. Mohamed served as Senior Vice-President, Marketing and Sales, Telus Communications Inc., held several senior financial, strategic business development and operational management positions at both BC Tel and BC Tel Mobility and served as President and Chief Operating Officer, BC Tel Mobility. Mr. Mohamed is a director of Sierra Wireless, Inc. and Cinram International Inc. Mr. Mohamed holds an undergraduate degree from the University of British Columbia and received his C.A. designation in 1980.

     Joseph B. Chesham, a resident of Newmarket, Ontario, was appointed our President, Ontario Region in March 2003. Prior to his appointment, Mr. Chesham served as Vice President, National Corporate Sales from December 2002 to March 2003 and Vice President, Sales and Distribution for the Ontario Region from September 2001 to December 2002.

     Jean Laporte, a resident of Montreal, Quebec, was appointed our President, Eastern Region in 2002. Prior to his appointment, Mr. Laporte served as a senior officer of Microcell, most recently as National Vice President, Sales, Fido Stores from 2001 to 2002 and as Vice President and General Manager, Eastern Canada from 1997 to 2001.

     Darryl E. Levy, a resident of Winnipeg, Manitoba, was appointed our President, Midwest Region in August 2000. From 1994 to 2000, Mr. Levy served as General Manager, Midwest Region.

     Arnold J. Stephens, a resident of Calgary, Alberta, was appointed our President, Western Canada in September 2000. Prior to his appointment, Mr. Stephens held a series of senior management positions at Telus Mobility from 1989 to 2000, most recently as Acting President of Telus Mobility and Acting Executive Vice President of Telus.

     Robert F. Berner, a resident of Unionville, Ontario, has been our Executive Vice President and Chief Technology Officer since January 2002. He was appointed our Senior Vice President and Chief

Technology Officer in 1997, prior to which Mr. Berner served as Vice President and Chief Technology Officer from 1996 to 1997. Mr. Berner has been associated with us since 1985. Mr. Berner currently serves as a director of Tropian Inc., a privately held company, and is a founding member and director of the board of governors of the 3G Americas Consortium.

     Robert W. Bruce, a resident of Toronto, Ontario, was appointed Executive Vice President, Chief Marketing Officer and President, Wireless Data Services in 2001. Prior to his appointment with us, Mr. Bruce served as Senior Vice President of Marketing for Bell Mobility, prior to which Mr. Bruce held senior operating and marketing positions with Oshawa Foods Limited, Pepsi-Cola Canada Beverages Inc. and Warner Lambert.

     James S. Lovie, a resident of Aurora, Ontario, was appointed Executive Vice President, Sales, Service and Distribution in 2001. Prior to his appointment with us, Mr. Lovie served as President and Chief Operating Officer of Axxent Corporation (a CLEC company), prior to which Mr. Lovie served as President and Chief Executive Officer of cMeRun Corp. (Internet company). From 1998 to 2000, Mr. Lovie served as President and Chief Executive Officer of Bell Distribution Inc. (Bell Canada’s retail distribution company).

     Bruce Burgetz, a resident of Toronto, Ontario, was appointed Senior Vice President and Chief Information Officer in April 2002. Prior to joining us, Mr. Burgetz served as Senior Vice President of Information Technology and Chief Information Officer for Shoppers Drug Mart. Mr. Burgetz was associated with Shoppers Drug Mart from 1992 to 2002.

     John R. Gossling, a resident of Toronto, Ontario, was appointed our Senior Vice President and Chief Financial Officer in July 2000. From 1985 to 2000, Mr. Gossling held various positions with KPMG LLP, most recently as a partner in KPMG’s US Capital Markets Group based in New York City and London, England. Mr. Gossling received his Chartered Accountant designation in 1989.

     M. Lorraine Daly, a resident of Toronto, Ontario, has served as our Vice President, Treasurer since 1991. Ms. Daly has also served as Vice President, Treasurer of RCI since 1989 and has been associated with RCI since 1987.

     Alan D. Horn, a resident of Toronto, Ontario, has served as a Vice President since 1996 and, from October 1999 until May 2003, served as a Director. Mr. Horn has served as Vice President, Finance and Chief Financial Officer of RCI since 1996, prior to which Mr. Horn served as Vice President, Administration of RCI.

     Donna McNicol, a resident of Mississauga, Ontario, was appointed our Vice President, Human Resources in 2002.

     Graeme H. McPhail, a resident of Toronto, Ontario, was appointed as Vice President, Associate General Counsel in 1996. Mr. McPhail has also served as Vice President, Associate General Counsel of RCI since 1996 and has been associated with RCI since 1991.

     David P. Miller, a resident of Toronto, Ontario, has served as Vice President and General Counsel to RCI since 1987 and as our Vice President, General Counsel and Secretary since 1991. Mr. Miller also served as a Director in 2000 and 2001.

     Lewis M. Chakrin, 55, resides in Mendham, New Jersey, and has been our Director and a director of RWCI since October 2001. Mr. Chakrin is Executive Vice President, Corporate Strategy and Business Development, at AT&T Wireless Services, Inc. Mr. Chakrin joined AT&T Corporate Headquarters in 1982 and has served in various capacities.

     George A. Fierheller, 70, resident of Toronto, Ontario, and has been a director of the Corporation since May, 1991. Mr. Fierheller is President, Four Halls Inc. and served with IBM prior to founding Systems Dimensions Limited in 1968. Mr. Fierheller was appointed President and Chief Executive Officer, Premier Cablesystems Limited in 1979, Vice-Chairman of the merged Rogers Cablesystems Inc. in 1980 and Chairman and Chief Executive Officer of Rogers Wireless Mobile Communications Inc. in 1989. Mr. Fierheller is a director of Extendicare Inc., the Sunnybrook & Women’s Hospital Foundation, the Council for Business and the Arts in Canada, the Canadian Institute for Advanced Research and the Greater Toronto Marketing Alliance. Mr. Fierheller holds an Honours Degree (Political Science and Economics), University of Toronto, 1955. Mr. Fierheller was appointed a Member of The Order of Canada in 2000.

     James C. Grant, 67, resident of Oakville, Ontario, and has been a director of the Corporation since April, 1992. Mr. Grant is President, C.G. James & Associates. Previously, Mr. Grant held senior positions with the Royal Bank of Canada, including Deputy Head of the Retail Division responsible for Strategic Planning and Executive Vice-President, Systems and Technology. Mr. Grant serves as a director of AgoraeGlobal, U.S.A. and Secure Electrans Limited (U.K.). Mr. Grant represented Canada in a number of international associations including the Business Industry Advisory Committee to the O.E.C.D., the International Chamber of Commerce on Information Systems and the Telecommunications and Computer Services Sectoral Advisory group on International Trade, Government of Canada (NAFTA). Mr. Grant holds a B.Eng., Technical University of Nova Scotia.

     Thomas I. Hull, 72, resident of Toronto, Ontario and has been a director of the Corporation since May, 1991. Mr. Hull is Chairman and Chief Executive Officer of The Hull Group of Companies. Mr. Hull is also a director of Rogers Communications Inc., Rogers Media Inc. and Rogers Telecommunications Limited Mr. Hull is a graduate of Upper Canada College and the Insurance Co. of North America College of Insurance and Risk Management. Mr. Hull is a life member of the Canadian Association of Insurance and Financial Advisors and past president of the Life Underwriters’ Association of Toronto.

     Kent J. Mathy, 44, resident of Kenilworth, Illinois, and has been a director of the Corporation since October, 2003. Mr. Mathy is Executive Vice-President, Business Market Groups, AT&T Wireless Services, Inc. Previously Mr. Mathy served as Chairman, President and Chief Executive Officer, Celox Networks. Prior to joining Celox, Mr. Mathy served with AT&T, holding numerous management positions nationwide over a period of 18 years. Mr. Mathy holds a Bachelor of Business Administration, Marketing, University of Wisconsin-Oshkosh, 1981, and attended the University of Michigan, Executive Programme, 1993.

     Pierre L. Morrissette, 57, resident of Oakville, Ontario and has been a director of the Corporation since May, 1991. Mr. Morrissette serves as Chairman, President and Chief Executive Officer of Pelmorex Inc. Mr. Morrissette previously served as President and Chief Executive Officer, Canadian Satellite Communications Inc., Chairman and Chief Executive Officer, CI Cable Systems, Senior Vice-President and Chief Financial Officer, Telemedia Communications Inc., President, Gasbeau Investments and President, Telemedia Enterprises. Mr. Morrissette serves on the Advisory Boards of The Richard Ivey School of Business and Meteorological Services of Canada, Environment Canada. Mr. Morrissette holds a B.A. (Economics), Loyola of Montreal, and an M.B.A., University of Western Ontario.

     The Hon. David R. Peterson, P.C., Q.C., 60, resident of Toronto, Ontario and has been a director of the Corporation since May, 1991. Mr. Peterson is a senior partner and Chairman of Cassels Brock & Blackwell LLP and Chairman of Cassels Pouliot Noriega, an international affiliation of Toronto, Montreal and Mexico City law firms. Mr. Peterson was elected as a Member of the Ontario Legislature in 1975 and became the Leader of the Ontario Liberal party in 1982. He served as Premier of Ontario between 1985 and 1990. Mr. Peterson is also a director of a number of boards that includes Ivanhoe Cambridge Shopping Centres Limited, Industrielle Alliance Assurance Company and National Life Assurance Company of Canada, Rogers Communications Inc. and BNP Paribas. Mr. Peterson holds a B.A. and LL.B., University of Toronto, was called to the Bar of Ontario in 1969, appointed Queen’s Counsel in 1980, and summoned by Her Majesty to the Privy Council in 1992.

     Jordan Roderick, 46, resident of Redmond, Washington and has been a director of the Corporation since April, 2000. Mr. Roderick is President, International, AT&T Wireless Services, Inc. Prior to his current position, Mr. Roderick was Executive Vice-President Wireless Technology and Products and served in a variety of roles with LIN, McCaw Cellular and AT&T Wireless Services, Inc., including Executive Vice-President, Cellular One in New York and Vice-President, Products Development, AT&T Wireless Services, Inc. Mr. Roderick serves as a director of Rogers Wireless Inc. and PrairieComm, Inc. Mr. Roderick holds a B.A. and M.B.A. from Dartmouth College.

     Edward Rogers, 34, a resident of Toronto, Ontario, has served as our Director and a director of RWCI since 1999. Mr. Rogers also serves as a director of RCI, Rogers Media Inc. and Futureway Communications Inc. Mr. Rogers is President and Chief Executive Officer of Rogers Cable Inc. Previously, Mr. Rogers was Senior Vice President, Planning of RCI and, from 1998 to 2000, served as Vice President, General Manager, Greater Toronto Area, Rogers Cable Inc. From 1996 to 1998, Mr. Rogers served as our Vice President and General Manager of Paging, Data and Emerging Technologies.

     Loretta A. Rogers, 65, resident of Toronto, Ontario. Mrs. Rogers serves as a director of Rogers Communications Inc., Rogers Media Inc., Rogers Telecommunications Limited and Sheena’s Place. Mrs. Rogers holds a B.A., University of Miami, and an honourary Doctorate of Laws, University of Western Ontario.

     J. Christopher C. Wansbrough, 71, resident of Toronto, Ontario. Mr. Wansbrough is Chairman, Rogers Telecommunications Limited and has held that position since December, 1997. Mr. Wansbrough serves as a director of Rogers Communications Inc., Rogers Cable Inc., Rogers Media Inc. and United Corporations Ltd. Mr. Wansbrough has also served as President of National Trust Company and Chairman of the Board of Omers Realty Corporation. Other affiliations include Chairman of the Board of the R.S. McLaughlin Foundation and the Independent Order of Foresters. Mr. Wansbrough holds a B.A., University of Toronto, and is a Chartered Financial Analyst.

Our Board of Directors was comprised of 15 directors at December 31, 2003. Each director is elected by RWCI, our sole shareholder, to serve until a successor director is elected or appointed. Executive officers are appointed annually and serve at the discretion of the Board of Directors.

Our Board of Directors has established an Executive Committee and an Audit Committee. The Executive Committee consists of seven directors who are appointed annually by our Board of Directors. A majority of the members of the Executive Committee must be Canadian residents. The Executive Committee may exercise all powers of the Board of Directors in connection with the management and direction of our business and affairs between meetings of our Board of Directors. The exercise of these powers is subject to restrictions under applicable laws.

The Audit Committee consists of six directors. The Audit Committee is responsible for the engagement of our independent auditors and reviews with them the scope and timing of their audit services and any other services they are asked to perform, their report on our accounts following the completion of the audit and our policies and procedures with respect to internal accounting and financial controls noted in the context of their audit.

Our Board of Directors may establish other committees from time to time to assist in the discharge of its responsibilities.

We are a wholly-owned subsidiary of RWCI, our executive compensation program is administered on behalf of us by the RWCI Management Compensation Committee, comprised of six members of the Board of Directors of RWCI, none of whom are members or RWCI’s or our management and all of whom are directors of us. The RWCI Management Compensation Committee reviews and approves executive compensation policies and the compensation paid to Wireless’ Chief Executive Officer and our other officers. The RWCI Management Compensation Committee also reviews the design and competitiveness of our compensation and benefit programs generally. The RWCI Management Compensation Committee met four times in 2003.

Compensation of Directors and Executive Officers

The following table shows the aggregate amount of cash compensation we paid to our directors and executive officers as a group for services in all capacities provided to us and our subsidiaries for the year ended December 31, 2003.

	Directors’ Fees(1)(2)	Salaries & Bonuses	Total
Executive Officers (including one director)	$—	$8,931,840	$8,931,840
Directors (not employees)	76,500	—	76,500

Total	$76,500	$8,931,840	$9,008,340

(1)	In 2003, directors were compensated for their services with an annual retainer of $15,000 and with meeting fees of $1,000 per meeting attended. The meeting fees are increased to $1,250 per meeting attended for directors traveling more than 100 km but less than 1,000 km to the meeting and $2,000 per meeting for directors traveling more than 1,000 km to the meeting. A director who acts as chairman of a committee of our Board of Directors is paid an additional annual retainer of $5,000 and receives committee meeting fees of $1,500 per committee meeting attended. Directors’ fees are not paid to directors who are also our employees or executive officers of RWCI. Directors who are also directors of RCI are paid only $1,000 per meeting attended. All directors are entitled, after ten years of service, to a retiring allowance on retirement from our Board of Directors in an amount equal to $20,000 plus $2,000 per year of service as a director. From time to time, directors are granted options to participate in the stock option plans of RWCI.

To encourage the directors to align their interests with shareholders, we implemented a Directors’ Deferred Share Unit Plan (“DDSU Plan”). Under the DDSU Plan, non-employee directors may receive all or a percentage of their total directors’ fees in the form of Directors’ Deferred Share Units (“DDSUs”), each of which has a value equal to the market value of a Class B Restricted Voting Share of RWCI at the commencement of the relevant fiscal quarter. A DDSU is a bookkeeping entry credited to the account of an individual director, which cannot be converted to cash until the director ceases to be a member of the Board of Directors of RWCI and its subsidiaries. The value of a DDSU, when converted to cash, will be equivalent to the market value of a Class B Restricted Voting Share of RWCI at the time the conversion takes place. DDSUs will attract dividends in the form of additional DDSUs at the same rate as dividends on Class B Restricted Voting Shares of RWCI.

In October 2002, our Board of Directors passed a resolution requiring each non-employee director to acquire direct or indirect beneficial ownership of 4,000 of any combination of RWCI’s Class A Multiple Voting Shares, RWCI’s Class B Restricted Voting Shares and DDSUs during the term of his or her service as a director of our Board.

From time to time, the directors are granted options to participate in our stock option plans. Non-employee directors may receive all or a percentage of such stock options in the form of DDSUs.

(2)	The services of Edward S. Rogers, O.C., H. Garfield Emerson, Q.C., Alan D. Horn, David P. Miller, M. Lorraine Daly, Graeme H. McPhail and Edward Rogers, in their capacities as directors and officers, are not paid for by us. Their services are provided pursuant to the management services agreement among RCI, RWCI and us.

We or one of our affiliates provided all of our executive officers with the use of a car or a car allowance and related expenses for the year ended December 31, 2003. We or one of our affiliates also provided club memberships for a number of executive officers for the year ended December 31, 2003.

Executive Compensation

The following table sets forth all compensation earned during the last three fiscal years by the Chief Executive Officer and our four most highly compensated executive officers, other than the Chief Executive Officer, who served as executive officers at the end of 2003. We refer to these executive officers as the “Named Executive Officers”.

Summary Compensation Table

					Long Term Compensation Awards
		Annual Compensation			Securities Under
				Other Annual	Options/SARs	All Other
		Salary	Bonus	Compensation	Granted	Compensation
Name and Principal Position	Year	($)	($)	($)(1)	(#)(2)	($)(3)
N.H. Mohamed(4)	2003	624,000	1,192,614	13,008	99,800	2,041
President and	2002	600,000	683,200	11,175	—	2,041
Chief Executive Officer	2001	522,000	328,100	27,479	500,000	1,531
R.W. Bruce(5)	2003	367,500	551,506	6,768	58,800	1,191
Executive Vice President,	2002	350,000	558,900	8,493	—	1,191
Chief Marketing Officer and	2001	94,231	200,000	—	100,000	397
President, Wireless Data Services
F. Fox(6)	2003	370,800	397,646	5,656	59,300	1,225
President, Strategic	2002	360,000	256,600	5,468	—	1,225
Relations	2001	360,000	102,600	11,486	25,700	1,225
D.E. Levy(7)	2003	257,500	623,013	5,255	30,900	877
President, Midwest Region	2002	250,000	206,875	5,501	—	851
	2001	250,000	317,951	10,922	17,900	851
J.S. Lovie(8)	2003	350,000	406,196	—	56,000	1,134
Executive Vice President,	2002	300,000	266,200	—	—	1,020
Sales, Service and Distribution	2001	126,923	51,938	—	100,000	510

(1)	The value of perquisites and benefits for each Named Executive Officer does not exceed the lesser of $50,000 and 10% of the total of the annual salary and bonus and is not reported herein. The amounts quoted in this column represent the taxable benefits on interest free loans.

(2)	The stock options granted to Messrs. Mohamed, Bruce and Lovie in 2001 are for Class B Non-Voting Shares of RCI. Options granted in 2003 for each Named Executive Officer are for Class B Restricted Voting Shares of RWCI. We have not granted any Stock Appreciation Rights (SARs).

(3)	The amounts quoted in this column represent premiums paid by us for group term life insurance for each officer.

(4)	Mr. Mohamed joined us on August 14, 2000 and was appointed our President and Chief Executive Officer on July 1, 2001. The bonus paid to Mr. Mohamed in 2003 includes a special bonus in furtherance of our retention arrangements.

(5)	Mr. Bruce joined us on September 17, 2001. The bonuses paid to Mr. Bruce in 2002 and 2003 include the forgiveness of certain indebtedness in furtherance of our retention arrangements.

(6)	Mr. Fox resigned on December 31, 2003.

(7)	The bonus paid to Mr. Levy in 2003 includes a special bonus in furtherance of our retention arrangements.

(8)	Mr. Lovie joined us on July 23, 2001.

Our executive officers are eligible for annual cash bonuses. Annual bonus awards are based on attainment of specified performance levels, principally related to our achievement of targeted operating profit levels and other financial and operating measures. Specific additional bonus opportunities for exceptional individual or business unit success may also be provided. Bonus criteria are set by the Management Compensation Committee of the board of directors of RWCI at the beginning of the fiscal year.

Stock Options and SAR Grants

The following table sets forth individual grants of stock options by RWCI during the last financial year to the Named Executive Officers.

Option/ SAR(1) Grants during the Year Ended December 31, 2003

				Market Value
		% of Total		of Securities
		Options/SARs		Underlying
	Securities	Granted to		Options/SARs
	Under	Employees in	Exercise or	on the Date
	Options/SARs	Financial	Base Price	of Grant
Name	Granted(#)(2)	Year	($/Security)	($/Security)	Expiration Date
N.H. Mohamed	61,100	9.09%	$16.88	$16.88	April 22, 2013
	38,700	8.81%	$25.96	$25.96	November 12, 2013
R.W. Bruce	36,000	5.36%	$16.88	$16.88	April 22, 2013
	22,800	5.19%	$25.96	$25.96	November 12, 2013
F. Fox	36,300	5.40%	$16.88	$16.88	April 22, 2013
	23,000	5.24%	$25.96	$25.96	November 12, 2013
D.E. Levy	18,900	2.81%	$16.88	$16.88	April 22, 2013
	12,000	2.73%	$25.96	$25.96	November 12, 2013
J.S. Lovie	34,300	5.10%	$16.88	$16.88	April 22, 2013
	21,700	4.94%	$25.96	$25.96	November 12, 2013

(1)	We did not grant any stock appreciation rights (SARs) to the Named Executive Officers during 2003.

(2)	Two stock option grants were issued during 2003.

The following table sets forth each exercise of options during the last financial year by the Named Executive Officers.

Aggregate Option/ SAR Exercises during the Year Ended December 31, 2003 and Financial Year-End Option/ SAR Values

					Value of
			Unexercised		Unexercised in-the-
			Options/SARs at		Money
	Securities		December 31, 2003		Options/SARs at
	Acquired on	Aggregate Value	Exercisable/		December 31,
Name	Exercise(#)	Realized($)	Unexercisable(#)		2003(1)
N.H. Mohamed	—	—	350,000/99,800	(2)	—/738,420
			200,000/300,000	(3)	—/—
R.W. Bruce	—	—	—/58,800	(2)	—/435,072
			50,000/50,000	(3)	69,500/69,500
F. Fox	14,000	130,410	79,425/78,575	(3)	551,241/557,836
D.E. Levy	—	—	60,494/52,350	(2)	417,655/368,091
J.S. Lovie	—	—	—/56,000	(2)	—/414,484
			50,000/50,000	(3)	69,500/69,500

(1)	The closing price of Class B Non-Voting shares of RCI on the Toronto Stock Exchange on December 31, 2003, was $21.34. The closing price of Class B Restricted Voting Shares of RWCI on the Toronto Stock Exchange on December 31, 2003 was $27.80.

(2)	Options for Class B Restricted Voting Shares of RWCI were issued to Messrs. Mohamed, Bruce, Fox, Levy and Lovie from 1994 to 2003 at prices ranging from $15.61 to $51.53 per share.

(3)	Options for Class B Non-Voting Shares of RCI were issued to Mr. Mohamed in 2001 at a price of $22.80 per share. Options for Class B Non-Voting Shares of RCI were issued to Messrs. Bruce and Lovie in 2001 at a price of $19.95 per share.

Pension Plans

Our employees participate in the RCI pension plans. We record our participation in the RCI pension plans as if we had a defined contribution plan. For the year ended December 31, 2003, we made contributions to the plans of $3.6 million, resulting in pension expense of the same amount. The RCI pension plans cover participants across the Rogers group of companies. The value of the accrued pension benefit obligations and the net assets in the RCI pension plans available to provide for these benefits, at market, were $368.2 million and $336.1 million, at the measurement date of September 30, 2003.

The Named Executive Officers are members of a defined benefit plan which credits annual pension, payable at age 65, of 2% of career average earnings for each year of credited service, except that earnings for years before 1997 are replaced by 1997 earnings. The pension benefits for all officers other than Messrs. Mohamed and Fox are limited to maximum amounts of $1,722.22 per year of service prior to January 1, 2004 and $1,833.33 per year of service after December 31, 2003, multiplied by years of credited service. Remuneration for pension purposes is defined as the total of salary and commissions not including overtime, bonuses or other special payments. Mr. Mohamed has a supplemental retirement plan that provides for a pension based on 2% of his average salary and bonus during the 36 consecutive months in which his earnings are highest. Mr. Mohamed’s plan provides that the RCI pension plan will be supplemented to match the terms and conditions of his previous employer’s pension plans. The pensions are payable monthly for the lifetime of the Named Executive Officers and a minimum of 60 monthly payments are guaranteed. The expected years of service to normal retirement date and the estimated annual pension at retirement are:

	Projected		Estimated
	Service		Benefit
N.H. Mohamed	21	years	$429,500
R.W. Bruce(1)	0.25	years	$400
F. Fox	11	years	$81,700
D.E. Levy	33	years	$59,200
J.S. Lovie	16	years	$28,500

(1)	Mr. Bruce elected to cease participating in the RCI pension plan effective December 24, 2002.

Employment Contracts

Mr. Mohamed’s contract provides that if his employment is terminated by us, other than for cause, he will be entitled to a lump sum equal to 24 months of his base salary and bonus and continued participation in RCI’s pension and benefits programs (except disability coverage). Mr. Mohamed is prohibited from competing with us for 12 months after the date of his termination. Stock options of us and RCI which, in accordance with their terms, would have become exercisable by Mr. Mohamed during the 24 months following termination of employment shall immediately become exercisable and, together with those stock options which have already become exercisable in accordance with their terms, shall remain exercisable for a period of 10 years from the date of grant in the case of the former and from the date of vesting in the latter case. If there is an ultimate change of control of us, Mr. Mohamed may elect to resign and would be entitled to the same compensation, pension and benefits as if his employment had been terminated by us.

Mr. Bruce’s contract provides that if his employment is terminated by us, other than for cause, he will be paid a lump sum equal to 24 months of his base salary and bonus and his benefits (except disability benefits) will continue for 24 months. He will also be entitled to exercise certain stock options during the 24 month period following termination of employment. Mr. Bruce is prohibited from working for any wireless service provider in Canada during this 24 month period. If there is an ultimate change of control of us, Mr. Bruce may elect to resign and would be entitled to the same compensation and benefits as if his employment had been terminated by us.

Mr. Levy’s contract provides that upon termination of his employment by us (other than for cause) his salary and benefits (other than disability coverage) will continue for a period of up to 12 months. Mr. Levy is prohibited from competing with us during the 12 month period.

Mr. Lovie’s contract provides that upon termination of his employment by us, other than for cause, his salary would continue for up to 12 months. Mr. Lovie is prohibited from competing with us during the 12 month period.

COMPOSITION OF THE COMPENSATION COMMITTEE

During the year ended December 31, 2003, the Compensation Committee of RWCI carried out the duties of the Compensation Committee. The Committee consisted of George A. Fierheller (Chairman), H. Garfield Emerson, Q.C., Albert Gnat, Q.C., Thomas I. Hull and Jordan M. Roderick. Mr. Emerson is Deputy Chairman of Wireless and RWCI.

Report on Executive Compensation by the Compensation Committee

As a wholly owned subsidiary of RWCI, our executive compensation program is administered on our behalf by the RWCI Compensation Committee, comprised of six members of the Board of Directors of RWCI, none of whom are members of our management. The Compensation Committee reviews and approves our executive compensation policies and the compensation paid to the Chief Executive Officer and our other officers. The Compensation Committee also reviews the design and competitiveness of our compensation and benefit programs generally. The Compensation Committee met four times in 2003.

Compensation Philosophy

Our executive compensation program is designed to provide incentives for the enhancement of shareholder value, the successful implementation of our business plans and improvement in corporate and personal performance. The program is based on a pay-for-performance philosophy and consists of several components: base salary, annual incentive (bonus) paid in cash, equity based long-term incentive and other employee benefits including the provision, in the past, of loans to employees.

     Our overall objectives are:

•	to attract and retain qualified executives critical to our success,

•	to provide fair and competitive compensation,

•	to integrate compensation with our business plans,

•	to align the interests of management with those of shareholders, and

•	to reward both business and individual performance.

The Compensation Committee annually reviews with the Chief Executive Officer the compensation packages and the performances of all our senior executives and the senior executives of our principal business units. The Compensation Committee recommends to the Board for approval the salary levels, bonus potential and entitlement and participation in equity based long-term incentives of all senior executives.

Base Salary

An executive’s base salary is determined by an assessment of his or her sustained performance and consideration of competitive compensation levels for the markets in which we operates.

Annual Incentives

Our executive officers are eligible for annual cash bonuses. Annual bonus awards are based on attainment of specified performance levels, principally related to our achievement of targeted operating income levels and specific individual and corporate objectives identified at the beginning of the fiscal year. This establishes a direct link between executive compensation and our operating performance. Specific additional bonus opportunities for exceptional individual or business unit success are also provided and are set by the Compensation Committee at the beginning of the fiscal year. Targeted operating income levels for us overall and each operating division for each fiscal year are based on the budgeted operating income, approved by the Board at the beginning of that financial year.

An individual executive’s annual incentive opportunity is established at the beginning of a financial year. Actual bonuses are determined principally by applying a formula based on our performance or division performance to each individual’s bonus opportunity. Applying this formula results in payments at the targeted opportunity level when budgeted operating income is achieved, payments below the targeted level when operating income is below budget and payments above the targeted level when operating income is over budget.

Special bonuses may be paid in furtherance of retention arrangements for key employees.

Long-Term Incentives

We provide a stock option plan to key employees and officers. In prior years we, in conjunction with RCI, we have provided a management share purchase plan to permit senior executives to acquire preferred shares convertible into Class B Non-Voting Shares of RCI. Certain officers participated in the RCI Stock Option Plan.

An important objective of these plans is to encourage executives to acquire a meaningful direct or indirect ownership interest in us over a period of time and as a result focus executives’ attention on the long-term interests of us and our shareholders.

Chief Executive Officer’s Compensation

Mr. Mohameds’ compensation arrangements were substantially settled prior to his commencement of employment with us. The terms of the arrangements were established having regard to the prevailing competitive market situation. The terms of Mr. Mohameds’ salary and target bonus were increased on his promotion to the position of Chief Executive Officer.

Mr. Mohameds’ annual incentive was based on our performance against our budgeted operating income level and specific individual and corporate objectives identified at the beginning of the fiscal year.

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

As of December 31, 2003, the aggregate indebtedness owed to us by present or former directors, officers and employees in connection with the purchase of securities of RCI and RWCI totaled $130,000.

The following table sets forth the details of certain loans made by or outstanding to us during the year ended December 31, 2003 to our present or former directors, executive officers and senior officers in connection with the purchase of securities of RCI pursuant to the management share purchase plans of RCI.

Table of Indebtedness of Directors, Executive Officers
and Senior Officers under Securities Purchase Programs

Financially Assisted
		Largest Amount		Securities Purchases
		Outstanding During the		During the Financial Year
Name and Principal	Our	Financial Year Ended	Amount Outstanding at	Ended	Security for
Position	Involvement	December 31, 2003	December 31, 2003	December 31, 2003	Indebtedness
R.F. Berner	Loan from RWI (1)	$28,112	$19,682	—	Convertible Preferred Shares
Executive Vice President and
Chief Technology Officer

(1)	The above loan is non-interest bearing. The loan is repayable over 10 years with mandatory repayments of 5% on the first to sixth anniversaries of the loan, 10% on the seventh and eighth anniversaries, 15% on the ninth anniversary and 35% on the tenth anniversary. At any time the borrower may prepay an amount equal to 10% of the principal amount of each complete year the loan has been outstanding, less any mandatory repayments.

As of December 31, 2003, the aggregate indebtedness owed to us by present or former officers, directors and employees that were not entered into in connection with the purchase of securities of RCI was $1,427,000.

The following table sets forth the particulars of certain loans made by or outstanding to us that was not provided in connection with a purchase of securities of RCI during the year ended December 31, 2003 to our present or former directors, executive officers and senior officers.

Table of Indebtedness of Directors, Executive Officers
and Senior Officers other than under Securities Purchase Programs

		Largest Amount
		Outstanding During the
	Our	Financial Year Ended	Amount Outstanding
Name and Principal Position	Involvement	December 31, 2003	as at December 31, 2003
R.W. Bruce	Loan from RWI(1)	$250,000	$125,000
Executive Vice President,
Chief Marketing Officer and President, Wireless Data Services

(1)	The loan to Mr. Bruce is non-interest bearing, secured by a pledge of the assets in an investment account, was advanced in March 2002, was forgivable as to $250,000 on September 1, 2002, and as to $125,000 on subsequent anniversary dates, and is due September 1, 2004.

Employees

For the years ended December 31, 2003, 2002 and 2001, we ended the year with approximately 2,360, 2,320 and 2,050 full-time equivalent employees, respectively.

ITEM 7 – MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Ownership Structure

The following organization chart illustrates our ownership structure and indicates the jurisdiction of incorporation of each entity shown as at December 31, 2003. RWCI is a holding company, and its operations are conducted principally through us. As indicated, RWCI is a corporation controlled by Rogers Communications Inc.

(1)	Undiluted. The ownership interest held by AWE is held indirectly. Voting power for RCI, AWE and the public shareholders at December 31, 2003 was approximately 67.4%, 31.1% and 1.5%, respectively.

Principal Holders of Shares of the Corporation

To the knowledge of the Directors and officers of the Corporation, the only persons or corporations beneficially owning, directly or indirectly, or exercising control or direction over more than 10% of the outstanding voting shares of the Corporation are: (i) RCI, a corporation controlled by Edward S. Rogers, O.C., and certain corporations owned or controlled directly or indirectly by him and trusts for the benefit of Mr. Rogers and his family; and (ii) JVII General Partnership, a general partnership, all of the interests of which are owned, directly or indirectly, by AT&T Wireless Services, Inc. (“AWS”). RCI, directly and indirectly, beneficially owns or controls, as of April 19, 2004, 62,820,371 Class A Multiple Voting Shares of the RWCI, representing 69.4% of the issued and outstanding Class A Multiple Voting Shares and 16,317,644 Class B Restricted Voting Shares, representing 31.4% of the issued and outstanding Class B Restricted Voting Shares, which together represent 67.4% of the total votes attached to all voting shares of the RWCI currently issued and outstanding. JVII General Partnership beneficially owns or controls, as of April 19, 2004, 27,647,888 Class A Multiple Voting Shares of the RWCI, representing 30.6% of the issued and outstanding Class A Multiple Voting Shares and 20,946,284 Class B Restricted Voting Shares, representing 40.3% of the issued and outstanding Class B Restricted Voting Shares, which together represent 31.1% of the total votes attached to all voting shares of the RWCI currently issued and outstanding.

Related Party Transactions

This section is incorporated by reference to “Intercompany and Related Party Transactions”, section contained on pages 28-35 of our Management’s Discussion and Analysis for the year ended December 31, 2003.

ITEM 8 – FINANCIAL INFORMATION

Consolidated Financial Statements

Refer to Item 18.

Litigation

There exist certain claims and potential claims against us none of which is expected to have a material adverse effect on our consolidated financial position of our.

Significant Changes

Refer to Item 4 — Information on the Company – A History and Development of the Company – Recent Developments.

ITEM 9 – LISTING DETAILS

Our common shares are wholly-owned by RWCI and are not listed on any securities exchange. In addition, our public debt securities are not listed on any securities exchange.

ITEM 10 –ADDITIONAL INFORMATION

Memorandum and Articles of Association

This section is incorporated by reference to Registration Statement No. 333-13504 filed previously with the SEC.

Material Contracts

This section is incorporated by reference to “Commitments and Contractual Obligations”, section contained on page 35 and section – “Intercompany and Related Party Transactions” on pages 28-35 of our Management’s Discussion and Analysis for the year ended December 31, 2003.

Exchange Controls

Canada has no system of exchange controls. There are no exchange restrictions on borrowing from foreign countries nor on the remittance of dividends, interest, royalties and similar payments, management fees, loan repayments, settlements of trade debts or the repatriation of capital.

The Investment Canada Act, Canada’s general foreign investment screening legislation, imposes notification and review obligations on non-Canadians who acquire control of an existing Canadian business. Depending on the nature and size of the intended transaction, a non-Canadian may be required to either notify the statutory agency established under the Investment Canada Act or obtain approval from the applicable Minister charged with administering the legislation. The statutory gross asset thresholds for Ministerial review of direct and indirect acquisitions of control of an existing Canadian business are Cdn$5 million and Cdn$50 million, depending upon the nature of the transaction. The gross asset threshold for Ministerial review of direct acquisition of control of Canadian businesses by a World Trade Organization

Investor was Cdn$223 million for the year 2003. Indirect acquisitions by a World Trade Organization Investor are generally no longer reviewable. However, the non-review provisions and the higher threshold for direct acquisitions of a Canadian business by a World Trade Organization Investor do not apply if the acquired business is involved in certain specified industries such as uranium production, financial services, transportation services and cultural businesses (including book, video and film production and distribution, radio, television and cable television undertakings, satellite programming and broadcast network services). Moreover, even if the acquisition falls below the threshold, if it is in respect of a business activity that is related to Canada’s cultural heritage or national identity, it may be reviewed by the Minister whatever the size of the business. A non-Canadian may be ordered to divest itself of any investment completed without prior approval if the transaction implementing the investment was reviewable under the Investment Canada Act and, on review, the Minister is not satisfied that such investment is likely to be of net benefit to Canada. Under the Investment Canada Act, factors relevant to the determination of net benefit to Canada include the effect of the acquisition on employment, resource processing, sourcing, participation by Canadians in the business to be acquired, productivity, industrial efficiency, competition and the compatibility of the acquisition with national industrial economic policies.

For other limitations, refer to “Overview of Government Regulation and Regulatory Developments – Restrictions on Non-Canadian Ownership and Control” section contained on page 16 of our Management’s Discussion and Analysis for the year ended December 31, 2003 and incorporated by reference.

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

The payment by us of interest, principal or premium on the securities to a holder who is a non-resident of Canada and with whom we deal at arm’s length within the meaning of the Tax Act at the time of making the payment will be exempt from Canadian withholding tax. For the purposes of the Tax Act, related persons (as defined therein) are deemed not to deal at arm’s length and it is a question of fact whether persons not related to each other deal at arm’s length.

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

Documents on Display

The descriptions of each contract, agreement or other document filed as an exhibit to this report on Form 20-F are summaries only and do not purport to be complete. Each such description is qualified in its entirety by reference to such exhibit for a more complete description of the matter involved.

We are subject to the informational requirements of the Securities Exchange Act and in accordance therewith we file reports and other information with the SEC. We also filed a registration statement on Form F-4 with the SEC with respect to the exchange of all of our US$750.0 million 6.375% Senior (Secured) Notes due 2014 on February 23, 2004. Filed as exhibits to the registration statement or incorporated therein by reference are complete copies of the material contracts described herein. Such reports, registration statement and other information can be inspected and copied at the public reference facilities maintained by the SEC at its principal offices at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such information may be obtained from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The SEC also maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

ITEM 11 – QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

This section is incorporated by reference to “Liquidity and Capital Resources – Interest Rate and Foreign Exchange Management” section contained on pages 27-28 of our Management’s Discussion and Analysis for the year ended December 31, 2003.

ITEM 12 – DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13 –DEFAULTS, DIVIDENDS ARREARAGES AND DELINQUENCIES

None.

ITEM 14 –MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITIES HOLDERS AND USE OF PROCEEDS

None.

ITEM 15 – DISCLOSURE CONTROLS AND PROCEDURES

As of the end of the period covered by this report (the “Evaluation Date”), we conducted an evaluation (under the supervision and with the participation of our management, including the chief executive officer and chief financial officer), pursuant to Rule 13a-15 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), of the effectiveness of the design and operation of our disclosure controls and procedures. Based on this evaluation, our chief executive officer and chief financial officer concluded that as of the Evaluation Date such disclosure controls and procedures were reasonably designed to ensure that information required to be disclosed by us in reports we files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission.

Since the last evaluation by our management of our internal controls, there have not been any significant changes in the internal controls or in other factors that could significantly affect the internal controls.

ITEM 16A – AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that we have at least one “audit committee financial expert”, (as defined in the instructions for Item 16A of Form 20-F), serving on our Audit Committee. The audit committee financial expert is the Chairman of the Audit Committee, Pierre Morrisette.

ITEM 16B – CODE OF ETHICS

We have adopted a code of ethics that applies to all directors and officers and can be found on the Rogers website under the Corporate Governance — Rogers Communications Inc. section at www.rogers.com. A copy of the code of ethics also will be provided upon request to One Mount Pleasant Road, 16th Floor, Toronto, Ontario, M4Y 2Y5.

ITEM 16C – PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table presents fees for professional services rendered by KPMG LLP to us for the audit of our annual financial statements for 2003 and 2002, and fees billed for other services rendered by KPMG LLP.

	2003	2002
	($)	($)
Audit fees	520,500	423,000
Audit-related fees (1)	38,956	10,500
Tax fees (2)	73,680	46,810
All other fees (3)	30,000	64,300

Total	663,136	544,610

(1)	Audit-related fees consist principally of regulatory audits and other specified procedures audits.

(2)	Tax fees consist of fees for tax consultation and compliance services.

(3)	All other fees consist principally of fees for services related to French translation.

Our policy regarding pre-approval of all audit, audit-related and non-audit services is based upon compliance with the Sarbanes-Oxley Act of 2002, and subsequent implementing rules promulgated by the SEC.

The following is the pre-approval process:

1.	Annually we will provide the Audit Committee with a list of the audit-related and non-audit services that may be provided to the Company. The Audit Committee will review the services with the auditor and management considering whether the provision of the service is compatible with maintaining the auditor’s independence.

2.	Management may engage the auditor for specific engagements that are included in the list of pre-approved services referred to above if the estimated fees do not exceed (i) $100,000 per engagement or (ii) $200,000 per quarter in aggregate amount on a consolidated basis for the Company.

3.	The Audit Committee delegates to the Chairman of the Audit Committee the authority to approve requests for services not included in the pre-approved list of services or for services not previously pre-approved by the Audit Committee. Any services approved by the Chairman will be reported to the full Audit Committee at the next meeting.

4.	A review of all audit and non-audit services and fees rendered to the Company and its subsidiaries by KPMG LLP will be reviewed each quarter by the Audit Committee.

PART III

ITEM 17 — FINANCIAL STATEMENTS

Not applicable.

ITEM 18 — FINANCIAL STATEMENTS

This section is incorporated herein by reference to the Consolidated Financial Statements furnished to the SEC under cover of a Form 6-K/A dated March 16, 2004.

ITEM 19 — EXHIBITS

EXHIBIT INDEX

Exhibit
Number		Description
†1.1	—	Certificate of Amalgamation & Articles of Amalgamation of Rogers Wireless Inc.

†1.2	—	By-laws of Rogers Wireless Inc.

2.1	—	Rogers Wireless Inc. agrees to furnish to the Commission on request a copy of any instrument defining the rights of holders of long-term debt of Rogers Wireless Inc. and of any subsidiary for which consolidated or unconsolidated financial statements are required to be filed

††2.2	—	Indenture dated as of February 20, 2004, between Rogers Wireless Inc., as Issuer, and JPMorgan Chase Bank, as Trustee, relating to the 6.375% Senior (Secured) Notes due 2014

††2.3	—	Form of 6.375% Senior (Secured) Note due 2014 (included in Exhibit 2.2)

††2.4	—	Registration Rights Agreement dated as of February 20, 2004, among Rogers Wireless Inc. and Citigroup Global Markets Inc., J.P. Morgan Securities Inc., Morgan Stanley & Co. Incorporated, Scotia Capital (USA) Inc., CIBC World Markets Corp., RBC Capital Markets Corporation, TD Securities (USA) Inc., Harris Nesbitt Corp., SG Cowen Securities Corporation and Tokyo-Mitsubishi International plc, relating to the 6.375% Senior (Secured) Notes due 2014

††2.5	—	Pledge Agreement dated as of February 20, 2004, between Rogers Wireless Inc. and JPMorgan Chase Bank, as Trustee, relating to the 6.375% Senior (Secured) Notes due 2014

††2.6	—	Amended and Restated Deed of Trust dated as of March 15, 1997, between National Trust Company and Rogers Wireless Inc., as amended on March 19, 1997

††2.7	—	United States Dollar Bond issued under the Deed of Trust relating to the 6.375% Senior (Secured) Notes due 2014

*4.1	—	Management Services Agreement dated as of January 1, 1991, and as amended as of December 31, 1991, among Rogers Communications Inc., Rogers Wireless Communications Inc. and Rogers Wireless Inc.

**4.2	—	Form of Business Areas and Transfer Agreement between Rogers Communications Inc. and Rogers Wireless Communications Inc.

**4.3	—	Form of Minority Shareholder Protection Agreement between Rogers Communications Inc. and Rogers Wireless Communications Inc.

**4.4	—	Form of Trust Agreement dated as of July 25, 1991, among Rogers Communications Inc., Rogers Wireless Communications Inc. and National Trust Company, as Trustee

†4.5	—	Shareholders’ Agreement dated as of August 16, 1999, between Rogers Communications Inc., JVII Partnership and Rogers Wireless Communications Inc.

***4.6	—	Amended and Restated Credit Agreement dated as of March 15, 1997, among Rogers Wireless Inc., the lenders named therein and The Bank of Nova Scotia, as Agent, and exhibits thereto

†4.7	—	First Amendment Agreement to the Amended and Restated Credit Agreement dated as of April 12, 2001, between Rogers Wireless Inc., the lenders named therein and The Bank of Nova Scotia, as Agent

†4.8	—	Indenture dated as of May 2, 2001 between Rogers Wireless Inc. and The Chase Manhattan Bank, as Trustee, relating to the 9.625% Senior (Secured) Notes due 2011 of Rogers Wireless Inc.

Exhibit
Number		Description
*4.9	—	Form of Indenture for 10 1/2% Senior Secured Notes due 2006 of Rogers Wireless Inc.

*4.10	—	Form of Indenture for 9 3/8% Senior Secured Debentures due 2008 of Rogers Wireless Inc.

*4.11	—	Form of Indenture for 9 3/4% Senior Secured Debentures due 2016 of Rogers Wireless Inc.

***4.12	—	Senior Secured Note Indenture dated September 30, 1997 among Rogers Wireless Inc., The Chase Manhattan Bank, as U.S. Trustee, and CIBC Mellon Trust Company, as Canadian Trustee

***4.13	—	Senior Subordinated Note Indenture dated September 30, 1997 among Rogers Wireless Inc., The Chase Manhattan Bank, as U.S. Trustee, and CIBC Mellon Trust Company, as Canadian Trustee

†4.14	—	Master Purchase Agreement dated January 1, 1998 between Rogers Wireless Inc. and Ericsson Communications, Inc.

††8.1	—	Subsidiaries of Rogers Wireless Inc.

12.1	—	Certification of Chief Executive Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002

12.2	—	Certification of Chief Financial Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002

12.3	—	Certification pursuant to section 906 of the Sarbanes-Oxley Act of 2002

12.4	—	Schedule of Valuation Account

†	Filed as an exhibit to Registration Statement No. 333-13504 and incorporated by reference thereto

††	Filed as an exhibit to Registration Statement No. 333-113024 and incorporated herein by reference thereto

*	Filed as an exhibit to Registration Statement No. 333-3154 and incorporated herein by reference thereto

**	Filed as an exhibit to Registration Statement No. 33-41233 and incorporated herein by reference thereto

***	Filed as an exhibit to Registration Statement No. 333-7714 and incorporated herein by reference thereto

SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ROGERS WIRELESS INC. (Registrant)
May 18, 2004 (Date)	/s/ M. Lorraine Daly M. Lorraine Daly Vice President, Treasurer
May 18, 2004 (Date)	/s/ John R. Gossling John R. Gossling Senior Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit
Number		Description
†1.1	—	Certificate of Amalgamation & Articles of Amalgamation of Rogers Wireless Inc.

†1.2	—	By-laws of Rogers Wireless Inc.

2.1	—	Rogers Wireless Inc. agrees to furnish to the Commission on request a copy of any instrument defining the rights of holders of long-term debt of Rogers Wireless Inc. and of any subsidiary for which consolidated or unconsolidated financial statements are required to be filed

††2.2	—	Indenture dated as of February 20, 2004, between Rogers Wireless Inc., as Issuer, and JPMorgan Chase Bank, as Trustee, relating to the 6.375% Senior (Secured) Notes due 2014

††2.3	—	Form of 6.375% Senior (Secured) Note due 2014 (included in Exhibit 2.2)

††2.4	—	Registration Rights Agreement dated as of February 20, 2004, among Rogers Wireless Inc. and Citigroup Global Markets Inc., J.P. Morgan Securities Inc., Morgan Stanley & Co. Incorporated, Scotia Capital (USA) Inc., CIBC World Markets Corp., RBC Capital Markets Corporation, TD Securities (USA) Inc., Harris Nesbitt Corp., SG Cowen Securities Corporation and Tokyo-Mitsubishi International plc, relating to the 6.375% Senior (Secured) Notes due 2014

††2.5	—	Pledge Agreement dated as of February 20, 2004, between Rogers Wireless Inc. and JPMorgan Chase Bank, as Trustee, relating to the 6.375% Senior (Secured) Notes due 2014

††2.6	—	Amended and Restated Deed of Trust dated as of March 15, 1997, between National Trust Company and Rogers Wireless Inc., as amended on March 19, 1997

††2.7	—	United States Dollar Bond issued under the Deed of Trust relating to the 6.375% Senior (Secured) Notes due 2014

*4.1	—	Management Services Agreement dated as of January 1, 1991, and as amended as of December 31, 1991, among Rogers Communications Inc., Rogers Wireless Communications Inc. and Rogers Wireless Inc.

**4.2	—	Form of Business Areas and Transfer Agreement between Rogers Communications Inc. and Rogers Wireless Communications Inc.

**4.3	—	Form of Minority Shareholder Protection Agreement between Rogers Communications Inc. and Rogers Wireless Communications Inc.

**4.4	—	Form of Trust Agreement dated as of July 25, 1991, among Rogers Communications Inc., Rogers Wireless Communications Inc. and National Trust Company, as Trustee

†4.5	—	Shareholders’ Agreement dated as of August 16, 1999, between Rogers Communications Inc., JVII Partnership and Rogers Wireless Communications Inc.

***4.6	—	Amended and Restated Credit Agreement dated as of March 15, 1997, among Rogers Wireless Inc., the lenders named therein and The Bank of Nova Scotia, as Agent, and exhibits thereto

†4.7	—	First Amendment Agreement to the Amended and Restated Credit Agreement dated as of April 12, 2001, between Rogers Wireless Inc., the lenders named therein and The Bank of Nova Scotia, as Agent

†4.8	—	Indenture dated as of May 2, 2001 between Rogers Wireless Inc. and The Chase Manhattan Bank, as Trustee, relating to the 9.625% Senior (Secured) Notes due 2011 of Rogers Wireless Inc.

Exhibit
Number		Description
*4.9	—	Form of Indenture for 10 1/2% Senior Secured Notes due 2006 of Rogers Wireless Inc.

*4.10	—	Form of Indenture for 9 3/8% Senior Secured Debentures due 2008 of Rogers Wireless Inc.

*4.11	—	Form of Indenture for 9 3/4% Senior Secured Debentures due 2016 of Rogers Wireless Inc.

***4.12	—	Senior Secured Note Indenture dated September 30, 1997 among Rogers Wireless Inc., The Chase Manhattan Bank, as U.S. Trustee, and CIBC Mellon Trust Company, as Canadian Trustee

***4.13	—	Senior Subordinated Note Indenture dated September 30, 1997 among Rogers Wireless Inc., The Chase Manhattan Bank, as U.S. Trustee, and CIBC Mellon Trust Company, as Canadian Trustee

†4.14	—	Master Purchase Agreement dated January 1, 1998 between Rogers Wireless Inc. and Ericsson Communications, Inc.

††8.1	—	Subsidiaries of Rogers Wireless Inc.

12.1	—	Certification of Chief Executive Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002

12.2	—	Certification of Chief Financial Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002

12.3	—	Certification pursuant to section 906 of the Sarbanes-Oxley Act of 2002

12.4	—	Schedule of Valuation Account

†	Filed as an exhibit to Registration Statement No. 333-13504 and incorporated by reference thereto

††	Filed as an exhibit to Registration Statement No. 333-113024 and incorporated herein by reference thereto

*	Filed as an exhibit to Registration Statement No. 333-3154 and incorporated herein by reference thereto

**	Filed as an exhibit to Registration Statement No. 33-41233 and incorporated herein by reference thereto

***	Filed as an exhibit to Registration Statement No. 333-7714 and incorporated herein by reference thereto