Form 20-F
period 2004-12-31
ROGERS WIRELESS INC
filed 2005-03-18
CIK 879763

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549
FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13(A) OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended             December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to                     .

Commission file number	333-13504
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
10 1/2% Senior Secured Notes due 2006,
Floating Rate Senior (Secured) Notes Due 2010
9.625% Senior (Secured) Notes due 2011
7.625% Senior (Secured) Notes due 2011
7.25% Senior (Secured) Notes due 2012
6.375% Senior (Secured) Notes due 2014
7.50% Senior (Secured) Notes due 2015
9.75% Senior Secured Debentures due 2016
8.00% Senior Subordinated Notes Due 2012,

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

☑ Yes     ☐ No

Indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17     ☑ Item 18

Unless otherwise noted, all references to dollar amounts in this Form 20-F are stated in Canadian dollars. On December 31, 2004, the inverse of the noon buying rate in New York City for cable transfers of Canadian funds as certified for customs purposes by the Federal Reserve Bank of New York was Cdn$1.00 = US$0.8310.

For the purposes of this Form 20-F, references to “we”, “us”, “our”, “Wireless”, the “Company” and “RWI” are to Rogers Wireless Inc. and its subsidiaries; references to “RWCI” are to Wireless’ parent company, Rogers Wireless Communications Inc.; references to “RCI” are to Rogers Communications Inc.; and, references to “Rogers” and the “Rogers group of companies” are to RCI together with its subsidiaries. References to “AWE” are to AT&T Wireless Services, Inc. which is now owned by Cingular Wireless LLC.

Rogers™ is a trademark of Rogers Communications Inc. This document also makes reference to other trademarks of RCI and its subsidiaries. AT&T® is a trademark of AT&T Corp. This document also makes reference to trademarks of other companies, some of which are used by Wireless under license. RogersTM and Rogers VIP ProgramTM are trademarks of Rogers Communications Inc. Rogers PlusTM, Corporate BestTM, Family PlanTM, Mobile MessagingTM, and Mobile Message PagingTM, are trademarks of Rogers Wireless Inc. The Shopping ChannelTM is a trademark of Rogers Broadcasting Limited. AT&T ®, Canadian One RateTM, Digital One RateTM and One RateTM are trademarks of AT&T Corp.

Documents Incorporated by Reference

Our important business and financial information is incorporated by reference from our Management’s Discussion and Analysis for the year ended December 31, 2004, which was furnished to the Securities and Exchange Commission (“SEC”) under cover of a Form 6-K dated March 18, 2005.

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

ITEM 2 – OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.

ITEM 3 – KEY INFORMATION

Selected Financial Data

The following data should be read in conjunction with our audited consolidated financial statements, the notes related to those financial statements and the section entitled “Item 5 – Operating and Financial Review”. The selected data for and as of each of the five years ended December 31, 2004 is derived from our audited consolidated financial statements which have been audited by KPMG LLP, Chartered Accountants.

Our consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP). For a discussion of the principal differences between Canadian and U.S. GAAP, see note 22 to our audited consolidated financial statements and the section entitled “U.S. GAAP Differences” on page 46 of our Management’s Discussion and Analysis for the year ended December 31, 2004.

The information in the following tables has been reclassified to reflect the retrospective application of new accounting policies, which resulted in the revised classification of certain items of revenue and expense, as described in note 3 to the tables. Long-term debt has been reclassified to exclude the effect of our cross-currency interest rate exchange agreements, as described in note 7 to the tables.

	Year Ended December 31,
	2000	2001	2002	2003	2004
	(In thousands of dollars, except per share amounts)
AMOUNTS UNDER CANADIAN GAAP(1)
Statement of Income Data:
Operating revenue (2)
Postpaid (voice and data) (3)	$1,350,587	$1,464,423	$1,628,095	$1,911,073	$2,361,128
Prepaid	42,530	71,068	91,151	91,255	116,658
One-way messaging	55,992	43,632	35,238	27,565	24,480

Network revenue (3)	1,449,109	1,579,123	1,754,484	2,029,893	2,502,266
Equipment sales (3)	95,774	61,766	137,030	177,901	281,259

Total (3)	1,544,883	1,640,889	1,891,514	2,207,794	2,783,525
Cost of equipment sales (3)	261,274	236,313	296,794	380,771	509,540
Sales and marketing expenses (3)	256,265	259,561	328,884	361,998	444,379
Operating, general and administrative expenses (2)(3)	616,420	733,070	738,149	737,400	879,246
Management fees (4)	10,374	10,684	11,006	11,336	11,675
Other (5)	—	—	(12,331)	—	—
Depreciation and amortization	330,545	382,608	457,133	518,599	497,674

Operating income	70,005	18,653	71,879	197,690	441,011
Interest expense, net	128,040	184,330	195,150	193,607	226,562
Foreign exchange loss (gain)	22,992	35,086	(6,410)	(135,242)	46,714
Change in the fair value of derivative instruments	—	—	—	—	7,800
Loss (gain) on repayment of long-term debt	—	—	(30,997)	—	2,313
Investment and other expense (income)	577	(2,147)	(224)	(932)	(7,940)

Income (loss) before income taxes	(81,604)	(198,616)	(85,640)	140,257	165,562
Income taxes	4,524	6,945	5,258	2,374	6,498

Net income (loss) for the year	$(86,128)	$(205,561)	$(90,898)	$137,883	$159,064

Basic and diluted earnings (loss) per share	$(92.75)	$(128.66)	$(56.67)	$85.96	$99.17

	As at December 31,
	2000	2001	2002	2003	2004
	(In thousands of dollars)
Balance Sheet Data (at year end):
Property, plant and equipment, net	$1,972,110	$2,252,328	$2,371,133	$2,299,919	$2,586,264
Goodwill	9,549	7,058	7,058	7,058	757,545
Intangible assets	27,510	421,814	419,294	396,824	1,076,156
Total assets	2,385,829	3,048,556	3,176,663	3,107,343	5,054,803
Senior debt(6)(7)	1,220,332	2,134,040	2,194,908	1,841,696	4,212,666
Total debt(6)(7)	1,969,100	2,526,449	2,527,783	2,073,139	5,044,106
Intercompany deeply subordinated debt(8)	963,889	—	—	—	—
Shareholder’s equity (deficiency)	(865,583)	302,226	211,328	440,452	(1,146,245)
Additions to property, plant and equipment	525,993	654,457	564,552	411,933	439,157

	Year Ended December 31,
	2000	2001	2002	2003	2004
	(In thousands of dollars, except per share amounts)
AMOUNTS UNDER U.S. GAAP(1)
Statement of Income Data:
Revenue(2)(3)(9)	$1,544,883	$1,640,889	$1,891,514	$2,207,794	$2,783,525

Operating income (loss)	52,770	(7,570)	72,607	197,698	403,757
Interest expense, net	124,785	168,496	188,689	187,914	220,031
Other expense (income), net	25,807	8,412	(125,752)	(33,387)	194,291

Income (loss) before income taxes	(97,822)	(184,478)	9,670	43,171	(10,565)
Income taxes	4,524	6,945	5,258	2,374	6,498

Net income (loss) for the year	$(102,346)	$(191,423)	$4,412	$40,797	(17,063)

Basic and diluted earnings (loss) per share	$(95.72)	$(119.85)	$2.75	$25.43	$(10.64)

	As at December 31,
	2000	2001	2002	2003	2004
	(In thousands of dollars)
Balance Sheet Data (at period end):
Property, plant and equipment, net	$1,972,173	$2,267,223	$2,390,241	$2,321,752	$2,641,440
Goodwill	550,685	528,925	528,925	528,925	1,742,392
Total assets	2,927,028	3,603,893	3,827,310	3,660,904	7,835,755
Senior debt(6)(7)	1,220,332	2,134,040	2,194,908	1,841,696	4,267,898
Total debt(6)(7)	1,969,100	2,526,449	2,527,783	2,073,139	5,099,338
Intercompany deeply subordinated debt(8)	963,889	—	—	—	—
Shareholder’s equity (deficiency)	$(324,384)	$857,563	$861,975	$994,013	$1,423,740

(1)	In certain respects, Canadian GAAP differs from U.S. GAAP. Accordingly, certain line items with respect to Statement of Income Data and Balance Sheet Data differ as a result of the application of U.S. GAAP. For a discussion of the principal differences between Canadian GAAP and U.S. GAAP, see note 22 to the Consolidated Financial Statements.

(2)	In 2001, revenue was restated to record gross roaming revenue in accordance with accounting guidance and industry practice. Subscriber roaming expenses are now reported as operating expenses. Previously, these expenses and the associated revenue generated from such roaming services were netted against one another and recorded in revenue. As a result, revenue for the years ended December 31, 2000 and 2001 was increased by approximately $107.0 million and $109.4 million, respectively, and operating, general and administrative expenses have increased by the same amounts. Operating income for all periods presented is unaffected by the change. All references to revenue and operating, general and administrative expenses reflect this change. In the first quarter of 2003, we introduced enhanced reporting classification for stratifying subscriber and revenue categories, which more clearly reflects the emergence of data products and integrated voice and data devices. Concurrently, we changed our classification of subscribers of certain resale two-way messaging arrangements for reporting purposes. The previous periods’ subscriber and revenue categories have been reclassified to conform to this current presentation. We now report subscribers and revenues in three categories: postpaid, prepaid and one-way messaging. Postpaid includes voice-only and data-only subscribers, as well as subscribers with service plans integrating both voice and data. In addition, as discussed in note

3 below, further changes to the classification of revenues and expenses were made effective January 1, 2004. As a result of these reclassifications, all periods presented have been reclassified. These enhancements to the classification of revenue categories had no impact on the reported operating income in the current or previous periods.

(3)	As a result of retrospectively adopting new Canadian accounting standards on January 1, 2004, including Emerging Issues Committee Abstract (“EIC”) 142, “Revenue Arrangements with Multiple Deliverables”, EIC 141 “Revenue Recognition” and Canadian Institute of Chartered Accountants Handbook Section 1100, “Generally Accepted Accounting Principles”, regarding the timing of revenue recognition and the classification of certain items as revenue or expense, we made the following changes to our classification of certain revenue and expense items:

•	Activation fees are now classified as equipment revenue. Previously, these amounts were classified as network revenue.

•	Recoveries from new and existing subscribers from the sale of equipment are now classified as equipment revenue. Previously, these amounts were recorded as a reduction to sales expense in the case of a new subscriber, or a reduction to operating, general and administrative expense in the case of an existing subscriber.

•	Equipment subsidies provided to new and existing subscribers are now classified as a reduction to equipment revenue. Previously, these amounts were recorded as sales expense in the case of a new subscriber or as an operating, general and administrative expense in the case of an existing subscriber. Costs for equipment provided under retention programs to existing subscribers are now recorded as cost of equipment sales. Previously these amounts were recorded as operating, general and administrative expense.

•	Certain other recoveries from subscribers related to collections activities are now recorded as network revenue rather than as a recovery of operating, general and administrative expenses.

As a result of the adoption of these new accounting standards, the following changes to the classification of revenue and expenses have been made:

	Year Ended December 31,
	2000	2001	2002	2003	2004
	(In millions of dollars)
Postpaid (voice and data) revenue:
Prior to adoption	$1,339.0	$1,457.1	$1,632.9	$1,921.0	$2,365.0
After adoption	1,350.6	1,464.4	1,628.1	1,911.1	2,361.1
Network revenue:
Prior to adoption	1,437.5	1,571.8	1,759.3	2,039.8	2,506.1
After adoption	1,449.1	1,579.1	1,754.5	2,029.9	2,502.2
Equipment sales:
Prior to adoption	201.6	181.3	206.7	242.4	326.8
After adoption	95.8	61.8	137.0	177.9	281.3
Total operating revenue:
Prior to adoption	1,639.1	1,753.1	1,966.0	2,282.2	2,833.2
After adoption	1,544.9	1,640.9	1,891.5	2,207.8	2,783.5
Cost of equipment sales:
Prior to adoption	202.8	181.0	209.9	244.5	280.4
After adoption	261.3	236.3	296.8	380.8	509.5
Sales and marketing expenses:
Prior to adoption	367.5	399.9	462.8	522.7	639.3
After adoption	256.3	259.6	328.9	362.0	444.4
Operating, general and administrative expenses:
Prior to adoption	657.9	760.3	765.5	787.4	963.1
After adoption	616.4	733.0	738.1	737.4	879.2

There was no impact to net income (loss) as a result of the adoption.

(4)	We are a party to a management services agreement with RCI and RWCI, under which RCI provides finance, treasury, legal, regulatory, administrative and strategic planning services to us in exchange for a fee. The fee per year is the greater of $8.0 million (adjusted for changes in the Canadian consumer price index from January 1, 1991) and an amount agreed to by RCI and the independent directors serving on the Audit Committee of RWCI under guidelines specified in the management services agreement. In addition, for services not specifically covered under the management services agreement, the fee is generally equal to RCI’s cost. As a result of RCI’s acquisition of the minority interests of RWCI, we are reviewing the RCI management services agreement to determine if any changes may be appropriate.

(5)	During 2002, we recorded a recovery related to the change in estimates of sales tax and CRTC contribution liabilities.

(6)	Total debt includes long-term debt and all intercompany subordinated debt but does not include intercompany deeply subordinated debt. The following table sets forth, for the periods indicated, our outstanding intercompany subordinated debt owing to RCI and RWCI:

	As at December 31,
	2000	2001	2002	2003	2004
	(In thousands of dollars)
Intercompany subordinated debt owing to RCI	$284,450	$—	$—	$—	$—
Intercompany subordinated debt owing to RWCI	141,775	50,000	50,000	—	350,000

Total intercompany subordinated debt	$426,225	$50,000	$50,000	$—	$350,000

     In July 2003, we issued 10 Class A Common Shares to RWCI for consideration of $91.2 million, comprised of the set-off of the $50.0 million intercompany subordinated debt owing to RWCI, the set-off of an aggregate $32.9 million of intercompany amounts payable to RWCI and $8.3 million paid in cash.

     Our intercompany deeply subordinated debt, all of which was owed to RWCI, is excluded from total debt because under the terms of our outstanding indebtedness all payments on intercompany deeply subordinated debt are restricted payments, treated in the same manner as dividends on our common shares.

Reconciliation of Long-Term Debt to Total and Senior Debt

	As at December 31,
	2000	2001	2002	2003	2004
	(In thousands of dollars)
Long-term debt(7)	$1,542,875	$2,476,449	$2,477,783	$2,073,139	$4,694,106
Intercompany subordinated debt as shown above	426,225	50,000	50,000	—	350,000

Total debt(7)	1,969,100	2,526,449	2,527,783	2,073,139	5,044,106
Intercompany subordinated debt	(426,225)	(50,000)	(50,000)	—	(350,000)
Senior subordinated notes	(322,543)	(342,409)	(282,875)	(231,443)	(481,440)

Senior debt	$1,220,332	$2,134,040	$2,194,908	$1,841,696	$4,212,666

(7)	As a result of our adoption of new Canadian GAAP for hedge accounting, effective January 1, 2004, we no longer treat the impact of our cross-currency interest rate exchange agreements (“swaps”) as a component of long-term debt. For comparison purposes, all prior periods have been reclassified. Accordingly, our total debt and senior debt at each period end under Canadian and U.S. GAAP are presented at the balance sheet date rate of exchange, and do not include the effect of our swaps.

(8)	On August 16, 1999 we issued to RWCI intercompany deeply subordinated debt in the principal amount of $963.9 million in exchange for RWCI advancing to us $963.9 million, representing the net proceeds received by RWCI from the investment in RWCI by AT&T Wireless in August 1999. This amount was repaid in 2001 using the proceeds from the issuance of our Class A Common Shares to RWCI.

(9)	Revenue under U.S. GAAP has been reclassified to reflect the items indicated in note 3 above.

Dividends

We did not pay dividends in 2004, 2003 or 2002. We paid dividends in 2001 and 2000 of $0.8 million and $6.6 million (US$0.5 million and US$4.4 million), respectively. Any future determination as to the payment of dividends will be at the discretion of our Board of Directors and will depend on our operating results, financial condition and capital requirements, general business conditions and such other factors as our Board of Directors deems relevant. We are party to various credit agreements that restrict our ability to declare dividends.

In December, 2004, we distributed $1,750.0 million as a return of capital to RWCI, comprised of $1,400.0 million in cash and $350.0 million by the issuance of a demand subordinated non-interest bearing promissory note. This distribution was permitted under all agreements governing the Company’s outstanding indebtedness. As a result of this distribution, the stated value of the Class A Common Shares was reduced.

Exchange Rate Data

The following table sets forth, for the periods indicated, the average, high, low and end of period noon buying rates in the City of New York for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York. Such rates are set forth as U.S. dollars per Cdn$1.00 and are the inverse of rates quoted by the Federal Reserve Bank of New York for Canadian dollars per U.S.$1.00. On March 1, 2005, the inverse of the noon buying rate was Cdn$1.00 equals US$0.8048.

Year ended	Average (1)	High	Low	Period End
December 31, 2004	0.7719	0.8493	0.7158	0.8310
December 31, 2003	0.7186	0.7738	0.6349	0.7738
December 31, 2002	0.6368	0.6619	0.6200	0.6329
December 31, 2001	0.6444	0.6697	0.6241	0.6279
December 31, 2000	0.6725	0.6969	0.6410	0.6669
December 31, 1999	0.6744	0.6925	0.6535	0.6925

Month Ended	Average (2)	High	Low	Period End
February 28, 2005	0.8064	0.8134	0.7961	0.8133
January 31, 2005	0.8165	0.8346	0.8050	0.8067
December 31, 2004	0.8206	0.8435	0.8064	0.8310
November 30, 2004	0.8357	0.8493	0.8155	0.8402
October 31, 2004	0.8020	0.8201	0.7858	0.8191
September 30, 2004	0.7763	0.7906	0.7689	0.7906

(1)	The average of the exchange rates on the last day of each month during the applicable year.

(2)	The average of the exchange rates for all days during the applicable month.

Risk Factors

This section is incorporated by reference to the “Risks and Uncertainties” section contained on pages 29-36 of our Management’s Discussion and Analysis for the year ended December 31, 2004.

ITEM 4 – INFORMATION ON THE COMPANY

History and Development of the Company:

Name and Incorporation

We are wholly-owned by RWCI and are the principal operating subsidiary of RWCI. We are incorporated under the Canada Business Corporations Act pursuant to Articles of Amalgamation dated January 1, 1997.

Our executive offices are located at One Mount Pleasant Road, 16th Floor, Toronto, Ontario, Canada M4Y 2Y5. Our telephone number is 416-935-1100. Wireless’ agent for service in the United States is CT Corporation System, 111 Eighth Avenue, 13th Floor, New York City, NY, U.S.A. 10011. CT Corporation’s telephone number is 212-894-8400.

Recent Developments

2004 Highlights

•	On December 31, 2004, we became a wholly-owned subsidiary of RCI through RCI’s direct and indirect acquisition of all of the RWCI Class B Restricted Voting shares held by the public for consideration of 1.75 RCI Class B Non-Voting Share for each RWCI Restricted Voting share held by the public.

•	On November 30, 2004, we completed a private placement in an aggregate principal amount of approximately US $2,356.0 million (approximately Cdn. $2,807.0 million). The private placement consisted of Cdn. $460.0 million 7.625% Senior (Secured) Notes Due 2011, US $550.0 million Floating Rate Senior (Secured) Notes Due 2010, US $470.0 million 7.25% Senior (Secured) Notes Due 2012, US $550.0 million 7.50% Senior (Secured) Notes Due 2015, and US $400.0 million 8.0% Senior Subordinated Notes Due 2012. Wireless completed the private placement on November 30, 2004.

•	We successfully completed the deployment of EDGE technology across Wireless’ entire GSM/GPRS network and have introduced devices which enable subscribers to enjoy greatly increased wireless data speeds.

•	On October 8, 2004, Wireless and its bank lenders entered into an amending agreement to Wireless’ $700.0 million bank credit facility that provided among other things, for a two year extension to the maturity date and the reduction schedule so that the Wireless bank credit facility now reduces by $140.0 million on each of April 30, 2008 and April 30, 2009 with the maturity date on April 30, 2010. The provision for early maturity in the event that Wireless’ 10 1/2% senior secured notes due 2006 are not repaid (by refinancing or otherwise) on or prior to December 31, 2005 has been eliminated. In addition, certain financial ratios to be maintained on a quarterly basis have been made less restrictive, the restriction on the annual amount of additions to property, plant and equipment (“PP&E”) has been eliminated and the restriction on the payment of dividends and other shareholder distributions has been eliminated other than in the case of a default or event of default under the terms of the bank credit facility.

•	On October 13, 2004, RCI completed the acquisition from AWE of its 34% stake in RWCI for approximately $1,767 million in cash, increasing RCI’s ownership of RWCI from 55.3% at September 30, 2004 to 89.3%.

•	On September 20, 2004, we announced an all cash offer of $35.00 per share to acquire all of the issued and outstanding equity securities of Microcell, Canada’s fourth largest wireless communications provider. Microcell’s Board of Directors recommended that its shareholders tender to the offer, the Company obtained certain necessary regulatory approvals and the acquisition was successfully completed effective November 9, 2004 for approximately $1,318 million. The acquisition of Microcell has made Wireless the largest wireless operator in Canada with over 5.5 million wireless voice and data customers across the country at December 31, 2004, and the only Canadian wireless provider operating on the world standard GSM/GPRS/EDGE wireless technology platform. Wireless believes that the integration of Microcell, amongst other things, will lead to significant operating and capital spending efficiencies.

•	On February 20, 2004, we completed a private placement of an aggregate principal amount of US$750.0 million 6.375% Senior Secured Notes due 2014. Approximately US$734.7 million of the approximately US$741.9 million net proceeds received by us were used, on March 26, 2004, to redeem the US$196.1 million principal amount of our 8.30% Senior Secured Notes due 2007, the US$179.1 million principal amount 8.80% Senior Subordinated Notes due 2007, and the US$333.2 million principal amount of our 9 3/8% Senior Secured Debentures due 2008, together with related redemption premiums.

Additions to Property, Plant and Equipment

Additions to PP&E totalled $439.2 million, $411.9 million and $564.6 million in 2004, 2003 and 2002 respectively.

PP&E not yet in service totalled $159.7 million, $102.6 million and $248.0 million for the year ended December 31, 2004, 2003 and 2002.

Additions to PP&E in 2004 of $439.2 million include network-related additions to PP&E of $347.8 million which include $195.8 million for capacity expansion of the GSM/GPRS network and transmission and $152.0 million related primarily to technical upgrade projects, including new cell sites, operational support systems and the addition of new services. Other non-network additions to PP&E consisted of $66.9 million for information technology initiatives and $24.5 million for other facilities and equipment.

Additions to PP&E in 2003 of $411.9 million include network related additions to PP&E of $339.8 million, which include $222.4 million for capacity expansion of the GSM/GPRS network and transmission infrastructure and $66.1 million for expanded coverage as well as construction of new sites, with the remaining network expenditures related to technical upgrade projects, operational support systems and new services. Other non-network additions to PP&E consisted of $51.1 million for information technology initiatives; $8.7 million for the completion of the Company’s headquarter facilities and $13.9 million for call centres and other facilities and equipment.

Additions to PP&E in 2002 of $564.6 million include network related additions to PP&E of $411.5 million, which include $65.3 million for the completion of the 1.9 GHz GSM/GPRS network overlay, $152.1 million for capacity expansion of the GSM/GPRS network and transmission infrastructure and $128.5 million for expanded coverage as well as construction of new sites, and $37.1 million on the deployment of GSM/GPRS equipment in the 850 MHz frequency band, with the remaining network expenditures related to technical upgrade projects, operational support systems and new services. Other non-network additions to PP&E consisted of $71.8 million for information technology initiatives; $47.9 million for the completion of the Company’s headquarter facilities and $33.4 million for call centres and other facilities and equipment.

Business Overview

This section is incorporated herein by reference to the “Our Business”, “Our Strategy”, “Significant Fourth Quarter 2004 Events” “Seasonality”, “Competition”, “Recent Wireless Industry Trends”, “Government Regulation” and “Key Performance Indicators and Non-GAAP Measures”, and “Intercompany and Related

Party Transactions” sections contained on pages 2-6, 28, 38-40 and 48-51 of our Management’s Discussion and Analysis for the year ended December 31, 2004.

Refer to Item 3 – “Key Information – Selected Consolidated Financial Data” for a breakdown of revenue by category.

Organizational Structure

Refer to Item 7.

Property, Plant and Equipment

In most instances, we own the assets essential to our operations. Our major fixed assets are transmitters, microwave systems, antennae, buildings and electronic transmission, receiving and processing accessories and other wireless network equipment including switches, radio channels, base station equipment, microwave facilities and cell equipment. We also lease land and space on buildings for the placement of antenna towers and generally lease the premises on which our switches are located, principally under long term leases. We own a Toronto office complex in which our executive offices are located. We are also leasing a majority of this office space to RCI and other subsidiaries of RCI. See “Intercompany and Related Party Transactions – RCI Arrangements – Real Estate” section contained on page 50 of the Management’s Discussion and Analysis for 2004. In addition, we own service vehicles, data processing facilities and test equipment. The operating systems and software related to these assets are either owned by us or are used under license. Most of our assets are subject to various security interests in favour of lenders.

We own or have licensed various brands and trademarks used in our businesses. Various of our trade names are protected by trademark. Our intellectual property, including our trade names, brands, properties and customer lists, are important to our operations.

Our wireless network reaches approximately 93% of the Canadian population and is located in all ten provinces.

Environmental protection requirements applicable to our operations are not expected to have a significant effect on our additions to PP&E, earnings or our competitive position in the current or future fiscal years.

ITEM 5 – OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The discussion and analysis of financial condition and results of operations should be read in conjunction with our audited consolidated financial statements and the notes related to those financial statements which are incorporated herein by reference. This section incorporates herein by reference the “Caution Regarding Forward-Looking Statements” section contained on page 2 of our Management’s Discussion and Analysis for the year ended December 31, 2004 and the “Critical Accounting Policies and Estimates”, “New Accounting Standards”, and “U.S. GAAP Differences” sections contained on pages 40-48 of our Management’s Discussion and Analysis for the year ended December 31, 2004.

Operating and Financial Results

Year Ended December 31, 2004 compared to Year Ended December 31, 2003

This section is incorporated herein by reference to the “Operating and Financial Results” section contained on pages 7-15 of our Management’s Discussion and Analysis for the year ended December 31, 2004.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

This section is incorporated herein by reference to the “Operating and Financial Results — Year ended December 31, 2003 Compared to Year Ended December 31, 2002” section contained on pages 16-22 of our Management’s Discussion and Analysis for the year ended December 31, 2004.

Liquidity and Capital Resources

This section is incorporated herein by reference to the “Liquidity and Capital Resources” section contained on pages 23-27 of our Management’s Discussion and Analysis for the year ended December 31, 2004.

Trend information

This section is incorporated herein by reference to “Recent Wireless Industry Trends”, section contained on page 6 of our Management’s Discussion and Analysis for the year ended December 31, 2004.

Off-balance sheet arrangements

This section is incorporated herein by reference to “Liquidity and Capital Resources – Interest Rate and Foreign Exchange Management”, section contained on pages 25-27 of our Management’s Discussion and Analysis for the year ended December 31, 2004.

Contractual obligations

This section is incorporated herein by reference to “Commitments and Other Contractual Obligations”, section contained on page 37 of our Management’s Discussion and Analysis for the year ended December 31, 2004.

Safe Harbor

Refer to page 2 – “Cautionary Statement Regarding Forward-Looking Information”.

U.S. GAAP Reconciliation

This section is incorporated herein by reference to note 22 of our Consolidated Financial Statements for the year ended December 31, 2004, and to “U.S. GAAP Differences” section on pages 46-48 of our Management’s Discussion and Analysis for the year ended December 31, 2004.

ITEM 6 – DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

     Following is a list of our directors and officers as of December 31, 2004, indicating their municipality of residence and their principal occupation during the five preceding years. Each director is elected by RWCI, our sole shareholder, to serve until a successor is elected or appointed. Executive officers are appointed annually and serve at the discretion of the Board of Directors.

Name	Position
Edward S. Rogers, O.C.(2)(3)(4)	Director and Chairman
H. Garfield Emerson, Q.C.(1)(3)(2)	Director and Deputy Chairman
Nadir H. Mohamed(2)(5)	Director and President and Chief Executive Officer
Joseph B. Chesham	President, Ontario Region
Jean Laporte	President, Eastern Region
Darryl E. Levy	President, Western Region
Arnold J. Stephens	Senior Vice President, Customer Process Improvement
Robert F. Berner	Executive Vice President and Chief Technology Officer
Robert W. Bruce	Executive Vice President, Chief Marketing Officer and
President, Wireless Data Services
James S. Lovie	Executive Vice President, Sales, Service and Distribution
Bruce Burgetz	Senior Vice President and Chief Information Officer
John R. Gossling	Senior Vice President and Chief Financial Officer
M. Lorraine Daly	Vice President, Treasurer
Alan D. Horn	Vice President
Donna McNicol	Senior Vice President, Human Resources Operations
Graeme H. McPhail	Vice President, Associate General Counsel
David P. Miller	Vice President, General Counsel and Secretary
George A. Fierheller(1)(5)	Director and Honourary Chairman
Ann Graham(5)	Director
James C. Grant(1)(5)	Director
Thomas I. Hull(2)(3)	Director
Pierre L. Morrissette(1)(5)	Director
The Hon. David R. Peterson, P.C., Q.C.(1)	Director
Loretta A. Rogers(4)	Director
Martha Rogers (4)(5)	Director
J. Christopher C. Wansbrough(1)(2)(3)	Director

Following is a list of our directors as of March 1, 2005,

H. Garfield Emerson, Q.C. (1)(2)(3)	Director and Chairman
Philip B. Lind	Director and Vice Chairman
Edward S. Rogers, O.C. (2)(3)(4)	Director and President and Chief Executive Officer
Edward Rogers (2)(3)(4)	Director and Senior Vice President, Cable
Communications
Ronald D. Besse (1)	Director
Thomas I. Hull (2)(3)	Director
Robert W. Korthals	Director
Alexander Mikalachki (1)	Director
The Hon. David R. Peterson, P.C., Q.C. (1)	Director
Loretta A. Rogers (4)	Director
Melinda M. Rogers (4)	Director
William T. Schleyer	Director

Name	Position
Peter C. Godsoe, O.C. (2)(3)	Director
John A. Tory, Q.C. (2)(3)	Director
J. Christopher C. Wansbrough (1)(2)(3)	Director
Colin Watson (1)	Director
W. David Wilson (1)	Director

(1)	Member of the Audit Committee.

(2)	Member of the Executive Committee.

(3)	Member of the Finance Committee

(4)	Loretta A. Rogers is the wife of Edward S. Rogers, O.C. Martha Rogers and Melinda Rogers are the daughters and Edward Rogers is the son of Edward S. Rogers, O.C. and Loretta A. Rogers.

(5)	Resigned as a Director on February 8, 2005

     Edward S. Rogers, O.C., 71, a resident of Toronto, Ontario, has been a director of the Company since 1989. Mr. Rogers has served as Chairman of the Company since 1998 and, from 1989 to 1998, served as Vice Chairman of our Board of Directors. Mr. Rogers is also President and Chief Executive Officer of Rogers Communications Inc. He also serves as a director of Rogers Communications Inc., Rogers Cable Inc., Rogers Media Inc., Rogers Telecommunications Limited, Cable Television Laboratories, Inc. and the Canadian Cable Television Association. Mr. Rogers holds a B.A., University of Toronto, LL.B., Osgoode Hall Law School, and was called to the Bar of Ontario in 1962. Mr. Rogers was appointed an Officer of the Order of Canada in 1990 and inducted into the Canadian Business Hall of Fame in 1994. In 2002, Mr. Rogers was inducted into the U.S. Cable Hall of Fame.

     H. Garfield Emerson, Q.C., ICD.D, 64, a resident of Toronto, Ontario, has been a director of the Company since April, 1992 and Deputy Chairman of the Board since May, 2002. Mr. Emerson is also a director of CAE Inc., Canada Deposit Insurance Corporation, Wittington Investments, Limited, Rogers Communications Inc., Rogers Cable Inc., Rogers Media Inc., Rogers Telecommunications Limited and Sunnybrook & Women’s Health Sciences Centre. Mr. Emerson is the past Chair of the Sunnybrook & Women’s Foundation and past Chair of the Campaign for Victoria University in the University of Toronto. He is a former director of the University of Toronto Asset Management Corporation and member of the Business Board of the University of Toronto. Mr. Emerson joined Fasken Martineau DuMoulin LLP, a national law firm, in August, 2001 as National Chair and a senior partner and leader of the firm’s mergers and acquisitions practice. In 1990, Mr. Emerson established N M Rothschild & Sons Canada Limited, an investment banking firm affiliated with the Rothschild international investment and merchant bank and, from 1990 to 2001, served as its President and Chief Executive Officer. Prior to this, Mr. Emerson practiced law as a senior partner with Davies, Ward & Beck Toronto from 1970 to 1990. Mr. Emerson holds an Honours B.A. (History) and LL.B., University of Toronto, was called to the Bar of Ontario in 1968 and appointed Queen’s Counsel in 1980.

     Nadir H. Mohamed, 48, a resident of Toronto, Ontario, has been President and Chief Executive Officer of the Company since June 2001. Prior to joining the Company, Mr. Mohamed served as Senior Vice President, Marketing and Sales, Telus Communications Inc., held several senior financial, strategic business development and operational management positions at both BC Tel and BC Tel Mobility and served as President and Chief Operating Officer, BC Tel Mobility. Mr. Mohamed is a director of Sierra Wireless, Inc. and Cinram International Inc. Mr. Mohamed holds an undergraduate degree from the University of British Columbia and received his C.A. designation in 1980.

     Joseph B. Chesham, a resident of Newmarket, Ontario, was appointed our President, Ontario Region in March 2003. Prior to his appointment, Mr. Chesham served as Vice President, National Corporate Sales from December 2002 to March 2003, as Vice President, Sales and Distribution for the Ontario Region from October 2001 to December 2002, as Vice President, General Manager, Greater Toronto Area from September 2000 to October 2001 and as Vice President, National Indirect Sales from April 2000 to September 2000.

     Jean Laporte, a resident of Montreal, Quebec, was appointed our President, Eastern Region in 2002. Prior to his appointment, Mr. Laporte served as a senior officer of Microcell, most recently as National Vice President, Sales, Fido Stores from 2001 to 2002 and as Vice President and General Manager, Eastern Canada from 1997 to 2001.

     Darryl E. Levy, a resident of Winnipeg, Manitoba, was appointed our President, Western Canada in May 2004, prior to which he was President, Midwest Region from August 2000 to May 2004. From 1994 to 2000, Mr. Levy served as Vice President/General Manager, Midwest Region. Before joining Rogers, Mr. Levy held senior roles at Manitoba Telecom Services and the Government of Manitoba.

     Arnold J. Stephens, a resident of Toronto, Ontario and Calgary, Alberta, was appointed our Senior Vice President, Customer Process Improvement in August 2004, prior to which he was President, Western Canada from August 2004 to September 2000. Prior to his appointment, Mr. Stephens held a series of senior management positions at Telus Mobility from 1989 to 2000, most recently as Acting President of Telus Mobility and Acting Executive Vice President of Telus.

     Robert F. Berner, a resident of Unionville, Ontario, has been our Executive Vice President and Chief Technology Officer since February 2002. He was appointed our Senior Vice President and Chief Technology Officer in 1998, prior to which Mr. Berner served as Vice President and Chief Technology Officer from 1996 to 1998. Mr. Berner has been associated with us since 1985. Mr. Berner currently serves as a director of Tropian Inc., a privately held company, and is a founding member and director of the board of governors of the 3G Americas Consortium.

     Robert W. Bruce, a resident of Toronto, Ontario, was appointed Executive Vice President, Chief Marketing Officer and President, Wireless Data Services in October 2001. Prior to his appointment with us, Mr. Bruce served as Senior Vice President of Marketing for Bell Mobility, prior to which Mr. Bruce held senior operating and marketing positions with Oshawa Foods Limited from 1996 to 1998, Pepsi-Cola Canada Beverages Inc. from 1990 to 1994 and Warner Lambert from 1986 to 1988.

     James S. Lovie, a resident of Aurora, Ontario, was appointed Executive Vice President, Sales, Service and Distribution in July 2001. Prior to his appointment with us, Mr. Lovie served as President and Chief Operating Officer of Axxent Corporation (a CLEC company), prior to which Mr. Lovie served as President and Chief Executive Officer of cMeRun Corp. (Internet company). From 1998 to 2000, Mr. Lovie served as President and Chief Executive Officer of Bell Distribution Inc. (Bell Canada’s retail distribution company).

     Bruce Burgetz, a resident of Toronto, Ontario, was appointed Senior Vice President and Chief Information Officer in April 2002. Prior to joining us, Mr. Burgetz served as Senior Vice President of Information Technology and Chief Information Officer for Shoppers Drug Mart (a retail drug store company). Mr. Burgetz was associated with Shoppers Drug Mart from 1992 to 2002.

     John R. Gossling, a resident of Toronto, Ontario, was appointed our Senior Vice President and Chief Financial Officer in August 2000. From 1985 to 2000, Mr. Gossling held various positions with KPMG LLP, most recently as a partner in KPMG’s US Capital Markets Group based in New York City and London, England. Mr. Gossling received his Chartered Accountant designation in 1989.

     M. Lorraine Daly, a resident of Mississauga, Ontario, has served as our Vice President, Treasurer since 1991. Ms. Daly has also served as Vice President, Treasurer of RCI since 1989 and has been associated with RCI since 1987.

     Alan D. Horn, a resident of Toronto, Ontario, has served as a Vice President since 1996 and, from October 1999 until May 2003, served as a Director. Mr. Horn has served as Vice President, Finance and

Chief Financial Officer of RCI since 1996, prior to which Mr. Horn served as Vice President, Administration of RCI.

     Donna McNicol, a resident of Mississauga, Ontario, was appointed Senior Vice President, Human Resources Operations of RCI in January 2005. Ms. McNicol joined Rogers Wireless in June 1997 as Director, Human Resources and in December 1998 was appointed Vice President, Human Resources, Rogers Wireless.

     Graeme H. McPhail, a resident of Toronto, Ontario, was appointed as Vice President, Assistant General Counsel in March 1996 and as Vice President, Associate General Counsel in November 1997. Mr. McPhail has also served as Vice President, Associate General Counsel of RCI since 1997 and has been associated with RCI since 1991.

     David P. Miller, a resident of Toronto, Ontario, has served as Vice President and General Counsel to RCI since 1987 and as our Vice President, General Counsel and Secretary since 1991. Mr. Miller also served as a Director in 2000 and 2001.

     George A. Fierheller, 71, a resident of Toronto, Ontario, has been a director of the Company since 1984 and was appointed Honourary Chairman of our Board of Directors in 1997. From 1993 to 1997, Mr. Fierheller served as Vice Chairman of our Board of Directors. From 1989 to 1993, Mr Fierheller served as our Chairman and Chief Executive Officer and, from 1984 to 1989, as our President and Chief Executive Officer. Mr. Fierheller has been President, Four Halls Inc., a private investment company since 1996. Mr. Fierheller serves as a director of The Canadian Institute for Advanced Research, Extendicare Inc., the Council for Business and the Arts in Canada, Sunnybrook and Women’s Hospital Foundation, and the Greater Toronto Marketing Alliance. Mr. Fierheller holds an Honours Degree (Political Science and Economics), University of Toronto, 1955. Mr. Fierheller was appointed a Member of The Order of Canada in 2000.

     Ann T. Graham, 61, a resident of Toronto, Ontario, has served as our director since May 2004. Ms. Graham is also a director or RWCI and Sheena’s Place. Ms. Graham is a graduate of the University of New Brunswick (Hon. B.A.). She holds a Bachelor of Education from the University of Toronto and a Bachelor of Fine Arts from York University.

     James C. Grant, 68, a resident of Oakville, Ontario, has been a director of the Company since April, 1992. Mr. Grant has been President, C.G. James & Associates since 1992. Previously, Mr. Grant held senior positions with the Royal Bank of Canada, including Deputy Head of the Retail Division responsible for Strategic Planning and Executive Vice President, Systems and Technology. Mr. Grant serves as a director of AgoraeGlobal, U.S.A. and Secure Electrans Limited (U.K.). Mr. Grant holds a B.Eng., Technical University of Nova Scotia.

     Thomas I. Hull, 72, a resident of Toronto, Ontario, has been a director of the Company since May, 1991. Mr. Hull has been Chairman and Chief Executive Officer of The Hull Group of Companies, an insurance firm, since 1954. Mr. Hull is also a director of Rogers Communications Inc., Rogers Media Inc. Rogers Cable Inc. and Rogers Telecommunications Limited. Mr. Hull is a graduate of Upper Canada College and the Insurance Co. of North America College of Insurance and Risk Management. Mr. Hull is a life member of the Canadian Association of Insurance and Financial Advisors and past president of the Life Underwriters’ Association of Toronto.

     Pierre L. Morrissette, 57, a resident of Oakville, Ontario, has been a director of the Company since May, 1991. Mr. Morrissette has served as Chairman, President and Chief Executive Officer of Pelmorex Inc., a media company, since 1989 Mr. Morrissette serves on the Advisory Boards of The Richard Ivey School of Business and Meteorological Services of Canada, Environment Canada. Mr. Morrissette holds a B.A. (Economics), Loyola of Montreal, and an M.B.A., University of Western Ontario.

     The Hon. David R. Peterson, P.C., Q.C., 61, a resident of Toronto, Ontario, has been a director of the Company since May, 1991. Mr. Peterson is a senior partner and Chairman of the law firm Cassels Brock & Blackwell LLP. Mr. Peterson also serves as a director of a number of companies including Ivanhoe Cambridge Shopping Centres Limited, Industrielle Alliance Assurance Company and National Life Assurance Company of Canada, Rogers Communications Inc., Rogers Cable Inc., Rogers Media Inc. and BNP Paribas. Mr. Peterson holds a B.A. and LL.B., University of Toronto, was called to the Bar of Ontario in 1969, appointed Queen’s Counsel in 1980, and summoned by Her Majesty to the Privy Council in 1992.

     Loretta A. Rogers, 65, a resident of Toronto, Ontario, has served as a director since May 2003. Mrs. Rogers also serves as a director of Rogers Communications Inc., Rogers Cable Inc., Rogers Media Inc., Rogers Telecommunications Limited and Sheena’s Place. Mrs. Rogers holds a B.A., University of Miami, and an honourary Doctorate of Laws, University of Western Ontario.

     Martha L. Rogers, 32, a resident of Toronto, Ontario, has served as a director since May 2004. Ms. Rogers also serves as a director of RWCI. Ms. Rogers holds a B.A. from the University of Western Ontario and is currently completing her internship at the Canadian College of Naturopathic Medicine.

     J. Christopher C. Wansbrough, 72, a resident of Toronto, Ontario, has served as our director and as a director of Rogers Wireless Inc. since May 2003. Mr. Wansbrough is Chairman, Rogers Telecommunications Limited and has held that position since December, 1997. Mr. Wansbrough also served as President of National Trust Company from 1977 to 1986, Vice Chairman from 1986 to 1991 and Chairman of the Board of OMERS Realty Corporation from 1989 to 1997. Mr. Wansbrough also serves as a director of Rogers Communications Inc., Rogers Cable Inc., Rogers Media Inc. and United Corporations Ltd. Other affiliations include Chairman of the Board of the R.S. McLaughlin Foundation and the Independent Order of Foresters. Mr. Wansbrough holds a B.A., University of Toronto, and is a Chartered Financial Analyst.

     Philip B. Lind, C.M., 61, a resident of Toronto, Ontario, has served as a director of RCI since February, 1979 and as one of our directors since February 2005. Mr. Lind joined RCI in 1969 as Programming Chief and has served as Secretary of the Board and Senior Vice President, Programming and Planning. Mr. Lind is also a director of Brascan Corporation, Canadian General Tower Limited, Council for Business and the Arts, Rogers Cable Inc., Rogers Media Inc., The Outdoor Life Network and the Power Plant (Contemporary Art Gallery at Harbourfront). Mr. Lind is a former member of the Board of the National Cable Television Association in the U.S. and is a former Chairman and currently serves on the Board of the Canadian Cable Television Association. He is also Chairman of the Board of the CCPTA (Channel 17, WNED). Mr. Lind holds a B.A. (Political Science and Sociology) University of British Columbia and a M.A. (Political Science), University of Rochester. In 2002, he received a Doctor of Laws, honoris causa, from the University of British Columbia. In 2002, Mr. Lind was appointed to the Order of Canada.

     Edward Rogers, 35, a resident of Toronto, Ontario, was appointed as a director in February 2005. Mr. Rogers has served as a director of RCI since May 1997 and also serves as a director of Rogers Cable Inc., Rogers Media Inc. and Futureway Communications Inc. Mr. Rogers was appointed Cable’s President and Co-Chief Executive Officer in February 2003 and became President and Chief Executive Officer in June 2003. From 1998 to 2000, Mr. Rogers served as Cable’s Vice President and General Manager, Greater Toronto Area. From 2000 to February 2003, Mr. Rogers served as Senior Vice President, Planning and Strategy for RCI.

     Ronald D. Besse, 66, a resident of Toronto, Ontario, has served as a director of RCI since June 1984 and as one of our directors since February 2005. Mr. Besse was formerly Chairman, President and Chief Executive Officer, Gage Learning Corporation (an educational publisher). Mr. Besse is also a director of CML Healthcare Inc., C.I. Fund Management Inc., Luxembourg Cambridge Holding Group. Rogers Cable Inc. and Rogers Media Inc. Mr. Besse graduated from Ryerson Polytechnical University, Business

Administration, 1960 and was awarded the Alumni Award of Distinction, Business Administration, 1998. Mr. Besse is a member of the Chief Executives’ Organization, World Presidents’ Organization, and is a past President of the Canadian Book Publishers’ Council.

     Robert W. Korthals. 71, a resident of Toronto, Ontario, has served as a director of RCI since 1995 and as one of our directors since February 2005. Mr. Korthals is currently Chairman of the Ontario Teachers Pension Plan Board and a director of Rogers Cable Inc., Rogers Media Inc., Cognos Inc., Suncor Energy Inc., Mulvihill Exchange Traded Closed-End Funds, Easyhome Ltd. and Jannock Properties Ltd. From 1967 to 1995, Mr. Korthals served as an officer of a Canadian chartered bank most recently as President from 1981 until his retirement in 1995. Mr. Korthals holds a B.Sc., Chemical Engineering, University of Toronto, and an M.B.A., Harvard Business School.

     Alexander Mikalachki, 71, a resident of London, Ontario, has served as a director of RCI since June 1999 and one of our directors since February 2005. Mr. Mikalachki is also a director of Rogers Cable Inc., Rogers Media Inc. and The Independent Order of Foresters. Mr. Mikalachki served as Acting Dean, 1989-1990, Associate Dean, Programs, 1981-1991 and Professor Emeritus, 2000, Richard Ivey School of Business, University of Western Ontario. Mr. Mikalachki holds a B. Comm., Sir George Williams College and an M.B.A., Ph.D., Richard Ivey School of Business, University of Western Ontario.

     Melinda M. Rogers, 34, a resident of Toronto, Ontario, has served as a director of RCI since May 2002 and as one of our directors since February 2005. Ms. Rogers was appointed Vice President of Strategic Planning and Venture Investments of RCI in April 2003, prior to which Ms. Rogers served as Vice President, Venture Investments of RCI from 2000. Ms. Rogers served as a Product Manager with At Home Corporation from 1997 to 1999. Ms. Rogers also serves as a director of Rogers Media Inc., Rogers Cable Inc., The Ontario Media Development Corporation, STSN Inc. and the Jays Care Foundation.

     William T. Schleyer, 53 an American citizen who resides in Rye Beach, New Hampshire, has served as a director of RCI since August 1998 and as one of our directors February 2005. He is also a director of Rogers Cable Inc. and Rogers Media Inc. Mr. Schleyer was appointed Chairman and Chief Executive Officer of Adelphia Communications Corp., a cable television and Internet access provider, in January 2003, prior to which Mr. Schleyer served as President and Chief Executive Officer of AT&T Broadband, a cable television and Internet service provider from 2001 to 2003. From February 2000 to October 2001, Mr. Schleyer was a principal in Pilot House Ventures, an investment firm, where he served as a liaison between investors and entrepreneurs. Prior to February 2000, Mr. Schleyer served as President and Chief Operating Officer of MediaOne, the broadband services arm of U.S. West Media Group, and as President and Chief Operating Officer of Continental Cablevision, Inc. before that Company’s merger with U.S. West in 1996.

     Peter C. Godsoe, O.C, 66, a resident of Toronto, Ontario, has served as a director of RCI since October, 2003 and as one of our directors since February 2005. Mr. Godsoe has served as Chairman (1995), Chief Executive Officer (1993), President and Chief Operating Officer (1992) and Vice-Chairman (1982) of The Bank of Nova Scotia since 1966 until his retirement on March 2, 2004. Mr. Godsoe is Chairman of Fairmont Hotels & Resorts and Sobeys Inc. His corporate directorships include Rogers Cable Inc., Rogers Media Inc., Barrick Gold Corporation, Ingersoll-Rand Company, Lonmin PLC, Onex Corporation and Templeton Emerging Markets Investment Trust. Mr. Godsoe holds a B.Sc. (Mathematics and Physics) from the University of Toronto and an M.B.A. from the Harvard Business School. He is a C.A. and a Fellow of the Institute of Chartered Accountants of Ontario.

     John A. Tory, Q.C., 74, a resident of Toronto, Ontario, has served as a director of RCI since December 1979 and one of our directors since February 2005. Mr. Tory is President of Thomson Investments Limited. Mr. Tory also serves as a director of Rogers Cable Inc., Rogers Media Inc., The Thomson Corporation, The Woodbridge Company Limited and Abitibi-Consolidated Inc. Mr. Tory was educated at University of Toronto Schools, Toronto, Phillips Academy, Andover, Massachusetts, and the University of Toronto and

holds an LL.B., University of Toronto. Mr. Tory was called to the Bar of Ontario in 1954 and appointed Queen’s Counsel in 1965.

     Colin D. Watson, 63, a resident of Toronto, Ontario, has served as a director of RCI since May 2004 and as one of our directors since February 2005. Mr. Watson was President and Chief Executive Officer of Vector Aerospace Corporation, an aviation services firm, from November 2003 to January 2005. Mr. Watson served as Vice-Chairman of Spar Aerospace Limited, an aviation services firm, from January 2000 until January 2002. From 1996 to 1999, Mr. Watson served as President and Chief Executive Officer of Spar Aerospace Limited and, from 1999 to 2000, as its Vice-Chairman and Chief Executive Officer. Prior to 1996, Mr. Watson was President and Chief Executive Officer of Rogers Cable Inc. Mr. Watson also serves as a director of a number of other companies, including Rogers Cable Inc., Rogers Media Inc., Vector Aerospace Corporation, Cygnal Technologies Corp., B Split II Corporation, Kasten Chase Applied Research Limited, NorthStar Aerospace, OnX Incorporated, Great Lakes Carbon Income Fund, Louisiana-Pacific Corporation and Arpeggio Acquisition Corp. Mr. Watson holds a BASc (Mechanical Engineering), University of British Columbia and an M.B.A. Ivey Business School, University of Western Ontario.

     W. David Wilson, 60, a resident of Toronto, Ontario, has served as a director of RCI since February 1979 and a director of the Company since February 2005. He is also a director of Rogers Wireless Inc. and Rogers Media Inc. Mr. Wilson is Vice-Chairman, Bank of Nova Scotia and Chairman and Chief Executive Officer, Scotia Capital Inc. Mr. Wilson joined McLeod Young Weir Limited in 1971 and became Managing Director, Corporate Finance Department in 1984, President and Deputy Chief Executive Officer, ScotiaMcLeod in 1993, Chairman and Chief Executive Officer of Scotia Capital Markets in 1998 and Vice-Chairman, Bank of Nova Scotia in 2002. Mr. Wilson is a trustee of the Art Gallery of Ontario and a member of the Governing Council for the University of Toronto and a member of the board of the University of Toronto Asset Management Corporation. Mr. Wilson holds a B. Comm., University of Toronto and an M.B.A., York University.

Our Board of Directors was comprised of 12 directors at December 31, 2004.

Our Board of Directors has established an Executive Committee and an Audit Committee. The Executive Committee consists of five directors who are appointed annually by our Board of Directors. A majority of the members of the Executive Committee must be Canadian residents. The Executive Committee may exercise all powers of the Board of Directors in connection with the management and direction of our business and affairs between meetings of our Board of Directors. The exercise of these powers is subject to restrictions under applicable laws.

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

We are a wholly-owned subsidiary of RWCI, our executive compensation program is overseen on behalf of us by the RWCI Management Compensation Committee, comprised of three members of the Board of Directors of RWCI, none of whom are members or RWCI’s or our management and all of whom are directors of us. The RWCI Management Compensation Committee reviews and approves executive compensation policies and the compensation paid to Wireless’ Chief Executive Officer and our other officers. The RWCI Management Compensation Committee also reviews the design and competitiveness of our compensation and benefit programs generally. The RWCI Management Compensation Committee met four times in 2004.

Compensation of Directors and Executive Officers

The following table shows the aggregate amount of cash compensation we paid to our directors and executive officers as a group for services in all capacities provided to us and our subsidiaries for the year ended December 31, 2004.

	Directors’ Fees(1)(2)	Salaries & Bonuses	Total
Executive Officers (including one director)	$—	$9,343,554	$9,343,554
Directors (not employees)	153,750	—	153,750

Total	$153,750	$9,343,554	$9,497,304

We or one of our affiliates provided all of our executive officers with the use of a car or a car allowance and related expenses for the year ended December 31, 2004. We or one of our affiliates also provided club memberships for a number of executive officers for the year ended December 31, 2004.

Our executive officers are eligible for annual cash bonuses. Annual bonus awards are based on attainment of specified performance levels, principally related to our achievement of targeted operating profit levels and other financial and operating measures. Specific additional bonus opportunities for exceptional individual or business unit success may also be provided. Bonus criteria are set by the Management Compensation Committee of our board of directors at the beginning of the fiscal year.

We did not grant any stock appreciation rights or stock options during 2004.

The annual retainer for each member of the Board of Directors, excluding the Chairman and Vice-Chairman of the Board and directors who are officers or employees of the Company or its affiliates or who are directors of RCI, increased to $25,000. Directors who are also directors of RCI, but not officers or employees of RCI or its subsidiaries are entitled to an annual retainer of $10,000 from the Company and to receive regular board and committee attendance fees for attending meetings of the Company. The annual committee retainer for the Chairperson of the Audit Committee was increased to $10,000. For Chairpersons of other committees of the Board, the annual retainers will remain unchanged at $5,000. Meeting fees for the Chairperson of the Audit Committee were increased to $3,000 and remain at $1,500 for other committee Chairpersons. Meeting fees were also increased for members of the Audit Committee to $1,500 per meeting, $1,750 for directors travelling more than 100 km, but less than 1,000 km, and $2,000 for directors travelling more than 1,000 km. Meeting fees remain unchanged for members of other committees at $1,000, $1,250 and $2,000, respectively. Directors do not receive compensation to prepare for board or committee meetings of the Company.

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

COMPOSITION OF THE COMPENSATION COMMITTEE

During the year ended December 31, 2004, the Compensation Committee of RWCI carried out the duties of the Compensation Committee. The Committee consisted of George A. Fierheller (Chairman), H. Garfield Emerson, Q.C. and Thomas I. Hull. Mr. Emerson is Deputy Chairman of Wireless and RWCI.

Report on Executive Compensation by the Compensation Committee

As a wholly owned subsidiary of RWCI, our executive compensation program is administered on our behalf by the RWCI Compensation Committee, comprised of six members of the Board of Directors of RWCI, none of whom are members of our management. The Compensation Committee reviews and approves our executive compensation policies and the compensation paid to the Chief Executive Officer and our other officers. The Compensation Committee also reviews the design and competitiveness of our compensation and benefit programs generally. The Compensation Committee met four times in 2004.

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

Base Salary

An executive’s base salary is determined by an assessment of his or her sustained performance and consideration of competitive compensation levels for the markets in which we operate.

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

Long-Term Incentives

We provide a stock option plan to key employees and officers. In prior years we, in conjunction with RCI, have provided a management share purchase plan to permit senior executives to acquire preferred shares convertible into Class B Non-Voting Shares of RCI. Certain officers participated in the RCI Stock Option Plan.

An important objective of these plans is to encourage executives to acquire a meaningful direct or indirect ownership interest in us over a period of time and as a result focus executives’ attention on the long-term interests of us and our shareholders.

Pension Plans

Our employees participate in the RCI pension plans. We record our participation in the RCI pension plans as if we had a defined contribution plan. For the year ended December 31, 2004, we made contributions to the plans of approximately $7.3 million, resulting in pension expense of the same amount. The RCI pension plans cover participants across the Rogers group of companies. The value of the total accrued pension benefit obligations and the total net assets in the RCI pension plans available to provide for these benefits, at market, were approximately $453.3 million and approximately $402.4 million, respectively, at the measurement date of September 30, 2004.

The Rogers Defined Benefit Pension Plan credits annual pension, payable at age 65, of 2% of career average earnings for each year of credited service, except that earnings for years before 2001 are replaced by 2001 earnings. Generally, the pension benefits for all are limited to maximum amounts of $1,722.22 per year of service prior to January 1, 2004, $1,833.33 per year of service for the 2004 plan year and $2,000.00 per year of service after December 31, 2004. Remuneration for pension purposes is defined as the total of salary and commissions not including overtime, bonuses or other special payments. The pensions are payable monthly for the lifetime of the officers and a minimum of 60 monthly payments are guaranteed.

Employees

For the years ended December 31, 2004, 2003 and 2002, we ended the year with approximately 3,700, 2,360 and 2,320 full-time equivalent employees, respectively.

The increase in the number of employees reflects the acquisition during 2004 of Fido Inc.

ITEM 7 – MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Ownership Structure

The following organization chart illustrates our ownership structure and indicates the jurisdiction of incorporation of each entity shown as at December 31, 2004. RWCI is a holding company, and its operations are conducted principally through us and Fido Solutions Inc. As indicated, RWCI is a corporation controlled by Rogers Communications Inc.

(1)	RCI’s interest in RWCI is held directly through RCI and indirectly through RWCI Acquisition Inc., a corporation incorporated under the laws of British Columbia.

(2)	Effective January 19, 2005 Microcell Telecommunications Inc. and Microcell Solutions Inc. changed their names to Fido Inc. and Fido Solutions Inc., respectively.

Principal Holders of Shares of the Company

To the knowledge of the Directors and officers of the Company, the only persons or corporations beneficially owning, directly or indirectly, or exercising control or direction over more than 10% of the outstanding voting shares of the Company are: (i) RCI, a corporation controlled by Edward S. Rogers, O.C., and certain corporations owned or controlled directly or indirectly by him and trusts for the benefit of Mr. Rogers and his family.

Related Party Transactions

This section is incorporated by reference to “Intercompany and Related Party Transactions”, section contained on pages 48-51 of our Management’s Discussion and Analysis for the year ended December 31, 2004.

ITEM 8 – FINANCIAL INFORMATION

Consolidated Financial Statements

Refer to Item 18.

Litigation

On August 9, 2004, a proceeding under the Class Actions Act (Saskatchewan) was brought against providers of wireless communications in Canada, including Wireless and Microcell. The proceeding involves allegations by wireless customers of breach of contract, misrepresentation and false advertising arising out of the charging of system access fees. The plaintiffs seek unquantified damages from the defendant wireless communications service providers. The proceeding has not been certified as a class action and it is too early to determine whether the proceeding will qualify for certification as a class action. Similar proceedings have also been brought against us and other providers of wireless communications in Canada in Alberta, British Columbia, Manitoba, Ontario and Québec. In addition, on December 9, 2004, we were served with a court order compelling us to produce certain records and other information relevant to an investigation initiated by the Commissioner of Competition under the misleading advertising provisions of the Competition Act with respect to our system access fee.

On April 21, 2004, a proceeding was brought against Microcell and others alleging breach of contract, breach of confidence, misuse of confidential information, breach of a duty of loyalty, good faith and to avoid a conflict of duty and self interest, and conspiracy. The proceeding involves Microcell’s Inukshuk fixed wireless venture. The plaintiff is seeking damages in the amount of $160 million. The proceeding is at an early stage.

Significant Changes

Refer to Item 4 - Information on the Company - Recent Developments.

ITEM 9 – LISTING DETAILS

Our common shares are wholly-owned by RWCI and are not listed on any securities exchange. In addition, our public debt securities are not listed on any securities exchange.

ITEM 10 –ADDITIONAL INFORMATION

Memorandum and Articles of Association

This section is incorporated by reference to Registration Statement No. 333-13504 filed previously with the SEC.

Material Contracts

No material contract outside the ordinary course of business has been entered into by the Company since January 1, 2002.

Exchange Controls

Canada has no system of exchange controls. There are no exchange restrictions on borrowing from foreign countries nor on the remittance of dividends, interest, royalties and similar payments, management fees, loan repayments, settlements of trade debts or the repatriation of capital.

The Investment Canada Act, Canada’s general foreign investment screening legislation, imposes notification and review obligations on non-Canadians who acquire control of an existing Canadian business. Depending on the nature and size of the intended transaction, a non-Canadian may be required to either notify the statutory agency established under the Investment Canada Act or obtain approval from the applicable Minister charged with administering the legislation. The statutory gross asset thresholds for Ministerial review of direct and indirect acquisitions of control of an existing Canadian business are Cdn$5 million and Cdn$50 million, depending upon the nature of the transaction. The gross asset threshold for Ministerial review of direct acquisition of control of Canadian businesses by a World Trade Organization Investor is currently Cdn$250 million. Indirect acquisitions by a World Trade Organization Investor are generally no longer reviewable. However, the non-review provisions and the higher threshold for direct acquisitions of a Canadian business by a World Trade Organization Investor do not apply if the acquired business is involved in certain specified industries such as uranium production, financial services, transportation services and cultural businesses (including book, video and film production and distribution, radio, television and cable television undertakings, satellite programming and broadcast network services). Moreover, even if the acquisition falls below the threshold, if it is in respect of a business activity that is related to Canada’s cultural heritage or national identity, it may be reviewed by the Minister whatever the size of the business. A non-Canadian may be ordered to divest itself of any investment completed without prior approval if the transaction implementing the investment was reviewable under the Investment Canada Act and, on review, the Minister is not satisfied that such investment is likely to be of net benefit to Canada. Under the Investment Canada Act, factors relevant to the determination of net benefit to Canada include the effect of the acquisition on employment, resource processing, sourcing, participation by Canadians in the business to be acquired, productivity, industrial efficiency, competition and the compatibility of the acquisition with national industrial economic policies.

For other limitations, refer to “Government Regulation – Restrictions on Non-Canadian Ownership and Control” section contained on page 28 of our Management’s Discussion and Analysis for the year ended December 31, 2004 and incorporated by reference.

Taxation

The following summary describes the material Canadian federal income tax consequences to a holder of Wireless’ public debt securities (the securities) who is a non-resident of Canada. The summary is based on the current provisions of the Income Tax Act (Canada) (the “Tax Act”) and the regulations thereunder, all specific proposals to amend the Tax Act and the regulations announced prior to the date hereof and the company’s understanding of the published administrative practices of Canada Revenue Agency. This summary does not take into account or anticipate any other changes in the law, whether by judicial, governmental or legislative decision or action, nor does it take into account tax legislation or considerations of any province or territory of Canada or any jurisdiction other than Canada.

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

We are subject to the informational requirements of the Securities Exchange Act of 1934 and in accordance therewith we file reports and other information with the SEC. Filed as exhibits to the registration statement or incorporated therein by reference are complete copies of the material contracts described herein. Such reports, registration statement and other information can be inspected and copied at the public reference facilities maintained by the SEC at its principal offices at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such information may be obtained from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The SEC also maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

ITEM 11 – QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

This section is incorporated by reference to “Liquidity and Capital Resources – Interest Rate and Foreign Exchange Management” section contained on pages 25-27 of our Management’s Discussion and Analysis for the year ended December 31, 2004.

ITEM 12 – DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13 –DEFAULTS, DIVIDENDS ARREARAGES AND DELINQUENCIES

None.

ITEM 14 –MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITIES HOLDERS AND USE OF PROCEEDS

None.

ITEM 15 – DISCLOSURE CONTROLS AND PROCEDURES

As of the end of the period covered by this report (the “Evaluation Date”), we conducted an evaluation (under the supervision and with the participation of our management, including the chief executive officer and chief financial officer), pursuant to Rule 13a-15 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), of the effectiveness of the design and operation of our disclosure controls and procedures. Based on this evaluation, our chief executive officer and chief financial officer concluded that as of the Evaluation Date such disclosure controls and procedures were reasonably designed to ensure that information required to be disclosed by us in reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission.

Since the last evaluation by our management of our internal controls, there have not been any significant changes in the internal controls or in other factors that could significantly affect the internal controls.

ITEM 16A – AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that we have at least one “audit committee financial expert”, (as defined in the instructions for Item 16A of Form 20-F), serving on our Audit Committee. The audit committee financial expert is the Chairman of the Audit Committee, J. Christopher C. Wansbrough.

ITEM 16B – CODE OF ETHICS

We have adopted a code of ethics which can be found on the Rogers website under the Corporate Governance section at www.rogers.com. A copy of the code of ethics also will be provided upon request to One Mount Pleasant Road, 16th Floor, Toronto, Ontario, M4Y 2Y5.

ITEM 16C – PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table presents fees for professional services rendered by KPMG LLP to us for the audit of our annual financial statements for 2004 and 2003, and fees billed for other services rendered by KPMG LLP.

	2004	2003
	($)	($)
Audit fees	1,757,543	520,500
Audit-related fees (1)	12,000	38,956
Tax fees (2)	254,503	73,680
All other fees (3)	—	30,000

Total	2,024,046	663,136

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

The following is the pre-approval process:

1.	Annually we will provide the Audit Committee with a list of the audit-related and non-audit services that are anticipated to be provided during the year for pre-approval. The Audit Committee will review the services with the auditor and management considering whether the provision of the service is compatible with maintaining the auditor’s independence.

2.	Management may engage the auditor for specific engagements that are included in the list of pre-approved services referred to above if the estimated fees do not exceed (i) $100,000 per engagement or (ii) $200,000 per quarter in aggregate amount on a consolidated basis for the Company.

3.	The Audit Committee delegates to the Chairman of the Audit Committee the authority to approve requests for services not included in the pre-approved list of services or for services not previously pre-approved by the Audit Committee. Any services approved by the Chairman will be reported to the full Audit Committee at the next meeting.

4.	A review of all audit and non-audit services and fees rendered to the Company and its subsidiaries by KPMG LLP will be reviewed each quarter by the Audit Committee.

PART III

ITEM 17 - FINANCIAL STATEMENTS

Not applicable.

ITEM 18 - FINANCIAL STATEMENTS

This section is incorporated herein by reference to the Consolidated Financial Statements furnished to the SEC under cover of a Form 6-K on March 18, 2005.

ITEM 19 - EXHIBITS

EXHIBIT INDEX

Exhibit
Number		Description

†1.1	—	Certificate of Amalgamation & Articles of Amalgamation of Rogers Wireless Inc.

†1.2	—	By-laws of Rogers Wireless Inc.

2.1	—	Rogers Wireless Inc. agrees to furnish to the Commission on request a copy of any instrument defining the rights of holders of long-term debt of Rogers Wireless Inc. and of any subsidiary for which consolidated or unconsolidated financial statements are required to be filed

††2.2	—	Indenture dated as of February 20, 2004, between Rogers Wireless Inc., as Issuer, and JPMorgan Chase Bank, as Trustee, relating to the 6.375% Senior (Secured) Notes due 2014

††2.3	—	Form of 6.375% Senior (Secured) Note due 2014 (included in Exhibit 2.2)

††2.4	—	Registration Rights Agreement dated as of February 20, 2004, among Rogers Wireless Inc. and Citigroup Global Markets Inc., J.P. Morgan Securities Inc., Morgan Stanley & Co. Incorporated, Scotia Capital (USA) Inc., CIBC World Markets Corp., RBC Capital Markets Corporation, TD Securities (USA) Inc., Harris Nesbitt Corp., SG Cowen Securities Corporation and Tokyo-Mitsubishi International plc, relating to the 6.375% Senior (Secured) Notes due 2014

††2.5	—	Pledge Agreement dated as of February 20, 2004, between Rogers Wireless Inc. and JPMorgan Chase Bank, as Trustee, relating to the 6.375% Senior (Secured) Notes due 2014

††2.6	—	Amended and Restated Deed of Trust dated as of March 15, 1997, between National Trust Company and Rogers Wireless Inc., as amended on March 19, 1997

††2.7	—	United States Dollar Bond issued under the Deed of Trust relating to the 6.375% Senior (Secured) Notes due 2014

*4.1	—	Management Services Agreement dated as of January 1, 1991, and as amended as of December 31, 1991, among Rogers Communications Inc., Rogers Wireless Communications Inc. and Rogers Wireless Inc.

**4.2	—	Form of Business Areas and Transfer Agreement between Rogers Communications Inc. and Rogers Wireless Communications Inc.

**4.3	—	Form of Minority Shareholder Protection Agreement between Rogers Communications Inc. and Rogers Wireless Communications Inc.

**4.4	—	Form of Trust Agreement dated as of July 25, 1991, among Rogers Communications Inc., Rogers Wireless Communications Inc. and National Trust Company, as Trustee

***4.5	—	Amended and Restated Credit Agreement dated as of March 15, 1997, among Rogers Wireless Inc., the lenders named therein and The Bank of Nova Scotia, as Agent, and exhibits thereto

†4.6	—	First Amendment Agreement to the Amended and Restated Credit Agreement dated as of April 12, 2001, between Rogers Wireless Inc., the lenders named therein and The Bank of Nova Scotia, as Agent

†4.7	—	Indenture dated as of May 2, 2001 between Rogers Wireless Inc. and The Chase Manhattan Bank, as Trustee, relating to the 9.625% Senior (Secured) Notes due 2011 of Rogers Wireless Inc.

*4.8	—	Form of Indenture for 10 1/2% Senior Secured Notes due 2006 of Rogers Wireless Inc.

Exhibit
Number		Description
*4.9	—	Form of Indenture for 9 3/8% Senior Secured Debentures due 2008 of Rogers Wireless Inc.

*4.10	—	Form of Indenture for 9 3/4% Senior Secured Debentures due 2016 of Rogers Wireless Inc.

***4.11	—	Senior Secured Note Indenture dated September 30, 1997 among Rogers Wireless Inc., The Chase Manhattan Bank, as U.S. Trustee, and CIBC Mellon Trust Company, as Canadian Trustee

***4.12	—	Senior Subordinated Note Indenture dated September 30, 1997 among Rogers Wireless Inc., The Chase Manhattan Bank, as U.S. Trustee, and CIBC Mellon Trust Company, as Canadian Trustee

†4.13	—	Master Purchase Agreement dated January 1, 1998 between Rogers Wireless Inc. and Ericsson Communications, Inc.

††4.14	—	Indenture dated as of November 30, 2004, between Rogers Wireless Inc., as Issuer, and JPMorgan Chase Bank, N.A., as Trustee, relating to the 7.625% Senior (Secured) Notes Due 2011

††4.15	—	Indenture dated as of November 30, 2004, between Rogers Wireless Inc., as Issuer, and JPMorgan Chase Bank, N.A., as Trustee, relating to the Floating Rate Senior (Secured) Notes Due 2010

††4.16	—	Indenture dated as of November 30, 2004, between Rogers Wireless Inc., as Issuer, and JPMorgan Chase Bank, N.A., as Trustee, relating to the 7.25% Senior (Secured) Notes Due 2012

†††4.17	—	Indenture dated as of November 30, 2004, between Rogers Wireless Inc., as Issuer, and JPMorgan Chase Bank, N.A., as Trustee, relating to the 7.50% Senior (Secured) Notes Due 2015

†††4.18	—	Indenture dated as of November 30, 2004, between Rogers Wireless Inc., as Issuer, and JPMorgan Chase Bank, N.A., as Trustee, relating to the 8.00% Senior Subordinated Notes Due 2012

††8.1	—	Subsidiaries of Rogers Wireless Inc.

12.1	—	Certification of Chief Executive Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002

12.2	—	Certification of Chief Financial Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002

12.3	—	Certification pursuant to section 906 of the Sarbanes-Oxley Act of 2002

12.4		Schedule of Valuation and Qualifying Accounts

12.5		Report of Independent Registered Public Accounting Firm

†	Filed as an exhibit to Registration Statement No. 333-13504 and incorporated by reference thereto

††	Filed as an exhibit to Registration Statement No. 333-113024 and incorporated herein by reference thereto

†††	Filed as an exhibit to Registration Statement No. 333-120935 and incorporated herein by reference thereto.

*	Filed as an exhibit to Registration Statement No. 333-3154 and incorporated herein by reference thereto

**	Filed as an exhibit to Registration Statement No. 33-41233 and incorporated herein by reference thereto

***	Filed as an exhibit to Registration Statement No. 333-7714 and incorporated herein by reference thereto

SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ROGERS WIRELESS INC.

(Registrant)

March 15, 2005	/s/ M. Lorraine Daly

(Date)	M. Lorraine Daly
Vice President, Treasurer

March 15, 2005	/s/ John R. Gossling

(Date)	John R. Gossling
Senior Vice President and
Chief Financial Officer

EXHIBIT INDEX

Exhibit
Number		Description

†1.1	—	Certificate of Amalgamation & Articles of Amalgamation of Rogers Wireless Inc.

†1.2	—	By-laws of Rogers Wireless Inc.

2.1	—	Rogers Wireless Inc. agrees to furnish to the Commission on request a copy of any instrument defining the rights of holders of long-term debt of Rogers Wireless Inc. and of any subsidiary for which consolidated or unconsolidated financial statements are required to be filed

††2.2	—	Indenture dated as of February 20, 2004, between Rogers Wireless Inc., as Issuer, and JPMorgan Chase Bank, as Trustee, relating to the 6.375% Senior (Secured) Notes due 2014

††2.3	—	Form of 6.375% Senior (Secured) Note due 2014 (included in Exhibit 2.2)

††2.4	—	Registration Rights Agreement dated as of February 20, 2004, among Rogers Wireless Inc. and Citigroup Global Markets Inc., J.P. Morgan Securities Inc., Morgan Stanley & Co. Incorporated, Scotia Capital (USA) Inc., CIBC World Markets Corp., RBC Capital Markets Corporation, TD Securities (USA) Inc., Harris Nesbitt Corp., SG Cowen Securities Corporation and Tokyo-Mitsubishi International plc, relating to the 6.375% Senior (Secured) Notes due 2014

††2.5	—	Pledge Agreement dated as of February 20, 2004, between Rogers Wireless Inc. and JPMorgan Chase Bank, as Trustee, relating to the 6.375% Senior (Secured) Notes due 2014

††2.6	—	Amended and Restated Deed of Trust dated as of March 15, 1997, between National Trust Company and Rogers Wireless Inc., as amended on March 19, 1997

††2.7	—	United States Dollar Bond issued under the Deed of Trust relating to the 6.375% Senior (Secured) Notes due 2014

*4.1	—	Management Services Agreement dated as of January 1, 1991, and as amended as of December 31, 1991, among Rogers Communications Inc., Rogers Wireless Communications Inc. and Rogers Wireless Inc.

**4.2	—	Form of Business Areas and Transfer Agreement between Rogers Communications Inc. and Rogers Wireless Communications Inc.

**4.3	—	Form of Minority Shareholder Protection Agreement between Rogers Communications Inc. and Rogers Wireless Communications Inc.

**4.4	—	Form of Trust Agreement dated as of July 25, 1991, among Rogers Communications Inc., Rogers Wireless Communications Inc. and National Trust Company, as Trustee

***4.5	—	Amended and Restated Credit Agreement dated as of March 15, 1997, among Rogers Wireless Inc., the lenders named therein and The Bank of Nova Scotia, as Agent, and exhibits thereto

†4.6	—	First Amendment Agreement to the Amended and Restated Credit Agreement dated as of April 12, 2001, between Rogers Wireless Inc., the lenders named therein and The Bank of Nova Scotia, as Agent

†4.7	—	Indenture dated as of May 2, 2001 between Rogers Wireless Inc. and The Chase Manhattan Bank, as Trustee, relating to the 9.625% Senior (Secured) Notes due 2011 of Rogers Wireless Inc.

*4.8	—	Form of Indenture for 10 1/2% Senior Secured Notes due 2006 of Rogers Wireless Inc.

Exhibit
Number		Description

*4.9	—	Form of Indenture for 9 3/8% Senior Secured Debentures due 2008 of Rogers Wireless Inc.

*4.10	—	Form of Indenture for 9 3/4% Senior Secured Debentures due 2016 of Rogers Wireless Inc.

***4.11	—	Senior Secured Note Indenture dated September 30, 1997 among Rogers Wireless Inc., The Chase Manhattan Bank, as U.S. Trustee, and CIBC Mellon Trust Company, as Canadian Trustee

***4.12	—	Senior Subordinated Note Indenture dated September 30, 1997 among Rogers Wireless Inc., The Chase Manhattan Bank, as U.S. Trustee, and CIBC Mellon Trust Company, as Canadian Trustee

†4.13	—	Master Purchase Agreement dated January 1, 1998 between Rogers Wireless Inc. and Ericsson Communications, Inc.

††4.14	—	Indenture dated as of November 30, 2004, between Rogers Wireless Inc., as Issuer, and JPMorgan Chase Bank, N.A., as Trustee, relating to the 7.625% Senior (Secured) Notes Due 2011

††4.15	—	Indenture dated as of November 30, 2004, between Rogers Wireless Inc., as Issuer, and JPMorgan Chase Bank, N.A., as Trustee, relating to the Floating Rate Senior (Secured) Notes Due 2010

††4.16	—	Indenture dated as of November 30, 2004, between Rogers Wireless Inc., as Issuer, and JPMorgan Chase Bank, N.A., as Trustee, relating to the 7.25% Senior (Secured) Notes Due 2012

†††4.17	—	Indenture dated as of November 30, 2004, between Rogers Wireless Inc., as Issuer, and JPMorgan Chase Bank, N.A., as Trustee, relating to the 7.50% Senior (Secured) Notes Due 2015

†††4.18	—	Indenture dated as of November 30, 2004, between Rogers Wireless Inc., as Issuer, and JPMorgan Chase Bank, N.A., as Trustee, relating to the 8.00% Senior Subordinated Notes Due 2012

††8.1	—	Subsidiaries of Rogers Wireless Inc.

12.1	—	Certification of Chief Executive Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002

12.2	—	Certification of Chief Financial Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002

12.3	—	Certification pursuant to section 906 of the Sarbanes-Oxley Act of 2002

12.4		Schedule of Valuation and Qualifying Accounts

12.5		Report of Independent Registered Public Accounting Firm

†	Filed as an exhibit to Registration Statement No. 333-13504 and incorporated by reference thereto

††	Filed as an exhibit to Registration Statement No. 333-113024 and incorporated herein by reference thereto

†††	Filed as an exhibit to Registration Statement No. 333-120935 and incorporated herein by reference thereto.

*	Filed as an exhibit to Registration Statement No. 333-3154 and incorporated herein by reference thereto

**	Filed as an exhibit to Registration Statement No. 33-41233 and incorporated herein by reference thereto

***	Filed as an exhibit to Registration Statement No. 333-7714 and incorporated herein by reference thereto