Form 20-F/A
period 2004-12-31
ROGERS WIRELESS INC
filed 2005-07-15
CIK 879763

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

Documents Incorporated by Reference

Our important business and financial information is incorporated by reference from our Management’s Discussion and Analysis for the year ended December 31, 2004, which was filed with the Securities and Exchange Commission (“SEC”) under cover of a Form 6-K dated March 18, 2005.

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

EXPLANATORY NOTE

Rogers Wireless Inc. (the “Company”) is filing this Amendment No. 1 to its Annual Report on Form 20-F for the year ended December 31, 2004 (the “2004 Annual Report”), which was filed with the Securities and Exchange Commission on March 18, 2005, to clarify information included under the headings “Documents Incorporated by Reference”, “Item 15—Disclosure Controls and Procedures”, and ”Item 18—Financial Statements”. We are filing the amended 2004 Annual Report in its entirety. This Amendment No. 1 does not reflect events occurring after the original filing of the 2004 Annual Report or modify or update the disclosures therein in any way other than as described above.

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

None.

ITEM 14 –MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITIES HOLDERS AND USE OF PROCEEDS

None.

ITEM 15 – DISCLOSURE CONTROLS AND PROCEDURES

As of the end of the period covered by this report (the “Evaluation Date”), we conducted an evaluation (under the supervision and with the participation of our management, including the chief executive officer and chief financial officer), pursuant to Rule 13a-15 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), of the effectiveness of the design and operation of our disclosure controls and procedures. Based on this evaluation, our chief executive officer and chief financial officer concluded that as of the Evaluation Date such disclosure controls and procedures were effective.

Since the last evaluation by our management of our internal controls, there have been no changes in the internal controls or in other factors that could significantly affect the internal controls that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

PART III

ITEM 17 - FINANCIAL STATEMENTS

Not applicable.

ITEM 18 - FINANCIAL STATEMENTS

This section is incorporated herein by reference to the Consolidated Financial Statements filed with the SEC under cover of a Form 6-K on March 18, 2005.

ITEM 19 - EXHIBITS

EXHIBIT INDEX

Exhibit
Number		Description

†1.1	—	Certificate of Amalgamation & Articles of Amalgamation of Rogers Wireless Inc.

†1.2	—	By-laws of Rogers Wireless Inc.

2.1	—	Rogers Wireless Inc. agrees to furnish to the Commission on request a copy of any instrument defining the rights of holders of long-term debt of Rogers Wireless Inc. and of any subsidiary for which consolidated or unconsolidated financial statements are required to be filed

††2.2	—	Indenture dated as of February 20, 2004, between Rogers Wireless Inc., as Issuer, and JPMorgan Chase Bank, as Trustee, relating to the 6.375% Senior (Secured) Notes due 2014

††2.3	—	Form of 6.375% Senior (Secured) Note due 2014 (included in Exhibit 2.2)

††2.4	—	Registration Rights Agreement dated as of February 20, 2004, among Rogers Wireless Inc. and Citigroup Global Markets Inc., J.P. Morgan Securities Inc., Morgan Stanley & Co. Incorporated, Scotia Capital (USA) Inc., CIBC World Markets Corp., RBC Capital Markets Corporation, TD Securities (USA) Inc., Harris Nesbitt Corp., SG Cowen Securities Corporation and Tokyo-Mitsubishi International plc, relating to the 6.375% Senior (Secured) Notes due 2014

††2.5	—	Pledge Agreement dated as of February 20, 2004, between Rogers Wireless Inc. and JPMorgan Chase Bank, as Trustee, relating to the 6.375% Senior (Secured) Notes due 2014

††2.6	—	Amended and Restated Deed of Trust dated as of March 15, 1997, between National Trust Company and Rogers Wireless Inc., as amended on March 19, 1997

††2.7	—	United States Dollar Bond issued under the Deed of Trust relating to the 6.375% Senior (Secured) Notes due 2014

*4.1	—	Management Services Agreement dated as of January 1, 1991, and as amended as of December 31, 1991, among Rogers Communications Inc., Rogers Wireless Communications Inc. and Rogers Wireless Inc.

**4.2	—	Form of Business Areas and Transfer Agreement between Rogers Communications Inc. and Rogers Wireless Communications Inc.

**4.3	—	Form of Minority Shareholder Protection Agreement between Rogers Communications Inc. and Rogers Wireless Communications Inc.

**4.4	—	Form of Trust Agreement dated as of July 25, 1991, among Rogers Communications Inc., Rogers Wireless Communications Inc. and National Trust Company, as Trustee

***4.5	—	Amended and Restated Credit Agreement dated as of March 15, 1997, among Rogers Wireless Inc., the lenders named therein and The Bank of Nova Scotia, as Agent, and exhibits thereto

†4.6	—	First Amendment Agreement to the Amended and Restated Credit Agreement dated as of April 12, 2001, between Rogers Wireless Inc., the lenders named therein and The Bank of Nova Scotia, as Agent

†4.7	—	Indenture dated as of May 2, 2001 between Rogers Wireless Inc. and The Chase Manhattan Bank, as Trustee, relating to the 9.625% Senior (Secured) Notes due 2011 of Rogers Wireless Inc.

*4.8	—	Form of Indenture for 10 1/2% Senior Secured Notes due 2006 of Rogers Wireless Inc.

Exhibit
Number		Description
*4.9	—	Form of Indenture for 9 3/8% Senior Secured Debentures due 2008 of Rogers Wireless Inc.

*4.10	—	Form of Indenture for 9 3/4% Senior Secured Debentures due 2016 of Rogers Wireless Inc.

***4.11	—	Senior Secured Note Indenture dated September 30, 1997 among Rogers Wireless Inc., The Chase Manhattan Bank, as U.S. Trustee, and CIBC Mellon Trust Company, as Canadian Trustee

***4.12	—	Senior Subordinated Note Indenture dated September 30, 1997 among Rogers Wireless Inc., The Chase Manhattan Bank, as U.S. Trustee, and CIBC Mellon Trust Company, as Canadian Trustee

†4.13	—	Master Purchase Agreement dated January 1, 1998 between Rogers Wireless Inc. and Ericsson Communications, Inc.

††4.14	—	Indenture dated as of November 30, 2004, between Rogers Wireless Inc., as Issuer, and JPMorgan Chase Bank, N.A., as Trustee, relating to the 7.625% Senior (Secured) Notes Due 2011

††4.15	—	Indenture dated as of November 30, 2004, between Rogers Wireless Inc., as Issuer, and JPMorgan Chase Bank, N.A., as Trustee, relating to the Floating Rate Senior (Secured) Notes Due 2010

††4.16	—	Indenture dated as of November 30, 2004, between Rogers Wireless Inc., as Issuer, and JPMorgan Chase Bank, N.A., as Trustee, relating to the 7.25% Senior (Secured) Notes Due 2012

†††4.17	—	Indenture dated as of November 30, 2004, between Rogers Wireless Inc., as Issuer, and JPMorgan Chase Bank, N.A., as Trustee, relating to the 7.50% Senior (Secured) Notes Due 2015

†††4.18	—	Indenture dated as of November 30, 2004, between Rogers Wireless Inc., as Issuer, and JPMorgan Chase Bank, N.A., as Trustee, relating to the 8.00% Senior Subordinated Notes Due 2012

††8.1	—	Subsidiaries of Rogers Wireless Inc.

12.1	—	Certification of Chief Executive Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002

12.2	—	Certification of Chief Financial Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002

12.3	—	Certification pursuant to section 906 of the Sarbanes-Oxley Act of 2002

††††12.4		Schedule of Valuation and Qualifying Accounts

††††12.5		Report of Independent Registered Public Accounting Firm

†	Filed as an exhibit to Registration Statement No. 333-13504 and incorporated by reference thereto

††	Filed as an exhibit to Registration Statement No. 333-113024 and incorporated herein by reference thereto

†††	Filed as an exhibit to Registration Statement No. 333-120935 and incorporated herein by reference thereto.

*	Filed as an exhibit to Registration Statement No. 333-3154 and incorporated herein by reference thereto

**	Filed as an exhibit to Registration Statement No. 33-41233 and incorporated herein by reference thereto

***	Filed as an exhibit to Registration Statement No. 333-7714 and incorporated herein by reference thereto

††††	Filed on March 18, 2005 as an exhibit to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2004.

SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ROGERS WIRELESS INC.

(Registrant)

July 15, 2005	/s/ M. Lorraine Daly

(Date)	M. Lorraine Daly
Vice President, Treasurer

July 15, 2005	/s/ Alan D. Horn

(Date)	Alan D. Horn
Vice President

EXHIBIT INDEX

Exhibit
Number		Description

†1.1	—	Certificate of Amalgamation & Articles of Amalgamation of Rogers Wireless Inc.

†1.2	—	By-laws of Rogers Wireless Inc.

2.1	—	Rogers Wireless Inc. agrees to furnish to the Commission on request a copy of any instrument defining the rights of holders of long-term debt of Rogers Wireless Inc. and of any subsidiary for which consolidated or unconsolidated financial statements are required to be filed

††2.2	—	Indenture dated as of February 20, 2004, between Rogers Wireless Inc., as Issuer, and JPMorgan Chase Bank, as Trustee, relating to the 6.375% Senior (Secured) Notes due 2014

††2.3	—	Form of 6.375% Senior (Secured) Note due 2014 (included in Exhibit 2.2)

††2.4	—	Registration Rights Agreement dated as of February 20, 2004, among Rogers Wireless Inc. and Citigroup Global Markets Inc., J.P. Morgan Securities Inc., Morgan Stanley & Co. Incorporated, Scotia Capital (USA) Inc., CIBC World Markets Corp., RBC Capital Markets Corporation, TD Securities (USA) Inc., Harris Nesbitt Corp., SG Cowen Securities Corporation and Tokyo-Mitsubishi International plc, relating to the 6.375% Senior (Secured) Notes due 2014

††2.5	—	Pledge Agreement dated as of February 20, 2004, between Rogers Wireless Inc. and JPMorgan Chase Bank, as Trustee, relating to the 6.375% Senior (Secured) Notes due 2014

††2.6	—	Amended and Restated Deed of Trust dated as of March 15, 1997, between National Trust Company and Rogers Wireless Inc., as amended on March 19, 1997

††2.7	—	United States Dollar Bond issued under the Deed of Trust relating to the 6.375% Senior (Secured) Notes due 2014

*4.1	—	Management Services Agreement dated as of January 1, 1991, and as amended as of December 31, 1991, among Rogers Communications Inc., Rogers Wireless Communications Inc. and Rogers Wireless Inc.

**4.2	—	Form of Business Areas and Transfer Agreement between Rogers Communications Inc. and Rogers Wireless Communications Inc.

**4.3	—	Form of Minority Shareholder Protection Agreement between Rogers Communications Inc. and Rogers Wireless Communications Inc.

**4.4	—	Form of Trust Agreement dated as of July 25, 1991, among Rogers Communications Inc., Rogers Wireless Communications Inc. and National Trust Company, as Trustee

***4.5	—	Amended and Restated Credit Agreement dated as of March 15, 1997, among Rogers Wireless Inc., the lenders named therein and The Bank of Nova Scotia, as Agent, and exhibits thereto

†4.6	—	First Amendment Agreement to the Amended and Restated Credit Agreement dated as of April 12, 2001, between Rogers Wireless Inc., the lenders named therein and The Bank of Nova Scotia, as Agent

†4.7	—	Indenture dated as of May 2, 2001 between Rogers Wireless Inc. and The Chase Manhattan Bank, as Trustee, relating to the 9.625% Senior (Secured) Notes due 2011 of Rogers Wireless Inc.

*4.8	—	Form of Indenture for 10 1/2% Senior Secured Notes due 2006 of Rogers Wireless Inc.

Exhibit
Number		Description

*4.9	—	Form of Indenture for 9 3/8% Senior Secured Debentures due 2008 of Rogers Wireless Inc.

*4.10	—	Form of Indenture for 9 3/4% Senior Secured Debentures due 2016 of Rogers Wireless Inc.

***4.11	—	Senior Secured Note Indenture dated September 30, 1997 among Rogers Wireless Inc., The Chase Manhattan Bank, as U.S. Trustee, and CIBC Mellon Trust Company, as Canadian Trustee

***4.12	—	Senior Subordinated Note Indenture dated September 30, 1997 among Rogers Wireless Inc., The Chase Manhattan Bank, as U.S. Trustee, and CIBC Mellon Trust Company, as Canadian Trustee

†4.13	—	Master Purchase Agreement dated January 1, 1998 between Rogers Wireless Inc. and Ericsson Communications, Inc.

††4.14	—	Indenture dated as of November 30, 2004, between Rogers Wireless Inc., as Issuer, and JPMorgan Chase Bank, N.A., as Trustee, relating to the 7.625% Senior (Secured) Notes Due 2011

††4.15	—	Indenture dated as of November 30, 2004, between Rogers Wireless Inc., as Issuer, and JPMorgan Chase Bank, N.A., as Trustee, relating to the Floating Rate Senior (Secured) Notes Due 2010

††4.16	—	Indenture dated as of November 30, 2004, between Rogers Wireless Inc., as Issuer, and JPMorgan Chase Bank, N.A., as Trustee, relating to the 7.25% Senior (Secured) Notes Due 2012

†††4.17	—	Indenture dated as of November 30, 2004, between Rogers Wireless Inc., as Issuer, and JPMorgan Chase Bank, N.A., as Trustee, relating to the 7.50% Senior (Secured) Notes Due 2015

†††4.18	—	Indenture dated as of November 30, 2004, between Rogers Wireless Inc., as Issuer, and JPMorgan Chase Bank, N.A., as Trustee, relating to the 8.00% Senior Subordinated Notes Due 2012

††8.1	—	Subsidiaries of Rogers Wireless Inc.

12.1	—	Certification of Chief Executive Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002

12.2	—	Certification of Chief Financial Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002

12.3	—	Certification pursuant to section 906 of the Sarbanes-Oxley Act of 2002

††††12.4		Schedule of Valuation and Qualifying Accounts

12.5		Report of Independent Registered Public Accounting Firm

†	Filed as an exhibit to Registration Statement No. 333-13504 and incorporated by reference thereto

††	Filed as an exhibit to Registration Statement No. 333-113024 and incorporated herein by reference thereto

†††	Filed as an exhibit to Registration Statement No. 333-120935 and incorporated herein by reference thereto.

*	Filed as an exhibit to Registration Statement No. 333-3154 and incorporated herein by reference thereto

**	Filed as an exhibit to Registration Statement No. 33-41233 and incorporated herein by reference thereto

***	Filed as an exhibit to Registration Statement No. 333-7714 and incorporated herein by reference thereto

††††	Filed on March 18, 2005 as an exhibit to the Company’s Annual Report on Form 20-F for the fiscal year ended December, 2004.