Form 20-F
period 2005-12-31
ROGERS WIRELESS INC
filed 2006-03-09
CIK 879763

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report _________
For the transition period from                     to                     .
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
1,603,628 Class A Common shares
1,000,000 First Preferred Shares
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
☐  Yes     ☑  No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
☐  Yes     ☑  No
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceeding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.
☑  Yes     ☐  No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑
Indicate by check mark which financial statement item the registrant has elected to follow.
☐  Item 17     ☑  Item 18
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of The Exchange Act).
☐  Yes     ☑  No
Unless otherwise noted, all references to dollar amounts in this Form 20-F are stated in Canadian dollars. On December 31, 2005, the inverse of the noon buying rate in New York City for cable transfers of Canadian funds as certified for customs purposes by the Federal Reserve Bank of New York was Cdn$1.00 = US$0.8579.
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

Documents Incorporated by Reference
Our important business and financial information is incorporated by reference from our Management’s Discussion and Analysis for the year ended December 31, 2005, which was filed with the Securities and Exchange Commission (“SEC”) under cover of a Form 6-K dated March 9, 2006.
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
ITEM 2 – OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.
ITEM 3 – KEY INFORMATION
Selected Financial Data
The following data should be read in conjunction with our audited consolidated financial statements, the notes related to those financial statements and the section entitled “Item 5 – Operating and Financial Review and Prospects”. The selected data for and as of each of the five years ended December 31, 2005 is derived from our audited consolidated financial statements which have been audited by KPMG LLP, independent chartered accountants, whose reports on the audited consolidated financial statements is incorporated by reference in this annual report.
Our consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP). For a discussion of the principal differences between Canadian and U.S. GAAP, see note 22 to our audited consolidated financial statements and the section entitled “U.S. GAAP Differences” on page 51 of our Management’s Discussion and Analysis for the year ended December 31, 2005.
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

	Year Ended December 31,
	2001	2002	2003	2004	2005
	(In thousands of dollars, except per share amounts)
AMOUNTS UNDER CANADIAN GAAP(1)
Statement of Income Data:
Operating revenue (2)
Postpaid (voice and data) (3)	$1,464,423	$1,628,095	$1,911,073	$2,361,128	$3,383,444
Prepaid	71,068	91,151	91,255	116,658	209,588
One-way messaging	43,632	35,238	27,565	24,480	19,628

Network revenue (3)	1,579,123	1,754,484	2,029,893	2,502,266	3,612,660
Equipment sales (3)	61,766	137,030	177,901	281,259	393,996

Total (3)	1,640,889	1,891,514	2,207,794	2,783,525	4,006,656
Cost of equipment sales (3)	236,313	296,794	380,771	509,540	773,215
Sales and marketing expenses (3)	259,561	328,884	361,998	444,379	603,823
Operating, general and administrative expenses (2)(3)	733,070	738,149	737,400	874,831	1,283,979
Integration expenses (4)	—	—	—	4,415	53,607
Management fees (6)	10,684	11,006	11,336	11,675	12,025
Other (5)	—	(12,331)		—	—
Depreciation and amortization	382,608	457,133	518,599	497,674	615,710

Operating income	18,653	71,879	197,690	441,011	709,297
Interest expense, net	184,330	195,150	193,607	226,562	394,863
Foreign exchange loss (gain)	35,086	(6,410)	(135,242)	46,714	(25,697)
Change in the fair value of derivative instruments	—	—	—	7,800	27,324
Loss (gain) on repayment of long-term debt	—	(30,997)	—	2,313	—
Investment and other expense (income)	(2,147)	(224)	(932)	(7,940)	5,669

Income (loss) before income taxes	(198,616)	(85,640)	140,257	165,562	307,138
Income taxes expense (reduction)	6,945	5,258	2,374	6,498	(83,547)

Net income (loss) for the year	$(205,561)	$(90,898)	$137,883	$159,064	$390,685

Basic and diluted earnings (loss) per share	$(128.66)	$(56.67)	$85.96	$99.17	$236.91

	As at December 31,
	2001	2002	2003	2004	2005
		(In thousands of dollars)
Balance Sheet Data (at year end):
Property, plant and equipment, net	$2,252,328	$2,371,133	$2,299,919	$2,586,264	$2,681,415
Goodwill	7,058	7,058	7,058	757,545	148,456
Intangible assets	421,814	419,294	396,824	1,076,156	941,132
Total assets	3,048,556	3,176,663	3,107,343	5,054,803	7,103,401
Senior debt(7)(8)	2,134,040	2,194,908	1,841,696	4,212,666	4,171,177
Total debt(7)(8)	2,526,449	2,527,783	2,073,139	5,044,106	4,637,537
Shareholder’s equity (deficiency)	302,226	211,328	440,452	(1,146,245)	1,246,502
Additions to property, plant and equipment	654,457	564,552	411,933	439,157	584,922

	Year Ended December 31,
	2001	2002	2003	2004	2005
	(In thousands of dollars, except per share amounts)
AMOUNTS UNDER U.S. GAAP(1)
Statement of Income Data:
Revenue(2)(3)(9)	$1,640,889	$1,891,514	$2,207,794	$2,783,525	$4,006,658

Operating income (loss)	(7,570)	72,607	197,698	403,757	465,748
Interest expense, net	168,496	188,689	187,914	220,031	377,642
Other expense (income), net	8,412	(125,752)	(33,387)	194,291	186,658

Income (loss) before income taxes	(184,478)	9,670	43,171	(10,565)	(98,552)
Income taxes expense (reduction)	6,945	5,258	2,374	6,498	(83,547)

Net income (loss) for the year	$(191,423)	$4,412	$40,797	(17,063)	(15,005)

Basic and diluted earnings (loss) per share	$(119.85)	$2.75	$25.43	$(10.64)	$(16.02)

	As at December 31,
	2001	2002	2003	2004	2005
	(In thousands of dollars)
Balance Sheet Data (at period end):
Property, plant and equipment, net	$2,267,223	$2,390,241	$2,321,752	$2,641,440	$2,700,856
Goodwill	528,925	528,925	528,925	1,742,392	1,082,037
Total assets	3,603,893	3,827,310	3,660,904	7,835,755	9,629,657
Senior debt(7)(8)	2,134,040	2,194,908	1,841,696	4,267,898	4,215,840
Total debt(7)(8)	2,526,449	2,527,783	2,073,139	5,099,338	4,681,863
Shareholder’s equity (deficiency)	$857,563	$861,975	$994,013	$1,423,740	$3,413,863

(1)	In certain respects, Canadian GAAP differs from U.S. GAAP. Accordingly, certain line items with respect to Statement of Income Data and Balance Sheet Data differ as a result of the application of U.S. GAAP. For a discussion of the principal differences between Canadian GAAP and U.S. GAAP, see note 22 to the Consolidated Financial Statements.

(2)	In 2001, revenue was restated to record gross roaming revenue in accordance with accounting guidance and industry practice. Subscriber roaming expenses are now reported as operating expenses. Previously, these expenses and the associated revenue generated from such roaming services were netted against one another and recorded in revenue. As a result, revenue for the year ended December 31, 2001 was increased by approximately $109.4 million and operating, general and administrative expenses have increased by the same amounts. Operating income for all periods presented is unaffected by the change. All references to revenue and operating, general and administrative expenses reflect this change. In the first quarter of 2003, we introduced enhanced reporting classification for stratifying subscriber and revenue categories, which more clearly reflects the emergence of data products and integrated voice and data devices. Concurrently, we changed our classification of subscribers of certain resale two-way messaging arrangements for reporting purposes. The previous periods’ subscriber and revenue categories have been reclassified to conform to this current presentation. We now report subscribers and revenues in three categories: postpaid, prepaid and one-way messaging. Postpaid includes voice-only and data-only subscribers, as well as subscribers with service plans integrating both voice and data. In addition, as discussed in note 3 below, further changes to the classification of revenues and expenses were made effective January 1, 2004. As a result of these reclassifications, all periods presented have been reclassified. These enhancements to the classification of revenue categories had no impact on the reported operating income in the current or previous periods.

(3)	As a result of retrospectively adopting new Canadian accounting standards on January 1, 2004, including Emerging Issues Committee Abstract (“EIC”) 142, “Revenue Arrangements with Multiple Deliverables”, EIC 141 “Revenue Recognition” and Canadian Institute of Chartered Accountants Handbook Section 1100, “Generally Accepted Accounting Principles”, regarding the timing of revenue recognition and the classification of certain items as revenue or expense, we made the following changes to our classification of certain revenue and expense items:
•	Activation fees are classified as equipment revenue. Previously, these amounts were classified as network revenue.

•	Recoveries from new and existing subscribers from the sale of equipment are now classified as equipment revenue. Previously, these amounts were recorded as a reduction to sales expense in the case of a new subscriber, or a reduction to operating, general and administrative expense in the case of an existing subscriber.

•	Equipment subsidies provided to new and existing subscribers are classified as a reduction to equipment revenue. Previously, these amounts were recorded as sales expense in the case of a new subscriber or as an operating, general and administrative expense in the case of an existing subscriber. Costs for equipment provided under retention programs to existing subscribers are recorded as cost of equipment sales. Previously these amounts were recorded as operating, general and administrative expense.

•	Certain other recoveries from subscribers related to collections activities are now recorded as network revenue rather than as a recovery of operating, general and administrative expenses.

(4)	During the years ended 2004 and 2005, we incurred $4.4 million and $53.6 million, respectively, of integration costs related to the Fido acquisition.

(5)	During 2002, we recorded a recovery related to the change in estimates of sales tax and CRTC contribution liabilities.

(6)	We are a party to a management services agreement with RCI and RWCI, under which RCI provides finance, treasury, legal, regulatory, administrative and strategic planning services to us in exchange for a fee. The fee per year is the greater of $8.0 million (adjusted for changes in the Canadian consumer price index from January 1, 1991) and an amount agreed to by RCI and the independent directors serving on the Audit Committee of RWCI under guidelines specified in the management services agreement. In addition, for services not specifically covered under the management services agreement, the fee is generally equal to RCI’s cost. As a result of RCI’s acquisition of the minority interests of RWCI, we are reviewing the RCI management services agreement to determine if any changes may be appropriate.

(7)	Total debt includes long-term debt and all intercompany subordinated. The following table sets forth, for the periods indicated, our outstanding intercompany subordinated debt owing to RCI and RWCI:

	As at December 31,
	2001	2002	2003	2004	2005
	(In thousands of dollars)
Intercompany subordinated debt owing to RWCI	50,000	50,000	—	350,000	—

Total intercompany subordinated debt	$50,000	$50,000	$—	$350,000	$—

     In July 2003, we issued 10 Class A Common Shares to RWCI for consideration of $91.2 million, comprised of the set-off of the $50.0 million intercompany subordinated debt owing to RWCI, the set-off of an aggregate $32.9 million of intercompany amounts payable to RWCI and $8.3 million paid in cash.

Reconciliation of Long-Term Debt to Total and Senior Debt

	As at December 31,
	2001	2002	2003	2004	2005
	(In thousands of dollars)
Long-term debt(8)	$2,476,449	$2,477,783	$2,073,139	$4,694,106	$4,637,537
Intercompany subordinated debt as shown above	50,000	50,000	—	350,000	—

Total debt(8)	2,526,449	2,527,783	2,073,139	5,044,106	4,637,537
Intercompany subordinated debt	(50,000)	(50,000)	—	(350,000)	—
Senior subordinated notes	(342,409)	(282,875)	(231,443)	(481,440)	(466,360)

Senior debt	$2,134,040	$2,194,908	$1,841,696	$4,212,666	$4,171,177

(8)	As a result of our adoption of new Canadian GAAP for hedge accounting, effective January 1, 2004, we no longer treat the impact of our cross-currency interest rate exchange agreements (“swaps”) as a component of long-term debt. For comparison purposes, all prior periods have been reclassified. Accordingly, our total debt and senior debt at each period end under Canadian and U.S. GAAP are presented at the balance sheet date rate of exchange, and do not include the effect of our swaps.

(9)	Revenue under U.S. GAAP has been reclassified to reflect the items indicated in note 3 above.
Dividends
We did not pay dividends in 2005, 2004, 2003 or 2002. We paid dividends in 2001 of $0.8 million (US$0.5 million). Any future determination as to the payment of dividends will be at the discretion of our Board of Directors and will depend on our operating results, financial condition and capital requirements, general business conditions and such other factors as our Board of Directors deems relevant. We are party to various credit agreements that restrict our ability to declare dividends. For 2005, we recorded cumulative dividends of $10.7 million on our First preferred shares.
In December 2004, we distributed $1,750.0 million as a return of capital to RWCI, comprised of $1,400.0 million in cash and $350.0 million by the issuance of a demand subordinated non-interest bearing promissory note. This distribution was permitted under all agreements governing the Company’s outstanding indebtedness. As a result of this distribution, the stated value of the Class A Common Shares was reduced.
Exchange Rate Data
The following table sets forth, for the periods indicated, the average, high, low and end of period noon buying rates in the City of New York for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York. Such rates are set forth as U.S. dollars per Cdn$1.00 and are the inverse of rates quoted by the Federal Reserve Bank of New York for Canadian dollars per U.S.$1.00. On March 6, 2006, the inverse of the noon buying rate was Cdn$1.00 equals US$0.8771.

Year ended	Average (1)	High	Low	Period End
December 31, 2005	0.8282	0.8690	0.7872	0.8579
December 31, 2004	0.7719	0.8493	0.7158	0.8310
December 31, 2003	0.7205	0.7738	0.6349	0.7738
December 31, 2002	0.6370	0.6619	0.6200	0.6329
December 31, 2001	0.6446	0.6697	0.6241	0.6279

Month Ended	Average (2)	High	Low	Period End
February, 28, 2006	0.8704	0.8788	0.8638	0.8788
January 31, 2006	0.8642	0.8744	0.8528	0.8744
December 31, 2005	0.8610	0.8690	0.8521	0.8579
November 30, 2005	0.8464	0.8579	0.8361	0.8569
October 31, 2005	0.8493	0.8579	0.8413	0.8477
September 30, 2005	0.8492	0.8615	0.8418	0.8615

(1)	The average of the exchange rates on the last day of each month during the applicable year.

(2)	The average of the exchange rates for all days during the applicable month.

Risk Factors
This section is incorporated by reference to the “Risks and Uncertainties” section contained on pages 36-43 of our Management’s Discussion and Analysis for the year ended December 31, 2005.
ITEM 4 – INFORMATION ON THE COMPANY
History and Development of the Company:
Name and Incorporation
We are wholly-owned by RWCI and are the principal operating subsidiary of RWCI. We are incorporated under the Canada Business Corporations Act pursuant to Articles of Amalgamation dated January 1, 1997.
Our executive offices are located at One Mount Pleasant Road, 16th Floor, Toronto, Ontario, Canada M4Y 2Y5. Our telephone number is 416-935-1100. Our agent for service in the United States is CT Corporation System, 111 Eighth Avenue, 13th Floor, New York City, NY, U.S.A. 10011. CT Corporation’s telephone number is 212-894-8400.
Recent Developments
2005 Highlights
•	The Fido integration was essentially completed with the two GSM networks now fully integrated and all postpaid and prepaid retail Fido subscribers migrated onto the Wireless billing platforms.

•	During 2005, with the approval of its Board of Directors, RCI entered into an arrangement to sell to its controlling shareholder, for $13 million in cash, the shares in two of RCI’s wholly-owned subsidiaries whose only asset will consist of tax losses aggregating approximately $100 million. These tax losses will be transferred from us to one of these wholly-owned subsidiaries of RCI. The terms of the transaction were reviewed and approved by a Special Committee of the Board of Directors of RCI comprised of independent directors. In order to facilitate this loss transfer arrangement, we filed articles of amendment authorizing the creation of an unlimited number of non-voting First preferred shares (See Note 14 to the 2005 Audited Consolidated Financial Statements). We then entered into an agreement with RCI whereby we agreed to purchase the preferred shares of a subsidiary of RCI with the consideration being our First preferred shares. We then entered into an agreement with a subsidiary of RCI whereby we subscribed for and purchased a demand promissory note in the principal amount of $2,000.0 million bearing interest at 8% per annum. We satisfied this purchase by transferring the preferred shares of a subsidiary of RCI to another subsidiary of RCI.
2004 Highlights
•	On December 31, 2004, we became a wholly-owned subsidiary of RCI through RCI’s direct and indirect acquisition of all of the RWCI Class B Restricted Voting shares held by the public for consideration of 1.75 RCI Class B Non-Voting Share for each RWCI Restricted Voting share held by the public.

•	On November 30, 2004, we completed a private placement in an aggregate principal amount of approximately US $2,356.0 million (approximately Cdn. $2,807.0 million). The private placement consisted of Cdn. $460.0 million 7.625% Senior (Secured) Notes Due 2011, US $550.0 million Floating Rate Senior (Secured) Notes Due 2010, US $470.0 million 7.25% Senior (Secured) Notes Due 2012, US $550.0 million 7.50% Senior (Secured) Notes Due 2015, and US $400.0 million 8.0% Senior Subordinated Notes Due 2012. Wireless completed the private placement on November 30, 2004.

•	We successfully completed the deployment of EDGE technology across Wireless’ entire GSM/GPRS network and introduced devices which enable subscribers to enjoy greatly increased wireless data speeds.

•	On October 8, 2004, Wireless and its bank lenders entered into an amending agreement to Wireless’ $700.0 million bank credit facility that provided, among other things, for a two year extension to the maturity date and a reduction schedule so that the Wireless bank credit facility now reduces by $140.0 million on each of April 30, 2008 and April 30, 2009 with the maturity date on April 30, 2010. The provision for early maturity in the event that Wireless’ 10 1/2% Senior Secured Notes due 2006 are not repaid (by refinancing or otherwise) on or prior to December 31, 2005 has been eliminated. In addition, certain financial ratios to be maintained on a quarterly basis have been made less restrictive, the restriction on the annual amount of additions to property, plant and equipment (“PP&E”) has been eliminated and the restriction on the payment of dividends and other shareholder distributions has been eliminated other than in the case of a default or event of default under the terms of the bank credit facility.

•	On October 13, 2004, RCI completed the acquisition from AWE of its 34% stake in RWCI for approximately $1,767 million in cash, increasing RCI’s ownership of RWCI from 55.3% at September 30, 2004 to 89.3%.

•	On September 20, 2004, we announced an all cash offer of $35.00 per share to acquire all of the issued and outstanding equity securities of Microcell, Canada’s fourth largest wireless communications provider. Microcell’s Board of Directors recommended that its shareholders tender to the offer, the Company obtained certain necessary regulatory approvals and the acquisition was successfully completed effective November 9, 2004 for approximately $1,318 million. The acquisition of Microcell made Wireless the largest wireless operator in Canada with over 5.5 million wireless voice and data customers across the country at December 31, 2004, and the only Canadian wireless provider operating on the world standard GSM/GPRS/EDGE wireless technology platform. Wireless believes that the integration of Microcell, amongst other things, will lead to significant operating and capital spending efficiencies.

•	On February 20, 2004, we completed a private placement of an aggregate principal amount of US$750.0 million 6.375% Senior Secured Notes due 2014. Approximately US$734.7 million of the approximately US$741.9 million net proceeds received by us were used, on March 26, 2004, to redeem the US$196.1 million principal amount of our 8.30% Senior Secured Notes due 2007, the US$179.1 million principal amount 8.80% Senior Subordinated Notes due 2007, and the US$333.2 million principal amount of our 9 3/8% Senior Secured Debentures due 2008, together with related redemption premiums.
Additions to Property, Plant and Equipment
Additions to PP&E totalled $584.9 million, $439.2 million and $411.9 million in 2005, 2004 and 2003 respectively.
PP&E not yet in service totalled $256.3 million, $159.7 million, and $102.6 million for the years ended December 31, 2005, 2004 and 2003.
The $584.9 million of additions to PP&E for the year ended December 31, 2005 reflect spending on network capacity and quality enhancements. Additions to PP&E in the year ended 2005 primarily reflect capacity expansion of the GSM/GPRS network and transmission. The remaining network-related additions to PP&E relate primarily to technical upgrade projects, including new cell sites, operational support systems and the addition of new services. Other additions to PP&E reflect information technology initiatives and other facilities and equipment.

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
Business Overview
This section is incorporated herein by reference to the “Our Business”, “Our Strategy”, “Recent Industry Trends”, “Government Regulation and Regulatory Developments”, “Competition”, “Key Performance Indicators and Non-GAAP Measures”, “Intercompany and Related Party Transactions” and “Summary of Seasonality and Quarterly Results” sections contained on pages 2, 4, 34-36, 44-45, 51-56 and 57-58, respectively of our Management’s Discussion and Analysis for the year ended December 31, 2005.
Refer to Item 3 – “Key Information – Selected Financial Data” for a breakdown of revenue by category.
Organizational Structure
Refer to Item 7.

Property, Plant and Equipment
In most instances, we own the assets essential to our operations. Our major fixed assets are transmitters, microwave systems, antennae, buildings and electronic transmission, receiving and processing accessories and other wireless network equipment including switches, radio channels, base station equipment, microwave facilities and cell equipment. We also lease land and space on buildings for the placement of antenna towers and generally lease the premises on which our switches are located, principally under long term leases. We own a Toronto office complex in which our executive offices are located. We are also leasing a majority of this office space to RCI and other subsidiaries of RCI. See “Intercompany and Related Party Transactions – RCI Arrangements – Real Estate” section contained on page 53 of the Management’s Discussion and Analysis for 2005. In addition, we own service vehicles, data processing facilities and test equipment. The operating systems and software related to these assets are either owned by us or are used under license. Most of our assets are subject to various security interests in favour of lenders.
We own or have licensed various brands and trademarks used in our businesses. Various of our trade names are protected by trademark. Our intellectual property, including our trade names, brands, properties and customer lists, are important to our operations.
Our wireless network reaches approximately 94% of the Canadian population and is located in all ten provinces.
Environmental protection requirements applicable to our operations are not expected to have a significant effect on our additions to PP&E, earnings or our competitive position in the current or future fiscal years.
ITEM 5 – OPERATING AND FINANCIAL REVIEW AND PROSPECTS
The discussion and analysis of financial condition and results of operations should be read in conjunction with our audited consolidated financial statements and the notes related to those financial statements which are incorporated herein by reference. This section incorporates herein by reference the “Caution Regarding Forward-Looking Statements” section contained on page 2 of our Management’s Discussion and Analysis for the year ended December 31, 2005 and the “Critical Accounting Policies”, “Critical Accounting and Estimates”, “New Accounting Standards Implemented in 2005”, and “U.S. GAAP Differences” sections contained on page 51 of our Management’s Discussion and Analysis for the year ended December 31, 2005.
Operating and Financial Results
Year Ended December 31, 2005 compared to Year Ended December 31, 2004
This section is incorporated herein by reference to the “Operating and Financial Results” section contained on pages 6-16 of our Management’s Discussion and Analysis for the year ended December 31, 2005.
Year Ended December 31, 2004 compared to Year Ended December 31, 2003
This section is incorporated herein by reference to the “Operating and Financial Results” section contained on pages 16-23 of our Management’s Discussion and Analysis for the year ended December 31, 2005.
Liquidity and Capital Resources
This section is incorporated herein by reference to the “Liquidity and Capital Resources” section contained on pages 28-29 of our Management’s Discussion and Analysis for the year ended December 31, 2005.

Trend Information
This section is incorporated herein by reference to “Recent Industry Trends”, section contained on page 4 of our Management’s Discussion and Analysis for the year ended December 31, 2005.
Off-Balance Sheet Arrangements
This section is incorporated herein by reference to “Off-Balance Sheet Arrangements”, section contained on page 33 of our Management’s Discussion and Analysis for the year ended December 31, 2005.
Contractual Obligations
This section is incorporated herein by reference to “Commitments and Other Contractual Obligations”, section contained on page 33 of our Management’s Discussion and Analysis for the year ended December 31, 2005.
Safe Harbor
Refer to page 3 – “Cautionary Statement Regarding Forward-Looking Information”.
U.S. GAAP Reconciliation
This section is incorporated herein by reference to note 22 of our Consolidated Financial Statements for the year ended December 31, 2005, and to “U.S. GAAP Differences” section on page 51 of our Management’s Discussion and Analysis for the year ended December 31, 2005.
ITEM 6 – DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
     Following is a list of our directors and officers as of December 31, 2005, indicating their municipality of residence and their principal occupations during the five preceding years. Each director is elected by RWCI, our sole shareholder, to serve until a successor is elected or appointed. Executive officers are appointed annually and serve at the discretion of the Board of Directors.

Name	Position
Edward S. Rogers, O.C.(1)	Director and Vice Chairman
H. Garfield Emerson, Q.C.	Director and Chairman
Nadir H. Mohamed	Director and Vice Chairman
Robert W. Bruce	President
Rene Bousquet	Senior Vice President and President Fido
Joseph B. Chesham	President, Ontario Region
Jean Laporte	President, Eastern Region
Darryl E. Levy	President, Western Region
James S. Lovie	Executive Vice President, Consumer Sales and Services
Jill N. Sharland	Vice President, Financial Operations
M. Lorraine Daly	Vice President, Treasurer
Kenneth G. Engelhart	Vice President Regulatory Law
Alan D. Horn	Vice President
Graeme H. McPhail	Vice President, Associate General Counsel
David P. Miller	Vice President, General Counsel and Secretary
Edward Rogers (1)	Director and Senior Vice President, Communications Group
Ronald D. Besse	Director
C. William D. Birchall	Director
Peter C. Godsoe, O.C.	Director

Name	Position
Thomas I. Hull	Director
Philip B. Lind	Director
The Hon. David R. Peterson, P.C., Q.C.	Director
Edward Rogers	Director
Loretta A. Rogers (1)	Director
Melinda M. Rogers (1)	Director
William T. Schleyer	Director
John A. Tory, Q.C.	Director
J. Christopher C. Wansbrough	Director
Colin Watson	Director

(1)	Loretta A. Rogers is the wife of Edward S. Rogers, O.C. Melinda Rogers is the daughter and Edward Rogers is the son of Edward S. Rogers, O.C. and Loretta A. Rogers.
     Edward ”Ted” S. Rogers, O.C., 72, a resident of Toronto, Ontario, Canada has been a director and Vice Chairman of our board of directors since 1989. Mr. Rogers has been President and Chief Executive Officer and a director of RCI since 1979. Mr. Rogers is also a director of and President and Chief Executive Officer of Rogers Telecommunications Limited and E.S.R. Limited. Mr. Rogers also serves as a director of Cable Television Laboratories, Inc. Mr. Rogers holds a B.A., University of Toronto, LL.B., Osgoode Hall Law School, and was called to the Bar of Ontario in 1962. Mr. Rogers was appointed an Officer of the Order of Canada in 1990 and inducted into the Canadian Business Hall of Fame in 1994. In 2002, Mr. Rogers was inducted into the U.S. Cable Hall of Fame.
     H. Garfield Emerson, Q.C., ICD.D, 65, resides in Toronto, Ontario, Canada was appointed non-executive Chairman of our board of directors in May 2002 and has served as a director since April 1992. Mr. Emerson has served as non-executive Chairman of the board of directors of RCI since 1993 and has been a director of RCI since 1989. Mr. Emerson is the National Chairman and a senior partner in the law firm of Fasken Martineau DuMoulin LLP. Mr. Emerson is also a director of CAE Inc., Canada Deposit Insurance Corporation, Wittington Investments, Limited, Rogers Telecommunications Limited and E.S.R. Limited. Mr. Emerson is a member of the Auditing and Assurance Standards Oversight Council, an independent body established by Canada’s accounting profession to oversee the activities of the Auditing and Assurance Standards Board. Mr. Emerson is a member of the Directors in Residence faculty of The Directors College, an accredited director of The Institute of Corporate Directors and an evaluator for the ICD Certification Oral Examination. He has completed the Directors Education Program, jointly sponsored by the ICD Corporate Governance College and the Rotman School of Management (University of Toronto), and the Corporate Governance Training Program for Directors of Crown Corporations sponsored by the Privy Council Office and certified by the Schulich Executive Education Centre (York University). Mr. Emerson is the founding and former Chair of the Sunnybrook & Women’s Foundation and past Chair of the Campaign for Victoria University in the University of Toronto. His former directorships include Marathon Realty Company Limited, Genstar Capital Corp., the University of Toronto Asset Management Corporation and Sunnybrook & Women’s College Health Sciences Centre. His former memberships include the Business Board of the University of Toronto, University of Toronto President’s Investment Advisory Committee, National Board of the Canadian Council of Christians and Jews, Canadian Psychiatric Research Foundation, and the Canadian Club of Toronto. Prior to this, Mr. Emerson practiced law as a senior partner with Davies, Ward & Beck, Toronto, from 1970 to 1990. Mr. Emerson holds an Honours B.A. (History) and LL.B, University of Toronto, was called to the Bar of Ontario in 1968 and appointed Queen’s Counsel in 1980.

     Nadir H. Mohamed, 49, a resident of Toronto, Ontario, Canada and was appointed Vice Chairman and director of our board of directors in May 2005. Mr. Mohamed has served as a director and President and Chief Operating Officer, Communications Group of RCI since May 2005. Mr. Mohamed joined the Company as President and Chief Executive Officer in June 2001. Prior to joining the Company, Mr. Mohamed served as Senior Vice President, Marketing and Sales, Telus Communications Inc., held several senior financial, strategic business development and operational management positions at both BC Tel and BC Tel Mobility and served as President and Chief Operating Officer, BC Tel Mobility. Mr. Mohamed is a director of the GSM Association, Sierra Wireless, Inc. and Cinram International Inc. Mr. Mohamed holds an undergraduate degree from the University of British Columbia and is a Chartered Accountant.
     Robert W. Bruce, a resident of Toronto, Ontario, Canada was appointed our President in June 2005. Mr. Bruce joined our Company as our Executive Vice President, Chief Marketing Officer and President, Wireless Data Services in October 2001. Prior to his appointment with us, Mr. Bruce served as Senior Vice President of Marketing for Bell Mobility, prior to which Mr. Bruce held senior operating and marketing positions with Oshawa Foods Limited from 1996 to 1998, Pepsi-Cola Canada from 1990 to 1994 and Warner Lambert from 1986 to 1988.
     René Bousquet, a resident of Montreal, Quebec, Canada was appointed our Senior Vice President and President Fido in June 2005. Mr. Bousquet joined Fido in March 1996 as Director within the Financial Planning and Corporate Planning departments and was appointed Vice President, Finance in May 2002. In June 2003, Mr. Bouquet became interim Vice President, Marketing a position he took up permanently in January 2004.
     Joseph B. Chesham, a resident of Newmarket, Ontario, Canada was appointed our President, Ontario Region in March 2003. Prior to his appointment, Mr. Chesham served as Vice President, National Corporate Sales from December 2002 to March 2003, as Vice President, Sales and Distribution for the Ontario Region from October 2001 to December 2002, as Vice President, General Manager, Greater Toronto Area from September 2000 to October 2001 and as Vice President, National Indirect Sales from April 2000 to September 2000.
     Jean Laporte, a resident of Montreal, Quebec, Canada was appointed our President, Eastern Region in 2002. Prior to his appointment, Mr. Laporte served as a senior officer of Microcell, most recently as National Vice President, Sales, Fido Stores from 2001 to 2002 and as Vice President and General Manager, Eastern Canada from 1997 to 2001.
     Darryl E. Levy, a resident of Winnipeg, Manitoba, Canada was appointed our President, Western Canada in May 2004, prior to which he was President, Midwest Region from August 2000 to May 2004. From 1994 to 2000, Mr. Levy served as Vice President/General Manager, Midwest Region. Before joining Rogers, Mr. Levy held senior roles at Manitoba Telecom Services and the Government of Manitoba.
     James S. Lovie, a resident of Aurora, Ontario, was appointed Executive Vice President, Consumer Sales and Services in May, 2005. Previously, he served as Executive Vice President, Sales, Service and Distribution of Rogers Wireless. Prior to his appointment with us, Mr. Lovie served as President and Chief Operating Officer of Axxent Corporation (a CLEC company), prior to which Mr. Lovie served as President and Chief Executive Officer of cMeRun Corp. (Internet company). From 1998 to 2000, Mr. Lovie served as President and Chief Executive Officer of Bell Distribution Inc. (Bell Canada’s retail distribution company).

     Jill N. Sharland, a resident of Toronto, Ontario Canada was appointed Vice President, Financial Operations in May 2005. Ms. Sharland has been associated with the Company since 1993.
     M. Lorraine Daly, a resident of Mississauga, Ontario, Canada has served as our Vice President, Treasurer since 1991. Ms. Daly has also served as Vice President, Treasurer of RCI since 1989 and has been associated with RCI since 1987.
     Kenneth G. Engelhart, resides in Toronto, Ontario and has been our Vice President, Regulatory Law since 1997. Mr. Engelhart has also served as Vice President, Regulatory Law of RCI since 1992 and has been associated with RCI since 1990.
     Alan D. Horn, 54, resides in Toronto, Ontario, Canada. Mr. Horn has served as our Vice President since 1996 and, from October 1999 until May 2003, served as a Director. Mr. Horn has served as Vice President, Finance and Chief Financial Officer of RCI since September 1996. Mr. Horn will be appointed Vice Chairman of RCI as well as President and Chief Executive Officer of Rogers Telecommunications Limited on April 25, 2006. Mr. Horn was President and Chief Operating Officer of Rogers Telecommunications Limited from 1990 to 1996. Mr. Horn is a Chartered Accountant. Mr. Horn is also a director of ATI Technologies Inc., Rogers Telecommunications Limited and E.S.R. Limited. Mr. Horn received a B.SC with First Class Honours in Mathematics from the University of Aberdeen, Scotland.
     Graeme H. McPhail, a resident of Toronto, Ontario, Canada was appointed as Vice President, Assistant General Counsel in March 1996 and as Vice President, Associate General Counsel in November 1997. Mr. McPhail has also served as Vice President, Associate General Counsel of RCI since 1997 and has been associated with RCI since 1991.
     David P. Miller, a resident of Toronto, Ontario, Canada has served as Vice President and General Counsel to RCI since 1987 and as our Vice President, General Counsel and Secretary since 1991. Mr. Miller also served as a Director in 2000 and 2001.
     Ronald D. Besse, 67, a resident of Toronto, Ontario, Canada has served as a director of RCI since June 1984 and as one of our directors since February 2005. Mr. Besse was formerly Chairman, President and Chief Executive Officer, Gage Learning Corporation (an educational publisher). Mr. Besse is also a director of C.I. Financial Inc., Mr. Besse graduated from Ryerson Polytechnical University, Business Administration, 1960 and was awarded the Alumni Award of Distinction, Business Administration, 1998. Mr. Besse is a member of the Chief Executives’ Organization, World Presidents’ Organization, and is a past President of the Canadian Book Publishers’ Council.
     Charles William David Birchall, 63, resides in Toronto, Ontario and has served as a director of RCI and as one of our directors since June 2005. Mr. Birchall serves as a director and Vice Chairman of Barrick Gold Corporation; Chairman of Barrick International Banking Corporation and Chief Executive Officer of ABX Financeco Inc.; subsidiaries of Barrick Gold Corporation. Mr. Birchall has served as Vice Chairman of TrizecHahn Corporation (1996 to 2001) and is a director of Trizec Canada Inc. Mr. Birchall is a Fellow of the United Kingdom Institute of Chartered Accountants (1963).
     Peter C. Godsoe, O.C, 67, a resident of Toronto, Ontario, Canada has served as a director of RCI since October, 2003 and as one of our directors since February 2005. Mr. Godsoe has served as Chairman (1995), Chief Executive Officer (1993), President and Chief Operating Officer (1992) and Vice-Chairman (1982), of The Bank of Nova Scotia since 1966 until his retirement on March 2, 2004. Mr. Godsoe is Chairman of Fairmont Hotels & Resorts and Sobeys Inc. His corporate directorships include Barrick Gold Corporation, Ingersoll-Rand Company, Lonmin PLC, Onex Corporation and Templeton Emerging Markets Investment Trust. Mr. Godsoe holds a B.Sc. (Mathematics and Physics) from the University of Toronto and an M.B.A. from the Harvard Business School. He is a C.A. and a Fellow of the Institute of Chartered Accountants of Ontario.

     Thomas I. Hull, 73, a resident of Toronto, Ontario, Canada and has served as a director of RCI since 1979 and as one of our directors since May 1991. Mr. Hull has been Chairman and Chief Executive Officer of The Hull Group of Companies, an insurance firm, since 1954. Mr. Hull is also a director of Rogers Telecommunications Limited and E.S.R. Limited. Mr. Hull is a graduate of Upper Canada College and the Insurance Co. of North America College of Insurance and Risk Management. Mr. Hull is a life member of the Canadian Association of Insurance and Financial Advisors and past president of the Life Underwriters’ Association of Toronto.
     Philip B. Lind, C.M., 62, a resident of Toronto, Ontario, Canada has served as a director of RCI since February, 1979 and as one of our directors since February 2005. Mr. Lind joined RCI in 1969 as Programming Chief and has served as Secretary of the Board and Senior Vice President, Programming and Planning. Mr. Lind is also a director of Brookfield Asset Management Inc., Canadian General Tower Limited, Council for Business and the Arts, The Outdoor Life Network and the Power Plant (Contemporary Art Gallery at Harbourfront). Mr. Lind is a former member of the Board of the National Cable Television Association in the U.S. and is a former Chairman and currently serves on the Board of the Canadian Cable Television Association. He is also Chairman of the Board of the CCPTA (Channel 17, WNED). Mr. Lind holds a B.A. (Political Science and Sociology) University of British Columbia and a M.A. (Political Science), University of Rochester. In 2002, he received a Doctor of Laws, honoris causa, from the University of British Columbia. In 2002, Mr. Lind was appointed to the Order of Canada.
     The Hon. David R. Peterson, P.C., Q.C., 62, a resident of Toronto, Ontario, Canada and has served as a director RCI since April 1991 and one of our directors since May 1991. Mr. Peterson is a senior partner and Chairman of the law firm Cassels Brock & Blackwell LLP. Mr. Peterson also serves as a director of a number of companies including Ivanhoe Cambridge Inc., Industrielle Alliance Assurance Company and Shoppers Drug Mart as well as The University of Toronto, St. Michael’s Hospital and the Shaw Festival. Mr. Peterson holds a B.A. and LL.B., University of Toronto, was called to the Bar of Ontario in 1969, appointed Queen’s Counsel in 1980, and summoned by Her Majesty to the Privy Council in 1992.
     Loretta A. Rogers, 66, a resident of Toronto, Ontario, Canada and has served as a director or RCI since December 1979 and one of our directors since May 2003. Mrs. Rogers also serves as a director of Rogers Telecommunications Limited, E.S.R. Limited and Sheena’s Place. Mrs. Rogers holds a B.A., University of Miami and an honourary Doctorate of Laws, University of Western Ontario.
     Edward Rogers, 36, a resident of Toronto, Ontario, Canada and has served as a director of RCI since May 1997 and as one of our directors since February 2005. Mr. Rogers also serves as a director Futureway Communications Inc. Mr. Rogers was appointed Cable’s President and Co-Chief Executive Officer in February 2003 and became President in June 2003. From 1998 to 2000, Mr. Rogers served as Cable’s Vice President and General Manager, Greater Toronto Area. From 2000 to February 2003, Mr. Rogers served as Senior Vice President, Planning and Strategy for RCI.
     Melinda M. Rogers, a resident of Toronto, Ontario, Canada has served as a director of RCI since May 2002 and as one of our directors since February 2005. Ms. Rogers was appointed Vice President of Strategic Planning and Venture Investments of RCI in April 2003, prior to which Ms. Rogers served as Vice President, Venture Investments of RCI from 2000. Ms. Rogers served as a Product Manager with At Home Corporation from 1997 to 1999. Ms. Rogers also serves as a director of The Ontario Media Development Corporation, iBHAN (formerly STSN Inc.) and the Jays Care Foundation.

     William T. Schleyer, 54 an American citizen who resides in Rye Beach, New Hampshire, has served as a director of RCI since August 1998 and as one of our directors February 2005. Mr. Schleyer was appointed Chairman and Chief Executive Officer of Adelphia Communications Corp., a cable television and Internet access provider, in January 2003, prior to which Mr. Schleyer served as President and Chief Executive Officer of AT&T Broadband, a cable television and Internet service provider from 2001 to 2003. From February 2000 to October 2001, Mr. Schleyer was a principal in Pilot House Ventures, an investment firm, where he served as a liaison between investors and entrepreneurs. Prior to February 2000, Mr. Schleyer served as President and Chief Operating Officer of MediaOne, the broadband services arm of U.S. West Media Group, and as President and Chief Operating Officer of Continental Cablevision, Inc. before that Company’s merger with U.S. West in 1996.
     John A. Tory, Q.C., 76, a resident of Toronto, Ontario, Canada has served as a director of RCI since December 1979 and one of our directors since February 2005. Mr. Tory is President of Thomson Investments Limited. Mr. Tory also serves as a director of Rogers Telecommunications Limited, E.S.R. Limited, The Thomson Corporation, The Woodbridge Company Limited and Abitibi-Consolidated Inc. Mr. Tory was educated at University of Toronto Schools, Toronto, Phillips Academy, Andover, Massachusetts, and the University of Toronto and holds an LL.B., University of Toronto. Mr. Tory was called to the Bar of Ontario in 1954 and appointed Queen’s Counsel in 1965.
     J. Christopher C. Wansbrough, 73, a resident of Toronto, Ontario, Canada has served as a director of RCI since 1989 and as one of our directors since May 2003. Mr. Wansbrough has served as Chairman of Rogers Telecommunications Limited since December 1997. Mr. Wansbrough served as President of National Trust Company from 1984 to 1986, Vice Chairman from 1986 to 1991 and Chairman of the Board of OMERS Realty Corporation from 1989 to 1997. Mr. Wansbrough also serves as a director of Rogers Telecommunications Limited, E.S.R. Limited, United Corporations Limited and Lake Simcoe Conservation Foundation. Other affiliations include Chairman of the Board of the R.S. McLaughlin Foundation. Mr. Wansbrough holds a B.A., University of Toronto, and is a Chartered Financial Analyst.
     Colin D. Watson, 64, a resident of Toronto, Ontario, Canada has served as a director of RCI since May 2004 and as one of our directors since February 2005. Mr. Watson was President and Chief Executive Officer of Vector Aerospace Corporation, an aviation services firm, from November 2003 to January 2005. Mr. Watson served as Vice-Chairman of Spar Aerospace Limited, an aviation services firm, from January 2000 until January 2002. From 1996 to 1999, Mr. Watson served as President and Chief Executive Officer of Spar Aerospace Limited and from 1999 to 2000, as its Vice-Chairman and Chief Executive Officer. Prior to 1996, Mr. Watson was Cable’s President and Chief Executive Officer. Mr. Watson also serves as a director of a number of other companies, including Vector Aerospace Corporation, Cygnal Technologies Corp., B Split II Corporation, Kasten Chase Applied Research Limited, NorthStar Aerospace, OnX Incorporated, Great Lakes Carbon Income Fund, Louisiana-Pacific Corporation and Arpeggio Acquisition Corp., Pelmorex Inc. and Mason Capital. Mr. Watson holds a BASc (Mechanical Engineering), University of British Columbia and an M.B.A. Ivey Business School, University of Western Ontario.
Our Board of Directors was comprised of 16 directors at December 31, 2005.
Our Board of Directors has established an Audit Committee. The Audit Committee consists of four directors, Messrs Besse, Birchall, Wansbrough and Watson who are appointed annually by our Board of Directors. The members of the Audit Committee are not officers or employees of Wireless or any of Wireless’ affiliates. The Audit Committee is responsible for the review of our financial reporting procedures and our financial statements, the review of our public filings, the engagement of our independent auditors and the review with them of the scope and timing of their audit services and any other services they are asked to perform, their report on our accounts following completion of the audit and our policies and procedures with respect to internal accounting and financial controls. A majority of the members of the Audit Committee must be Canadian residents.

Our Board of Directors may establish other committees from time to time to assist in the discharge of its responsibilities.
Compensation of Directors and Executive Officers
The following table shows the aggregate amount of cash compensation we paid to our directors and executive officers as a group for services in all capacities provided to us and our subsidiaries for the year ended December 31, 2005.

	Directors’ Fees		Salaries & Bonuses	Total
Executive Officers (including one director)		$—	$7,560.249	$7,560.249
Directors (not employees)		Nil	—

Total	$	Nil	$7,560.249	$7,560.249

Certain of our officers who are also officers of RCI are compensated by RCI and do not receive any additional compensation for serving as our officers. We or one of our affiliates provided all of our executive officers with the use of a car or a car allowance and related expenses for the year ended December 31, 2005. We or one of our affiliates also provided club memberships for a number of executive officers for the year ended December 31, 2005.
Our executive officers are eligible for annual cash bonuses. Annual bonus awards are based on attainment of specified performance levels, principally related to our achievement of targeted operating profit levels and other financial and operating measures. Specific additional bonus opportunities for exceptional individual or business unit success may also be provided. Bonus criteria are set by the Compensation Committee of RCI at the beginning of the fiscal year.
We did not grant any stock appreciation rights or stock options during 2005.
Our directors are compensated for their services by our parent company, RCI. They do not receive any additional compensation for services on our board.
During 2005, RCI granted 89,550 options to our executive officers to acquire its Class B Non-Voting Shares at exercise prices ranging from $33.95 to $44.32. These options expire after seven years. Those executive officers also received 7,175 restricted share units.
COMPOSITION OF THE COMPENSATION COMMITTEE
During the year ended December 31, 2005, the Compensation Committee of RCI carried out the duties of the Compensation Committee. The Committee consisted of Thomas I. Hull, Ronald D. Besse, H. Garfield Emerson, Q.C.(Chairman), Peter C. Godsoe, O.C., William T. Schleyer and John A. Tory, Q.C. Mr. Emerson is Deputy Chairman of Wireless and RWCI.
Report on Executive Compensation by the Compensation Committee
As an indirect wholly owned subsidiary of RCI, our executive compensation program is administered on our behalf by the RCI Compensation Committee, comprised of seven members of the Board of Directors of RCI, none of whom are members of our management and all of whom are directors of us. The Compensation Committee reviews and approves our executive compensation policies and the compensation paid to the Chief Executive Officer and our other officers. The Compensation Committee also reviews the design and competitiveness of our compensation and benefit programs generally. The Compensation Committee met five times in 2005.

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
The Compensation Committee annually reviews with the Chief Executive Officer the compensation packages and the performances of all our senior executives. The Compensation Committee recommends to the Board for approval the salary levels, bonus potential and entitlement and participation in equity based long-term incentives of all senior executives.
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
Long-Term Incentives
Key employees and officers are eligible to participate in RCI’s long term incentive plan, including its stock option plans and restricted share unit plan. In prior years, we, in conjunction with RCI, have provided a management share purchase plan to permit senior executives to acquire preferred shares convertible into Class B Non-Voting Shares of RCI.

An important objective of these plans is to encourage executives to acquire a meaningful direct or indirect ownership interest in us over a period of time and as a result focus executives’ attention on the long-term interests of us and our shareholders.
All stock options granted under stock options plans are awarded at exercise prices equal to the market price of the shares under option at the date the option was awarded and generally vest 25% per year, with a term of 7-10 years. Restricted share units have a three year term and vest 100% at the end of the three year term.
Pension Plans
Our employees participate in the RCI pension plans. We record our participation in the RCI pension plans as if we had a defined contribution plan. For the year ended December 31, 2005, we made contributions to the plans of approximately $8.6 million, resulting in pension expense of the same amount. The RCI pension plans cover participants across the Rogers group of companies. The value of the total accrued pension benefit obligations and the total net assets in the RCI pension plans available to provide for these benefits, at market, were approximately $574.4 million and approximately $483.8 million, respectively, at the measurement date of September 30, 2005.
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
Employees
For the years ended December 31, 2005, 2004 and 2003, we ended the year with approximately 4,500, 4,975 and 2,360 full-time equivalent employees, respectively.
The increase in the number of employees in 2004 reflects the acquisition of Fido Inc.

ITEM 7 – MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
Ownership Structure
The following organization chart illustrates our ownership structure and indicates the jurisdiction of organization of each entity shown as at March 1, 2006. RWCI is a holding company, and its operations are conducted principally through us, Fido Solutions Inc. and Rogers Wireless Partnership. As indicated, RWCI is a corporation controlled by Rogers Communications Inc.
Rogers Communications Inc.
Notes:

(1)	RCI’s interest in RWCI is held directly through RCI and indirectly through RWCI Acquisition Inc., a corporation incorporated under the laws of British Columbia.

(2)	Effective January 19, 2005 Microcell Telecommunications Inc. and Microcell Solutions Inc. changed their names to Fido Inc. and Fido Solutions Inc., respectively.

(3)	During 2005, we transferred substantially all of our assets to Rogers Wireless Partnership, an Ontario partnership.
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
Related Party Transactions
This section is incorporated by reference to “Intercompany and Related Party Transactions”, section contained on pages 51-56 of our Management’s Discussion and Analysis for the year ended December 31, 2005.

ITEM 8 – FINANCIAL INFORMATION
Consolidated Financial Statements
Refer to Item 18.
Litigation
On August 9, 2004, a proceeding under the Class Actions Act (Saskatchewan) was brought against providers of wireless communications in Canada, including Wireless and Microcell. The proceeding involves allegations by wireless customers of breach of contract, misrepresentation and false advertising arising out of the charging of system access fees. The plaintiffs seek unquantified damages from the defendant wireless communications service providers. The proceeding has not been certified as a class action and it is too early to determine whether the proceeding will qualify for certification as a class action. Similar proceedings have also been brought against us and other providers of wireless communications in certain jurisdictions across Canada. In addition, on December 9, 2004, we were served with a court order compelling us to produce certain records and other information relevant to an investigation initiated by the Commissioner of Competition under the misleading advertising provisions of the Competition Act with respect to our system access fee.
On April 21, 2004, a proceeding was brought against Microcell (now, Fido Solutions Inc.) and others alleging breach of contract, breach of confidence, misuse of confidential information, breach of a duty of loyalty, good faith and to avoid a conflict of duty and self interest, and conspiracy. The proceeding involves Microcell’s Inukshuk fixed wireless venture. The plaintiff is seeking damages in the amount of $160 million. The proceeding is at an early stage.
Dividend
Refer to Item 3 – Dividends and Distributions
Significant Changes
Refer to Item 4 – Recent Developments — Information on the Company – 2005 Highlights and 2004 Highlights.
ITEM 9 – LISTING DETAILS
Our common shares are wholly-owned by RWCI and are not listed on any securities exchange. In addition, our public debt securities are not listed on any securities exchange. Our First preferred shares are owned by RCI.
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
For other limitations, refer to “Government Regulation and Regulatory Developments – Restrictions on Non-Canadian Ownership and Control” section contained on pages 34-35 of our Management’s Discussion and Analysis for the year ended December 31, 2005 and incorporated by reference.
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
We are subject to the informational requirements of the Securities Exchange Act of 1934 and in accordance therewith we file reports and other information with the SEC. Such reports, and other information can be inspected, without charge, and copies may be obtained at prescribed rates, at the public reference facilities maintained by the SEC at 100 F Street NE, Washington, D.C. 20549. You may obtain information about the operation of the public reference room by calling the SEC at 1-888-SEC-0330. The SEC also maintains a website at www.sec.gov that contains reports and other information we have filed electronically with the SEC.
ITEM 11 – QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
This section is incorporated by reference to “Liquidity and Capital Resources – Interest Rate and Foreign Exchange Management” section contained on pages 30-32 of our Management’s Discussion and Analysis for the year ended December 31, 2005.
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
Since the last evaluation by our management of our internal controls, there have been no changes in the internal controls or in other factors that could significantly affect the internal controls that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting..
ITEM 16A – AUDIT COMMITTEE FINANCIAL EXPERT
Our Board of Directors has determined that we have at least one “audit committee financial expert” (as defined in the instructions for Item 16A of Form 20-F), serving on our Audit Committee. The audit committee financial expert C. William D. Birchall.
ITEM 16B – CODE OF CONDUCT AND ETHICS
We have adopted a code of conduct and ethics which can be found on the Rogers website under the Corporate Governance section at www.rogers.com. A copy of the code of conduct and ethics also will be provided upon request to One Mount Pleasant Road, 16th Floor, Toronto, Ontario, M4Y 2Y5.
ITEM 16C – PRINCIPAL ACCOUNTANT FEES AND SERVICES
The following table presents fees for professional services rendered by KPMG LLP to us for the audit of our annual financial statements for 2005 and 2004, and fees billed for other services rendered by KPMG LLP.

	2005	2004
	($)	($)
Audit fees(1)	1,292,088	1,757,543
Audit-related fees (2)	13,000	12,000
Tax fees (3)	96,000	254,503

Total	1,401,088	2,024,046

(1)	Consist of fees related to statutory audits, related audit work in connection with registration statements and other filings with various regulatory authorities, and accounting consultants related to audited financial statements.

(2)	Audit-related fees consist principally of regulatory audits and reviews.

(3)	Tax fees consist of fees for tax consultation and compliance services.

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
PART III
ITEM 17 — FINANCIAL STATEMENTS
Not applicable.
ITEM 18 — FINANCIAL STATEMENTS
This section is incorporated herein by reference to the Consolidated Financial Statements filed with the SEC under cover of a Form 6-K on March 9, 2005.

ITEM 19 — EXHIBITS
EXHIBIT INDEX

Exhibit
Number		Description

†1.1	—	Certificate of Amalgamation & Articles of Amalgamation of Rogers Wireless Inc.

1.2		Certificate and Articles of Amendment of Rogers Wireless Inc. issued December 8, 2005 authorizing the creation of an unlimited number of First Preferred shares

†1.3	—	By-laws of Rogers Wireless Inc.

2.1	—	Rogers Wireless Inc. agrees to furnish to the Commission on request a copy of any instrument defining the rights of holders of long-term debt of Rogers Wireless Inc. and of any subsidiary for which consolidated or unconsolidated financial statements are required to be filed

††2.2	—	Indenture dated as of February 20, 2004, between Rogers Wireless Inc., as Issuer, and JPMorgan Chase Bank, as Trustee, relating to the 6.375% Senior (Secured) Notes due 2014

††2.3	—	Form of 6.375% Senior (Secured) Note due 2014 (included in Exhibit 2.2)

2.4		First Supplemental Indenture dated as of August 1, 2005, between Rogers Wireless Inc., Rogers Wireless Partnership and JPMorgan Chase Bank, relating to the 6.375% Senior (Secured) Notes due 2014

††2.5	—	Registration Rights Agreement dated as of February 20, 2004, among Rogers Wireless Inc. and Citigroup Global Markets Inc., J.P. Morgan Securities Inc., Morgan Stanley & Co. Incorporated, Scotia Capital (USA) Inc., CIBC World Markets Corp., RBC Capital Markets Corporation, TD Securities (USA) Inc., Harris Nesbitt Corp., SG Cowen Securities Corporation and Tokyo-Mitsubishi International plc, relating to the 6.375% Senior (Secured) Notes due 2014

††2.6	—	Pledge Agreement dated as of February 20, 2004, between Rogers Wireless Inc. and JPMorgan Chase Bank, as Trustee, relating to the 6.375% Senior (Secured) Notes due 2014

††2.7	—	Amended and Restated Deed of Trust dated as of March 15, 1997, between National Trust Company and Rogers Wireless Inc., as amended on March 19, 1997

††2.8	—	United States Dollar Bond issued under the Deed of Trust relating to the 6.375% Senior (Secured) Notes due 2014

*4.1	—	Management Services Agreement dated as of January 1, 1991, and as amended as of December 31, 1991, among Rogers Communications Inc., Rogers Wireless Communications Inc. and Rogers Wireless Inc.

**4.2	—	Form of Business Areas and Transfer Agreement between Rogers Communications Inc. and Rogers Wireless Communications Inc.

**4.3	—	Form of Minority Shareholder Protection Agreement between Rogers Communications Inc. and Rogers Wireless Communications Inc.

**4.4	—	Form of Trust Agreement dated as of July 25, 1991, among Rogers Communications Inc., Rogers Wireless Communications Inc. and National Trust Company, as Trustee

***4.5	—	Amended and Restated Credit Agreement dated as of March 15, 1997, among Rogers Wireless Inc., the lenders named therein and The Bank of Nova Scotia, as Agent, and exhibits thereto

†4.6	—	First Amendment Agreement to the Amended and Restated Credit Agreement dated as of April 12, 2001, between Rogers Wireless Inc., the lenders named therein and The Bank of Nova Scotia, as Agent

Exhibit
Number		Description

†4.7	—	Indenture dated as of May 2, 2001 between Rogers Wireless Inc. and The Chase Manhattan Bank, as Trustee, relating to the 9.625% Senior (Secured) Notes due 2011 of Rogers Wireless Inc.

4.8	—	First Supplemental Indenture dated as of August 1, 2005, between Rogers Wireless Inc., Rogers Wireless Partnership and JPMorgan Chase Bank, N.A., relating to the 9.625% Senior (Secured) Notes due 2011.

*4.9	—	Form of Indenture for 10 1/2% Senior Secured Notes due 2006 of Rogers Wireless Inc.

4.10		First Supplemental Indenture dated as of August 1, 2005, between Rogers Wireless Inc., Rogers Wireless Partnership and JPMorgan Chase Bank, N.A., relating to the 10.50% Senior Secured Notes due 2006

*4.11	—	Form of Indenture for 9 3/8% Senior Secured Debentures due 2008 of Rogers Wireless Inc.

*4.12	—	Form of Indenture for 9 3/4% Senior Secured Debentures due 2016 of Rogers Wireless Inc.

4.13		First Supplemental Indenture dated as of August 1, 2005, between Rogers Wireless Inc., Rogers Wireless Partnership, JPMorgan Chase Bank, N.A. and CIBC Mellon Trust Company relating to the 9.75% Senior Secured Debentures due 2016

***4.14	—	Senior Secured Note Indenture dated September 30, 1997 among Rogers Wireless Inc., The Chase Manhattan Bank, as U.S. Trustee, and CIBC Mellon Trust Company, as Canadian Trustee

***4.15	—	Senior Subordinated Note Indenture dated September 30, 1997 among Rogers Wireless Inc., The Chase Manhattan Bank, as U.S. Trustee, and CIBC Mellon Trust Company, as Canadian Trustee

†4.16	—	Master Purchase Agreement dated January 1, 1998 between Rogers Wireless Inc. and Ericsson Communications, Inc.

††4.17	—	Indenture dated as of November 30, 2004, between Rogers Wireless Inc., as Issuer, and JPMorgan Chase Bank, N.A., as Trustee, relating to the 7.625% Senior (Secured) Notes Due 2011

4.18		First Supplemental Indenture dated as of August 1, 2005, between Rogers Wireless Inc., Rogers Wireless Partnership and JPMorgan Chase Bank, N.A. relating to the 7.625% Senior (Secured) Notes due 2011

††4.19	—	Indenture dated as of November 30, 2004, between Rogers Wireless Inc., as Issuer, and JPMorgan Chase Bank, N.A., as Trustee, relating to the Floating Rate Senior (Secured) Notes Due 2010

4.20		First Supplemental Indenture dated as of August 1, 2005, between Rogers Wireless Inc., Rogers Wireless Partnership and JPMorgan Chase Bank, N.A. relating to the Floating Rate Senior (Secured) Notes due 2010

††4.21	—	Indenture dated as of November 30, 2004, between Rogers Wireless Inc., as Issuer, and JPMorgan Chase Bank, N.A., as Trustee, relating to the 7.25% Senior (Secured) Notes Due 2012

4.22		First Supplemental Indenture dated as of August 1, 2005, between Rogers Wireless Inc., Rogers Wireless Partnership and JPMorgan Chase Bank, N.A. relating to the 7.25% Senior (Secured) Notes due 2012

†††4.23	—	Indenture dated as of November 30, 2004, between Rogers Wireless Inc., as Issuer, and JPMorgan Chase Bank, N.A., as Trustee, relating to the 7.50% Senior (Secured) Notes Due 2015

4.24		First Supplemental Indenture dated as of August 1, 2005, between Rogers Wireless Inc., Rogers Wireless Partnership and JPMorgan Chase Bank, N.A. relating to the 7.50% Senior (Secured) Notes due 2015

†††4.25	—	Indenture dated as of November 30, 2004, between Rogers Wireless Inc., as Issuer, and JPMorgan Chase Bank, N.A., as Trustee, relating to the 8.00% Senior Subordinated Notes Due 2012

Exhibit
Number		Description

4.26		First Supplemental Indenture dated as of August 1, 2005, between Rogers Wireless Inc., Rogers Wireless Partnership and JPMorgan Chase Bank, N.A. relating to the 8.00% Senior Subordinated Notes due 2012

††8.1	—	Subsidiaries of Rogers Wireless Inc.

12.1	—	Certification of Chief Executive Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002

12.2	—	Certification of Chief Financial Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002

12.3	—	Certification pursuant to section 906 of the Sarbanes-Oxley Act of 2002

12.4		Schedule of Valuation and Qualifying Accounts

12.5		Report of Independent Registered Public Accounting Firm

†	Filed as an exhibit to Registration Statement No. 333-13504 and incorporated by reference thereto

††	Filed as an exhibit to Registration Statement No. 333-113024 and incorporated herein by reference thereto

†††	Filed as an exhibit to Registration Statement No. 333-120935 and incorporated herein by reference thereto.

*	Filed as an exhibit to Registration Statement No. 333-3154 and incorporated herein by reference thereto

**	Filed as an exhibit to Registration Statement No. 33-41233 and incorporated herein by reference thereto

***	Filed as an exhibit to Registration Statement No. 333-7714 and incorporated herein by reference thereto

SIGNATURES
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ROGERS WIRELESS INC.

(Registrant)

March 8, 2006	/s/ Edward S. Rogers

(Date)	Edward S. Rogers
Vice Chairman

March 8, 2006	/s/ Alan D. Horn

(Date)	Alan D. Horn
Vice President

EXHIBIT INDEX

Exhibit
Number		Description

†1.1	—	Certificate of Amalgamation & Articles of Amalgamation of Rogers Wireless Inc.

1.2		Certificate and Articles of Amendment of Rogers Wireless Inc. issued December 8, 2005 authorizing the creation of an unlimited number of First Preferred shares

†1.3	—	By-laws of Rogers Wireless Inc.

2.1	—	Rogers Wireless Inc. agrees to furnish to the Commission on request a copy of any instrument defining the rights of holders of long-term debt of Rogers Wireless Inc. and of any subsidiary for which consolidated or unconsolidated financial statements are required to be filed

††2.2	—	Indenture dated as of February 20, 2004, between Rogers Wireless Inc., as Issuer, and JPMorgan Chase Bank, as Trustee, relating to the 6.375% Senior (Secured) Notes due 2014

2.3		First Supplemental Indenture dated as of August 1, 2005, between Rogers Wireless Inc., Rogers Wireless Partnership and JPMorgan Chase Bank, relating to the 6.375% Senior (Secured) Notes due 2014

††2.4	—	Form of 6.375% Senior (Secured) Note due 2014 (included in Exhibit 2.2)

††2.4	—	Registration Rights Agreement dated as of February 20, 2004, among Rogers Wireless Inc. and Citigroup Global Markets Inc., J.P. Morgan Securities Inc., Morgan Stanley & Co. Incorporated, Scotia Capital (USA) Inc., CIBC World Markets Corp., RBC Capital Markets Corporation, TD Securities (USA) Inc., Harris Nesbitt Corp., SG Cowen Securities Corporation and Tokyo-Mitsubishi International plc, relating to the 6.375% Senior (Secured) Notes due 2014

††2.5	—	Pledge Agreement dated as of February 20, 2004, between Rogers Wireless Inc. and JPMorgan Chase Bank, as Trustee, relating to the 6.375% Senior (Secured) Notes due 2014

††2.6	—	Amended and Restated Deed of Trust dated as of March 15, 1997, between National Trust Company and Rogers Wireless Inc., as amended on March 19, 1997

††2.7	—	United States Dollar Bond issued under the Deed of Trust relating to the 6.375% Senior (Secured) Notes due 2014

*4.1	—	Management Services Agreement dated as of January 1, 1991, and as amended as of December 31, 1991, among Rogers Communications Inc., Rogers Wireless Communications Inc. and Rogers Wireless Inc.

**4.2	—	Form of Business Areas and Transfer Agreement between Rogers Communications Inc. and Rogers Wireless Communications Inc.

**4.3	—	Form of Minority Shareholder Protection Agreement between Rogers Communications Inc. and Rogers Wireless Communications Inc.

**4.4	—	Form of Trust Agreement dated as of July 25, 1991, among Rogers Communications Inc., Rogers Wireless Communications Inc. and National Trust Company, as Trustee

***4.5	—	Amended and Restated Credit Agreement dated as of March 15, 1997, among Rogers Wireless Inc., the lenders named therein and The Bank of Nova Scotia, as Agent, and exhibits thereto

†4.6	—	First Amendment Agreement to the Amended and Restated Credit Agreement dated as of April 12, 2001, between Rogers Wireless Inc., the lenders named therein and The Bank of Nova Scotia, as Agent

Exhibit
Number		Description

†4.7	—	Indenture dated as of May 2, 2001 between Rogers Wireless Inc. and The Chase Manhattan Bank, as Trustee, relating to the 9.625% Senior (Secured) Notes due 2011 of Rogers Wireless Inc.

4.8	—	First Supplemental Indenture dated as of August 1, 2005, between Rogers Wireless Inc., Rogers Wireless Partnership and JPMorgan Chase Bank, N.A., relating to the 9.625% Senior (Secured) Notes due 2011.

*4.9	—	Form of Indenture for 10 1/2% Senior Secured Notes due 2006 of Rogers Wireless Inc.

4.10		First Supplemental Indenture dated as of August 1, 2005, between Rogers Wireless Inc., Rogers Wireless Partnership and JPMorgan Chase Bank, N.A., relating to the 10.50% Senior Secured Notes due 2006

*4.11	—	Form of Indenture for 9 3/8% Senior Secured Debentures due 2008 of Rogers Wireless Inc.

*4.12	—	Form of Indenture for 9 3/4% Senior Secured Debentures due 2016 of Rogers Wireless Inc.

4.13		First Supplemental Indenture dated as of August 1, 2005, between Rogers Wireless Inc., Rogers Wireless Partnership, JPMorgan Chase Bank, N.A. and CIBC Mellon Trust Company relating to the 9.75% Senior Secured Debentures due 2016

***4.14	—	Senior Secured Note Indenture dated September 30, 1997 among Rogers Wireless Inc., The Chase Manhattan Bank, as U.S. Trustee, and CIBC Mellon Trust Company, as Canadian Trustee

***4.15	—	Senior Subordinated Note Indenture dated September 30, 1997 among Rogers Wireless Inc., The Chase Manhattan Bank, as U.S. Trustee, and CIBC Mellon Trust Company, as Canadian Trustee

†4.16	—	Master Purchase Agreement dated January 1, 1998 between Rogers Wireless Inc. and Ericsson Communications, Inc.

††4.17	—	Indenture dated as of November 30, 2004, between Rogers Wireless Inc., as Issuer, and JPMorgan Chase Bank, N.A., as Trustee, relating to the 7.625% Senior (Secured) Notes Due 2011

4.18		First Supplemental Indenture dated as of August 1, 2005, between Rogers Wireless Inc., Rogers Wireless Partnership and JPMorgan Chase Bank, N.A. relating to the 7.625% Senior (Secured) Notes due 2011

††4.19	—	Indenture dated as of November 30, 2004, between Rogers Wireless Inc., as Issuer, and JPMorgan Chase Bank, N.A., as Trustee, relating to the Floating Rate Senior (Secured) Notes Due 2010

4.20		First Supplemental Indenture dated as of August 1, 2005, between Rogers Wireless Inc., Rogers Wireless Partnership and JPMorgan Chase Bank, N.A. relating to the Floating Rate Senior (Secured) Notes due 2010

††4.21	—	Indenture dated as of November 30, 2004, between Rogers Wireless Inc., as Issuer, and JPMorgan Chase Bank, N.A., as Trustee, relating to the 7.25% Senior (Secured) Notes Due 2012

4.22		First Supplemental Indenture dated as of August 1, 2005, between Rogers Wireless Inc., Rogers Wireless Partnership and JPMorgan Chase Bank, N.A. relating to the 7.25% Senior (Secured) Notes due 2012

†††4.23	—	Indenture dated as of November 30, 2004, between Rogers Wireless Inc., as Issuer, and JPMorgan Chase Bank, N.A., as Trustee, relating to the 7.50% Senior (Secured) Notes Due 2015

4.24		First Supplemental Indenture dated as of August 1, 2005, between Rogers Wireless Inc., Rogers Wireless Partnership and JPMorgan Chase Bank, N.A. relating to the 7.50% Senior (Secured) Notes due 2015

†††4.25	—	Indenture dated as of November 30, 2004, between Rogers Wireless Inc., as Issuer, and JPMorgan Chase Bank, N.A., as Trustee, relating to the 8.00% Senior Subordinated Notes Due 2012

Exhibit
Number		Description

4.26		First Supplemental Indenture dated as of August 1, 2005, between Rogers Wireless Inc., Rogers Wireless Partnership and JPMorgan Chase Bank, N.A. relating to the 8.00% Senior Subordinated Notes due 2012

††8.1	—	Subsidiaries of Rogers Wireless Inc.

12.1	—	Certification of Chief Executive Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002

12.2	—	Certification of Chief Financial Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002

12.3	—	Certification pursuant to section 906 of the Sarbanes-Oxley Act of 2002

12.4		Schedule of Valuation and Qualifying Accounts

12.5		Report of Independent Registered Public Accounting Firm

†	Filed as an exhibit to Registration Statement No. 333-13504 and incorporated by reference thereto

††	Filed as an exhibit to Registration Statement No. 333-113024 and incorporated herein by reference thereto

†††	Filed as an exhibit to Registration Statement No. 333-120935 and incorporated herein by reference thereto.

*	Filed as an exhibit to Registration Statement No. 333-3154 and incorporated herein by reference thereto

**	Filed as an exhibit to Registration Statement No. 33-41233 and incorporated herein by reference thereto

***	Filed as an exhibit to Registration Statement No. 333-7714 and incorporated herein by reference thereto