Form 20-F
period 2006-12-31
ROGERS WIRELESS INC
filed 2007-03-30
CIK 879763

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _________

For the transition period from _________ to _________.

Commission file number 333-13504

ROGERS WIRELESS INC.

(Exact Name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name Into English)

Canada

(Jurisdiction of incorporation or organization)

333 Bloor Street East, 10th Floor
Toronto, Ontario, Canada M4W 1G9

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
8.00% Senior Subordinated Notes due 2012

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

1,603,648 Class A Common shares

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

Unless otherwise noted, all references to dollar amounts in this Form 20-F are stated in Canadian dollars. On December 29, 2006, the inverse of the noon buying rate in New York City for cable transfers of Canadian funds as certified for customs purposes by the Federal Reserve Bank of New York was Cdn$1.00 = US$0.8582.

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

™Rogers Communications Inc. used under license by Rogers Wireless. ® Rogers Broadcasting Limited used under license by Rogers Wireless. © 2007 Rogers Wireless.

Documents Incorporated by Reference

Important business and financial information relating to Wireless is incorporated by reference from our Management’s Discussion and Analysis and Consolidated Financial Statements for the year ended December 31, 2006, which was filed with the Securities and Exchange Commission (“SEC”) under cover of a Form 6-K dated March 30, 2007.

Cautionary Statement Regarding Forward-Looking Information

This Form 20-F contains forward-looking statements concerning our business, operations and financial performance and condition.

When used in this Form 20-F, the words “believe”, “anticipate”, “intend”, “estimate”, “expect”, “project” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such words. These forward-looking statements are based on current expectations and are naturally subject to uncertainty and changes in circumstances that may cause actual results to differ materially from those expressed or implied by such forward-looking statements. Factors that may cause such differences include but are not limited to economic, business, technological, competitive and regulatory factors. More detailed information about these and other factors is included in this Form 20-F under the section entitled “Item 3 - Key Information - Risk Factors”. We are under no obligation to update or alter our forward-looking statements whether as a result of new information, future events or otherwise.

PART I

ITEM 1 - IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2 - OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3 - KEY INFORMATION

Selected Financial Data

The following data should be read in conjunction with our audited consolidated financial statements, the notes related to those financial statements and the section entitled “Item 5 - Operating and Financial Review and Prospects”. The selected data for and as of each of the five years ended December 31, 2006 is derived from our audited consolidated financial statements which have been audited by KPMG LLP, independent chartered accountants, whose report on the audited consolidated financial statements is incorporated by reference in this annual report.

Our consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP). For a discussion of the principal differences between Canadian and U.S. GAAP, see note 23 to our audited consolidated financial statements and the section entitled “U.S. GAAP Differences” on page 47 of our Management’s Discussion and Analysis for the year ended December 31, 2006.

The information in the following tables has been reclassified to reflect the retrospective application of new accounting policies, which resulted in the revised classification of certain items of revenue and expense, as described in note 3 to the tables. Additionally, the information in the following tables reflects the reclassification of certain transactions related to the sale of wireless equipment historically recorded as cost of equipment sales rather than as a reduction of equipment revenue, which resulted in reduction of equipment revenue and a decrease in cost of equipment sales, as described in note 9 to the tables. Long-term debt has been reclassified to exclude the effect of our cross-currency interest rate exchange agreements, as described in note 8 to the tables.

	Year Ended December 31,
	2002 Restated (note 10)	2003 Restated (note 10)	2004 Restated (note 10)	2005 Restated (note 10)	2006
	(In millions of dollars, except per share amounts)
AMOUNTS UNDER CANADIAN GAAP(1)
Statement of Income Data:
Operating revenue (2)
Postpaid (voice and data) (3)	$1,628	$1,911	$2,361	$3,384	$4,084
Prepaid (3)	91	91	117	210	214
One-way messaging (3)	35	28	24	20	15
Network revenue (3)	1,754	2,030	2,502	3,614	4,313
Equipment revenue (3)(9)	89	122	187	246	267
Total	1843	2,152	2,689	3,860	4,580
Cost of equipment sales (3)(9)	248	325	415	625	628
Sales and marketing expenses (3)	329	362	444	604	604
Operating, general and administrative expenses (3)	738	737	876	1,240	1,376
Integration expenses (4)	-	-	4	54	3
Management fees (6)	11	11	12	12	12
Other (5)	(12)		-	-	-
Depreciation and amortization	457	519	498	616	630
Operating income	72	198	440	709	1,327
Interest expense, net	195	194	226	394	309
Foreign exchange loss (gain)	(6)	(135)	47	(26)	(1)
Change in the fair value of derivative instruments	-	-	8	27	5
Loss (gain) on repayment of long-term debt	(31)	-	2	-	-
Investment and other expense (income)	-	(1)	(8)	6	2
Income (loss) before income taxes	(86)	140	165	308	1,012
Income taxes expense (reduction)	5	2	7	(83)	274
Net income (loss) for the year	$(91)	$138	$158	$391	$738
Basic and diluted earnings (loss) per share	$(56.67)	$85.96	$98.58	$237.21	$403.45

	As at December 31,
	2002	2003	2004	2005	2006
	(In millions of dollars)
Balance Sheet Data (at year end):
Property, plant and equipment, net	$2,371	$2,300	$2,586	$2,681	$2,726
Goodwill	7	7	758	149	87
Intangible assets	419	397	1,076	941	806
Total assets	3,177	3,107	5,055	7,103	5,708
Senior debt(7)(8)	2,195	1,842	4,213	4,172	3,916
Total debt(7)(8)	2,528	2,073	5,044	4,638	4,382
Shareholder’s equity (deficiency)	211	440	(1,146)	1,246	(4)
Additions to property, plant and equipment	565	412	439	585	684

	Year Ended December 31,
	2002 Restated (note 10)	2003 Restated (note 10)	2004 Restated (note 10)	2005 Restated (note 10)	2006
	(In millions of dollars, except per share amounts)
AMOUNTS UNDER U.S.
GAAP(1)
Statement of Income Data: Revenue(2)(3)(9)	$1,844	$2,152	$2,689	$3,860	$4,580
Operating income (loss)	73	1988	404	466	1,086
Interest expense, net	189	189	220	378	286
Other expense (income), net	(126)	(33)	194	187	(9)
Income (loss) before income taxes	10	43	(11)	(99)	809
Income taxes expense (reduction)	5	2	6	(84)	174
Net income (loss) for the year	$4	$41	(17)	(15)	635
Basic and diluted earnings (loss) per share	$2.75	$25.43	$(10.64)	$(16.02)	$339.15

	As at December 31,
	2002	2003	2004	2005	2006
	(In millions of dollars)
Balance Sheet Data (at period end):
Property, plant and equipment, net	$2,390	$2,322	$2,641	$2,701	$2,759
Goodwill	529	529	1,742	1,082	1,445
Total assets	3,827	3,661	7,836	9,630	8,064
Senior debt(8)	2,195	1,842	4,268	4,216	3,952
Total debt(8)	2,528	2,073	5,099	4,682	4,418
Shareholder’s equity (deficiency)	$862	$994	$1,424	$3,414	$2,045

Notes:
(1) In certain respects, Canadian GAAP differs from U.S. GAAP. Accordingly, certain line items with respect to Statement of Income Data and Balance Sheet Data differ as a result of the application of Canadian GAAP compared to U.S. GAAP. For a discussion of the principal differences between Canadian GAAP and U.S. GAAP, see note 23 to the Consolidated Financial Statements.

(2) In the first quarter of 2003, we introduced enhanced reporting classification for stratifying subscriber and revenue categories, which more clearly reflects the emergence of data products and integrated voice and data devices. Concurrently, we changed our classification of subscribers of certain resale two-way messaging arrangements for reporting purposes. The previous periods’ subscriber and revenue categories have been reclassified to conform to this current presentation. We now report subscribers and revenues in three categories: postpaid, prepaid and one-way messaging. Postpaid includes voice-only and data-only subscribers, as well as subscribers with service plans integrating both voice and data. In addition, as discussed in note 3 below, further changes to the classification of revenues and expenses were made effective January 1, 2004. As a result of these reclassifications, all prior periods presented have been reclassified. These enhancements to the classification of revenue categories had no impact on the reported operating income in the current or previous periods.

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

•
Equipment subsidies related to new and existing subscribers are now classified as a reduction to equipment revenue. Previously, these amounts were recorded as sales expense in the case of a new subscriber or as an operating, general and administrative expense in the case of an existing subscriber.

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

(4) During the years ended 2004, 2005 and 2006, we incurred $4 million, $54 million and $3 million, respectively, of integration costs related to the Fido acquisition.

(5) During 2002, we recorded a recovery related to the change in estimates of sales tax and CRTC contribution liabilities.

(6) We were party to a management services agreement with RCI and RWCI, under which RCI provided finance, treasury, legal, regulatory, administrative and strategic planning services to us in exchange for a fee. The fee per year was the greater of $8 million (adjusted for changes in the Canadian consumer price index from January 1, 1991) and an amount agreed to by RCI and the independent directors serving on the Audit Committee of RWCI under guidelines specified in the management services agreement. Effective December 31, 2006, we and RCI terminated the management fee. In addition, for services not specifically covered under the management services agreement, the fee is generally equal to RCI’s cost.

(7) Total debt includes long-term debt and all intercompany subordinated debt. The following table sets forth, for the periods indicated, our outstanding intercompany subordinated debt owing to RCI and RWCI:

	As at December 31,
	2002	2003	2004	2005	2006
	(In millions of dollars)
Intercompany subordinated debt owing to RWCI & RCI	50	-	350	-	-
Total intercompany subordinated debt	$50	$-	$350	$-	$-

In 2003, we issued 10 Class A Common Shares to RWCI for consideration of $91 million, comprised of the set-off of the $50 million intercompany subordinated debt owing to RWCI, the set-off of an aggregate $33 million of intercompany amounts payable to RWCI and $8 million paid in cash.

In 2005, we issued 1,000,000 First Preferred Shares to RCI for total consideration of $2,000 million, and dividends at 8.125%. These shares were non-voting, redeemable at the option of Wireless for an aggregate redemption amount equal to $2,000 million, and payable in cash or by the issuance of a non-interest bearing, deeply subordinated demand promissory note deliverable by Wireless or an affiliate. During 2006, we redeemed the 1,000,000 First Preferred Shares by transferring to RCI a $2,000 million note due from a subsidiary of RCI.

In 2006, we issued 20 Class A Common Shares to RWCI for cash consideration of $14 million.

Reconciliation of Long-Term Debt to Total and Senior Debt

	As at December 31,
	2002	2003	2004	2005	2006
	(In millions of dollars)
Long-term debt(8)	$2,478	$2,073	$4,694	$4,638	$4,382
Intercompany subordinated debt	50	-	350	-	-
Total debt(8)	2,528	2,073	5,044	4,638	4,382
Intercompany subordinated debt	(50)	-	(350)	-	-
Senior subordinated notes	(283)	(231)	(481)	(466)	(466)
Senior debt	$2,195	$1,842	$4,213	$4,172	$3,916

____________
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

(9)  During 2006, we determined that certain transactions related to the sale of Wireless equipment were historically recorded as cost of equipment sales rather than as a reduction of equipment revenue. We determined these transactions should be reflected as a reduction of equipment revenue and have reclassified prior year figures to reflect this accounting, resulting in a reduction of $48 million, $56 million, $94 million and $147 million in both revenue and cost of sales in the years ended December 31, 2002, 2003, 2004 and 2005, respectively. As a result of this reclassification, there was no change to previously reported net income, operating income, reported cash flows or the amounts recorded in the consolidated balance sheets.

Dividends

We did not pay dividends on our Class A Common Shares in 2002, 2003, 2004, 2005 or 2006. Any future determination as to the payment of dividends will be at the discretion of our Board of Directors and will depend on our operating results, financial condition and capital requirements, general business conditions and such other factors as our Board of Directors deems relevant. We are party to various credit agreements that restrict our ability to declare dividends.

In December 2004, we distributed $1,750 million as a return of capital to RWCI, comprised of $1,400 million in cash and $350 million by the issuance of a demand subordinated non-interest bearing promissory note. This distribution was permitted under all agreements governing the Company’s outstanding indebtedness. As a result of this distribution, the stated value of the Class A Common Shares was reduced.

In 2005, we purchased the wireless subscriber base and related working capital items of Rogers Telecom Inc. (“Telecom”), which was a subsidiary of RCI, for cash consideration of $6 million. The assets are recorded in our accounts at their carrying value in Telecom. The $5 million excess of consideration paid over the predecessor carrying value of the acquired assets was recorded as a distribution to a related party.

No dividends on our First Preferred Shares were paid during 2005, although $11 million of dividends were declared and payable. In 2006, the Company paid dividends of $102 million to RCI, which included the $11 million declared in 2005, by the issuance of non-interest bearing, deeply subordinated demand promissory notes. The Company repaid the $102 million of deeply subordinated demand non-interest bearing promissory notes by transferring to RCI the $100 million of non-interest bearing promissory notes due from a subsidiary of RCI and the payment of $2 million cash.

Exchange Rate Data

The following table sets forth, for the periods indicated, the average, high, low and end of period noon buying rates in the City of New York for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York. Such rates are set forth as U.S. dollars per Cdn$1.00 and are the inverse of rates quoted by the Federal Reserve Bank of New York for Canadian dollars per U.S.$1.00. On March 28, 2007, the inverse of the noon buying rate was Cdn$1.00 equals US$0.8636.

Year ended	Average (1)	High	Low	Period End
December 31, 2006	0.8847	0.9100	0.8528	0.8582
December 31, 2005	0.8282	0.8690	0.7872	0.8579
December 31, 2004	0.7719	0.8493	0.7158	0.8310
December 31, 2003	0.7205	0.7738	0.6349	0.7738
December 31, 2002	0.6370	0.6619	0.6200	0.6329

Month Ended	Average (2)	High	Low	Period End
February, 28, 2007	0.8540	0.8631	0.8437	0.8547
January 31, 2007	0.8502	0.8586	0.8457	0.8480
December 31, 2006	0.8672	0.8760	0.8582	0.8582
November 30, 2006	0.8804	0.8869	0.8715	0.8762
October 31, 2006	0.8861	0.8965	0.8784	0.8907
September 30, 2006	0.8960	0.9048	0.8872	0.8968
____________
Notes:
(1) The average of the exchange rates on the last day of each month during the applicable year.

(2) The average of the exchange rates for all days during the applicable month.

Risk Factors

This section is incorporated by reference to the “Risks and Uncertainties Affecting our Business” section contained on pages 33-38 of our Management’s Discussion and Analysis for the year ended December 31, 2006.

ITEM 4 - INFORMATION ON THE COMPANY

History and Development of the Company:

Name and Incorporation

We are wholly owned by RWCI and are the principal operating subsidiary of RWCI. We are incorporated under the Canada Business Corporations Act pursuant to Articles of Amalgamation dated January 1, 1997.

Our executive offices are located at 333 Bloor Street East, 10th Floor, Toronto, Ontario, Canada M4W 1G9. Our telephone number is 416-935-7777. Our agent for service of process in the United States is CT Corporation System, 111 Eighth Avenue, 13th Floor, New York City, NY, U.S.A. 10011. CT Corporation’s telephone number is 212-894-8400.

Recent Developments

2006 Highlights

•    Successfully launched our HSDPA network in the Golden Horseshoe markets of Ontario. This next generation broadband wireless technology, which we continue to deploy across other major markets, is the fastest mobile wireless data service available in Canada.

•    We launched a broadband fixed wireless service in 20 cities across Canada as the first offering enabled by our Inukshuk joint venture. This service gives customers wireless portable access to Rogers Yahoo! Hi-Speed Internet services at speeds up to 1.5 Mbps.

•    On June 1, 2006, we repaid at maturity the 10.5% Senior Secured Notes in the aggregate principal amount outstanding of $160 million.

2005 Highlights

•    The integration of Fido Solutions Inc. (previously Microcell Solutions Inc.) was essentially completed with the two GSM networks now fully integrated and all postpaid and prepaid retail Fido subscribers migrated onto the Wireless billing platforms.

•    During 2005, with the approval of its Board of Directors, RCI entered into an arrangement to sell to its controlling shareholder, for $13 million in cash, the shares in two of RCI’s wholly owned subsidiaries whose only asset will consist of tax losses aggregating approximately $100 million. These tax losses were transferred from us to one of these wholly owned subsidiaries of RCI. The terms of the transaction were reviewed and approved by a Special Committee of the Board of Directors of RCI comprised of independent directors. In order to facilitate this loss transfer arrangement, we filed articles of amendment authorizing the creation of an unlimited number of non-voting First Preferred Shares (See Note 14 to the 2005 Audited Consolidated Financial Statements). We then entered into an agreement with RCI whereby we agreed to purchase the preferred shares of a subsidiary of RCI with the consideration being our First Preferred Shares. We then entered into an agreement with a subsidiary of RCI whereby we subscribed for and purchased a demand promissory note in the principal amount of $2,000 million bearing interest at 8% per annum. We satisfied this purchase by transferring the preferred shares of a subsidiary of RCI to another subsidiary of RCI.   During 2006, as part of this loss transfer arrangement: we paid dividends of $102 million to RCI by the issuance of deeply subordinated demand non-interest bearing promissory notes; we received interest of $100 million from a subsidiary of RCI, through receipt of non-interest bearing demand promissory notes; and we issued 20 Class A common shares to RWCI for proceeds of $14 million. We repaid the $102 million of deeply subordinated demand non-interest bearing promissory notes by transferring to RCI the $100 million of non-interest bearing promissory notes due from a subsidiary of RCI and the payment of $2 million cash. We then redeemed the 1,000,000 First preferred shares held by RCI by transferring to RCI the $2,000 million note due from a subsidiary of RCI.

•    We announced a wholesale agreement with Vidéotron under which Vidéotron will operate as a mobile virtual network operator, or MVNO, reselling Rogers’ wireless voice and data services to its extensive customer base in markets across Québec.

2004 Highlights

•    On December 31, 2004, we became a wholly owned subsidiary of RCI through RCI’s direct and indirect acquisition of all of the RWCI Class B Restricted Voting shares held by the public for consideration of 3.5 RCI Class B Non-Voting Share for each RWCI Restricted Voting share held by the public.

•    On November 30, 2004, we completed a private placement in an aggregate principal amount of approximately US $2,356 million (approximately Cdn. $2,807 million). The private placement consisted of Cdn. $460 million 7.625% Senior (Secured) Notes Due 2011, US $550 million Floating Rate Senior (Secured) Notes Due 2010, US $470 million 7.25% Senior (Secured) Notes Due 2012, US $550 million 7.50% Senior (Secured) Notes Due 2015, and US $400 million 8.0% Senior Subordinated Notes Due 2012.

•    We successfully completed the deployment of EDGE technology across Wireless’ entire GSM/GPRS network and introduced devices which enable subscribers to enjoy greatly increased wireless data speeds.

•    On October 8, 2004, Wireless and its bank lenders entered into an amending agreement to Wireless’ $700 million bank credit facility that provided, among other things, for a two year extension to the maturity date and a reduction schedule so that the Wireless bank credit facility now reduces by $140 million on each of April 30, 2008 and April 30, 2009 with the maturity date on April 30, 2010. The provision for early maturity in the event that Wireless’ 10 1/2% Senior Secured Notes due 2006 are not repaid (by refinancing or otherwise) on or prior to December 31, 2005 has been eliminated. In addition, certain financial ratios to be maintained on a quarterly basis have been made less restrictive, the restriction on the annual amount of additions to property, plant and equipment (“PP&E”) has been eliminated and the restriction on the payment of dividends and other shareholder distributions has been eliminated other than in the case of a default or event of default under the terms of the bank credit facility.

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

•    On February 20, 2004, we completed a private placement of an aggregate principal amount of US$750 million 6.375% Senior Secured Notes due 2014. Approximately US$735 million of the approximately US$742 million net proceeds received by us were used, on March 26, 2004, to redeem the US$196 million principal amount of our 8.30% Senior Secured Notes due 2007, the US$179 million principal amount 8.80% Senior Subordinated Notes due 2007, and the US$333 million principal amount of our 9 3/8% Senior Secured Debentures due 2008, together with related redemption premiums.

Additions to Property, Plant and Equipment

Additions to PP&E totaled $439 million, $585 million and $684 million in 2004, 2005 and 2006 respectively.

PP&E not yet in service totalled $160 million, $256 million and $151 million for the years ended December 31, 2004, 2005 and 2006.

The $684 million of additions to PP&E for the year ended December 31, 2006 reflect spending on our UMTS/HSDPA (“Universal Mobile Telephone System / High Speed Downlink Packet Access”) deployment as well as GSM/GPRS network capacity and quality enhancements. There were no additions to PP&E in the year ended December 31, 2006 related to the Fido integration as the integration has been completed.

On February 9, 2006, we announced that we intended to begin deploying a 3G network based upon the UMTS/HSDPA standard which provides data speeds that are superior to those offered by the 3G wireless technologies and which enable us to add incremental voice and data capacity at significantly lower costs. UMTS/HSDPA is the next generation technology evolution for the global standard GSM platform which provides broadband wireless data speeds. Since UMTS/HSDPA technology is fully backwards compatible with GSM, subscribers with UMTS/HSDPA enabled devices are able to receive voice and data services everywhere that we offer wireless service across Canada, as well as when roaming in other countries around the world where GSM/GPRS service is available and we have roaming agreements in place.

Additions to PP&E in 2005 of $585 million was primarily for capacity expansion of the GSM/GPRS network and transmission. The remaining network-related additions to PP&E relate to technical upgrade projects, including new cell sites, operational support systems and the addition of new services. Other additions to PP&E reflect information technology initiatives and other facilities and equipment.

Additions to PP&E in 2004 of $439 million included network-related additions to PP&E of $348 million which included $196 million for capacity expansion of the GSM/GPRS network and transmission and $152 million related primarily to technical upgrade projects, including new cell sites, operational support systems and the addition of new services. Other non-network additions to PP&E consisted of $67 million for information technology initiatives and $25 million for other facilities and equipment.

Business Overview

This section is incorporated herein by reference to the “Our Business”, “Our Strategy”, “Recent Industry Trends”, “Government Regulation and Regulatory Developments”, “Competition in our Business”, “Key Performance Indicators and Non-GAAP Measures”, “Intercompany and Related Party Transactions” and “Summary of Seasonality and Quarterly Results” sections contained on pages 3, 4, 5-6, 31-33, 33 and 38-40, respectively, of our Management’s Discussion and Analysis for the year ended December 31, 2006.

Refer to Item 3 - “Key Information - Selected Financial Data” for a breakdown of revenue by category.

Organizational Structure

Refer to Item 7.

Property, Plant and Equipment

In most instances, we own the assets essential to our operations. Our major fixed assets are transmitters, microwave systems, antennae, buildings and electronic transmission, receiving and processing accessories and other wireless network equipment including switches, radio channels, base station equipment, microwave facilities and cell equipment. We also lease land and space on buildings for the placement of antenna towers and generally lease the premises on which our switches are located, principally under long term leases. We own a Toronto office complex in which our executive offices are located. We are also leasing a majority of this office space to RCI and other subsidiaries of RCI. See “Intercompany and Related Party Transactions - Arrangements with RCI - Real Estate” section contained on page 50 of the Management’s Discussion and Analysis for 2006. In addition, we own service vehicles, data processing facilities and test equipment. The operating systems and software related to these assets are either owned by us or are used under license. Most of our assets are subject to various security interests in favour of lenders.

In late December 2006, we transferred the Rogers Campus (land and buildings) at fair market value to RCI. The Rogers Campus is comprised of the properties at 333 Bloor Street East and One Mount Pleasant Road in Toronto, Ontario. In early January 2007, we transferred certain other land and buildings to RCI at fair market value. Previously, we had leased, at market rates, office space to RCI, Cable and Telecom and Media. RCI managed the real estate that Wireless owned. Wireless reimbursed RCI for the costs it incured based on various factors, including the number of sites managed and employees utilized.

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

ITEM 5 - OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The discussion and analysis of financial condition and results of operations should be read in conjunction with our audited consolidated financial statements and the notes related to those financial statements which are incorporated herein by reference. This section incorporates herein by reference the “Caution Regarding Forward-Looking Statements” section contained on page 2 of our Management’s Discussion and Analysis for the year ended December 31, 2006 and the “Critical Accounting Policies”, “Critical Accounting Estimates”, “New Accounting Standards”, and “U.S. GAAP Differences” sections contained on pages 41-48 of our Management’s Discussion and Analysis for the year ended December 31, 2006.

Operating and Financial Results

Year Ended December 31, 2006 compared to Year Ended December 31, 2005

This section is incorporated herein by reference to the “Operating and Financial Results” section contained on pages 6-15 of our Management’s Discussion and Analysis for the year ended December 31, 2006.

Year Ended December 31, 2005 compared to Year Ended December 31, 2004

This section is incorporated herein by reference to the “Operating and Financial Results” section contained on pages 16-25 of our Management’s Discussion and Analysis for the year ended December 31, 2006.

Liquidity and Capital Resources

This section is incorporated herein by reference to the “Liquidity and Capital Resources” section contained on pages 25-27 of our Management’s Discussion and Analysis for the year ended December 31, 2006.

Trend Information

This section is incorporated herein by reference to the “Recent Industry Trends” section contained on pages 5-6 of our Management’s Discussion and Analysis for the year ended December 31, 2006.

Off-Balance Sheet Arrangements

This section is incorporated herein by reference to the “Off-Balance Sheet Arrangements” section contained on page 30 of our Management’s Discussion and Analysis for the year ended December 31, 2006.

Contractual Obligations

This section is incorporated herein by reference to the “Commitments and Other Contractual Obligations” section contained on page 30 of our Management’s Discussion and Analysis for the year ended December 31, 2006.

Safe Harbor

Refer to page 3 - “Cautionary Statement Regarding Forward-Looking Information”.

U.S. GAAP Reconciliation

This section is incorporated herein by reference to note 23 of our Consolidated Financial Statements for the year ended December 31, 2006, and to “U.S. GAAP Differences” section contained on page 48 of our Management’s Discussion and Analysis for the year ended December 31, 2006.

ITEM 6 - DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Following is a list of our directors and corporate officers as of December 31, 2006, indicating their municipality of residence and their principal occupations during the five preceding years. Each director is elected by RWCI, our sole shareholder, to serve until a successor is elected or appointed. Executive officers are appointed annually and serve at the discretion of the Board of Directors.

Name	Position
Edward S. Rogers, O.C.(1)	Director and Vice Chairman
Alan D. Horn	Director and Chairman
Nadir H. Mohamed	Director and Vice Chairman
Robert W. Bruce	President
Sylvain Roy	Senior Vice President and General Manager, Fido
John Boynton	Senior Vice President, Chief Marketing Officer
James S. Lovie	Executive Vice President, Consumer Sales and Services
Jill N. Sharland	Vice President, Financial Operations
M. Lorraine Daly	Vice President, Treasurer
Kenneth G. Engelhart	Vice President, Regulatory Law
William W. Linton	Senior Vice President
Graeme H. McPhail	Vice President, Associate General Counsel
David P. Miller	Senior Vice President, General Counsel and Secretary
Edward Rogers (1)	Director
Ronald D. Besse(2)	Director
C. William D. Birchall(2)	Director
John H. Clappison(2)	Director
Peter C. Godsoe, O.C.	Director
Thomas I. Hull	Director
Philip B. Lind	Director
The Hon. David R. Peterson, P.C., Q.C.	Director
Loretta A. Rogers (1)	Director
Melinda M. Rogers (1)	Director
William T. Schleyer	Director
John A. Tory, Q.C.	Director
J. Christopher C. Wansbrough(2)	Director
Colin Watson(2)	Director

____________
Notes:
(1) Loretta A. Rogers is the wife of Edward S. Rogers, O.C. Melinda Rogers is the daughter and Edward Rogers is the son of Edward S. Rogers, O.C. and Loretta A. Rogers.

(2) Denotes member of the Audit Committee

Edward “Ted” S. Rogers, O.C., resides in Toronto, Ontario, Canada and has been a director and Vice Chairman of our board of directors since 1989. Mr. Rogers has been President and Chief Executive Officer and a director of RCI since 1979. Mr. Rogers also serves as a director of Cable Television Laboratories, Inc. Mr. Rogers holds a B.A., University of Toronto, LL.B., Osgoode Hall Law School, and was called to the Bar of Ontario in 1962. Mr. Rogers was appointed an Officer of the Order of Canada in 1990 and inducted into the Canadian Business Hall of Fame in 1994. In 2002, Mr. Rogers was inducted into the U.S. Cable Hall of Fame.

Alan D. Horn, resides in Toronto, Ontario, Canada. Mr. Horn has served as a director and our Chairman since March 2006. Mr. Horn served as our Vice President from 1996 and as Vice President, Finance and Chief Financial Officer of RCI from September 1996 until March 2006. Mr. Horn has been President and Chief Executive Officer of Rogers Telecommunications Limited since March 2006 and was President and Chief Operating Officer of Rogers Telecommunications Limited from 1990 to 1996. Mr. Horn is a Chartered Accountant. He is also a director of March Networks Corporation. Mr. Horn received a B.S.C. with First Class Honours in Mathematics from the University of Aberdeen, Scotland.

Nadir H. Mohamed, resides in Toronto, Ontario, Canada and was appointed Vice Chairman and director of our board of directors in May 2005. Mr. Mohamed has served as a director and President and Chief Operating Officer, Communications Group of RCI since May 2005. Mr. Mohamed joined the Company as President and Chief Operating Officer in August 2000 and served as President and Chief Executive Officer from June 2001 to May 2005. Prior to joining the Company, Mr. Mohamed served as Senior Vice President, Marketing and Sales for Telus Communications Inc. from February 1999 to August 2000. Between August 1997 and January 1999 Mr. Mohamed was President and Chief Operating Officer of BC Tel Mobility. Mr. Mohamed is also a director of Cinram International Inc. and a member of Ryerson University’s Board of Governors. Mr. Mohamed holds an undergraduate degree from the University of British Columbia and is a Chartered Accountant.

Robert W. Bruce, resides in Toronto, Ontario, Canada and was appointed our President in May 2005. Mr. Bruce joined our Company as our Executive Vice President, Chief Marketing Officer and President, Wireless Data Services in September 2001. Prior to his appointment with us, Mr. Bruce served as Senior Vice President of Marketing for BCE Mobile Communications, prior to which Mr. Bruce held senior operating and marketing positions with Oshawa Foods Limited from 1996 to 1998, Pepsi-Cola Canada from 1990 to 1994 and Warner Lambert from 1986 to 1988.

Sylvain Roy, resides in Laval, Quebec, Canada and has been our Senior Vice President and General Manager for Fido since July 2006. Mr. Roy was previously our Vice President, General Manager, Sales, Quebec from September 2001 to July 2006. Prior to joining Rogers Wireless in 2001, Mr. Roy was employed by Bell Mobility.

John Boynton, resides in Toronto, Ontario, Canada and has been our Senior Vice President, Chief Marketing Officer since July 2005. Previously he served as Vice President, Consumer Marketing from March 2002. Prior to his appointment with us, Mr. Boynton was Executive Vice President of eYak Inc. in Boston, MA and InQuent Technologies Inc. in Toronto from 2000 to March 2002.

James S. Lovie, resides in Aurora, Ontario, Canada and was appointed Executive Vice President, Consumer Sales and Services in May, 2005. Previously, he served as Executive Vice President, Sales, Service and Distribution of Rogers Wireless. Prior to his appointment with us, Mr. Lovie served as President and Chief Operating Officer of Axxent Corporation (a CLEC company), prior to which Mr. Lovie served as President and Chief Executive Officer of cMeRun Corp. (Internet company). From 1998 to 2000, Mr. Lovie served as President and Chief Executive Officer of Bell Distribution Inc. (Bell Canada’s retail distribution company).

Jill N. Sharland, resides in Toronto, Ontario, Canada and was appointed Vice President, Financial Operations in May 2005. Ms. Sharland has been associated with the Company since 1993.

M. Lorraine Daly, resides in Mississauga, Ontario, Canada and has served as our Vice President, Treasurer since 1991. Ms. Daly has also served as Vice President, Treasurer of RCI since 1989 and has been associated with RCI since 1987.

Kenneth G. Engelhart, resides in Toronto, Ontario, Canada and has been our Vice President, Regulatory Law since 1997. Mr. Engelhart has also served as Vice President, Regulatory Law of RCI since 1992 and has been associated with RCI since 1990.

William W. Linton, resides in Toronto, Ontario, Canada and was appointed our Senior Vice President in February 2007 and Senior Vice President, Finance and Chief Financial Officer of RCI. Previously his title was Vice-President, Finance and Chief Financial Officer of RCI since March 21, 2006. Mr. Linton served as Executive Vice President of RCI from July 2005, when Rogers acquired Call-Net Enterprises Inc., until March 2006. Prior to joining Rogers, Mr. Linton served as President and Chief Executive Officer of  Call-Net Enterprises Inc. from 2000 to July 2005. Mr. Linton also served as President and Chief Executive Officer of Prior Data Sciences Inc. from 1999 to 2000 and Executive Vice President and Chief Financial Officer of SHL Systemhouse Inc. from 1994 to 1999.

Graeme H. McPhail, resides in Toronto, Ontario, Canada and was appointed as Vice President, Assistant General Counsel in March 1996 and as Vice President, Associate General Counsel in November 1997. Mr. McPhail has also served as Vice President, Associate General Counsel of RCI since 1997 and has been associated with RCI since 1991.

David P. Miller, resides in Toronto, Ontario, Canada and was appointed Senior Vice President, General Counsel and Secretary in February 2007. Previously his title was Vice President and General Counsel to RCI since 1987 and as our Vice President, General Counsel and Secretary since 1991. Mr. Miller also served as a Director in 2000 and 2001.

Edward Rogers, resides in Toronto, Ontario, Canada and has served as a director of RCI since May 1997 and as one of our directors since February 2005. Mr Rogers is President, Rogers Cable Communications Inc. Mr. Rogers also serves as a director of Futureway Communications Inc. Mr. Rogers was appointed Rogers Cable Inc.'s President and Co-Chief Executive Officer in February 2003 and became President in June 2003. From 1998 to 2000, Mr. Rogers served as Rogers Cable Inc. Vice President and General Manager, Greater Toronto Area. From 2000 to February 2003, Mr. Rogers served as Senior Vice President, Planning and Strategy for RCI. Mr Rogers holds a B.A., University of Western Ontario.

Ronald D. Besse, resides in Toronto, Ontario, Canada and has served as a director of RCI since June 1984 and as one of our directors since February 2005. Mr. Besse was formerly Chairman, President and Chief Executive Officer, Gage Learning Corporation (an educational publisher). Mr. Besse is also a director of C.I. Financial Income Fund. Mr. Besse graduated from Ryerson University, Business Administration, 1960 and was awarded the Alumni Award of Distinction, Business Administration, 1998 and an Honorary Doctorate of Commerce in 2004. Mr. Besse is a member of the Chief Executives’ Organization, World Presidents’ Organization, and is a past President of the Canadian Book Publishers’ Council.

C. William D. Birchall, resides in Toronto, Ontario, Canada and has served as a director of RCI and as one of our directors since June 2005. Mr. Birchall serves as a director and Vice Chairman of Barrick Gold Corporation and Chairman of Barrick International Banking Corporation, a subsidiary of Barrick Gold Corporation. Mr. Birchall served as Vice Chairman of TrizecHahn Corporation from 1996 to 2001 and was a director of Trizec Canada Inc. until October 2006. Mr. Birchall is a Fellow of The Institute of Chartered Accountants in England and Wales (1963).

      John H. Clappison, resides in Toronto, Ontario, Canada and was appointed a director of RCI and as one of our directors on June 13, 2006. From 1990 to December 2005, Mr. Clappison was the Greater Toronto Area Managing Partner of PricewaterhouseCoopers. He was associated with PricewaterhouseCoopers since 1968. Mr. Clappison is a Chartered Accountant and a Fellow of the Institute of Chartered Accountants of Ontario. Mr. Clappison serves as a director of Sun Life Financial Inc., Cameco Corporation and Summitt Energy Holdings Corporation LLP.

Peter C. Godsoe, O.C, resides in Toronto, Ontario, Canada and has served as a director of RCI since October 2003 and as Lead Director since March 2006. He has served as one of  of our directors since February 2005. Mr. Godsoe has served as Chairman (1995), Chief Executive Officer (1993), President and Chief Operating Officer (1992) and Vice-Chairman (1982), of The Bank of Nova Scotia until his retirement on March 2, 2004. Mr. Godsoe is Chairman of Sobeys Inc. His corporate directorships include Barrick Gold Corporation, Ingersoll-Rand Company, Lonmin PLC, Onex Corporation and Templeton Emerging Markets Investment Trust. Mr. Godsoe holds a B.Sc. (Mathematics and Physics) from the University of Toronto and an M.B.A. from the Harvard Business School. He is a Chartered Accountant and a Fellow of the Institute of Chartered Accountants of Ontario.

Thomas I. Hull, resides in Toronto, Ontario, Canada and has served as a director of RCI since 1979 and as one of our directors since May 1991. Mr. Hull has been Chairman and Chief Executive Officer of The Hull Group of Companies, an insurance firm, since 1954. Mr. Hull is a graduate of the Insurance Co. of North America College of Insurance and Risk Management. Mr. Hull is a life member of the Canadian Association of Insurance and Financial Advisors and past president of the Life Underwriters’ Association of Toronto.

Philip B. Lind, C.M., resides in Toronto, Ontario, Canada and has served as a director of RCI since February 1979 and as one of our directors since February 2005. Mr. Lind joined RCI in 1969 as Programming Chief and has served as Secretary of the Board and Senior Vice President, Programming and Planning. Mr. Lind is also a director of Brookfield Asset Management Inc., Council for Business and the Arts, and the Power Plant (Contemporary Art Gallery at Harbourfront). Mr. Lind is a former member of the Board of the National Cable Television Association in the U.S. He is also Chairman of the Board of the CCPTA (Channel 17, WNED). Mr. Lind holds a B.A. (Political Science and Sociology), University of British Columbia and a M.A. (Political Science), University of Rochester. In 2002, he received a Doctor of Laws, honoris causa, from the University of British Columbia. In 2002, Mr. Lind was appointed to the Order of Canada.

The Hon. David R. Peterson, P.C., Q.C., resides in Toronto, Ontario, Canada and has served as a director of RCI since April 1991 and one of our directors since May 1991. Mr. Peterson is a senior partner and Chairman of the law firm Cassels Brock & Blackwell LLP. Mr. Peterson also serves as a director of Industrielle-Alliance Insurance and Financial Services Inc., Shoppers Drug Mart, Oceanex Income Fund and Ventus Energy West Cape Windpower LP. Mr. Peterson is Chancellor of The University of Toronto and also a director of St. Michael’s Hospital and the Shaw Festival. Mr. Peterson holds a B.A. and LL.B., University of Toronto, was called to the Bar of Ontario in 1969, appointed Queen’s Counsel in 1980, and summoned by Her Majesty to the Privy Council in 1992.

Loretta A. Rogers, resides in Toronto, Ontario, Canada and has served as a director of RCI since December 1979 and one of our directors since May 2003. Mrs. Rogers also serves as a director of Sheena’s Place. Mrs. Rogers holds a B.A., University of Miami, and an honourary Doctorate of Laws, University of Western Ontario.

Melinda M. Rogers, resides in Toronto, Ontario, Canada and has served as a director of RCI since May 2002 and as one of our directors since February 2005. Ms. Rogers was appointed Senior Vice President Strategy and Development of RCI in October 2006, prior to which Ms. Rogers served as Vice President of Strategic Planning and Venture Investments from May 2004, Vice President, Venture Investments from 2000. Prior to joining RCI, Ms. Rogers served as a Product Manager with At Home Corporation, Redwood City, California from 1997 to 1999. Ms. Rogers also serves as Chairman of the Jays Care Foundation and is also a director of The Ontario Media Development Corporation and iBHAN. Ms Rogers holds a B.A., University of Western Ontario and a M.B.A., University of Toronto.

William T. Schleyer, an American citizen who resides in Rye Beach, New Hampshire, United States of America and has served as a director of RCI since August 1998 and as one of our directors since February 2005. Mr. Schleyer was appointed Chairman and Chief Executive Officer of Adelphia Communications Corp., a cable television and Internet access provider, in January 2003, prior to which Mr. Schleyer served as President and Chief Executive Officer, AT&T Broadband, a cable television and Internet service provider from 2001 to 2003. From February 2000 to October 2001, Mr. Schleyer was a principal in Pilot House Ventures, an investment firm, where he served as a liaison between investors and entrepreneurs. Prior to February 2000, Mr. Schleyer served as President and Chief Operating Officer of MediaOne, the broadband services arm of U.S. West Media Group, and as President and Chief Operating Officer of Continental Cablevision, Inc. before that Company’s merger with U.S. West in 1996. Mr. Schleyer holds a B.A., Mechanical Engineering, Drexel University and an M.B.A., Harvard Business School.

John A. Tory, Q.C., resides in Toronto, Ontario, Canada and has served as a director of RCI since December 1979 and one of our directors since February 2005. Mr. Tory also serves as a director of The Thomson Corporation, The Woodbridge Company Limited, Abitibi-Consolidated Inc. and Canadian Psychiatric Research Foundation. Mr. Tory holds an LL.B., University of Toronto. Mr. Tory was called to the Bar of Ontario in 1954 and appointed Queen’s Counsel in 1965.

J. Christopher C. Wansbrough, resides in Toronto, Ontario, Canada and has served as a director of RCI since 1989 and as one of our directors since May 2003. Mr. Wansbrough has served as Chairman of Rogers Telecommunications Limited since December 1997. Mr. Wansbrough served as President of National Trust Company from 1977 to 1986, Vice Chairman from 1986 to 1991 and Chairman of the Board of OMERS Realty Corporation from 1989 to 1997. Mr. Wansbrough also serves as a director of Rogers Telecommunications Limited and E.S.R. Limited. Other affiliations include Chairman of the Board of the R.S. McLaughlin Foundation. Mr. Wansbrough holds a B.A., University of Toronto, and is a Chartered Financial Analyst.

Colin D. Watson, resides in Toronto, Ontario, Canada and has served as a director of RCI since May 2004 and as one of our directors since February 2005. Mr. Watson was President and Chief Executive Officer of Vector Aerospace Corporation, an aviation services firm, from November 2003 to January 2005. Mr. Watson served as Vice Chairman of Spar Aerospace Limited, an aviation services firm, from January 2000 until January 2002. From 1996 to 1999, Mr. Watson served as President and Chief Executive Officer of Spar Aerospace Limited and from 1999 to 2000, as its Vice Chairman and Chief Executive Officer. Prior to 1996, Mr. Watson was President and Chief Executive Officer of Rogers Cable Inc. Mr. Watson also serves as a director of Vector Aerospace Corporation, Cygnal Technologies Corp., B Split II Corporation, NorthStar Aerospace, Great Lakes Carbon Income Fund, Louisiana-Pacific Corporation and Rhapsody Acquisition Corp. Mr. Watson holds a B.A.Sc. (Mechanical Engineering), University of British Columbia and an M.B.A. Ivey Business School, University of Western Ontario.

Our Board of Directors currently has 17 directors.

Our Board of Directors has established an Audit Committee. The Audit Committee consists of five directors, Messrs. Besse, Birchall, Clappison, Wansbrough and Watson who are appointed annually by our Board of Directors. The members of the Audit Committee are not officers or employees of Wireless or any of Wireless’ affiliates. The Audit Committee is responsible for the review of our financial reporting procedures and our financial statements, the review of our public filings, the engagement of our independent auditors and the review with them of the scope and timing of their audit services and any other services they are asked to perform, their report on our accounts following completion of the audit and our policies and procedures with respect to internal accounting and financial controls. A majority of the members of the Audit Committee must be Canadian residents.

The Board of Directors may also establish other committees from time to time to assist in the discharge of its responsibilities.

Compensation of Directors and Executive Officers

The following table shows the aggregate amount of cash compensation we paid to our directors and executive officers as a group for services in all capacities provided to us and our subsidiaries for the year ended December 31, 2006.

	Directors’ Fees		Salaries & Bonuses	Total
Executive Officers (including one director)		$-	$2,474,535	$2,474,535
Directors (not employees)		Nil	-	-
Total	$	Nil	$2,474,535	$2,474,535

Certain of our officers who are also officers of RCI are compensated by RCI and do not receive any additional compensation for serving as our officers. We or one of our affiliates provided all of our executive officers with the use of a car or a car allowance and related expenses for the year ended December 31, 2006. We or one of our affiliates also provided club memberships for a number of executive officers for the year ended December 31, 2006.

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

We did not grant any stock appreciation rights during 2006.

Our directors are compensated for their services by our parent company, RCI. They do not receive any additional compensation for services on our board.

During 2006, RCI granted 132,080 options to our executive officers to acquire its Class B Non-Voting Shares at exercise prices ranging from $22.61 to $33.95. These options expire after seven years. Those executive officers also received 32,320 restricted share units of RCI.

COMPOSITION OF THE COMPENSATION COMMITTEE

During the year ended December 31, 2006, the Compensation Committee of RCI carried out the duties of the Compensation Committee. The Committee consisted of Thomas I. Hull (Chairman), Ronald D. Besse, Peter C. Godsoe, O.C., William T. Schleyer and John A. Tory, Q.C.

Report on Executive Compensation by the Compensation Committee

As an indirect wholly owned subsidiary of RCI, our executive compensation program is administered on our behalf by the RCI Compensation Committee, comprised of five members of the Board of Directors of RCI, none of whom are members of our management and all of whom also serve as our directors. The Compensation Committee reviews and approves our executive compensation policies and the compensation paid to the Chief Executive Officer and our other officers. The Compensation Committee also reviews the design and competitiveness of our compensation and benefit programs generally. The Compensation Committee met seven times in 2006.

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

Pension Plans

Our employees participate in the RCI pension plans. We record our participation in the RCI pension plans as if we had a defined contribution plan. For the year ended December 31, 2006, we made contributions to the plans of approximately $11 million, resulting in pension expense of the same amount. The RCI pension plans cover participants across the Rogers group of companies. The value of the total accrued pension benefit obligations and the total net assets in the RCI pension plans available to provide for these benefits, at market, were approximately $631 million and approximately $545 million, respectively, at the measurement date of September 30, 2006.

The Rogers Defined Benefit Pension Plan is a voluntary defined benefit pension plan requiring employee contributions ranging from 3.35% to 5%. The plan credits annual pension, payable at age 65, of 2% of career average earnings for each year of credited service, upgraded so that earnings for years before 2001 are replaced by 2001 earnings. Generally, the pension benefits for all are limited to maximum amounts of $1,722.22 per year of service prior to January 1, 2004, $1,833.33 per year of service for the 2004 plan year, $2,000.00 per year of service for the 2005 plan year, $2,111.11 per year of service for the 2006 plan year and $2,222.22 per year of service after December 31, 2006. Remuneration for pension purposes is defined as the total of salary and commissions not including overtime, bonuses or other special payments. The pensions are payable monthly for the lifetime of the employees and a minimum of 60 monthly payments are guaranteed.

Employees

For the years ended December 31, 2006, 2005 and 2004, we ended the year with approximately 3,500, 4,500 and 4,900 full-time equivalent employees, respectively.

ITEM 7 - MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Ownership Structure

The following organization chart illustrates our ownership structure and indicates the jurisdiction of organization of each entity shown as at March 1, 2007. RWCI is a holding company, and its operations are conducted principally through us, Fido Solutions Inc. and Rogers Wireless Partnership. As indicated, RWCI is a corporation controlled by Rogers Communications Inc.

____________
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

Related Party Transactions

This section is incorporated by reference to “Intercompany and Related Party Transactions”, section contained on pages 49-53 of our Management’s Discussion and Analysis for the year ended December 31, 2006.

ITEM 8 - FINANCIAL INFORMATION

Consolidated Financial Statements

Refer to Item 18.

Litigation

On August 9, 2004, a proceeding under the Class Actions Act (Saskatchewan) was brought against providers of wireless communications in Canada, including Wireless and Fido. The proceeding involves allegation by wireless customers of breach of contract, misrepresentation, false advertising and unjust enrichment arising out of the charging of system access fees. The plaintiffs seek un-quantified damages from the defendant wireless communications service providers. In July 2006, the Saskatchewan court denied the plaintiffs’ application to have the proceeding certified as a class action. However, the court granted leave to the plaintiffs to renew their applications in order to address certain of the requirements under the Saskatchewan class proceedings legislation. The Plaintiff's application to address these requirements is set to be heard by the Court on April 4 and 5, 2007.

Similar proceedings have also been brought against us and other providers of wireless communications in most of Canada. We have not recorded a liability for this contingency since the likelihood and amount of any potential loss cannot be reasonably estimated. In addition, on December 9, 2004, we were served with a court order compelling us to produce certain records and other information relevant to an investigation initiated by the Commissioner of Competition under the misleading advertising provisions of the Competition Act with respect to our system access fee.

On April 21, 2004, a proceeding was brought against Fido and others claiming damages totalling $160 million, specific performance, breach of contract, breach of confidence and breach of fiduciary duty. The proceeding is seeking to add Inukshuk Wireless Partnership, the Company's 50% owned joint venture, as a party to the action. The proceeding is at an early stage. The Company believes it has good defences to the claim and no amounts have been provided in the accounts.

We are and may from time to time be named as a defendant in other legal actions arising in the ordinary course of our business, including claims arising out of our dealer arrangements.

Dividend

Refer to Item 3 - Dividends and Distributions

Significant Changes

Refer to Item 4 - Recent Developments — Information on the Company - 2006 Highlights and 2005 Highlights.

ITEM 9 - LISTING DETAILS

Our common shares are wholly owned by RWCI and are not listed on any securities exchange. In addition, our public debt securities are not listed on any securities exchange.

ITEM 10 -ADDITIONAL INFORMATION

Memorandum and Articles of Association

This section is incorporated by reference to Registration Statement No. 333-13504 filed previously with the SEC.

Material Contracts

No material contract outside the ordinary course of business has been entered into by the Company since January 1, 2004.

Exchange Controls

Canada has no system of exchange controls. There are no exchange restrictions on borrowing from foreign countries nor on the remittance of dividends, interest, royalties and similar payments, management fees, loan repayments, settlements of trade debts or the repatriation of capital.

The Investment Canada Act, Canada’s general foreign investment screening legislation, imposes notification and review obligations on non-Canadians who acquire control of an existing Canadian business. Depending on the nature and size of the intended transaction, a non-Canadian may be required to either notify the statutory agency established under the Investment Canada Act or obtain approval from the applicable Minister charged with administering the legislation. The statutory gross asset thresholds for Ministerial review of direct and indirect acquisitions of control of an existing Canadian business are $5 million and $50 million, depending upon the nature of the transaction. The gross asset threshold for Ministerial review of direct acquisition of control of Canadian businesses by a World Trade Organization Investor is currently $250 million. Indirect acquisitions by a World Trade Organization Investor are generally no longer reviewable. However, the non-review provisions and the higher threshold for direct acquisitions of a Canadian business by a World Trade Organization Investor do not apply if the acquired business is involved in certain specified industries such as uranium production, financial services, transportation services and cultural businesses (including book, video and film production and distribution, radio, television and cable television undertakings, satellite programming and broadcast network services). Moreover, even if the acquisition falls below the threshold, if it is in respect of a business activity that is related to Canada’s cultural heritage or national identity, it may be reviewed by the Minister whatever the size of the business. A non-Canadian may be ordered to divest itself of any investment completed without prior approval if the transaction implementing the investment was reviewable under the Investment Canada Act and, on review, the Minister is not satisfied that such investment is likely to be of net benefit to Canada. Under the Investment Canada Act, factors relevant to the determination of net benefit to Canada include the effect of the acquisition on employment, resource processing, sourcing, participation by Canadians in the business to be acquired, productivity, industrial efficiency, competition and the compatibility of the acquisition with national industrial economic policies.

For other limitations, refer to “Government Regulation and Regulatory Developments - Restrictions on Non-Canadian Ownership and Control” section contained on pages 31-32 of our Management’s Discussion and Analysis for the year ended December 31, 2006 and incorporated by reference.

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

ITEM 11 - QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

This section is incorporated by reference to “Liquidity and Financing - Interest Rate and Foreign Exchange Management” section contained on pages 27-29 of our Management’s Discussion and Analysis for the year ended December 31, 2006.

ITEM 12 - DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13 -DEFAULTS, DIVIDENDS ARREARAGES AND DELINQUENCIES

None.

ITEM 14 -MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITIES HOLDERS AND USE OF PROCEEDS

None.

ITEM 15 - DISCLOSURE CONTROLS AND PROCEDURES

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

Since the last evaluation by our management of our internal controls, the implementation of a new integrated Oracle based financial system during the year allowed the Company to take steps to strengthen its internal controls over financial reporting. The Company believes that additional changes to the control processes and procedures over Oracle related purchase orders and cost accruals, which were finalized in the fourth quarter, have enhanced our system of internal controls.

ITEM 16A - AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that we have at least one “audit committee financial expert” (as defined in the instructions for Item 16A of Form 20-F), serving on our Audit Committee. The audit committee financial expert is John H. Clappison, who has been determined by the Board to be an independent director. The Board’s determination does not impose greater duties, obligations or liabilities on Mr. Clappison nor does it affect the duties, obligations or liabilities of other members of the Audit Committee or Board.

ITEM 16B - CODE OF CONDUCT AND ETHICS

The Company has adopted a Code of Conduct and Ethics that applies to all directors and Business Conduct Guidelines that apply to all officers and employees (the Codes). The Codes have been posted on the Rogers website under the Corporate Governance — Rogers Communications Inc. section at www.rogers.com. A copy of the Codes will be provided upon request to Investor Relations, 333 Bloor Street East, 10th Floor, Toronto, Ontario, M4W 1G9.

ITEM 16C - PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table presents fees for professional services rendered by KPMG LLP to us for the audit of our annual financial statements for 2006 and 2005, and fees billed for other services rendered by KPMG LLP.
	Year ended December 31,
	2006	2005
Audit fees(1)	1,551,557	1,292,088
Audit-related fees (2)	0	13,000
Tax fees (3)	148,992	96,000
All other fees	-	-
Total	1,700,549	1,401,088
____________

(1) Consist of fees related to statutory audits, related audit work in connection with registration statements and other filings with various regulatory authorities, quarterly reviews of interim financial statements and accounting consultations related to the audited financial statements.

(2) Consist mainly of regulatory audits and reviews, advice relating to compliance with Canadian and U.S. rules on internal controls and other specified procedures audits.

(3) Consist of fees for tax consultation and compliance services.

Our policy regarding pre-approval of all audit, audit-related and non-audit services is based upon compliance with the Sarbanes-Oxley Act of 2002, and subsequent implementing rules promulgated by the SEC. None of the audit related fees, tax fees or all other fees described in the table above were approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

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

3.
The Audit Committee delegates authority to the Chairman of the Audit Committee to approve requests for services not included in the pre-approved list of services or for services not previously pre-approved by the Audit Committee. Any services approved by the Chairman will be reported to the full Audit Committee at the next meeting.

4.	A review of all audit and non-audit services and fees rendered to the Company and its subsidiaries by KPMG LLP will be reviewed each quarter by the Audit Committee.

PART III

ITEM 17 — FINANCIAL STATEMENTS

Not applicable.

ITEM 18 — FINANCIAL STATEMENTS

This section is incorporated herein by reference to the Consolidated Financial Statements filed with the SEC under cover of a Form 6-K on March 30, 2006.

ITEM 19 — EXHIBITS
EXHIBIT INDEX

Exhibit Number		Description
†1.1	—	Certificate of Amalgamation & Articles of Amalgamation of Rogers Wireless Inc.
***1.2		Certificate and Articles of Amendment of Rogers Wireless Inc. issued December 8, 2005 authorizing the creation of an unlimited number of First Preferred Shares
†1.3	—	By-laws of Rogers Wireless Inc.
2.1	—

Rogers Wireless Inc. agrees to furnish to the Commission on request a copy of any instrument defining the rights of holders of long-term debt of Rogers Wireless Inc. and of any subsidiary for which consolidated or unconsolidated financial statements are required to be filed

††2.2	—	Amended and Restated Deed of Trust, dated as of March 15, 1997, between National Trust Company and Rogers Wireless Inc., as amended on March 19, 1997
2.3	—	First Supplemental Amended and Restated Deed of Trust, dated as of August 1, 2005, between National Trust Company and Rogers Wireless Inc.
**2.4	—	Amended and Restated Credit Agreement, dated as of March 15, 1997, among Rogers Wireless Inc., the lenders named therein and The Bank of Nova Scotia, as Agent, and exhibits thereto
†2.5	—	First Amendment Agreement to the Amended and Restated Credit Agreement, dated as of April 12, 2001, between Rogers Wireless Inc., the lenders named therein and The Bank of Nova Scotia, as Agent
††††2.6	—	Second Amendment Agreement to the Amended and Restated Credit Agreement, dated as of October 8, 2004, between Rogers Wireless Inc., the lenders named therein and The Bank of Nova Scotia, as Agent
2.7	—	Third Amendment Agreement to the Amended and Restated Credit Agreement, dated as of July 31, 2005, between Rogers Wireless Inc., the lenders named therein and The Bank of Nova Scotia, as Agent
2.8	—	Fourth Amendment Agreement to the Amended and Restated Credit Agreement, dated as of August 26, 2005, between Rogers Wireless Inc., the lenders named therein and The Bank of Nova Scotia, as Agent
*2.9	—	Form of Indenture for 9.75% Senior Secured Debentures due 2016 of Rogers Wireless Inc.
***2.10	—

First Supplemental Indenture, dated as of August 1, 2005, between Rogers Wireless Inc., Rogers Wireless Partnership, JPMorgan Chase Bank, N.A. and CIBC Mellon Trust Company relating to the 9.75% Senior Secured Debentures due 2016

†2.11	—	Indenture, dated as of May 2, 2001 between Rogers Wireless Inc. and The Chase Manhattan Bank, as Trustee, relating to the 9.625% Senior (Secured) Notes due 2011 of Rogers Wireless Inc.
***2.12	—

First Supplemental Indenture, dated as of August 1, 2005, between Rogers Wireless Inc., Rogers Wireless Partnership and JPMorgan Chase Bank, N.A., relating to the 9.625% Senior (Secured) Notes due 2011.

††2.13	—	Indenture, dated as of February 20, 2004, between Rogers Wireless Inc., as Issuer, and JPMorgan Chase Bank, as Trustee, relating to the 6.375% Senior (Secured) Notes due 2014
***2.14	—	First Supplemental Indenture, dated as of August 1, 2005, between Rogers Wireless Inc., Rogers Wireless Partnership and JPMorgan Chase Bank, relating to the 6.375% Senior (Secured) Notes due 2014
††2.15	—	Form of 6.375% Senior (Secured) Note due 2014 (included in Exhibit 2.13)
††2.16	—	Pledge Agreement, dated as of February 20, 2004, between Rogers Wireless Inc. and JPMorgan Chase Bank, as Trustee, relating to the 6.375% Senior (Secured) Notes due 2014
††2.17	—	United States Dollar Bond issued under the Deed of Trust relating to the 6.375% Senior (Secured) Notes due 2014
†††2.18	—	Indenture, dated as of November 30, 2004, between Rogers Wireless Inc., as Issuer, and JPMorgan Chase Bank, N.A., as Trustee, relating to the Floating Rate Senior (Secured) Notes Due 2010
***2.19	—

First Supplemental Indenture, dated as of August 1, 2005, between Rogers Wireless Inc., Rogers Wireless Partnership and JPMorgan Chase Bank, N.A. relating to the Floating Rate Senior (Secured) Notes due 2010

Exhibit Number	Description
†††2.20	—	Indenture, dated as of November 30, 2004, between Rogers Wireless Inc., as Issuer, and JPMorgan Chase Bank, N.A., as Trustee, relating to the 7.625% Senior (Secured) Notes Due 2011
***2.21	—	First Supplemental Indenture, dated as of August 1, 2005, between Rogers Wireless Inc., Rogers Wireless Partnership and JPMorgan Chase Bank, N.A. relating to the 7.625% Senior (Secured) Notes due 2011
†††2.22	—	Indenture, dated as of November 30, 2004, between Rogers Wireless Inc., as Issuer, and JPMorgan Chase Bank, N.A., as Trustee, relating to the 7.25% Senior (Secured) Notes Due 2012
***2.23	—	First Supplemental Indenture, dated as of August 1, 2005, between Rogers Wireless Inc., Rogers Wireless Partnership and JPMorgan Chase Bank, N.A. relating to the 7.25% Senior (Secured) Notes due 2012
†††2.24	—	Indenture, dated as of November 30, 2004, between Rogers Wireless Inc., as Issuer, and JPMorgan Chase Bank, N.A., as Trustee, relating to the 7.50% Senior (Secured) Notes Due 2015
***2.25	—	First Supplemental Indenture, dated as of August 1, 2005, between Rogers Wireless Inc., Rogers Wireless Partnership and JPMorgan Chase Bank, N.A. relating to the 7.50% Senior (Secured) Notes due 2015
†††2.26	—	Indenture, dated as of November 30, 2004, between Rogers Wireless Inc., as Issuer, and JPMorgan Chase Bank, N.A., as Trustee, relating to the 8.00% Senior Subordinated Notes Due 2012
***2.27	—

First Supplemental Indenture, dated as of August 1, 2005, between Rogers Wireless Inc., Rogers Wireless Partnership and JPMorgan Chase Bank, N.A. relating to the 8.00% Senior Subordinated Notes due 2012

†4.1	—	Master Purchase Agreement, dated as of January 1, 1998 between Rogers Wireless Inc. and Ericsson Communications, Inc.
8.1	—	Subsidiaries of Rogers Wireless Inc.
12.1	—	Certification of Chief Executive Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002
12.2	—	Certification of Chief Financial Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002
#12.3	—	Certification pursuant to section 906 of the Sarbanes-Oxley Act of 2002
12.4	—	Schedule of Valuation and Qualifying Accounts
12.5	—	Report of Independent Registered Public Accounting Firm

†	Filed as an exhibit to Registration Statement No. 333-13504 and incorporated by reference thereto.
††	Filed as an exhibit to Registration Statement No. 333-113024 and incorporated herein by reference thereto.
†††	Filed as an exhibit to Registration Statement No. 333-120935 and incorporated herein by reference thereto.
††††	Filed as an exhibit to Amendment No. 2 of Schedule TO (file No. 005-58635) filed on October 14, 2004, and incorporated herein by reference thereto.
*	Filed as an exhibit to Registration Statement No. 333-3154 and incorporated herein by reference thereto.
**	Filed as an exhibit to Registration Statement No. 333-7714 and incorporated herein by reference thereto.
***	Filed as an exhibit to the registrant’s Form 20-F filed on March 9, 2006, and incorporated herein by reference thereto.
#
This exhibit shall not be deemed “filed” for purposes of Section 18 of The Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference on any filling under The Securities Act of 1933 or The Securities Exchange Act of 1934, whether made before or after the date hereof and irrespective of any general incorporation language in any filings.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ROGERS WIRELESS INC.
(Registrant)

March 28, 2007	/s/ Edward S. Rogers
(Date)	Edward S. Rogers Vice Chairman

March 28, 2007	/s/ William W. Linton
(Date)	William W. Linton Senior Vice President

EXHIBIT INDEX

Exhibit Number		Description
†1.1	—	Certificate of Amalgamation & Articles of Amalgamation of Rogers Wireless Inc.
***1.2		Certificate and Articles of Amendment of Rogers Wireless Inc. issued December 8, 2005 authorizing the creation of an unlimited number of First Preferred Shares
†1.3	—	By-laws of Rogers Wireless Inc.
2.1	—

Rogers Wireless Inc. agrees to furnish to the Commission on request a copy of any instrument defining the rights of holders of long-term debt of Rogers Wireless Inc. and of any subsidiary for which consolidated or unconsolidated financial statements are required to be filed

††2.2	—	Amended and Restated Deed of Trust, dated as of March 15, 1997, between National Trust Company and Rogers Wireless Inc., as amended on March 19, 1997
2.3	—	First Supplemental Amended and Restated Deed of Trust, dated as of August 1, 2005, between National Trust Company and Rogers Wireless Inc.
**2.4	—	Amended and Restated Credit Agreement, dated as of March 15, 1997, among Rogers Wireless Inc., the lenders named therein and The Bank of Nova Scotia, as Agent, and exhibits thereto
†2.5	—	First Amendment Agreement to the Amended and Restated Credit Agreement, dated as of April 12, 2001, between Rogers Wireless Inc., the lenders named therein and The Bank of Nova Scotia, as Agent
††††2.6	—	Second Amendment Agreement to the Amended and Restated Credit Agreement, dated as of October 8, 2004, between Rogers Wireless Inc., the lenders named therein and The Bank of Nova Scotia, as Agent
2.7	—	Third Amendment Agreement to the Amended and Restated Credit Agreement, dated as of July 31, 2005, between Rogers Wireless Inc., the lenders named therein and The Bank of Nova Scotia, as Agent
2.8	—	Fourth Amendment Agreement to the Amended and Restated Credit Agreement, dated as of August 26, 2005, between Rogers Wireless Inc., the lenders named therein and The Bank of Nova Scotia, as Agent
*2.9	—	Form of Indenture for 9.75% Senior Secured Debentures due 2016 of Rogers Wireless Inc.
***2.10	—

First Supplemental Indenture, dated as of August 1, 2005, between Rogers Wireless Inc., Rogers Wireless Partnership, JPMorgan Chase Bank, N.A. and CIBC Mellon Trust Company relating to the 9.75% Senior Secured Debentures due 2016

†2.11	—	Indenture, dated as of May 2, 2001 between Rogers Wireless Inc. and The Chase Manhattan Bank, as Trustee, relating to the 9.625% Senior (Secured) Notes due 2011 of Rogers Wireless Inc.
***2.12	—

First Supplemental Indenture, dated as of August 1, 2005, between Rogers Wireless Inc., Rogers Wireless Partnership and JPMorgan Chase Bank, N.A., relating to the 9.625% Senior (Secured) Notes due 2011.

††2.13	—	Indenture, dated as of February 20, 2004, between Rogers Wireless Inc., as Issuer, and JPMorgan Chase Bank, as Trustee, relating to the 6.375% Senior (Secured) Notes due 2014
***2.14	—	First Supplemental Indenture, dated as of August 1, 2005, between Rogers Wireless Inc., Rogers Wireless Partnership and JPMorgan Chase Bank, relating to the 6.375% Senior (Secured) Notes due 2014
††2.15	—	Form of 6.375% Senior (Secured) Note due 2014 (included in Exhibit 2.13)
††2.16	—	Pledge Agreement, dated as of February 20, 2004, between Rogers Wireless Inc. and JPMorgan Chase Bank, as Trustee, relating to the 6.375% Senior (Secured) Notes due 2014
††2.17	—	United States Dollar Bond issued under the Deed of Trust relating to the 6.375% Senior (Secured) Notes due 2014
†††2.18	—	Indenture, dated as of November 30, 2004, between Rogers Wireless Inc., as Issuer, and JPMorgan Chase Bank, N.A., as Trustee, relating to the Floating Rate Senior (Secured) Notes Due 2010
***2.19	—

First Supplemental Indenture, dated as of August 1, 2005, between Rogers Wireless Inc., Rogers Wireless Partnership and JPMorgan Chase Bank, N.A. relating to the Floating Rate Senior (Secured) Notes due 2010

Exhibit Number	Description
†††2.20	—	Indenture, dated as of November 30, 2004, between Rogers Wireless Inc., as Issuer, and JPMorgan Chase Bank, N.A., as Trustee, relating to the 7.625% Senior (Secured) Notes Due 2011
***2.21	—	First Supplemental Indenture, dated as of August 1, 2005, between Rogers Wireless Inc., Rogers Wireless Partnership and JPMorgan Chase Bank, N.A. relating to the 7.625% Senior (Secured) Notes due 2011
†††2.22	—	Indenture, dated as of November 30, 2004, between Rogers Wireless Inc., as Issuer, and JPMorgan Chase Bank, N.A., as Trustee, relating to the 7.25% Senior (Secured) Notes Due 2012
***2.23	—	First Supplemental Indenture, dated as of August 1, 2005, between Rogers Wireless Inc., Rogers Wireless Partnership and JPMorgan Chase Bank, N.A. relating to the 7.25% Senior (Secured) Notes due 2012
†††2.24	—	Indenture, dated as of November 30, 2004, between Rogers Wireless Inc., as Issuer, and JPMorgan Chase Bank, N.A., as Trustee, relating to the 7.50% Senior (Secured) Notes Due 2015
***2.25	—	First Supplemental Indenture, dated as of August 1, 2005, between Rogers Wireless Inc., Rogers Wireless Partnership and JPMorgan Chase Bank, N.A. relating to the 7.50% Senior (Secured) Notes due 2015
†††2.26	—	Indenture, dated as of November 30, 2004, between Rogers Wireless Inc., as Issuer, and JPMorgan Chase Bank, N.A., as Trustee, relating to the 8.00% Senior Subordinated Notes Due 2012
***2.27	—

First Supplemental Indenture, dated as of August 1, 2005, between Rogers Wireless Inc., Rogers Wireless Partnership and JPMorgan Chase Bank, N.A. relating to the 8.00% Senior Subordinated Notes due 2012

†4.1	—	Master Purchase Agreement, dated as of January 1, 1998 between Rogers Wireless Inc. and Ericsson Communications, Inc.
8.1	—	Subsidiaries of Rogers Wireless Inc.
12.1	—	Certification of Chief Executive Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002
12.2	—	Certification of Chief Financial Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002
#12.3	—	Certification pursuant to section 906 of the Sarbanes-Oxley Act of 2002
12.4	—	Schedule of Valuation and Qualifying Accounts
12.5	—	Report of Independent Registered Public Accounting Firm

†	Filed as an exhibit to Registration Statement No. 333-13504 and incorporated by reference thereto.
††	Filed as an exhibit to Registration Statement No. 333-113024 and incorporated herein by reference thereto.
†††	Filed as an exhibit to Registration Statement No. 333-120935 and incorporated herein by reference thereto.
††††	Filed as an exhibit to Amendment No. 2 of Schedule TO (file No. 005-58635) filed on October 14, 2004, and incorporated herein by reference thereto.
*	Filed as an exhibit to Registration Statement No. 333-3154 and incorporated herein by reference thereto.
**	Filed as an exhibit to Registration Statement No. 333-7714 and incorporated herein by reference thereto.
***	Filed as an exhibit to the registrant’s Form 20-F filed on March 9, 2006, and incorporated herein by reference thereto.
#
This exhibit shall not be deemed “filed” for purposes of Section 18 of The Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference on any filling under The Securities Act of 1933 or The Securities Exchange Act of 1934, whether made before or after the date hereof and irrespective of any general incorporation language in any filings.